As filed with the Securities and Exchange Commission on August 6, 2008
Registration No. 333-148259
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

EDUCATION MANAGEMENT CORPORATION
(exact name of registrant as specified in its charter)

Pennsylvania	8200	25-1119571
(state or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. employer identification no.)

210 Sixth Avenue
33rd Floor
Pittsburgh, Pennsylvania 15222
(412) 562-0900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Devitt Kramer, Esq.
Senior Vice President, General Counsel and Secretary
Education Management Corporation
210 Sixth Avenue
33rd Floor
Pittsburgh, Pennsylvania 15222
(412) 562-0900
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With Copies to:

Ronald D. West, Esq. Jeffrey W. Acre, Esq. K&L Gates LLP Henry W. Oliver Building 535 Smithfield Street Pittsburgh, Pennsylvania 15222-2312 (412) 355-6500	Gary I. Horowitz, Esq. Richard A. Fenyes, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate	Amount of
Securities to be Registered	Offering Price(1)	Registration Fee(2)
Common Stock, par value $0.01 per share	$500,000,000	$15,350

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes shares to be sold upon exercise of the underwriters’ over-allotment option.

(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 6, 2008
Shares

Common Stock

This is an initial public offering of shares of common stock of Education Management Corporation, which we sometimes refer to in this prospectus as “EDMC”. EDMC is offering all of the shares of common stock to be sold in the offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $      and $     . EDMC has applied for the quotation of the common stock on The NASDAQ Stock Market LLC under the symbol “EDMC”.

See “Risk Factors” on page 13 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to EDMC	$	$

To the extent that the underwriters sell more than           shares of common stock, the underwriters have the option to purchase up to an additional           shares from EDMC at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2008.

Goldman, Sachs & Co.

Prospectus dated          , 2008

Through and including          , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained in the prospectus. If you are given any information or representation about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell anywhere or to anyone where or to whom we are not permitted to offer to sell securities under applicable law.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory

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authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

We have filed with the U.S. Securities and Exchange Commission, or the “SEC”, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. With respect to statements in this prospectus about the contents of any contract, agreement or other document, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, and each such statement is qualified in all respects by reference to the document to which it refers.

The public may read and copy any reports or other information that we and our subsidiaries file with the SEC. Such filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website is included in this prospectus as an inactive textual reference only. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Some of the industry and market data contained in this prospectus are based on independent industry publications or other publicly available information, while other information is based on internal company sources. Although we believe that these independent sources and our internal data are reliable as of their respective dates, the information contained in them has not been independently verified, and neither the underwriters nor we can assure you as to the accuracy or completeness of this information. As a result, you should be aware that the market industry data contained in this prospectus, and beliefs and estimates based on such data, may not be reliable. We obtained information relating to the U.S. post-secondary education market from the National Center for Education Statistics, which is the primary federal entity for collecting and analyzing data related to education, the College Board, the U.S. Census Bureau, the U.S. Department of Labor — Bureau of Labor Statistics and Eduventures Inc., a leading information services company for the education market.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors” and the financial statements and notes included elsewhere in this prospectus.

On June 1, 2006, EDMC was acquired by a consortium of private investors through a merger of an acquisition company into EDMC, with EDMC surviving the merger. We sometimes refer to that transaction in this prospectus as the “Transaction”. Our principal shareholders are private equity funds affiliated with Providence Equity Partners, Goldman Sachs Capital Partners and Leeds Equity Partners, which we refer to in this prospectus collectively as the “Sponsors”. As used in this prospectus, unless otherwise stated or the context otherwise requires, references to “we”, “us”, “our”, the “Company”, “EDMC” and similar references refer collectively to Education Management Corporation and its subsidiaries. The term “Successor” refers to us following the Transaction, and the term “Predecessor” refers to us prior to the Transaction. References to our fiscal year refer to the 12-month period ended June 30 of the year referenced.

Our Business

We are among the largest providers of post-secondary education in North America, with approximately 96,000 enrolled students as of October 2007. We offer academic programs to our students through campus-based and online instruction, or through a combination of both. We are committed to offering quality academic programs and continuously strive to improve the learning experience for our students. Our educational institutions offer students the opportunity to earn undergraduate and graduate degrees and certain specialized non-degree diplomas in a broad range of disciplines, including design, media arts, health sciences, psychology and behavioral sciences, culinary, fashion, business, education, legal and information technology. Each of our schools located in the United States is recognized by an accreditation agency and by the U.S. Department of Education, enabling students to access federal student loans, grants and other forms of public and private financial aid. Our academic programs are designed with an emphasis on applied, career-oriented content and are taught primarily by faculty members who, in addition to having appropriate credentials, offer practical and relevant professional experience in their respective fields. Our net revenues for fiscal 2007 were $1,363.7 million.

During our more than 35-year operating history, we have expanded the reach of our education systems and currently operate 88 primary locations across 28 U.S. states and in Canada. In addition, we have offered online programs since 2000, enabling our students to pursue degrees fully online or through a flexible combination of both online and campus-based education. Since October 1997, we have experienced a compounded annual enrollment growth rate of 18.0%. During the same time period, the schools that we have owned or operated for one year or more experienced a compounded annual enrollment growth rate of 12.0%.

Since the Transaction in June 2006, we have enhanced our senior management team and made investments to accelerate enrollment growth. We have made significant investments in numerous areas of our workforce, including marketing and admissions, new and expanded campuses, online education and infrastructure in order to support future enrollment growth and enhance the student experience. Our increased focus on online education has resulted in strong enrollment growth. The number of students enrolled in fully online academic programs has more than doubled to approximately 13,100 students in October 2007, compared to approximately 4,600 students in July 2006. In addition, we have opened 15 new locations, acquired two schools, developed 20 new academic programs and introduced 259 new or existing academic programs to locations that had not previously offered such programs. Total enrollment at our schools has grown by 19.5% between October 2006 and October 2007. During the same time period, same-school enrollment for schools owned or operated for one year or more increased 18.2%.

Each of our 88 schools provides student-centered, career-focused education. Our portfolio of schools is organized and managed to capitalize on recognized brands and align them with specific targeted markets based on field of study, employment opportunity, type of degree offering and student demographics:

•	The Art Institutes. The Art Institutes focus on applied arts in creative professions such as graphic design, interior design, web design and interactive media, digital filmmaking, media arts and animation, game art and design, fashion design and marketing and culinary arts. The Art Institutes offer Associate’s, Bachelor’s and Master’s degree programs, as well as certain non-degree diploma programs. Students pursue their degrees through local campuses, fully online programs through The Art Institute of Pittsburgh, Online Division and blended formats, which combine on campus and online education. There are 43 Art Institutes campuses in 23 U.S. states and in Canada.

•	Argosy University. Argosy University offers academic programs in psychology and behavioral sciences, education, business and health sciences disciplines. Argosy students can obtain Doctoral, Master’s and undergraduate degrees. Argosy’s academic programs focus on graduate students seeking advanced credentials as a prerequisite to initial licensing, career advancement and/or structured pay increases. Students pursue their degrees through local campuses, fully online programs and blended formats. There are 19 Argosy University campuses in 13 U.S. states.

•	Brown Mackie Colleges. Brown Mackie Colleges offer flexible Associate’s and non-degree diploma programs that enable students to develop skills for entry-level positions in high demand vocational specialties and Bachelor’s degree programs that assist students to advance within the workplace. Brown Mackie Colleges offer programs in growing fields such as nursing, medical assisting, business, criminal justice, legal support and information technology. There are 20 Brown Mackie College campuses in ten U.S. states.

•	South University. South University offers programs in health sciences and business disciplines, including business administration, health services management, nursing, pharmacy, medical assistant, criminal justice and information technology. South University offers Doctoral, Master’s, Bachelor’s and Associate’s degrees through local campuses, fully online programs and blended formats. There are five South University campuses in four U.S. states.

Our business model has a number of favorable financial characteristics, including consistent historical revenue growth, the opportunity for future profit margin expansion and strong operating cash flow generation.

•	History of consistent revenue growth. We believe that we benefit from a business model with good insight into future revenue and earnings, given the length of our academic programs and relatively consistent persistence rates. Over 63% of our students as of October 2007 were enrolled in Doctorate, Master’s and Bachelor’s degree programs, which are typically multi-year programs that contribute to the overall stability of our student population. The significant investments we have made since the Transaction in numerous areas of our workforce, including marketing and admissions, new campuses and online education and infrastructure, are designed to support future enrollment growth.

•	Opportunity for future profit margin expansion. Our business model benefits from scale and permits us to leverage fixed costs across our delivery platforms. Since the Transaction in June 2006, we have made significant investments in numerous areas of our workforce in order to support future enrollment growth and enhance the student experience. We expect that our business model, along with the anticipated benefits of these investments, will enable us to leverage fixed costs as we add new locations and expand our existing locations. With respect to our online programs, we have built sufficient presence to enable us over time to utilize shared technology and infrastructure. We believe that our continued focus on information systems, operating processes and key performance indicators will permit us to enhance our educational quality, growth and profitability over time, although we expect that expenses incurred with respect to our student lending initiatives will negatively impact our profitability in the short term.

•	Strong operating cash flow generation. We historically have generated strong cash flows. We benefit from investments with attractive returns on capital and favorable working capital balances due to advance payment of tuition and fees. In fiscal 2007, we generated cash flows from operations of $179.9 million. Since the Transaction, most of our investments have been made to support growth, as well as the infrastructure required to leverage our delivery platforms.

All of these characteristics complement the successful outcomes that we deliver to our students, as reflected in our student persistence and graduate employment rates and in student satisfaction survey data. Approximately 90% of undergraduate students who graduated from our institutions during the calendar year ended December 31, 2006 and were available for employment obtained a position in their field of study or a related field within six months of graduation.

Industry Overview

The U.S. Department of Education estimates that the U.S. public and private post-secondary education market for degree-granting institutions was a $364 billion industry in 2005, representing approximately 17.5 million students enrolled at over 4,300 institutions. According to the National Center of Education Statistics, traditional students, who typically are recent high school graduates under 25 years of age and are pursuing their first higher education degree, represent approximately 61% of the national student population. The remaining 39% of the student population is comprised of non-traditional students, who are largely working adults pursuing further education in their current field or are preparing for a new career.

We believe that there are a number of factors contributing to the long-term growth of the post-secondary education industry. First, the shift toward a services-based economy increases the demand for higher levels of education. According to the U.S. Department of Labor — Bureau of Labor Statistics, the projected growth rate for total job openings from 2006 to 2016 for occupations that require post-secondary education is over 15%, nearly double the growth rate for occupations that do not require post-secondary education. Second, economic incentives are favorable for post-secondary graduates. According to the U.S. Census Bureau, in 2005, the median income for individuals aged 25 years and older with a Bachelor’s degree was approximately 63% higher than for high school graduates of the same age with no college experience, and the average unemployment rate in 2006 for persons aged 25 years and older with a Bachelor’s degree was nearly half that of those without college experience. Third, government and private financial aid in various forms, including loan guarantees, grants and tax benefits for post-secondary students, has continued to increase. We believe that this support will continue as the U.S. government emphasizes the development of a highly skilled, educated workforce to maintain global competitiveness. Finally, the strong demand for post-secondary education has enabled educational institutions to consistently increase tuition and fees. According to the College Board, public four-year colleges have increased tuition and fees by 7.1% annually on average over the last ten years.

We believe that for-profit providers will capture an increasing share of the growing demand for post-secondary education, which has not been fully addressed by traditional public and private universities. Non-profit public and private institutions can face limited financial capability to expand their offerings in response to the growing demand for education, due to a combination of state funding challenges, significant expenditures required for research and the professor tenure system. Certain private institutions also may control enrollments to preserve the perceived prestige and exclusivity of their degree offerings.

As a result, we believe that for-profit, post-secondary education providers continue to have significant opportunities for growth. According to the National Center of Education Statistics, the number of students at for-profit, degree-granting institutions grew at an average annual rate of 15.4% from 1995 to 2005, compared to 2.1% growth for all degree-granting institutions over the same period. For-profit providers have continued their strong growth, primarily due to the higher flexibility of their programmatic offerings and learning structure, their emphasis on applied, career-oriented content and their ability to consistently introduce new campuses and academic programs. Despite rapid growth, the share of the post-secondary education market that has been captured by for-profit providers remains relatively small. In 2005, according to the National Center for Education Statistics, for-profit institutions accounted for 5.8% of all post-secondary enrollments, up from 1.7% in 1995.

We believe that growth in online education has been supported by favorable student outcomes, the flexibility and convenience associated with the instructional format and the higher penetration of broadband Internet access. According to Eduventures Inc., a leading information services company for the education market, online education programs generated an estimated $8.6 billion of revenues in 2006. Eduventures estimates that online enrollment grew by 36% annually from 2002 to 2005 and projects growth of 20% in 2007 and 17% in 2008.

The post-secondary education industry is highly fragmented, with no one provider controlling a significant share of the market. Students choose among providers based on programs and degrees offered, program flexibility and convenience, quality of instruction, graduate employment rates, reputation and recruiting effectiveness. This multi-faceted market fragmentation results in significant differentiation among various education providers, limited direct competition and minimal overlap between for-profit providers. The main competitors of for-profit, post-secondary education providers are local public and private two-year junior and community colleges, traditional public and private undergraduate and graduate colleges and, to a lesser degree, other for-profit, career-oriented schools.

Our Competitive Strengths

We believe that the combination of the following strengths differentiates our business:

•	Recognized brands aligned with specific fields of study and degree offerings

We offer academic programs primarily through four education systems. We have devoted significant resources to establishing, and continue to invest in developing, the brand identity for each education system. Through The Art Institutes, Argosy University, Brown Mackie Colleges and South University education systems, we have the ability to align our academic program offerings to address the unique needs of specific student groups. Our marketing strategy is designed to develop brand awareness among practitioners and likely prospects in particular fields of study. We believe that this comprehensive brand building approach in each specific market also enables us to gain economies of scale with respect to student acquisition and retention costs, assists in the recruitment and retention of quality faculty and staff members and accelerates our ability to expand online course offerings.

•	Diverse program offerings and broad degree capabilities

Our breadth of programmatic and degree offerings enables us to appeal to a diverse range of potential students. We currently offer academic programs in the following areas: design, media arts, health sciences, psychology and behavioral sciences, culinary, fashion, business, education, legal and information technology. Students seeking Bachelor’s or more advanced degrees represent over 63% of our student population, which provides us with a stable student population and consistent revenues.

•	National portfolio of schools and integrated online learning platform

The combination of our national portfolio of schools and integrated online learning platform provides students at three of our education systems with flexible curriculum delivery options and academic programs taught on campus, online and in blended formats. This flexibility enables our academic programs to appeal to both traditional students and working adults who may seek convenience due to scheduling, geographical or other constraints.

We have 88 primary locations across 28 U.S. states and in Canada. Our campuses are located primarily in large metropolitan areas, and we focus our marketing efforts on generating demand primarily within a 100-mile radius of the campus. Throughout our history, we have invested in our campuses in order to provide attractive and efficient learning environments. Our schools offer many amenities found in traditional colleges, including libraries, bookstores and laboratories, as well as the industry-specific equipment necessary for the various programs that we offer.

Our online presence offers a practical and flexible solution for our students. We have made a significant investment in online education by strengthening our online presence within The Art Institutes, Argosy University and South University education systems. We have introduced new online academic programs, strengthened our technology infrastructure, hired additional faculty and staff and increased our spending on marketing and admissions. We intend to continue to invest in the expansion of our online program offerings and our marketing efforts to capitalize on our well-known branded schools in order to expand our online presence.

•	Commitment to offering quality academic programs and student and graduate success

We are committed to offering quality academic programs, and we continuously strive to improve the learning experience for our students. We are dedicated to recruiting and retaining quality faculty and instructors with relevant industry experience and appropriate academic credentials. Our advisory boards help us to reassess and update our educational offerings on a regular basis in order to ensure the relevance of our curriculum and to design new academic programs. We do this with the goal of enabling students to either enter or advance in their chosen field. Our staff of trained, dedicated career services specialists maintains strong relationships with employers in order to improve our student graduate employment rates in their chosen fields. We measure the quality of our academic programs through metrics such as student persistence, graduate employment and graduate starting salary.

•	Strong management team with a focus on long-term performance

Since the Transaction, we have enhanced our senior management team and made investments to accelerate enrollment growth and build infrastructure to establish a platform for sustainable growth. Our school presidents and senior operating executives also have substantial experience in the sector and have contributed to our history of success. We plan to continue to build our strong management team as we execute on our growth strategy.

Our Growth Strategy

We intend to pursue the following key elements of our current growth strategy:

•	Introduce new and existing academic programs across our national portfolio of schools

We seek to identify emerging industry trends in order to understand the evolving educational needs of our students and graduates. With the assistance of over 1,500 industry experts and employers who actively participate on curriculum advisory teams, we are able to rapidly develop new academic programs that address specific market opportunities. We are also able to tailor our existing proprietary content for courses across our degree programs. New academic programs that we have introduced since the Transaction include Master’s degree programs in Interior Design, Management, Principal Preparation and Health Services Management, Bachelor’s degree programs in Entertainment Design, Hotel and Restaurant Management and Hospitality Management, and Associate’s degree programs in Accessory Design, Early Childhood Education, Restaurant and Catering Operations, Registered Nursing and Veterinary Technician.

In addition to developing new academic programs, we frequently introduce existing academic programs to additional locations in our national portfolio of schools, allowing us to drive incremental enrollment growth, utilize our existing curriculum development in multiple locations and capitalize on identified market needs.

•	Increase enrollments in online distance learning and blended-format programs

Our investments in online education have enabled us to increase the number of students enrolled in fully online academic programs from approximately 4,600 students as of July 2006 to approximately 13,100 students as of October 2007. We believe that the fully online programs offered by The Art Institute of Pittsburgh, Online Division, Argosy University and South University allow us to offer academic programs that meet the needs of a wide range of distance learning students. In addition, our 88 schools operate under brands that are well-known within various fields, and we believe that our online programs benefit from our strong campus presence and related marketing expenditures. Online offerings are also a cost effective means for us to utilize many of our existing education curricula and generate attractive returns on capital. We intend to continue to invest in the expansion of our online program offerings and enhance our marketing efforts to capitalize on our well-known branded schools and further expand our online presence.

•	Develop new school locations in attractive markets

We believe that many attractive locations are available to open additional campuses across the United States. We have identified target locations in new geographic markets, as well as opportunities to open additional campuses within existing large metropolitan areas. Because of the relatively large number of potential markets available for opening new campuses, we focus our efforts on markets that we believe offer the most attractive projected growth and return on capital. We rigorously analyze employment statistics and demographic data in order to align our new schools with the specific educational needs of a targeted market. This focus enables penetration and presence for new schools. After entering a market, we drive incremental growth through the introduction of new academic programs and degrees, which enhance return on investment in new markets. We pursue additional efficiencies through our centralized and standardized infrastructure, systems and processes.

Recent Developments in Student Financial Assistance

In the United States, the largest sources of financial assistance that enable students at our schools to pay for the cost of their education are the federal student aid programs under Title IV of the Higher Education Act of 1965, which we refer to as the HEA. Additional sources of funds include other federal grant programs, state grant and loan programs, private loan programs and institutional grants and scholarships. During fiscal 2007, approximately 70% and 23% of our net revenues were indirectly derived from Title IV programs and private loan programs, respectively. There have been significant recent developments that have affected these programs.

On May 7, 2008, the Ensuring Continued Access to Student Loans Act of 2008 was enacted to authorize the U.S. Department of Education to purchase student loans from lenders of private,

federally guaranteed Title IV loans in order to provide liquidity relief to student lenders in light of the tightened credit markets. The act also provides increased student loan availability by, among other things, increasing the maximum amount a student can borrow under the Stafford loan program by $2,000. In addition, on July 31, 2008, legislation to reauthorize the HEA through at least June 30, 2015 was passed by Congress and will become law if signed by the President. The HEA reauthorization, among other things, revises the 90/10 Rule described elsewhere in this prospectus to provide relief from the increases in student aid availability established by the Ensuring Continued Access to Student Loans Act in May 2008 for those loans that are disbursed before July 1, 2011.

We are responding to our students’ need for private educational loans through several initiatives. In April 2008, we entered into a new agreement with SLM Corporation, which we refer to as Sallie Mae, to provide up to $90 million of loans to current students who previously received loans from Sallie Mae but do not satisfy Sallie Mae’s current underwriting criteria. We have added new lenders to our recommended providers of private student loans and have provided additional training to our financial aid officers to enable them to better advise prospective students regarding alternative financial resources. We are also developing a new student loan program with a private lender that would enable students who have exhausted all available government-sponsored or other aid and have been denied a private loan to borrow funds to finance a portion of their tuition and other educational expenses.

Risk Factors

We are subject to certain risks related to our industry and our business, and there are risks associated with investing in our common stock. The risks set forth under the section entitled “Risk Factors” beginning on page 13 of this prospectus reflect risks and uncertainties that could significantly and adversely affect our business, prospects, financial condition, operating results and growth strategy. In summary, significant risks related to our business include:

•	our compliance with extensive laws, regulations and accrediting body standards that may restrict our operations or reduce or eliminate external financial aid funding for our students;

•	our development of a new student loan program with a private lender that could expose us to additional collection risks, increased working capital requirements and reduced cash flows, as well as cause us to incur additional expenses;

•	our ability to effectively implement our growth strategies through opening new schools, growing our online programs, improving the content of our existing academic programs and developing new academic programs on a timely basis and in a cost-effective manner; and

•	consequences of our substantial leverage, including the impact our leverage could have on our ability to raise additional capital, react to changes in the economy or our industry, meet our debt obligations or engage in specified types of transactions.

In connection with your investment decision, you should review the section of this prospectus entitled “Risk Factors”.

Education Management Corporation is a Pennsylvania corporation founded in 1962. Our headquarters are located at 210 Sixth Avenue, 33rd Floor, Pittsburgh, Pennsylvania 15222. Our telephone number is (412) 562-0900. Our website is accessible through www.edmc.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.

“Argosy University”, “Brown Mackie College” and the names of certain of our other schools included in this prospectus are our trademarks. We have omitted the “®” and “tm” trademark designations for such trademarks in this prospectus. Nevertheless, all rights to such trademarks named in this prospectus are reserved. All other brand names and tradenames appearing in this prospectus are the property of their respective holders.

The Offering

Common stock offered by us	shares of common stock, par value $0.01 per share, of EDMC or “our common stock”.

Common stock to be outstanding after this offering	shares

Use of proceeds	We will receive net proceeds from this offering of approximately $ million, assuming an initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. We expect to use approximately (i) $ million of the net proceeds from this offering to repay a portion of our indebtedness, including accrued interest and prepayment premiums, (ii) $ million of the net proceeds from this offering to pay the termination fee under the Sponsor Management Agreement and (iii) $ million for general corporate purposes. See “Certain Relationships and Related Transactions — Sponsor Management Agreement”.

Dividends	We do not expect to pay dividends on our common stock for the foreseeable future.

Proposed NASDAQ Stock Market LLC symbol	EDMC

Risk factors	Please read “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Unless we specifically state otherwise, the information in this prospectus:

•	assumes no exercise of the underwriters’ option to purchase additional shares; and

•	excludes (i) 1,667,935 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2008, of which options to purchase 138,394 shares were exercisable as of March 31, 2008; (ii) 177,236 additional shares of our common stock authorized by our Board of Directors for future issuance under the 2006 Stock Option Plan; and (iii) any shares of our common stock which may be issued to satisfy our payment obligations under our Long-Term Incentive Compensation Plan (the “LTIC Plan”).

If the underwriters exercise the underwriters’ option in full,          shares of our common stock will be outstanding after this offering.

Summary Consolidated Financial and Other Data

The following table sets forth our summary consolidated financial and other data as of the dates and for the periods indicated. The summary consolidated balance sheet data of Successor at June 30, 2006 and 2007 and the summary consolidated statement of operations data and the summary consolidated statement of cash flows data for the Predecessor fiscal year ended June 30, 2005, the Predecessor 11-month period from July 1, 2005 through May 31, 2006, the Successor one-month period from June 1, 2006 through June 30, 2006 and the Successor fiscal year ended June 30, 2007 have been derived from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

The summary consolidated statement of operations data and the summary consolidated statement of cash flows data for the Successor nine-month periods ended March 31, 2007 and 2008, and the summary consolidated balance sheet data of Successor as of March 31, 2008 have been derived from our unaudited financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements at June 30, 2006 and 2007, with the exception of our adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109”, (“FIN 48”) on July 1, 2007, and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of our financial position and operating results for the unaudited periods.

The summary consolidated financial and other data as of any date and for any period are not necessarily indicative of the results that may be obtained as of any future date or for any future period.

The following tables also set forth summary unaudited consolidated as adjusted balance sheet data of Successor as of March 31, 2008, which give effect to (i) the sale of           shares of common stock by us in this offering at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, and (ii) the application of the net proceeds of this offering as described under “Use of Proceeds”. The summary unaudited consolidated as adjusted balance sheet data are presented for informational purposes only and do not purport to represent what our financial position actually would have been had these transactions occurred on the dates indicated or to project our financial position as of any future date.

You should read the following summary financial and other data in conjunction with “Selected Consolidated Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor		Successor
		Period from	Period from		Nine	Nine
	Year	July 1,	June 1,	Year	Months	Months
	Ended	2005 to	2006 to	Ended	Ended	Ended
	June 30,	May 31,	June 30,	June 30,	March 31,	March 31,
	2005(1)	2006	2006	2007	2007	2008
	(dollars in millions)

Statement of Operations Data:
Net revenues	$1,019.3	$1,095.8	$74.4	$1,363.7	$1,016.0	$1,267.8
Costs and expenses:
Educational services	640.4	649.8	64.7	801.6	588.7	724.2
General and administrative	203.8	273.3	26.0	314.9	225.9	310.7
Amortization of intangible assets	6.5	4.0	1.7	19.3	14.9	15.0

Total costs and expenses	850.7	927.1	92.4	1,135.8	829.5	1,049.9

Income (loss) before interest and income taxes	168.6	168.7	(18.0)	227.9	186.5	217.9
Interest (income) expense, net	(0.2)	(5.3)	14.1	168.3	128.2	118.8

Income (loss) before income taxes	168.8	174.0	(32.1)	59.6	58.3	99.1
Provision for (benefit from) income taxes	67.2	73.6	(12.4)	27.2	25.0	39.2

Net income (loss)	$101.6	$100.4	$(19.7)	$32.4	$33.3	$59.9

Statement of Cash Flows Data:
Net cash flows provided by (used in):
Operating activities	$192.5	$301.7	$(22.5)	$179.9	$264.5	$298.9
Investing activities	(98.1)	(56.4)	(3,534.0)	(110.8)	(78.3)	(97.2)
Financing activities	(39.0)	(43.2)	3,445.5	(41.3)	(127.4)	(125.1)
Other Data:
EBITDA(2)	$252.7	$231.6	$(10.6)	$318.5	$254.2	$293.6
Capital expenditures(3)	74.9	57.9	7.7	96.1	75.7	91.0
Enrollment at beginning of fall quarter(4)	66,200	72,500		80,300
Campus locations (at period end)(5)	70	71	71	78	73	83

	Successor
	As of June 30,		As of March 31, 2008
	2006	2007	Actual	As Adjusted(6)
		(In millions)
Balance Sheet Data:
Cash and cash equivalents (excludes restricted cash)	$263.3	$290.7	$367.1	$
Total assets	3,945.4	3,988.7	4,186.4
Total debt, including current portion and revolving credit facility	2,110.0	2,030.0	1,904.8
Total shareholders’ equity	1,282.7	1,350.8	1,371.1

(1)	Fiscal 2005 results include non-cash, pretax charges of approximately $4.2 million related to fixed asset impairments. Also, cumulative adjustments for lease accounting recorded in fiscal 2005 increased educational services expense by approximately $3.8 million.

(2)	EBITDA, a measure used by management to measure operating performance, is defined as net income (loss) plus interest (income) expense, net, provision for income taxes and depreciation and amortization, including amortization of intangible assets. EBITDA is not a recognized term under generally accepted accounting principles (“GAAP”) and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Our obligations to make interest payments and our other debt service obligations have increased substantially as a result of the indebtedness incurred to finance the Transaction and to pay related expenses in June 2006. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, management believes that EBITDA provides more comparability between our historical results and results that reflect purchase accounting and the new capital structure. Additionally, management uses EBITDA as a financial target for purposes of determining cash bonuses granted pursuant to our Management Incentive Compensation Plan

(“MICP”), as described under “Management—Compensation Discussion and Analysis—Cash Bonuses”. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, these presentations of EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is calculated as follows:

	Predecessor		Successor
		Period from	Period from		Nine	Nine
	Year	July 1,	June 1,	Year	Months	Months
	Ended	2005 to	2006 to	Ended	Ended	Ended
	June 30,	May 31,	June 30,	June 30,	March 31,	March 31,
	2005 (a)	2006	2006	2007	2007	2008
	(In millions)

Net income (loss)	$101.6	$100.4	$(19.7)	$32.4	$33.3	$59.9
Interest (income) expense, net	(0.2)	(5.3)	14.1	168.3	128.2	118.8
Provision for (benefit from) income taxes	67.2	73.6	(12.4)	27.2	25.0	39.2
Depreciation and amortization	84.1	62.9	7.4	90.6	67.7	75.7

EBITDA (b)	$252.7	$231.6	$(10.6)	$318.5	$254.2	$293.6

(a)	Includes non-cash depreciation and amortization charges related to property and equipment impairments and a $19.5 million charge related to cumulative adjustments for changes in lease accounting. This amount was substantially offset by a cumulative credit of $15.7 million related to the amortization of a deferred rent credit. Both amounts, which net to $3.8 million, are classified in educational services expense in the statement of operations.

(b)	EBITDA, as presented above, is different from the Adjusted EBITDA calculated for the purpose of determining compliance with our senior secured credit agreement and the indentures governing our 8 3/4% senior notes due 2014 and our 10 1/4% senior subordinated notes due 2016 (collectively, the “Notes”). For an explanation of our Adjusted EBITDA, see “Management Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

(3)	Capital expenditures represent net cash paid for property and equipment, leasehold improvements, software and other long-lived assets.

(4)	Represents the number of students enrolled in our schools as of October of the preceding calendar year. Enrollment as of October 2007 was approximately 96,000 students.

(5)	The Art Institute of Toronto announced in June 2007 that it will no longer accept new students and that it will close after all current students complete their respective programs. Prior to announcing this closing, approximately 250 students attended The Art Institute of Toronto.

(6)	The consolidated as adjusted balance sheet data as of March 31, 2008 give effect to:

•	the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus; and

•	the application of the net proceeds of this offering as described under “Use of Proceeds”.

RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. The following risks comprise all the material risks of which we are aware; however, these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business or financial performance. If any of the events or developments described below actually occurred, it could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock would likely decline, and you could lose all or part of your investment in our common stock.

RISKS RELATED TO OUR HIGHLY REGULATED INDUSTRY

Failure of our schools to comply with extensive regulations could result in monetary liabilities or assessments, restrictions on our operations, limitations on our growth or loss of external financial aid funding for our students.

Approximately 70% of our net revenues in fiscal 2005, 2006 and 2007 were indirectly derived from federal student financial aid programs pursuant to Title IV of the Higher Education Act of 1965, as amended (“Title IV programs”). Our participation in Title IV programs is subject to certification and oversight by the U.S. Department of Education and is further conditioned upon approvals granted by other agencies. Each of our schools also must obtain and maintain approval to enroll students, offer instruction and grant credentials from the state authorizing agency in the state in which the school is located. Such approval is also a precondition to the ability of our students to participate in Title IV programs. Participation in Title IV programs also requires each school to be accredited by an accrediting agency recognized by the U.S. Department of Education as a reliable authority on institutional quality and integrity. Accreditation is, in turn, conditioned upon the maintenance of applicable state authorization. Our schools also must comply with the requirements of any loan guarantee agencies that guarantee certain federal student loans made to our schools’ students, the requirements of such state financial aid programs as may be available to our students and the requirements of specialized accrediting agencies which oversee educational quality in particular program areas. Further, the new student loan program that we are developing may require us to obtain licenses, registrations or other forms of regulatory approval. As a result, our schools are subject to extensive regulation and review by these agencies which cover virtually all phases of our operations. These regulations also affect our ability to acquire or open additional schools, add new educational programs, implement the new student loan program that we are developing, substantially change existing programs or change our corporate or ownership structure. The agencies that regulate our operations periodically revise their requirements and modify their interpretations of existing requirements. See “Business — Accreditation”, “Business — Student Financial Assistance”, “Business — Federal Oversight of Title IV Programs”, “Business — State Authorization and Accreditation Agencies” and “Business — Canadian Regulation and Financial Aid”.

If any of our schools were to violate or fail to meet any of these legal and regulatory requirements, we could suffer monetary liabilities or assessments, limitations on our operating activities, loss of accreditation, limitations on our ability to add new schools or offer new programs, termination of or limitations on the school’s ability to grant degrees and certificates, or limitations on or suspension or termination of the school’s eligibility to participate in federal student financial aid programs. A significant portion of our students rely on federal student financial aid funds to finance their education. We cannot predict with certainty how all of these requirements will be applied or interpreted by a regulatory body or whether each of our schools will be able to comply with all of the applicable requirements in the future.

If we fail to obtain periodic recertifications for our schools to participate in Title IV programs, or if our certifications are withdrawn by the U.S. Department of Education prior to the next scheduled recertification, students at the affected schools would no longer be able to receive Title IV program funds.

Our schools are required to seek recertifications from the U.S. Department of Education periodically in order to participate in Title IV programs. The current provisional certifications of all but 14 of our schools expire between March 31, 2009 and December 31, 2009, and our applications for recertifications will be due for submission three months in advance of each expiration. The U.S. Department of Education also will review our schools’ continued certifications in the event that we undergo a change of ownership and control pursuant to U.S. Department of Education regulations. In addition, the U.S. Department of Education may take emergency action to suspend any of our schools’ certification without advance notice if it receives reliable information that a school is violating Title IV requirements and determines that immediate action is necessary to prevent misuse of Title IV funds. If the U.S. Department of Education were to decide not to renew or to withdraw our certification to participate in Title IV programs at any time, our students no longer would be able to receive Title IV program funds, which would have a material adverse effect on our enrollments, revenues and results of operations.

Congress may change eligibility standards or reduce funding for federal student financial aid programs, or other governmental or regulatory bodies may change similar laws or regulations relating to other student financial aid programs, which could reduce the growth of our student population and revenue.

Political and budgetary concerns can significantly affect Title IV programs and other laws and regulations governing federal and state student financial aid programs. Title IV programs are made available pursuant to the provisions of the HEA, and the HEA must be reauthorized by Congress approximately every six years. Independent of reauthorization, Congress must annually appropriate funds for Title IV programs. The HEA was last reauthorized in 1998. On July 31, 2008, Congress passed a bill reauthorizing the Title IV HEA programs through at least June 30, 2015 that will become law if the bill is signed by President Bush. Future reauthorizations or appropriations may result in numerous legislative changes, including those that could adversely affect our ability to participate in the Title IV programs and the availability of Title IV and non-Title IV funding sources for our students. Congress also may impose certain requirements upon the state or accrediting agencies with respect to their approval of our schools. Any action by Congress or the U.S. Department of Education that significantly reduces funding for the federal student financial aid programs or the ability of our schools or students to participate in these programs would have a material adverse effect on our student population and revenue. Legislative action also may increase our administrative costs and require us to modify our practices in order for our schools to comply fully with applicable requirements.

In September 2007, President Bush signed into law legislation which, among other things, decreases private lender and guaranty agency yields for participation in the Federal Family Education Loan (“FFEL”) program, decreases student interest rates on Stafford loans and limits repayment obligations for students who receive loans pursuant to Title IV programs. Decreased yields could discourage Title IV lenders from continuing to provide private, federally guaranteed Title IV loans to our students. The recently-passed HEA reauthorization would add new notification and certification requirements to private non-Title IV program educational loans and make them subject to the Truth in Lending Act requirements and potential liabilities, which could adversely affect private lenders’ ability to make such loans and thereby affect our students’ ability to access private student loans.

Because a significant percentage of our revenue is derived from Title IV and alternative loan programs, any action by Congress that significantly reduces Title IV program funding, the availability or attractiveness of alternative loans or the ability of our schools or students to participate in Title IV programs could have a material adverse effect on our business, results of operations or financial condition. Legislative action also could increase our administrative costs and require us to adjust our practices in order for our schools to comply fully with Title IV program requirements.

If we do not meet specific financial responsibility ratios and other compliance tests established by the U.S. Department of Education, our schools may lose eligibility to participate in federal student financial aid programs, which may result in a reduction in our student enrollment and an adverse effect on our results of operations.

To participate in federal student financial aid programs, an institution, among other things, must either satisfy certain quantitative standards of financial responsibility on an annual basis or post a letter of credit in favor of the U.S. Department of Education and possibly accept other conditions or limitations on its participation in the federal student financial aid programs. As of June 30, 2007, we believe that all of our schools satisfied their required quantitative measures of financial responsibility on an institutional basis, although we do not satisfy all such measures on a consolidated basis.

We were required by the U.S. Department of Education to post an $87.9 million letter of credit in October 2006, which increased to $91.9 million in March 2008, and are subject to provisional certification and additional financial and cash monitoring of our disbursements of Title IV funds due to our failure on a consolidated basis to satisfy the financial responsibility standards after the completion of the Transaction resulting from the amount of debt we incurred to complete the Transaction. The amount of this letter of credit is currently set at 10% of the Title IV program funds received by students at our schools during fiscal 2007, and the letter of credit will expire in June 2009. We expect to continue to not satisfy the U.S. Department of Education’s quantitative measure of financial responsibility for the foreseeable future. As a result, we expect each of our schools to be required to continue on provisional certification for additional three-year periods. The provisional certifications of all but 14 of our schools will expire between March 31, 2009 and December 31, 2009. We expect that the U.S. Department of Education’s evaluation of our schools’ financial responsibility on the basis of our consolidated financial statements will continue through future annual reviews and may result in continuation of the requirement that we maintain a letter of credit, provisional certification and financial and cash monitoring in future years. Any conditions or limitations on our participation in the federal student financial aid programs in addition to the letter of credit, provisional certification and additional financial and cash monitoring could adversely affect our net income and student population. We expect to be required to renew the letter of credit at the 10% level for as long as our schools remain provisionally certified, although the U.S. Department of Education could increase the amount substantially. There can be no assurance that the U.S. Department of Education will not require further restrictions as a condition of the renewal of our certification. Any failure to meet specific financial responsibility ratios and other compliance tests established by the U.S. Department of Education could affect our students’ ability to access student financial assistance programs, which would adversely affect our net income and student population. At March 31, 2008, we had a total of $92.4 million in letters of credit outstanding to the U.S. Department of Education.

An institution may lose its eligibility to participate in some or all of the federal student financial aid programs if defaults by its students on their federal student loans exceed specified rates. Certain of our schools have default rates in excess of specified rates in the Federal Perkins Loan Program, which is not a material federal student aid program for us or any of our institutions. Though we believe our schools do not exceed either the specified rates for student default for our material programs or the percentage of revenue limitation test, loss of eligibility to participate in the federal student financial aid programs by one or more of our schools could have a material adverse effect on our student population and revenue.

The consumer credit markets in the United States have recently suffered from increases in default rates and foreclosures on mortgages. Providers of federally guaranteed student loans have also experienced recent increases in default rates. Any increase in interest rates could contribute to higher default rates with respect to repayment of our students’ education loans. Such higher default rates may adversely impact our eligibility to participate in Title IV programs, which could result in a significant reduction in our student population and our profitability.

In the event of a bankruptcy filing by any of our schools, the schools filing for bankruptcy would not be eligible to receive Title IV program funds, notwithstanding the automatic stay provisions of federal bankruptcy law, which would make any reorganization difficult to implement. In addition, our other schools may be held to be jointly responsible for financial aid defaults experienced at the bankrupt schools.

If any of our schools either fails to demonstrate “administrative capability” to the U.S. Department of Education or violates other requirements of Title IV programs, the U.S. Department of Education may impose sanctions or terminate that school’s participation in Title IV programs.

Regulations adopted by the U.S. Department of Education specify criteria an institution must satisfy to establish that it has the requisite “administrative capability” to participate in Title IV programs. These criteria require, among other things, that the institution:

•	comply with all applicable federal student financial aid regulations;

•	have capable and sufficient personnel to administer the federal student financial aid programs;

•	have acceptable methods of defining and measuring the satisfactory academic progress of its students;

•	provide financial aid counseling to its students; and

•	submit all reports and financial statements required by the regulations.

If an institution fails to satisfy any of these criteria, or any other of the legal and regulatory requirements of Title IV programs, the U.S. Department of Education may:

•	require the repayment of federal student financial aid funds improperly disbursed;

•	transfer the institution from the “advance” system of payment of federal student financial aid funds to the “reimbursement” system of payment or “cash monitoring”;

•	place the institution on provisional certification status; or

•	commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs.

If one or more of our schools loses or is limited in its access to, or is required to repay, federal student financial aid funds due to a failure to demonstrate administrative capability or to comply with other requirements of Title IV programs, our business could be materially adversely affected.

If our institutions do not comply with the 90/10 Rule, they will lose eligibility to participate in federal student financial aid programs.

Regulations promulgated under the HEA require all for-profit education institutions to comply with the 90/10 Rule, which imposes sanctions on participating institutions that derive more than 90% of their total revenue from Title IV programs. Under the current regulations, compliance with the 90/10 Rule is measured at the end of each of our fiscal years. An institution that derives more than 90% of its total revenue from the Title IV programs for a given fiscal year becomes immediately ineligible to participate in Title IV programs and may not reapply for eligibility until the end of the following fiscal year. Under the HEA reauthorization recently passed by Congress, an institution that derives more than 90% of its total revenue from the Title IV programs for two consecutive fiscal years would become immediately ineligible to participate in Title IV programs and would not be permitted to reapply for eligibility until the end of two fiscal years. For those of our institutions that disbursed federal financial aid during fiscal 2007, the percentage of revenues derived from Title IV programs ranged from approximately 40% to 83%, with a weighted average of approximately 61%. Effective

July 1, 2008, the annual Stafford loans available for undergraduate students under the FFEL program increased by $2,000 which, coupled with recent increases in grants from the Federal Pell Grant (“Pell”) program and other Title IV loan limits, will result in some of our schools experiencing an increase in the revenues they receive from Title IV programs. The recently passed HEA reauthorization contains relief from recent increases in the availability and amount of federal aid by, among other things, for all FFEL loans disbursed before July 1, 2011, permitting the $2,000 of additional Stafford loan availability to be counted as revenue not derived from Title IV programs. We continue to monitor the compliance with the 90/10 Rule by each of our institutions and assess the impact of increased financial aid received by our students under the current rule. If any of our institutions violates the 90/10 Rule, its ineligibility to participate in Title IV programs for at least one year would have a material adverse effect on our enrollments, revenues and results of operations.

Our failure to comply with various state regulations or to maintain any national, regional or programmatic accreditation could result in actions taken by those states or accrediting agencies that would have a material adverse effect on our student enrollment and results of operations.

Each of our U.S. campuses, including our campuses that provide online programs, is authorized to offer education programs and grant degrees or diplomas by the state in which such school is physically located. The level of regulatory oversight varies substantially from state to state. In some U.S. states, the schools are subject to licensure by the state education agency and also by a separate higher education agency. Some states have sought to assert jurisdiction over online educational institutions that offer educational services to residents in the state or that advertise or recruit in the state, notwithstanding the lack of a physical location in the state. State laws may establish standards for instruction, qualifications of faculty, location and nature of facilities, financial policies and responsibility and other operational matters. State laws and regulations may limit our ability to obtain authorization to operate in certain states or to award degrees or diplomas or offer new degree programs. Certain states prescribe standards of financial responsibility that are different from those prescribed by the U.S. Department of Education. In addition, each of our U.S. schools is accredited by a national or regional accreditation agency recognized by the U.S. Department of Education, and some educational programs are also programmatically accredited. The level of regulatory oversight and standards can vary based on the agency. Certain accreditation agencies prescribe standards that are different from those prescribed by the U.S. Department of Education. If we are found not to be in compliance with an applicable state regulation and a state seeks to restrict one or more of our business activities within its boundaries, we may not be able to recruit or enroll students in that state and may have to cease providing services and advertising in that state, which could have a material adverse effect on our student enrollment and revenues.

If one of our schools does not meet its accreditation or applicable state requirements, its accreditation and/or state licensing could be limited, modified, suspended or terminated. Failure to maintain licensure in the state where it is physically located or institutional accreditation would make such school ineligible to participate in Title IV programs, which could have a material adverse effect on our student enrollment and revenues. In addition, if programmatic accreditation is withdrawn or fails to be renewed for any of the individual programs at any of our schools, enrollment in such program could decline, which could have a material adverse impact on student enrollment and revenues at that school.

Loss of or reductions in state financial aid programs for our students could negatively impact our revenues from students.

In fiscal 2007, approximately 3% of our net revenues were indirectly derived from state financial aid programs. State grant programs are generally subject to annual appropriation by the state legislature, which may lead to the state’s eliminating or significantly decreasing the amount of state aid to students at our schools. The loss of access to these state grants by our students could have a material adverse effect on our business due to enrollment losses at our schools.

If regulators do not approve transactions involving a change of control or change in our corporate structure, we may lose our ability to participate in federal student financial aid programs, which would result in declines in our student enrollment, and thereby adversely affect our results of operations.

If we or one of our schools experiences a change of ownership or control under the standards of applicable state agencies, accrediting agencies or the U.S. Department of Education, we or the schools governed by such agencies must seek the approval of the relevant agencies. Transactions or events that could constitute a change of control include significant acquisitions or dispositions of shares of our stock, acquisition of schools from other owners, significant changes in the composition of a school’s board of directors or certain other transactions or events, several of which are beyond our control. We have received confirmation from the U.S. Department of Education, and we plan to seek confirmation from the applicable state educational agencies that authorize or license our schools and the applicable institutional accrediting agencies, that this offering will not constitute a change of control under their respective standards. The failure of any of our schools to reestablish its state authorization, accreditation or U.S. Department of Education certification following a transaction involving a change of ownership or control would result in a suspension of operating authority or suspension or loss of federal student financial aid funding, which could have a material adverse effect on our student population and revenue. Further, such a change of ownership or control could result in the imposition of growth restrictions on our schools, including limitations on our ability to open new campuses or initiate new educational programs. Restrictions on growth such as these could have a material adverse impact on our student population and revenue and future growth plans. The potential adverse effects of a change of control also could influence future decisions by us and our shareholders regarding the sale, purchase, transfer, issuance or redemption of our stock, which could discourage bids for your shares of our common stock and could have an adverse effect on the market price of your shares.

Government and regulatory and accrediting agencies may conduct compliance reviews, bring claims or initiate litigation against us, which may adversely impact our licensing or accreditation status, and thereby adversely affect our results of operations.

From time to time, we may be subject to program reviews, audits, investigations, claims of non-compliance or lawsuits by governmental or accrediting agencies or third parties, which may allege statutory violations, regulatory infractions or common law causes of action. If the results of any such proceedings are unfavorable to us, we may lose or have limitations imposed on our accreditation, state licensing or Title IV program participation, be required to pay monetary damages or be subject to fines, penalties, injunctions or other censure that could materially and adversely affect our business. We also may be limited in our ability to open new schools or add new program offerings and may be adversely impacted by the negative publicity surrounding an investigation or lawsuit. Even if we adequately address the issues raised by an agency review or investigation or successfully defend a third-party lawsuit, we may suffer interruptions in cash flows due to, among other things, transfer from the advance funding to the “reimbursement” or “heightened cash monitoring” method of Title IV program funding, and we may have to devote significant money and management resources to address these issues, which could harm our business. Additionally, we may experience adverse collateral consequences, including declines in the number of students enrolling at our schools and the willingness of third parties to deal with us or our schools, as a result of any negative publicity associated with such reviews, claims or litigation.

Our regulatory environment and our reputation may be negatively influenced by the actions of other for-profit institutions.

In recent years, there have been a number of regulatory investigations and civil litigation matters targeting post-secondary education institutions. These investigations and lawsuits have alleged, among other things, deceptive trade practices, false claims against the United States and non-compliance with state and U.S. Department of Education regulations. These allegations have attracted adverse media coverage and have been the subject of federal and state legislative hearings. Allegations against the overall student lending and post-secondary education sectors may impact general public perceptions of educational institutions, including us, in a negative manner. Adverse media coverage regarding other educational institutions or regarding us directly could damage our reputation, reduce student demand for our programs, adversely impact our revenues and operating profit or result in increased regulatory scrutiny.

RISKS RELATED TO OUR BUSINESS

If our students were unable to obtain private loans from third party lenders, our business could be adversely affected given our increasing reliance on such lenders as a source of net revenues.

The education finance industry has been experiencing and may continue to experience problems that have resulted in fewer overall financing options for some of our students. Factors that could impact the general availability of loans to our students include:

•	changes in overall economic conditions or overall uncertainty or disruption in capital markets, in either case causing lenders to cease making student loans, limit the volume or types of loans made or impose more stringent eligibility or underwriting standards;

•	the financial condition and continued financial viability of student loan providers, including Sallie Mae;

•	changes in applicable laws or regulations, such as provisions of the recently-passed HEA reauthorization that impose new disclosure and certification requirements with respect to private educational loans, that could have the effect of reducing the availability of education financing, including as a result of any lenders choosing to provide fewer loans or to stop providing loans altogether in light of increased regulation, or which could increase the costs of student loans; or

•	determinations by lenders to reduce the number of loans, or to cease making loans altogether, to students attending or planning to attend certain types of schools, particularly for-profit schools.

During fiscal 2007, private loans to students at our schools, including loans under Sallie Mae’s Discount Loan program, represented approximately 23% of our net revenues, as compared to 19% of net revenues in fiscal 2006 and 15% of net revenues in fiscal 2005. These loans were provided pursuant to private loan programs and were made available to eligible students at our schools to fund a portion of the students’ costs of education not covered by federal and state financial aid grants due to increases in tuition and the cost of living. Private loans are made to our students by institutions and are non-recourse to us and our schools, except for repurchase obligations that we may have under the new loan program that we are developing. Approximately 95% of the private loans in fiscal 2007 were offered by Sallie Mae and its affiliates and serviced by its affiliated loan servicer. The Discount Loan Program provided up to $50.0 million of loans per year to students attending post-secondary institutions owned by us who otherwise would not have qualified for credit-based loans. Sallie Mae terminated the Discount Loan Program in March 2008 and, similar to other lenders, made the underwriting criteria used in its standard private loan programs more stringent. In April 2008, we entered into a new agreement with Sallie Mae to provide up to $90.0 million of loans to current students who previously received loans from Sallie Mae and are continuing their education but who do not satisfy Sallie Mae’s current standard underwriting criteria. We will pay a fee to Sallie Mae in connection with these loans based on the principal balance of each loan disbursed by Sallie Mae under the agreement. This fee is higher than the fees that we previously paid to Sallie Mae under the Discount Loan Program. The agreement expires on December 31, 2008 and is terminable by Sallie Mae upon 30 days prior notice to us.

The consumer credit markets in the United States have recently suffered from increases in default rates and foreclosures on mortgages, which in some cases have called into question the continued financial viability of certain student loan providers and has resulted in fewer providers of student loans. Providers of federally guaranteed student loans and alternative student loans have also experienced recent increases in default rates. Adverse market conditions for consumer and federally guaranteed student loans have resulted in providers of alternative loans reducing the attractiveness and/or decreasing the availability of alternative loans to post-secondary students, including students with low credit scores who would not otherwise be eligible for credit-based alternative loans. Prospective students may find that these increased financing costs make borrowing prohibitively expensive and abandon or delay enrollment in post-secondary education programs. Certain private lenders have also required that we pay them new or increased fees in order to provide alternative loans to prospective students.

While we are taking steps to address the private loan needs of our students, the inability of our students to finance their education could cause our student population to decrease, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We are developing a new student loan program with a private lender that could have a material adverse effect on our financial condition, results of operations and cash flows.

We are developing a new student loan program with a private lender that would enable students who have exhausted all available government-sponsored or other aid and have been denied a private loan to borrow a portion of their tuition and other educational expenses at our schools not covered by other financial aid sources if they or a co-borrower meet certain eligibility and underwriting criteria. We currently estimate that our investments in loans under this program will not exceed $50.0 million in fiscal 2009, subject to limitations on such investments set forth in the documents governing our debt arrangements.

We will bear the risks of collection with respect to these loans from students who do not meet eligibility and underwriting standards of other commercial lenders. As a result, we expect that our allowance for doubtful accounts and bad debt expense will increase. Factors that may impact our ability to collect these loans include general economic conditions, compliance with laws applicable to the origination, servicing and collection of loans, the quality of our loan servicers’ performance and the priority that borrowers under these loans, particularly students who did not complete or were dissatisfied with their programs of study, attach to repaying these loans as compared to other obligations. We also expect our accounts receivable and days sales outstanding to increase from prior years. In addition, because of restrictions imposed under our existing debt arrangements or otherwise, such a program, or any enlargement or extension of such a program, could adversely affect our ability to make investments and incur indebtedness for the financing of other aspects of our business, including acquisitions.

A number of factors also may contribute to fewer students participating in the program than we currently expect. Students may believe that loans under this program are undesirable, or we may find that fewer students qualify for the program than we anticipate. If other loans are not available to finance these students’ education, they may choose not to attend our schools. In addition, because the documents governing our debt arrangements contain limitations on the amount of investments we may make under the new loan program, student demand for loans under the program may exceed the applicable limit from time to time. Finally, if the lender participating in the program decides to discontinue its involvement, we may not be able to engage substitute lenders or initiate a direct financing or lending program in a timely manner on similar terms, if at all.

Federal, state and local laws and public policy and general principles of equity relating to the protection of consumers apply to the origination, servicing and collection of the loans that we would purchase under this program. Any violation of the various federal, state and local laws, including, in some instances, violations of these laws by parties not under our control, may result in losses on the loans that we purchase or may limit our ability to collect all or part of the principal or interest on the loans that we purchase. This may be the case even if we are not directly responsible for the violations by such parties.

Federal or state financial regulators also might delay or suspend the new student loan program for a variety of reasons after it commences, including as a result of concerns that the program exposes our bank partners to unacceptable risks. Finally, depending on the terms of the loans, state consumer credit regulators may assert that our activities in connection with the new student loan program require us to obtain one or more licenses, registrations or other forms of regulatory approvals, any of which may not be able to be obtained in a timely manner, if at all.

We may have difficulty opening additional new schools and growing our online academic programs, and we may be unable to achieve the anticipated return on our investment.

We anticipate continuing to open new schools in the future. Establishing new schools poses unique challenges and requires us to make investments in management, capital expenditures, marketing expenses and other resources. When opening a new school, we are required to obtain appropriate state or provincial and accrediting agency approvals. In addition, to be eligible for federal student financial aid programs, a school has to be certified by the U.S. Department of Education. Our failure to effectively manage the operations of newly established schools or service areas, or any diversion of management’s attention from our core school operating activities, could harm our business.

We anticipate significant future growth from online courses we offer to students. As of March 31, 2008, we offer fully online programs at The Art Institute of Pittsburgh, Online Division, Argosy University and South University. We plan to continue to introduce new online programs at these schools in the future. The success of any new online programs and classes depends in part on our ability to expand the content of our programs, develop new programs in a cost-effective manner and meet the needs of our students in a timely manner. The expansion of our existing online programs, the creation of new online classes and the development of new fully online programs may not be accepted by students or the online education market for many reasons, including as a result of the expected increased competition in the online education market or because of any problems with the performance or reliability of our online program infrastructure. In addition, a general decline in Internet use for any reason, including due to security or privacy concerns, the cost of Internet service or changes in government regulation of Internet use may result in less demand for online educational services, in which case we may not be able to grow our online programs as planned.

We may not be able to implement our growth strategy optimally if we are not able to improve the content of our existing academic programs or to develop new programs on a timely basis and in a cost-effective manner.

We continually seek to improve the content of our existing academic programs and develop new programs in order to meet changing market needs. Revisions to our existing academic programs and the development of new programs may not be accepted by existing or prospective students or employers in all instances. If we cannot respond effectively to market changes, our business may be adversely affected. Even if we are able to develop acceptable new programs, we may not be able to introduce these new programs as quickly as students require or as quickly as our competitors are able to introduce competing programs. Our efforts to introduce a new academic program may be conditioned or delayed by requirements to obtain federal, state and accrediting agency approvals. The development of new programs and classes, both conventional and online, is subject to requirements and limitations imposed by the U.S. Department of Education, state licensing agencies and the relevant accrediting bodies. The imposition of restrictions on the initiation of new educational programs by any of our regulatory agencies may delay such expansion plans. If we do not respond adequately to changes in market requirements, our ability to attract and retain students could be impaired and our financial results could suffer.

Establishing new academic programs or modifying existing academic programs also may require us to make investments in specialized personnel and capital expenditures, increase marketing efforts and reallocate resources away from other uses. We may have limited experience with the subject matter of new programs and may need to modify our systems and strategy. If we are unable to increase the number of students, offer new programs in a cost-effective manner or otherwise manage effectively the operations of newly established academic programs, our results of operations and financial condition could be adversely affected.

Our marketing and advertising programs may not be effective in attracting prospective students, current students or potential employers of our graduates.

In order to maintain and increase our revenues and margins, we must continue to attract new students in a cost-effective manner. Over the last several fiscal years, we have increased the amounts spent on marketing and advertising, and we anticipate that this trend will continue. If we are unable to successfully advertise and market our schools and programs, our ability to attract and enroll new students could be adversely impacted and, consequently, our financial performance could suffer. We use marketing tools such as the Internet, radio, television and print media advertising to promote our schools and programs. Our representatives also make presentations at high schools. If we are unable to utilize these advertising methods in a cost-effective manner or if our other costs limit the amount of funds we can contribute to advertising, our profitability and revenue may suffer. Additionally, we rely on the general reputation of our schools and referrals from current students, alumni and employers as a source of new students. Among the factors that could prevent us from successfully marketing and advertising our schools and programs are the failure of our marketing tools and strategy to appeal to prospective students or current student and/or employer dissatisfaction with our program offerings or results and diminished access to high school campuses.

A decline in the overall growth of enrollment in post-secondary institutions could cause us to experience lower enrollment at our schools, which would negatively impact our future growth.

According to the U.S. Department of Education, enrollment in degree-granting, post-secondary institutions is projected to grow 15.7% over the ten-year period ending in the fall of 2016 to approximately 20.4 million students. This growth compares with a 23.0% increase reported in the prior ten-year period ended in 2006, when enrollment increased from 14.4 million students in 1996 to 17.7 million students in 2006. While enrollment growth in the ten-year period ended 2006 was accompanied by a 24.1% increase from 2.6 million students in 1996 to 3.2 million students in 2006, the U.S. Department of Education is not projecting any significant growth in the number of high school graduates through 2016.

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and expose us to interest rate risk to the extent of our variable rate debt.

The following chart shows our level of consolidated long-term indebtedness at March 31, 2008 (in millions), as adjusted to reflect the sale of        shares of common stock by us in this offering at an assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus and the application of the net proceeds of this offering as described under “Use of Proceeds”.

Revolving credit facility(1)	$
Senior secured term loan facility
8 3/4% senior notes due 2014
10 1/4% senior subordinated notes due 2016
Capital leases
Mortgage debt of consolidated entities

Total	$

(1)	Upon the closing of the Transaction, we entered into a $300.0 million revolving credit facility with a six-year maturity. The revolving credit facility was increased to $322.5 million in February 2008. As of March 31, 2008, we had an aggregate of $94.7 million in outstanding letters of credit, including a $91.9 million letter of credit issued to the U.S. Department of Education due to our failure to satisfy certain regulatory financial ratios after giving effect to the Transaction. Outstanding letters of credit reduce the availability under our revolving credit facility.

Our high degree of leverage could have important consequences for you, including:

•	making it more difficult for us to make payments on our indebtedness;

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of cash flows from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flows to fund our operations, capital expenditures and future business opportunities;

•	increasing the likelihood of our not satisfying, on a consolidated basis, the U.S. Department of Education’s annual responsibility requirements and subjecting us to letter of credit and provisional certification requirements for the foreseeable future;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under our senior secured credit facilities, will bear interest at variable rates;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, program development, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

In addition, we and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our senior secured credit facilities and the indentures governing our Notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

We may not be able to generate sufficient cash to service all of our debt obligations and may be forced to take other actions in an effort to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments on our indebtedness, or to refinance our obligations under our debt agreements on acceptable terms, if at all, will depend on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to the financial and business risk factors described in this prospectus, many of which are beyond our control. We cannot assure you that we will be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay the opening of new schools, acquisitions or capital expenditures, sell assets, seek to obtain additional equity capital or restructure our indebtedness. We also cannot assure you that we will be able to refinance any of our indebtedness or obtain additional financing on acceptable terms, if at all, particularly because of our high levels of debt and the debt incurrence restrictions imposed by the agreements governing our debt.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our senior secured credit facilities and the indentures governing the Notes contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit certain of our subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of capital stock or make other restricted payments;

•	make certain investments, including capital expenditures;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and

•	enter into certain transactions with affiliates.

In addition, under our senior secured credit agreement, we are required to satisfy and maintain specified financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants could result in a default under the senior secured credit agreement. Upon the occurrence of an event of default under the senior secured credit agreement, the lenders could elect to declare all amounts outstanding under the senior secured credit agreement immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under the senior secured credit facilities could proceed against the collateral granted to them to secure that indebtedness. Certain of our subsidiaries have pledged a significant portion of our assets as collateral under the senior secured credit agreement. If the lenders accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our indebtedness under our senior secured credit facilities, as well as our unsecured indebtedness. See “Description of Certain Indebtedness”.

Failure to keep pace with changing market needs and technology could harm our ability to attract students.

The success of our schools depends to a large extent on the willingness of prospective employers to employ our students upon graduation. Increasingly, employers demand that their new employees possess appropriate technological skills and also appropriate “soft” skills, such as communication, critical thinking and teamwork skills. These skills can evolve rapidly in a changing economic and technological environment. Accordingly, it is important that our educational programs evolve in response to those economic and technological changes. The expansion of existing academic programs and the development of new programs may not be accepted by current or prospective students or the employers of our graduates. Even if our schools are able to develop acceptable new programs, our schools may not be able to begin offering those new programs as quickly as required by prospective employers or as quickly as our competitors offer similar programs. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, unusually rapid technological changes or other factors, our ability to attract and retain students could be impaired, the rates at which our graduates obtain jobs involving their fields of study could suffer and our results of operations and cash flows could be adversely affected.

Failure to obtain additional capital in the future could adversely effect our ability to grow.

We believe that funds from operations, cash, investments and borrowings under our revolving credit facility will be adequate to fund our current operating plans for the foreseeable future. However, we may need additional debt or equity financing in order to finance our continued growth. The amount and timing of such additional financing will vary principally depending on the timing and size of acquisitions and new school openings, the willingness of sellers to provide financing for future acquisitions and the amount of cash flows from our operations. To the extent that we require additional financing in the future and are unable to obtain such additional financing, we may not be able to fully implement our growth strategy.

Failure to effectively manage our growth could harm our business.

Our business recently has experienced rapid growth. Growth and expansion of our operations may place a significant strain on our resources and increase demands on our management information and reporting systems, financial management controls and personnel. We may not be able to maintain or accelerate our current growth rate, effectively manage our expanding operations or achieve planned growth on a timely or profitable basis. If we are unable to manage our growth effectively, we may experience operating inefficiencies and our net income may be materially adversely affected.

Capacity constraints or system disruptions to our online computer networks could have a material adverse effect on our ability to attract and retain students.

The performance and reliability of the program infrastructure of our schools’ online operations is critical to the reputation of these campuses and our ability to attract and retain students. Any computer system error or failure, or a sudden and significant increase in traffic on our computer networks that host our schools’ online operations, may result in the unavailability of our schools’ online operations’ computer networks. In addition, any significant failure of our computer networks could disrupt our on campus operations. Individual, sustained or repeated occurrences could significantly damage the reputation of our schools’ online operations and result in a loss of potential or existing students. Additionally, our schools’ online computer systems and operations are vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and network and telecommunications failures. Any interruption to our schools’ online computer systems or operations could have a material adverse effect on the ability of our schools’ online operations to attract and retain students.

The personal information that we collect may be vulnerable to breach, theft or loss that could adversely affect our reputation and operations.

Possession and use of personal information in our operations subjects us to risks and costs that could harm our business. Our schools collect, use and retain large amounts of personal information regarding our students and their families, including social security numbers, tax return information, personal and family financial data and credit card numbers. We also collect and maintain personal information of our employees in the ordinary course of our business. Our computer networks and the networks of certain of our vendors that hold and manage confidential information on our behalf may be vulnerable to unauthorized access, computer hackers, computer viruses and other security threats. Confidential information also may become available to third parties inadvertently when we integrate or convert computer networks into our network following an acquisition of a school or in connection with upgrades from time to time.

Due to the sensitive nature of the information contained on our networks, such as students’ grades, our networks may be targeted by hackers. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in our operations. Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy. In addition, errors in the storage, use or transmission of personal information could result in a breach of student or employee privacy. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require notification of data breaches and restrict our use of personal information. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches. A major breach, theft or loss of personal information regarding our students and their families or our employees that is held by us or our vendors could have a material adverse effect on our reputation and results of operations and result in further regulation and oversight by federal and state authorities and increased costs of compliance.

We may not be able to retain our key personnel or hire and retain additional personnel needed for us to sustain and grow our business as planned.

Our success depends, in large part, upon our ability to attract and retain highly qualified faculty, school presidents and administrators and corporate management. We may have difficulty locating and hiring qualified personnel, and retaining such personnel once hired. In addition, key personnel may leave and subsequently compete against us. The loss of the services of any of our key personnel, many of whom are not party to employment agreements with us, or our failure to attract and retain other qualified and experienced personnel on acceptable terms could impair our ability to successfully sustain and grow our business, which could have a material adverse effect on our results of operations.

If we are not able to integrate acquired schools, we may experience operational inefficiencies.

From time to time, we engage in acquisitions of schools. Integrating acquired operations into our institutions involves significant risks and uncertainties, including:

•	inability to maintain uniform standards, controls, policies and procedures;

•	distraction of management’s attention from normal business operations during the integration process;

•	expenses associated with the integration efforts; and

•	unidentified issues not discovered in our due diligence process, including legal contingencies.

We may be unable to operate one or more of our schools due to a natural disaster or to restore a damaged school to its prior operational level.

A number of our schools are located in Florida and elsewhere in the Southeastern United States in areas prone to hurricane damage, which may be substantial. We also have a number of schools located in southern California in areas vulnerable to earthquakes. One or more of these schools may be unable to operate for an extended period of time in the event of a hurricane, earthquake or other natural disaster which does substantial damage to the area in which a school is located. In addition, we may not be in a position to devote sufficient resources to a damaged school in order for it to re-open in a timely fashion or at the same level of operation as existed prior to the damage. The failure of one or more of our schools to operate for a substantial period of time could have a material adverse effect on our results of operations.

We operate in a highly competitive industry, and competitors with greater resources could harm our business.

The post-secondary education market is highly fragmented and competitive. Our schools compete for students with traditional public and private two-year and four-year colleges and universities and other for-profit schools, including those that offer online learning programs. Many public and private colleges and universities, as well as other private career-oriented schools, offer programs similar to those we offer. We expect to experience additional competition in the future as more colleges, universities and for-profit schools offer an increasing number of online programs. Public institutions receive substantial government subsidies, and public and private institutions have access to government and foundation grants, tax-deductible contributions and other financial resources generally not available to for-profit schools. Accordingly, public and private institutions may have instructional and support resources superior to those in the for-profit sector, and public institutions can offer substantially lower tuition prices. Some of our competitors in both the public and private sectors also have substantially greater financial and other resources than we do.

We could experience an event of default under our senior secured credit agreement if the Sponsors cease to own an aggregate of at least 35% of the voting interests of our outstanding capital stock, and such an event of default could adversely effect our liquidity and financial position.

Under the current terms of our senior secured credit agreement, an event of default would occur if the Sponsors cease to own, collectively, at least 35% of the voting interests of our outstanding capital stock. This event of default could be triggered during the term of the senior secured credit agreement either by future sales or transfers of our capital stock by any of the Sponsors or by additional issuances of voting capital stock by us. Upon completion of this offering, the Sponsors will own, in the aggregate, approximately     % of the voting interests of our outstanding capital stock (or     % assuming the exercise in full of the underwriters’ option to purchase additional shares) of the voting interests of our outstanding capital stock.

Because we cannot control when future transactions by any of the Sponsors will occur, we cannot assure you that one or more Sponsors will not engage in transactions that trigger an event of default under the current terms of our senior secured credit agreement, or that we will be able to amend this provision of our senior secured credit agreement prior to any such sale or transfer. If an event of default occurs as a result of a future sale or transfer by any of the Sponsors, the lenders could elect to declare all amounts outstanding under the senior secured credit agreement to be immediately due and payable and terminate all commitments to extend further credit. It is possible that we would not be in a position at that time to refinance the amounts due under the senior secured credit agreement on economical terms, or at all, or repay the amounts due to the lenders, and the lenders then could proceed against the collateral securing our indebtedness.

If we expand in the future into new markets outside the United States, we would be subject to risks inherent in non-domestic operations.

If we acquire or establish schools in new markets outside the United States, we will face risks that are inherent in non-domestic operations, including the complexity of operations across borders, currency exchange rate fluctuations, monetary policy risks, such as inflation, hyperinflation and deflation, and potential political and economic instability in the countries into which we expand.

RISKS RELATED TO INVESTING IN OUR COMMON STOCK

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

Immediately prior to this offering, there has been no public market for our common stock. An active and liquid public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters and such price may not be indicative of prices that will prevail in the open market following this offering.

The market price of our common stock may be volatile, which could cause the value of your investment to decline or could subject us to securities class action litigation.

Many factors could cause the market price of our common stock to rise and fall, including the following:

•	variations in our or our competitors’ actual or anticipated operating results;

•	our or our competitors’ growth rates;

•	our or our competitors’ introduction of new schools, new programs, concepts, or pricing policies;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analyst that follows our stock;

•	changes in the conditions in the education industry, the financial markets or the economy as a whole;

•	substantial sales of our common stock;

•	failure of any of our schools to secure or maintain accreditation;

•	announcements of regulatory or other investigations, adverse regulatory action by the U.S. Department of Education, state agencies or accrediting agencies, regulatory scrutiny of our operations or operations of our competitors or lawsuits filed against us or our competitors; and

•	changes in accounting principles.

Market volatility, as well as general economic, market or potential conditions, could reduce the market price of our common stock in spite of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation often has been brought against that company. Due to the potential volatility of our stock price, we therefore may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Private equity funds affiliated with the Sponsors will continue to own the majority of our voting stock immediately after this offering, which, if they acted together, would allow them to control substantially all matters requiring shareholder approval.

Upon the completion of this offering, private equity funds affiliated with Providence Equity Partners, Goldman Sachs Capital Partners and Leeds Equity Partners will beneficially own approximately     %,     % and     %, respectively, of our outstanding common stock (or     %,     % and     %, respectively, if the underwriters fully exercise their option to purchase additional shares). In addition, we expect that five of our eight directors immediately following this offering will be representatives of the private equity funds affiliated by the Sponsors. See “Certain Relationships and Related Transactions — Shareholders Agreement”. As a result, these private equity funds, should they vote their respective shares in concert with each other, could have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of shareholders, regardless of whether or not other shareholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our shareholders.

Additionally, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. One or more of the Sponsors may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. As long as private equity funds affiliated with the Sponsors collectively continue to own, directly or indirectly, a significant amount of the outstanding shares of our common stock, the Sponsors will collectively continue to be able to strongly influence or effectively control our decisions.

We will qualify for and avail ourself of exemptions from certain corporate governance requirements for companies whose stock is quoted on The NASDAQ Stock Market LLC (“Nasdaq”) that provide protection to shareholders of other companies.

After the completion of this offering, the private equity funds affiliated with the Sponsors collectively will own more than 50% of the total voting power of our common stock, and we intend to utilize certain “controlled company” exemptions under Nasdaq’s corporate governance listing standards that free us from the obligation to comply with certain Nasdaq corporate governance requirements, including the requirements:

•	that a majority of our Board of Directors consists of independent directors;

•	that the compensation of executive officers be determined, or recommended to our Board of Directors for determination, either by (a) a majority of the independent directors or (b) a compensation committee comprised solely of independent directors; and

•	that director nominees be selected, or recommended for our Board of Directors’ selection, either by (a) a majority of the independent directors or (b) a nominations committee comprised solely of independent directors.

As a result of our use of these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq’s corporate governance requirements. In the event that we cease to be eligible to utilize “controlled company” exemptions under Nasdaq’s corporate governance listing standards, we will have a transitionary period during which we must achieve compliance with the requirements described above.

Your percentage ownership in EDMC may be diluted by future issuances of capital stock, which could reduce your influence over matters on which shareholders vote.

Following the completion of this offering, our Board of Directors has the authority, without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, shares that may be issued to satisfy our payment obligations under our LTIC Plan or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our shareholders vote, and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

The sale of a substantial number of shares of our common stock after this offering may cause the market price of shares of our common stock to decline.

Sales of our common stock by existing investors may begin shortly after the completion of this offering. Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. The shares of our common stock outstanding prior to this offering will be eligible for sale in the public market at various times in the future. We, all of our directors and executive officers, the Sponsors and other parties to our existing shareholders agreement, representing a majority of our outstanding shares of common stock immediately prior to this offering, agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives the section of this prospectus

entitled “Underwriting”. Upon expiration of this lock-up period, up to approximately        additional shares of common stock may be eligible for sale in the public market without restriction, and up to approximately        shares of common stock held by affiliates may become eligible for sale, subject to the restrictions under Rule 144 of the Securities Act of 1933. In addition, the private equity funds affiliated with the Sponsors have the right to require us to register the public offering of their shares. For more information, see “Shares Eligible for Future Sale” and “Certain Relationships and Related Transactions — Registration Rights Agreement”.

You will incur immediate and substantial dilution in the net tangible book value of your shares.

If you purchase shares in this offering, the value of your shares based on our actual book value immediately will be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our common stock. Based upon the issuance and sale of        shares of our common stock by us in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate dilution of $        in the net tangible book value per share. Investors will incur additional dilution in the future upon the exercise of outstanding stock options. For more information, see “Dilution”.

We will incur increased costs as a result of being a public company, and the requirements of being a public company may divert management attention from our business and adversely affect our financial results.

As a public company, we will be subject to a number of additional requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the listing standards of Nasdaq. These requirements will cause us to incur increased costs and might place a strain on our systems and resources. The Securities Exchange Act of 1934 requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we might not be able to retain our independent directors or attract new independent directors for our committees.

Provisions in our charter documents and the Pennsylvania Business Corporation Law could make it more difficult for a third party to acquire us and could discourage a takeover and adversely affect existing shareholders.

Provisions in our charter documents could discourage potential acquisition proposals or make it more difficult for a third party to acquire control of the Company, even if doing so might be beneficial to our shareholders. Our articles of incorporation and bylaws provide for various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. For example, our articles of incorporation authorize our Board of Directors to issue up to        shares of preferred stock and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions on those shares, without any further vote or action by our shareholders. The rights of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Additional provisions that could make it more difficult for shareholders to effect certain corporate actions include the following:

•	our articles of incorporation and bylaws provide that our Board of Directors will be classified into three classes, with each director serving a three-year term and standing for re-election once every three years;

•	our articles of incorporation prohibit cumulative voting in the election of directors;

•	once the private equity funds affiliated with the Sponsors collectively cease to own 50% or more of our outstanding common stock, our articles of incorporation and bylaws will not (i) permit shareholder action without a meeting by consent, except for unanimous written consent, and (ii) permit shareholders to call or to require the board to call a special meeting; and

•	our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must comply with advance notice procedures.

Under the Pennsylvania Business Corporation Law (the “PBCL”), because our articles of incorporation and bylaws provide for a classified board of directors, our shareholders may remove directors only for cause. These and other provisions of the PBCL and our articles of incorporation and bylaws may discourage acquisition proposals, make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock or delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our stock price. See “Description of Capital Stock”.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not expect to pay dividends on shares of our common stock in the foreseeable future. The terms of our senior secured credit facilities or indentures limit our ability to pay cash dividends in certain circumstances. Furthermore, if we are in default under our credit facilities or indentures, our ability to pay cash dividends will be limited in certain circumstances in the absence of a waiver of that default or an amendment to the facilities or indentures. In addition, because we are a holding company, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under our senior secured credit facilities and indentures. Subject to these restrictions, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors. Consequently, your only opportunity to achieve a return on your investment in the Company will be if the market price of our common stock appreciates.

We rely on dividends, distributions and other payments, advances and transfers of funds from our operating subsidiaries to meet our debt service and other obligations.

We conduct all of our operations through certain of our subsidiaries, and we currently have no significant assets other than cash of approximately $41 million and the capital stock of our respective subsidiaries. As a result, we will rely on dividends and other payments or distributions from our operating subsidiaries to meet any existing or future debt service and other obligations. The ability of our operating subsidiaries to pay dividends or to make distributions or other payments to their parent companies will depend on their respective operating results and may be restricted by, among other things, the laws of their respective jurisdictions of organization, regulatory requirements, agreements entered into by those operating subsidiaries and the covenants of any existing or future outstanding indebtedness that we or our subsidiaries may occur. For example, our senior secured credit agreement and the indentures governing the Notes contain certain restrictions on our subsidiaries’ ability to pay dividends and to make distributions.

We experience seasonal fluctuations in our results of operations which may result in similar fluctuations in the trading price of our common stock.

Historically, our quarterly revenues and income have fluctuated primarily as a result of the pattern of student enrollments at our schools. The number of students enrolled at our schools typically is greatest in the second quarter of our fiscal year, when the largest number of recent high school and college graduates typically begin post-secondary education programs. Student vacations generally cause our student enrollments to be at their lowest during our first fiscal quarter. Because a significant portion of our expenses do not vary proportionately with the fluctuations in our revenue, our results in a particular fiscal quarter may not indicate accurately the results we will achieve in a subsequent quarter or for the full fiscal year. These fluctuations in our operating results may result in corresponding volatility in the market price for our common stock.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes”, “expects”, “may”, “will”, “should”, “seeks”, “approximately”, “intends”, “plans”, “estimates”, or “anticipates” or similar expressions that concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the factors discussed in this prospectus. Some of the factors that we believe could affect our results include:

•	compliance with extensive federal, state and accrediting agency regulations and requirements;

•	our ability to maintain eligibility to participate in Title IV programs;

•	government and regulatory changes including revised interpretations of regulatory requirements that affect the post-secondary education industry;

•	regulatory and accrediting agency approval of transactions involving a change of ownership or control or a change in our corporate structure;

•	damage to our reputation or our regulatory environment caused by actions of other for-profit institutions;

•	availability of alternative loans for our students;

•	our development of a new student loan program with a private lender;

•	difficulty in opening additional schools and expanding online academic programs;

•	our ability to improve existing academic programs or to develop new programs on a timely basis and in a cost-effective manner;

•	failure to effectively market and advertise to new students;

•	decline in the overall growth of enrollment in post-secondary institutions;

•	our ability to manage our substantial leverage;

•	compliance with restrictions and other terms in our debt agreements, some of which are beyond our control;

•	our ability to keep pace with changing market needs and technology;

•	our ability to raise additional capital in the future in light of our substantial leverage;

•	our ability to effectively manage our growth;

•	capacity constraints or system disruptions to our online computer networks;

•	the vulnerability of our online computer networks to security risks;

•	failure to attract, retain and integrate qualified management personnel;

•	our ability to integrate acquired schools;

•	inability to operate schools due to a natural disaster;

•	competitors with greater resources;

•	risks inherent in non-domestic operations; and

•	the other factors set forth under “Risk Factors”.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of           shares of our common stock being offered by us pursuant to this prospectus at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses, will be approximately $      million. A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We expect to use approximately (i) $      million of the net proceeds from this offering to repay a portion of our indebtedness, including accrued interest and prepayment premiums, (ii) $      million of the net proceeds from this offering to pay the termination fee under the Sponsor Management Agreement and (iii) $      million for general corporate purposes. See “Certain Relationships and Related Transactions — Sponsor Management Agreement”.

DIVIDEND POLICY

We do not expect to declare dividends on shares of our common stock in the foreseeable future. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. The terms of our senior secured credit facilities and indentures limit our ability to pay cash dividends in certain circumstances. Furthermore, if we are in default under these credit facilities or indentures, our ability to pay cash dividends will be limited in the absence of a waiver of that default or an amendment to those facilities or indentures. In addition, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under our senior secured credit facilities and indentures. For more information on our senior secured credit facilities and indentures, see “Description of Certain Indebtedness”. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our Board of Directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following table sets forth as of March 31, 2008 on a consolidated basis:

•	Our actual capitalization; and

•	Our as adjusted capitalization that gives effect to (i) the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and (ii) the application of the net proceeds of this offering as described under “Use of Proceeds”.

You should read the following table in conjunction with the information in this prospectus under the captions “Selected Historical Consolidated Financial and Other Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Certain Indebtedness” and with the audited annual consolidated and unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2008
	Actual	As Adjusted
	(dollars in millions, except share and per share amounts)
Cash and cash equivalents (excludes restricted cash)	$367.1	$

Debt:
Current portion of long-term debt(1)	$12.5	$
Long-term debt:
Revolving credit facility	—
Senior secured term loan facility, due 2013	1,129.1
8 3/4% senior notes due 2014	375.0
10 1/4% senior subordinated notes due 2016	385.0
Capital leases	1.7
Mortgage debt of consolidated entities	1.5

Total long-term debt	1,892.3

Total debt	1,904.8
Shareholders’ equity:
Common stock, par value $0.01 per share, 40,000,000 shares authorized, 26,771,818 shares issued and outstanding actual; and shares authorized, shares issued and outstanding as adjusted(2)	0.3
Additional paid-in capital	1,339.2
Retained earnings	71.3
Accumulated other comprehensive loss	(39.6)

Total shareholders’ equity	$1,371.1	$

Total capitalization(3)	$3,275.9	$

(1)	Current portion of long-term debt consists primarily of payments due within the next 12 months on our senior secured term loan facilities.

(2)	Excludes (i) 1,667,935 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2008, of which options to purchase 138,394 shares were exercisable as of March 31, 2008 (ii) 177,236 additional shares of our common stock authorized by the Board of Directors for future issuance under the 2006 Stock Option Plan and (iii) any shares of our common stock which may be issued to satisfy our payment obligations under the LTIC Plan.

(3)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

CORPORATE STRUCTURE

The following diagram sets forth our corporate structure. Subsidiaries of Education Management LLC own all of the operating assets of EDMC, and each subsidiary is wholly owned, directly or indirectly, by EDMC.

(1)	The obligations under our senior secured credit facilities are guaranteed by Education Management Holdings LLC and all of Education Management LLC’s existing direct and indirect domestic subsidiaries, other than any subsidiary that directly owns or operates a school or any inactive subsidiary that has less than $100,000 of assets. The Notes are fully and unconditionally guaranteed by all of our existing direct and indirect domestic restricted subsidiaries, other than any subsidiary that directly owns or operates a school or has been formed for such purpose and has no material assets.

(2)	As of March 31, 2008, we had an aggregate of $94.7 million in outstanding letters of credit, including a $91.9 million letter of credit issued to the U.S. Department of Education due to our failure to satisfy certain regulatory financial ratios after giving effect to the Transaction. Outstanding letters of credit reduce the availability under our revolving credit facility.

(3)	As adjusted to give effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus and the application of the net proceeds of this offering as described under “Use of Proceeds”.

(4)	Education Management Finance Corp. has only nominal assets, does not currently conduct any operations and was formed solely to act as co-issuer of the Notes.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the adjusted net tangible book value per share of common stock upon the consummation of this offering.

Our net tangible book deficit as of March 31, 2008 was approximately $1.7 billion, or approximately $(63.61) per share of common stock. The number of shares outstanding excludes (i) 1,667,935 shares of our common stock issuable upon the exercise of options outstanding as of March 31, 2008, of which options to purchase 138,394 shares were exercisable as of March 31, 2008 (ii) 177,236 additional shares of our common stock authorized by the Board of Directors for future issuance under the 2006 Stock Option Plan and (iii) any shares of our common stock which may be issued to satisfy our payment obligations under the LTIC Plan. Net tangible book deficit per share is determined by dividing our tangible net worth, which is defined as total tangible assets less total liabilities, by the aggregate number of shares of common stock outstanding. Our net tangible book deficit at March 31, 2008 excludes the book value of our intangible assets totaling $3.1 billion.

After giving effect to the sale by us of the           shares of common stock in this offering, at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses and the receipt and application of the net proceeds, our adjusted net tangible book deficit as of March 31, 2008 would have been approximately $       , or approximately $      per share. This represents an immediate decrease in adjusted net tangible book deficit to existing shareholders of $      per share and an immediate dilution to new investors of $      per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book deficit per share as of March 31, 2008 (excluding this offering)		(63.61)
Decrease in net tangible book deficit per share attributable to new investors
Adjusted net tangible book deficit per share after this offering

Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) our adjusted net tangible book deficit by $      million, the adjusted net tangible book deficit per share after this offering by $        and the dilution per share to new investors by $       , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the adjusted net tangible book deficit per share after this offering would be $       , the increase in adjusted net tangible book deficit per share to existing shareholders would be $      per share and the dilution per share to new investors would be $       .

The following table summarizes as of March 31, 2008 the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by our existing shareholders and to be paid by new investors purchasing shares of our common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Average
	Shares Purchased			Total Consideration			Price Per
	Number	Percentage		Amount	Percentage		Share

Existing shareholders			%	$		%	$
New investors			%	$		%	$

Total		100%		$	100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) total consideration paid by new investors and the total average price per share by $      million and $        respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and without deducting underwriting discounts and commissions and estimated expenses payable by us.

The foregoing discussion and tables assume no exercise of outstanding stock options. As of March 31, 2008, there were options outstanding to purchase a total of 1,667,935 shares of our common stock at a weighted average exercise price of $52.63 per share.

To the extent that any of these stock options are exercised, there may be further dilution to new investors. See “Capitalization”, “Management”, Note 13 to the notes to our audited annual consolidated financial statements and Note 4 to the notes to our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth our selected consolidated financial and operating data as of the dates and for the periods indicated. The selected consolidated balance sheet data of Successor at June 30, 2006 and 2007 and the selected consolidated statement of operations data and the selected consolidated statement of cash flows data for the Predecessor fiscal years ended June 30, 2003, 2004 and 2005, the Predecessor 11-month period ended May 31, 2006, the Successor one-month period ended June 30, 2006 and the Successor fiscal year ended June 30, 2007 have been derived from our audited consolidated financial statements and related notes.

The selected consolidated statement of operations data and the selected consolidated statement of cash flows data for the Successor nine-month periods ended March 31, 2007 and 2008, and the selected consolidated balance sheet data of Successor as of March 31, 2008 have been derived from our unaudited financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements at June 30, 2006 and 2007, with the exception of our adoption of the provisions of FIN 48 on July 1, 2007, and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of our financial position and operating results for the unaudited periods.

The selected consolidated financial and other data as of and for any period are not necessarily indicative of the results that may be obtained for any future date or for any future period.

The following tables also set forth selected unaudited consolidated as adjusted balance sheet data of Successor as of March 31, 2008, which give effect to (i) the sale of           shares of common stock by us in this offering at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, and (ii) the application of the net proceeds of this offering as described under “Use of Proceeds”. The selected unaudited consolidated as adjusted balance sheet data are presented for informational purposes only and do not purport to represent what our financial position actually would have been had these transactions occurred on the dates indicated or to project our financial position as of any future date.

You should read the following selected financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor				Successor
				Period	Period
				from	from		Nine	Nine
				July 1,	June 1,	Year	Months	Months
				2005 to	2006 to	Ended	Ended	Ended
	Year Ended June 30,			May 31,	June 30,	June 30,	March 31,	March 31,
	2003(1)	2004	2005(2)	2006	2006	2007	2007	2008
	(dollars in millions)

Statement of Operations Data:
Net revenues	$640.0	$853.0	$1,019.3	$1,095.8	$74.4	$1,363.7	$1,016.0	$1,267.8
Costs and expenses:
Educational services	417.5	546.1	640.4	649.8	64.7	801.6	588.7	724.2
General and administrative	125.3	167.0	203.8	273.3	26.0	314.9	225.9	310.7
Amortization of intangible assets	4.4	6.9	6.5	4.0	1.7	19.3	14.9	15.0

Total costs and expenses	547.2	720.0	850.7	927.1	92.4	1,135.8	829.5	1,049.9

Income (loss) before interest and income taxes	92.8	133.0	168.6	168.7	(18.0)	227.9	186.5	217.9
Interest (income) expense, net	1.3	2.5	(0.2)	(5.3)	14.1	168.3	128.2	118.8

Income (loss) before income taxes	91.5	130.5	168.8	174.0	(32.1)	59.6	58.3	99.1
Provision for (benefit from) income taxes	35.2	53.5	67.2	73.6	(12.4)	27.2	25.0	39.2

Net income (loss)	$56.3	$77.0	$101.6	$100.4	$(19.7)	$32.4	$33.3	59.9

Statement of Cash Flows Data:
Net cash flows provided by (used in):
Operating activities	$79.4	$166.3	$192.5	$301.7	$(22.5)	$179.9	$264.5	$298.9
Investing activities	(108.4)	(239.9)	(98.1)	(56.4)	(3,534.0)	(110.8)	(78.3)	(97.2)
Financing activities	24.3	102.0	(39.0)	(43.2)	3,445.5	(41.3)	(127.4)	(125.1)
Other Data:
EBITDA(3)	$137.7	$188.3	$252.7	$231.6	$(10.6)	$318.5	$254.2	$293.6
Capital expenditures(4)	80.8	82.3	74.9	57.9	7.7	96.1	75.7	91.0
Enrollment at beginning of fall quarter(5)	43,800	58,800	66,200	72,500		80,300
Campus locations (at period end)(6)	43	68	70	71	71	78	73	83

	Predecessor			Successor
	As of June 30,			As of June 30,		As of March 31, 2008
	2003	2004	2005	2006	2007	Actual	As Adjusted(7)
	(In millions)

Balance Sheet Data:
Cash and cash equivalents (excludes restricted
cash)	$89.0	$116.7	$172.0	$263.3	$290.7	$367.1	$
Total assets	577.6	828.0	956.0	3,945.4	3,988.7	4,186.4
Total debt, including current portion and revolving credit facility	38.5	128.6	70.4	2,110.0	2,030.0	1,904.8
Total shareholders’ equity	427.8	528.7	666.0	1,282.7	1,350.8	1,371.1

(1)	Fiscal 2003 results reflect a change in accounting estimate due to our evaluation and adjustment of the useful lives for our property and equipment to more closely reflect actual usage. The useful life adjustment decreased income before interest and taxes by $3.2 million.

(2)	Fiscal 2005 results include non-cash, pretax charges of approximately $4.2 million related to fixed asset impairments. Also, cumulative adjustments for lease accounting recorded in fiscal 2005 increased educational services expense by approximately $3.8 million.

(3)	EBITDA, a measure used by management to measure operating performance, is defined as net income (loss) plus interest (income) expense, net, provision for income taxes and depreciation and amortization, including amortization of intangible assets. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flows available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Our obligations to make interest payments and our other debt service obligations have increased substantially as a result of the indebtedness incurred to finance the Transaction and to pay related expenses in June 2006. Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, management believes that EBITDA provides more comparability between our historical results and results that reflect purchase accounting and the new capital structure. Additionally, management uses EBITDA as a financial target for purposes of determine cash bonuses granted pursuant to our MICP, as described under “Management — Compensation Discussion and Analysis — Cash Bonuses”. Management compensates for the limitations of using non-GAAP financial measures by using them to supplement GAAP results to provide a more complete understanding of the factors and trends affecting the business than GAAP results alone. Because not all companies use identical calculations, these presentations of EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is calculated as follows:

	Predecessor				Successor
				Period	Period
				from	from		Nine	Nine
				July 1,	June 1,	Year	Months	Months
				2005 to	2006 to	Ended	Ended	Ended
	Year Ended June 30,			May 31,	June 30,	June 30,	March 31,	March 31,
	2003	2004	2005(a)	2006	2006	2007	2007	2008
	(In millions)

Net income (loss)	$56.3	$77.0	$101.6	$100.4	$(19.7)	$32.4	$33.3	$59.9
Interest (income) expense, net	1.3	2.5	(0.2)	(5.3)	14.1	168.3	128.2	118.8
Provision for (benefit from) income taxes	35.2	53.5	67.2	73.6	(12.4)	27.2	25.0	39.2
Depreciation and amortization	44.9	55.3	84.1	62.9	7.4	90.6	67.7	75.7

EBITDA (b)	$137.7	$188.3	$252.7	$231.6	$(10.6)	$318.5	$254.2	$293.6

(a)	Includes non-cash depreciation and amortization charges related to property and equipment impairments and a $19.5 million charge related to cumulative adjustments for changes in lease accounting. This amount was substantially offset by a cumulative credit of $15.7 million related to the amortization of a deferred rent credit. Both amounts, which net to $3.8 million, are classified in educational services expense in the statement of operations.

(b)	EBITDA, as presented above, is different from the Adjusted EBITDA calculated for the purpose of determining compliance with our senior secured credit agreement and the indentures governing our Notes. For an explanation of our Adjusted EBITDA, see “Management Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”.

(4)	Capital expenditures represent net cash paid for property and equipment, leasehold improvements, software and other long-lived assets.

(5)	Represents the number of students enrolled in our schools as of the first week in October of the preceding calendar year. Enrollment as of the first week of October 2007 was approximately 96,000 students.

(6)	The Art Institute of Toronto announced in June 2007 that it will no longer accept new students and that it will close after all current students complete their respective programs. Prior to announcing this closing, approximately 250 students attended The Art Institute of Toronto.

(7)	The consolidated as adjusted balance sheet data as of March 31, 2008 give effect to:

•	the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus; and

•	the application of the net proceeds of this offering as described under “Use of Proceeds”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

We are among the largest providers of post-secondary education in North America, with approximately 96,000 enrolled students as of October 2007. We offer academic programs to our students through campus-based and online instruction, or through a combination of both. We are committed to offering quality academic programs and continuously strive to improve the learning experience for our students. Our educational institutions offer students the opportunity to earn undergraduate and graduate degrees and certain specialized non-degree diplomas in a broad range of disciplines, including design, media arts, health sciences, psychology and behavioral sciences, culinary, fashion, business, education, legal and information technology. Each of our schools located in the United States is recognized by an accreditation agency and by the U.S. Department of Education, enabling students to access federal student loans, grants and other forms of public and private financial aid. Our academic programs are designed with an emphasis on applied, career-oriented content and are taught primarily by faculty members who, in addition to having appropriate credentials, offer practical and relevant professional experience in their respective fields. Our net revenues for fiscal 2007 were $1,363.7 million.

On June 1, 2006, we were acquired by a consortium of private investors led by the Sponsors. The acquisition was accomplished through the merger of an acquisition company into EDMC, with EDMC surviving the Transaction. Although we continued as the same legal entity, we contributed substantially all of our assets and liabilities to Education Management LLC, an indirect wholly-owned subsidiary, in connection with the Transaction. The Transaction was accounted for as a purchase in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”.

Since the Transaction in June 2006, we have enhanced our senior management team and made investments to accelerate enrollment growth. We have made significant investments in numerous areas of our workforce, including marketing and admissions, new and expanded campuses, online education and infrastructure in order to support future enrollment growth and enhance the student experience. Our increased focus on online education has resulted in strong enrollment growth. The number of students enrolled in fully online academic programs has more than doubled to approximately 13,100 students in October 2007, compared to approximately 4,600 students in July 2006. In addition, we have opened 15 new locations, acquired two schools and developed 20 new academic programs and introduced 259 new or existing academic programs to locations that had not previously offered such programs. Total enrollment at our schools has grown by 19.5% between October 2006 and October 2007. During the same time period, same-school enrollment for schools owned or operated for one year or more increased 18.2%. We expect to continue to pursue a disciplined approach to opening new school locations in attractive target markets and plan to open approximately eight to 11 new campuses annually for the foreseeable future.

The largest component of our net revenues is tuition collected from our students, which is presented in our statements of operations after deducting refunds, scholarships and other adjustments. Net revenues consist of tuition and fees, student housing fees, bookstore sales, restaurant sales in connection with culinary programs, workshop fees, finance charges related to credit extended to students and sales of related study materials, reduced for student refunds and scholarships. We recognize revenue on a pro rata basis over the term of instruction or occupancy or when cash is received in the case of certain point-of-sale revenues. The amount of tuition revenue received from students varies based on the average tuition charge per credit hour, average credit hours taken per student, type of program, specific curriculum and average student population. Bookstore and housing revenues are largely a function of the average student population.

The two main determinants of our net revenues are average student population and tuition rates. Factors affecting our average student population include the number of continuing students attending our schools at the beginning of a period and the number of new students entering our schools during such period. We believe that the size of our student population at our campuses is influenced by the number of individuals seeking post-secondary education, the attractiveness of our program offerings, the quality of the student experience, the effectiveness of our marketing efforts, the persistence of our students, the length of the education programs and our overall educational reputation. We seek to grow our average student population by offering additional programs at existing schools and by establishing new school locations, whether through new facility start-up or acquisition. With regard to tuition rates, historically we have been able to pass along cost increases through increases in tuition. Average tuition rates increased by approximately 5% and 6% in fiscal 2007 and the 11-month period ended May 31, 2006, respectively.

We believe that several factors influence the number of individuals seeking post-secondary education programs. According to the U.S. Department of Education, enrollment in degree-granting, post-secondary institutions is projected to grow 15.7% over the ten-year period ending in the fall of 2016 to approximately 20.4 million students. This growth compares with a 23.0% increase reported in the prior ten-year period ended 2006, when enrollment increased from 14.4 million students in 1996 to 17.7 million students in 2006. Enrollment growth in the ten-year period ended 2006 was accompanied by a 24.1% increase in high school graduates from 2.6 million students in 1996 to 3.2 million students in 2006. The U.S. Department of Education, while projecting that the number of high school graduates will remain at approximately 3.2 million students through 2016, estimates that enrollment in degree-granting, post-secondary institutions by students 18-24 years of age will increase 13.2% from 10.6 million students in 2006 to 12.0 million students in 2016. Moreover, the U.S. Department of Education projects even faster growth rates for students 25 years of age and older, up 19.7% from 6.9 million students in 2006 to 8.2 million students in 2016.

In addition to the number of high school graduates available to matriculate into post-secondary education, we believe that several other factors influence demand for post-secondary education. The wage gap between college degree and non-college degree workers provides an important economic incentive to pursue post-secondary education. According to the U.S. Census Bureau, in 2005, the median income for workers 25 years of age and older with a Bachelor’s degree was approximately 63% higher than for high school graduates of the same age with no college experience. A greater number of jobs also require post-secondary education. The U.S. Department of Labor — Bureau of Labor Statistics projects that the growth rate for total job openings from 2006 to 2016 for occupations that require post-secondary education is over 15%, nearly double the growth rate for occupations that do not require post-secondary education. Finally, unemployment rates have been lower for individuals with post-secondary education.

A majority of our students rely on funds received under various government-sponsored student financial aid programs, especially Title IV programs, to pay a substantial portion of their tuition and other education-related expenses. For the last three completed fiscal years, approximately 70% of our net revenues were indirectly derived from Title IV programs. Because of the dependence on government-sponsored programs, we participate in industry groups and monitor the impact of newly proposed legislation on our business. Our students have also increasingly relied upon funds received from alternative lenders to pay a portion of their tuition and related expenses. During fiscal 2007, these loans constituted approximately 23% of our net revenues, compared to 19% of net revenues in the 11-month period ended May 31, 2006 and 15% of net revenues in fiscal 2005.

Our quarterly revenues and income fluctuate primarily as a result of the pattern of student enrollments. The seasonality of our business has decreased over the last several years due to an increased percentage of students enrolling in online programs, which generally experience less seasonal fluctuations than campus-based programs. Our first fiscal quarter is typically our lowest revenue recognition quarter due to student vacations.

Educational services expense, the largest component of our operating expense, consists primarily of costs related to the development, delivery and administration of our education programs. Major cost components are faculty compensation, salaries of administrative and student services staff, costs of educational materials, facility occupancy costs, information systems costs, bad debt expense and depreciation and amortization of property and equipment. We anticipate that these expenses as a percentage of revenue will decrease over time due to continued leverage on our fixed cost base through the introduction of new programs at our existing schools and continued growth in the number of students taking classes online.

The second largest expense line item, general and administrative expense, consists of marketing and student admissions expenses and certain central staff departmental costs such as executive management, finance and accounting, legal, corporate development and other departments that do not provide direct services to our students. We have centralized many of these services to gain consistency in management reporting, efficiency in administrative effort and cost control. With regard to the marketing component of our expenses, we have seen a change in the way we market to and attract inquiries from prospective students as the Internet has become an increasingly important way of reaching students. Internet inquiries, which generally cost less than leads from traditional media sources such as television and print, convert to applications at a lower rate than inquiries from traditional media sources.

Certain of our historic costs and expenses will change in the future as a result of the completion of this offering. Since the Transaction, we have paid the Sponsors an annual management fee of $5.0 million and reimbursed the Sponsors for out-of-pocket expenses of $0.3 million incurred by them or their affiliates in connection with travel, transportation and similar expenses related to the provision of management services. Upon completion of this offering, we will pay to the Sponsors a management termination fee of approximately $      million, and our obligation to pay the annual management fee will cease.

We have not recognized compensation expense under SFAS No. 123R, “Share-Based Payment”, due to restrictions on the 2006 Stock Option Plan participants’ ability to receive value on their stock option grants until certain performance conditions are achieved. At March 31, 2008, we had $32.3 million in unrecognized SFAS No. 123R expenses and the intrinsic value of the outstanding vested and unvested options was $      and $      , respectively, based on the initial public offering price of $      per share. Upon completion of this offering, we expect to recognize $      of non-cash compensation expense related to the time-based options. No expense on the performance-based options will be recorded as the conditions requiring expense recognition will still not be met immediately following this offering.

Option grants during fiscal 2007 and the nine months ended March 31, 2008 were as follows:

			Estimated
	No. of Options		Fair Value per
Time-Vested Option Grants	Granted (000s)	Exercise Price(1)	Share at Grant Date(1)

August 2006	239	$50	$50
December 2006	310	$50	$50
March 2007	314	$55	$55
June 2007	47	$60	$60
August 2007	10	$75	$75

Performance-Vested Option Grants

August 2006	239	$50	$50
December 2006	310	$50	$50
March 2007	289	$55	$55
June 2007	47	$60	$60
August 2007	10	$75	$75

(1)	The Board of Directors established the exercise price of option grants based on its determination of the fair market value of a share of common stock on the day of grant. The exercise price and estimated fair value per share were supported by a contemporaneous valuation or private transaction in our stock. Given the relative proximities of the March and June 2007 option grant dates to the end of their respective fiscal quarters, the fair value of common stock assumption used in determining the options’ fair values, which will be used to recognize compensation expense, was based on the fair value of the common stock at the end of the respective fiscal quarters.

We have also adopted the LTIC Plan pursuant to which we have granted unit awards to non-executive employees. Under the terms of the LTIC Plan, a bonus pool is created if Providence Equity Partners and Goldman Sachs Capital Partners (together, the “Principal Shareholders”) satisfy certain required returns on their initial investment in our stock when a realization event occurs, which is defined in the LTIC Plan as the time when the Principal Shareholders (i) cease to own in the aggregate at least 30% of our outstanding voting securities, and (ii) have, in the aggregate, disposed of at least 70% of their shares. The size of the bonus pool, if any, depends on the returns to the Principal Shareholders when they sell shares of our stock. We will recognize compensation expense for units issued under the LTIC Plan pursuant to SFAS No. 123R when a realization event occurs.

Also upon completion of this offering, we expect to use $      million of proceeds to repay a portion of our indebtedness, including accrued interest and prepayment premiums. As a result, we will accelerate a portion of the amortization on the related deferred debt costs of approximately $          .

Results of Operations

The following table sets forth for the periods indicated the percentage relationship of certain statements of operations items to net revenues.

	Predecessor		Successor
		Period	Period
		from	from		Nine	Nine
	Year	July 1,	June 1,	Year	Months	Months
	Ended	2005 to	2006 to	Ended	Ended	Ended
	June 30,	May 31,	June 30,	June 30,	March 31,	March 31,
	2005	2006	2006	2007	2007	2008
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:
Educational services	62.8%	59.3%	86.9%	58.8%	57.9%	57.1%
General and administrative	20.0%	25.0%	35.0%	23.1%	22.2%	24.5%
Amortization of intangible assets	0.6%	0.3%	2.3%	1.4%	1.5%	1.2%

Total costs and expenses	83.4%	84.6%	124.2%	83.3%	81.6%	82.8%

Income (loss) before interest and income taxes	16.6%	15.4%	(24.2)%	16.7%	18.4%	17.2%
Interest (income) expense, net	0.0%	(0.5)%	18.9%	12.3%	12.7%	9.4%

Income (loss) before income taxes	16.6%	15.9%	(43.1)%	4.4%	5.7%	7.8%

Provision for (benefit from) income taxes	6.6%	6.7%	(16.7)%	2.0%	2.4%	3.1%

Net income (loss)	10.0%	9.2%	(26.4)%	2.4%	3.3%	4.7%

Nine months ended March 31, 2008 compared to the nine months ended March 31, 2007

Net revenues

Net revenues for the nine months ended March 31, 2008 increased 24.8% to $1,267.8 million, compared to $1,016.0 million for the same period a year ago, primarily resulting from an 18.1% increase in average student enrollment, with less than 1% of the students being from schools acquired during the period, and an approximate 5% increase in tuition rates, slightly offset by a lower average credit load taken by students. Average student enrollment for the 2008 period increased to approximately 89,700 students compared to approximately 76,000 students in the 2007 period. The decrease in credit load was primarily the result of growth in the number of students enrolled in fully online programs, in which students typically take a lesser credit load. Tuition revenue generally varies based on the average tuition charge per credit hour, average credits per student and the average student population.

Educational services expenses

Educational services expenses increased compared to the prior year nine-month period by $135.6 million, or 23.0%, to $724.2 million, due primarily to the incremental costs incurred to support higher student enrollment. As a percentage of net revenues, educational services expenses decreased 82 basis points. We experienced a reduction in personnel and facility expenses, excluding rent, of 101 basis points as a percentage of net revenues in the current nine-month period despite continued investment in new campuses and online programs. We also experienced a reduction in depreciation and amortization of property and equipment of 40 basis points as a percentage of net revenues, despite taking $4.5 million of impairment charges at one of our schools during the period, due primarily to the fixed nature of these expenses. These decreases were partially offset by an increase in bad debt expense of 35 basis points as a percentage of net revenues, as well as an increase in cost of sales at our supply stores and bookstores of 11 basis points. Rent expense associated with schools, which increased as a percentage of net revenues by four basis points, was $96.7 million in the current nine-month period and $77.1 million in the prior year nine-month period. The remaining net increase as a percentage of net revenues of nine basis points in the current nine-month period was driven by other costs, none of which were individually significant.

General and administrative expenses

General and administrative expenses were $310.7 million for the current nine-month period, an increase of 37.5% from $225.9 million. As a percentage of net revenues, general and administrative expenses increased 227 basis points compared with the prior year nine-month period. Personnel expenses increased a total of 131 basis points as a percentage of net revenues due primarily to continued investment in marketing and admissions expenses of 90 basis points and from increases in costs related to other personnel, including benefits, of 41 basis points. Additionally, higher investment in advertising at our new campuses and in our fully online programs drove an increase of 129 basis points as a percentage of net revenues compared to the prior year nine-month period. These increases as a percentage of net revenues were partially offset by a decrease in consulting and other professional services expenses of 22 basis points compared with the prior year nine-month period. The remaining net decrease as a percentage of net revenues of 11 basis points in the current nine-month period was driven by other costs, none of which were individually significant.

Amortization of intangible assets

Amortization of intangible assets was $15.0 million in the 2008 period and $14.9 million in the 2007 period. The nine months ended March 31, 2008 included a non-cash impairment charge of $1.0 million at one of our schools.

Income before interest and taxes

Income before interest and taxes increased by $31.4 million, or 16.8%, to $217.9 million for the current nine-month period compared with the prior year period. The corresponding margin decreased to 17.2% in the current period from 18.4% in the prior year period due to the factors described above.

Net interest expense

Net interest expense was $118.8 million in the current nine-month period, a decrease of $9.3 million from the prior year nine-month period. The decrease in net interest expense is related to the decrease in the average interest rate of the term loan during the current nine-month period, coupled with the effect of required principal repayments on the term loan facility of $37.4 million since March 31, 2007, which reduced average outstanding borrowings.

Provision for income taxes

The income tax provision for the nine months ended March 31, 2008 was $39.2 million as compared to $25.0 million for the same period in the prior year. Our effective tax rate was 39.6% for the nine months ended March 31, 2008 and 43.0% for the same period in the prior year. The decrease in the effective tax rate for the nine months ended March 31, 2008 as compared to the prior year nine-month period was primarily due to the impact of a discrete adjustment to record a valuation allowance against certain state deferred tax assets as a result of the restructuring of one of our subsidiaries in the prior year. The effective rates differed from the combined federal and state statutory rates primarily due to valuation allowances, expenses that are non-deductible for tax purposes, the deferred tax impact of utilization of Canadian net operating loss carryforwards, and the application of FIN 48.

Net income

Net income increased to $59.9 million in the current nine-month period from $33.3 million in the prior year nine-month period due to the factors described above.

Successor Year Ended June 30, 2007 Compared with the Predecessor 11-Month Period from July 1, 2005 through May 31, 2006

Net Revenues

Net revenues for fiscal 2007 increased to $1,363.7 million from $1,095.8 million in the 11-month period ended May 31, 2006, which was primarily due to a 12.7% growth in average total student enrollment and an approximately 5% increase in tuition rates, along with an additional month of revenue in fiscal 2007. Average student enrollment for fiscal 2007 increased to approximately 77,200 students, of which less than 1.0% were from schools acquired during the period, compared to approximately 68,500 students in the 11-month prior year period. We derived approximately 91% of our net revenues from tuition and fees paid by, or on behalf of, our students in both the 2007 and 2006 periods.

Bookstore and housing revenue is largely a function of the average student population. Net housing revenues increased to $59.8 million in fiscal 2007 compared to $47.3 million in the 11-month period ended May 31, 2006, and revenues from bookstore sales (which include supplies and other items) in fiscal 2007 grew to $46.1 million compared to $38.6 million in the 11-month period ended May 31, 2006.

Educational Services

Educational services expense includes faculty and certain administrative compensation, rent and other facility operating costs, cost of sales and bad debt. As a percentage of net revenues, educational services expense decreased 52 basis points in fiscal 2007 compared to the 2006 period. During the 2006 period, we incurred non-cash equity based compensation expense, which is a component of personnel costs, associated with SFAS No. 123R of $13.1 million, compared to no expense in fiscal 2007. After adjusting for the effect of non-cash equity based compensation expense incurred during the 2006 period, educational services expenses increased 68 basis points as a percentage of net revenues in the 2007 period. This increase was primarily due to higher personnel costs, which accounted for a 53 basis point increase, through continued investment at new campuses and our online operations. Rent expense associated with schools during fiscal 2007 increased 23 basis points from the prior year period as a percentage of net revenues due primarily to new campus growth. Bad debt expense increased seven basis points as a percentage of net revenues in fiscal 2007 compared with the 2006 11-month period. These increases were partially offset by reductions due to operating leverage on other facility operating costs such as utilities, outside services and repairs and maintenance of 15 basis points as a percentage of net revenues period to period.

General and Administrative

General and administrative expense decreased 185 basis points in fiscal 2007 as a percentage of net revenues compared to the 2006 period. During the 2006 period, we incurred non-cash equity based compensation expense, which is a component of personnel costs, associated with SFAS No. 123R of $19.1 million, compared to no expense in fiscal 2007. We also incurred legal and professional fees and severance payments related to the Transaction of $37.8 million in the eleven months ended May 31, 2006. After adjusting for the effects of non-cash equity based compensation expense associated with SFAS No. 123R and transaction-related costs in the 2006 period, general and administrative expense increased 334 basis points as a percentage of net revenues in fiscal 2007 compared to the prior year period. Continued investment in marketing and admissions personnel resulted in an increase of 140 basis points in personnel expenses as a percentage of net revenues compared to the 2006 period. Additionally, continued investment in advertising at our new campuses and related to our online operations drove a 128 basis point increase period to period as a percentage of net revenues. Consulting and advisory expenses resulted in an increase of 62 basis points as a percentage of net revenues compared to the prior 11-month period primarily due to the impact of

$5.0 million in advisory fees paid to the Sponsors in fiscal 2007. The remaining increase of four basis points as a percentage of net revenues was primarily driven by other general and administrative costs.

Amortization of Intangible Assets

Amortization of intangible assets increased to $19.3 million in fiscal 2007 compared to $4.0 million in the 11-month 2006 period. This resulted from the effects of increases in the book basis of intangible assets in connection with the Transaction.

Income before Interest and Income Taxes

Income before interest and taxes (operating income) increased by $59.2 million to $227.9 million in fiscal 2007 from $168.7 million in the 2006 period. The corresponding margin increased to 16.7% for fiscal 2007, as compared to 15.4% for the 2006 period, due to the factors described above.

Interest Expense, Net

We incurred net interest expense for fiscal 2007 of $168.3 million, compared to net interest income of $5.3 million in the 2006 period. The increase in net interest expense is due to the debt incurred in connection with the Transaction and related amortization of financing costs.

Provision for Income Taxes

Income tax expense for fiscal 2007 was $27.2 million, as compared to $73.6 million for the 11-month 2006 period. Our effective tax rate was 45.7% for fiscal 2007 and 42.3% in the 2006 period. The increase in the effective rate for fiscal 2007 was primarily due to the impact of valuation allowances established against state deferred tax assets and deferred tax expense resulting from the elimination of a portion of the valuation allowance previously established against deferred tax assets associated with Canadian net operating loss carry forwards that were utilized during the year. The effective rates differed from the combined federal and state statutory rates primarily due to increases in valuation allowances against state deferred tax assets and expenses that are non-deductible for tax purposes.

Net Income

Net income decreased by $68.0 million to $32.4 million in fiscal 2007 from $100.4 million in the 2006 period due to the factors described above.

Successor Period from June 1, 2006 through June 30, 2006

Net revenues for the one-month period ended June 30, 2006 were $74.4 million, of which 90.1% represented tuition and fees paid by, or on behalf of, our students. Tuition revenue is driven by average tuition charge per credit hour, average credits per student and average student population. The remaining revenue of $7.4 million consisted of bookstore and housing revenue, which is largely a function of the average student population. Our education services expense during June 2006 was $64.7 million and primarily consisted of $33.9 million of salaries and benefits of employees at our schools, $8.4 million of rent and $5.7 million of depreciation and amortization. General and administrative expenses were $26.0 million and primarily consisted of $10.1 million of salaries and benefits of employees in our corporate offices and $11.6 million of advertising expenses. Amortization of intangible assets of $1.7 million was primarily driven by one month of amortization of the identifiable intangible assets that resulted from the Transaction. Net interest expense was $14.1 million and consists of one month of interest expense corresponding to the debt acquired to finance the Transaction. The net loss of $19.7 million was driven by the factors described above.

Predecessor 11-Month Period from July 1, 2005 through May 31, 2006 Compared with the Year Ended June 30, 2005

Net Revenues

Net revenues for the 11-month period ended May 31, 2006 increased to $1,095.8 million compared to $1,019.3 million in the year ended June 30, 2005, which was primarily due to a 9.8% growth in average total student enrollment and an approximate 6.0% increase in tuition rates, partially offset by an additional month of revenue recognized during fiscal 2005. Average student enrollment for the 11-month period ended May 31, 2006 increased to approximately 68,500 students, compared to approximately 62,400 students for fiscal 2005. We derived approximately 91% of our net revenues from tuition and fees paid by, or on behalf of, our students in the 2006 period and fiscal 2005.

Bookstore and housing revenue is largely a function of the average student population. Net housing revenues increased to $47.3 million in the 2006 period compared to $43.9 million in fiscal 2005, and revenues from bookstore sales (which include supplies and other items) grew to $38.6 million from $36.9 million.

Educational Services

Educational services expense includes faculty and certain administrative compensation, rent and other facility operating costs, cost of sales and bad debt. Educational services expense as a percentage of net revenues decreased approximately 353 basis points to 59.3% in the 11-month 2006 period from 62.8% in fiscal 2005. During the 2006 period, we incurred non-cash equity based compensation expense, which is a component of personnel costs, associated with SFAS No. 123R of $13.1 million, compared to no expense in fiscal 2005. After adjusting for the effect of non-cash equity based compensation expense incurred during the 2006 period, educational services expense decreased 453 basis points as a percentage of net revenues in the 2006 period. Continued leverage on administrative personnel costs resulted in a 100 basis point improvement as a percentage of net revenues compared to the prior fiscal year. Bad debt expense decreased 77 basis points as a percentage of net revenues compared to the prior fiscal year due to a continued strength in accounts receivable collections, as well as increases in alternative loans received by our students which are used to pay tuition. These private loans are made to our students by financial institutions and are non-recourse to us. Further, a cumulative lease accounting adjustment of $3.8 million that was recorded in March 2005 accounted for 35 basis points of this decrease, and a reduction in fixed asset impairments and write-offs of $1.8 million from $2.7 million in fiscal 2005 to $0.9 million in the 11-month 2006 period contributed a 16 basis point reduction as a percentage of net revenues. After taking into effect the above, depreciation and amortization from recurring operations decreased 140 basis points period to period due to the fixed nature of these costs. Reductions to supply store costs of 24 basis points, non-facilities outside services and consulting of 38 basis points, and reduced travel and training costs of 14 basis points were also the result from better operating leverage period to period. The other net decreases in costs of nine basis points period to period was due to other educational services expenses, none of which were individually material.

General and Administrative

As a percentage of net revenues, general and administrative expense increased 495 basis points in the 11-month 2006 period compared with fiscal 2005. The primary drivers of this increase were Transaction-related costs for legal and professional fees and severance payments of $37.8 million in the 2006 period, or 349 basis points as a percentage of net revenues, and non-cash share-based compensation expense, which was $19.1 million in the 2006 period compared to $1.2 million in fiscal 2005, an increase of 163 basis points as a percentage of net revenues. Additionally, we increased our investment in advertising in the 2006 period by 104 basis points as a percentage of net revenues. These increases were partially offset by a reduction in personnel costs of 56 basis points period to period due to continued operating leverage, a 14 basis point reduction in fixed asset impairments and write-offs from $1.4 million in fiscal 2005 to zero in the 2006 period, and a 29 basis point reduction in audit expenses. The remaining decreases of 22 basis points were driven by operating leverage on telecommunications, travel and supplies costs.

Amortization of Intangible Assets

Amortization of intangible assets decreased to $4.0 million in the 2006 period, compared to $6.5 million in fiscal 2005. This decrease was primarily due to certain assets becoming fully amortized during the 11-month 2006 period on which 12 months of amortization was recorded in fiscal 2005.

Income before Interest and Income Taxes

Income before interest and taxes increased by $0.1 million to $168.7 million in the 11-month 2006 period. The corresponding margin decreased to 15.4% in the 2006 period as compared to 16.6% for the prior year due to the factors described above.

Interest Expense, Net

Net interest income for the 11-month 2006 period was $5.3 million compared to net interest income of $0.2 million in fiscal 2005.

Provision for Income Taxes

Our effective tax rate was 42.3% for the 11-month period ended May 31, 2006, as compared to 39.8% for fiscal 2005. The change in the tax rate as compared to the prior year was primarily due to an increase in permanent items (specifically nondeductible costs incurred with respect to the Transaction) and valuation allowances that were recorded against deferred tax assets associated with state net operating loss carry forwards. It was determined that it is no longer “more likely than not” that these deferred tax assets will be realized as a result of anticipated state tax net operating losses arising from interest expense on acquisition-related debt.

The effective tax rate differed from the combined federal and state statutory rates due primarily to the valuation allowance related to the deferred tax assets arising from operating losses, expenses that are non-deductible for tax purposes and the tax impact of the expensing of equity compensation pursuant to SFAS No. 123R.

Net Income

Net income decreased by $1.2 million to $100.4 million in the 11-month period ended May 31, 2006 from $101.6 million in fiscal 2005 due to the factors described above.

Liquidity and Capital Resources

Our primary source of cash is tuition collected from students. We finance our operating activities primarily through cash generated from operations. Acquisitions have historically been financed through cash generated from operations as well as borrowings under our revolving credit facility. We believe that cash flows from operations, supplemented from time to time with borrowings under our $322.5 million revolving credit facility, will provide adequate funds for ongoing operations, planned expansion to new locations, planned capital expenditures and debt service during the next twelve months.

Net working capital is calculated based on total current assets less total current liabilities. Advance payments and amounts outstanding under our revolving credit facility are directly offset in cash and cash equivalents and do not contribute to the change in net working capital. At March 31, 2008, we had working capital of $51.0 million compared with working capital of $32.5 million at March 31, 2007.

Operating cash flows

Net cash flows provided by operating activities for the nine-month period ended March 31, 2008 was $298.9 million, an increase of $34.4 million compared to the prior year period. Increased operating cash flows as compared to the prior year period were primarily due to the growth in net income period to period of $26.6 million.

Days sales outstanding (“DSO”) in receivables was 32.3 days and 12.5 days at March 31, 2008 and 2007, respectively. After adjusting for the effect of The Art Institutes spring start occurring on March 31, 2008, which increased accounts receivable and net revenues by $110.5 million and $5.0 million, respectively, DSO was 10.6 days at March 31, 2008. We calculate DSO by dividing net accounts receivable at period end by average daily net revenues for the most recently completed quarter. Quarterly average daily revenue is determined by taking the total net revenues for a quarter and dividing by the number of days in a quarter. In an effort to provide our students with financing for the cost of tuition, we have established relationships with providers of private loans to students. These private loans, which are non-recourse to us, help bridge the funding gap created by tuition rates that have risen faster than federally-guaranteed student loans.

The level of accounts receivable reaches a peak immediately after the billing of tuition and fees at the beginning of each academic period. Because of the March 31, 2008 start date for the majority of schools in our Art Institutes education system, receivables at March 31, 2008 were $110.5 million higher than if the start date was in the fourth fiscal quarter, which has been the case historically. Collection of these receivables is heaviest at the start of each academic period. Additionally, federal financial aid proceeds for continuing students can be received up to ten days prior to the start of an academic quarter.

We adopted the provisions of FIN 48 on July 1, 2007. Upon adoption, we accrued an additional liability for uncertain tax benefits of $18.5 million. Our total liability for uncertain tax benefits at March 31, 2008 was $27.8 million, excluding the indirect benefits associated with state taxes and interest. Future cash payments relating to the amount accrued may result if we are ultimately unsuccessful in defending these uncertain tax positions. However, we cannot reasonably predict at this time the future period in which these payments may occur.

Investing cash flows

Capital expenditures were $91.0 million, or 7.2% of net revenues, for the nine-month period ended March 31, 2008, compared to $75.7 million, or 7.5% of net revenues in the prior year nine-month period. We typically conduct a significant portion of our capital purchases in the months leading up to the start of an academic quarter. Reimbursements for tenant improvements represent cash received from lessors based on the terms of lease agreements to be used for leasehold improvements.

We lease most of our facilities under operating lease agreements. We anticipate that future commitments on existing leases will be paid from cash provided from operating activities. We also expect to extend the terms of leases that will expire or enter into similar long term commitments for comparable space.

Financing cash flows

Borrowings under our $322.5 million revolving credit facility are available to satisfy certain year-end regulatory financial ratios, finance acquisitions and fund working capital needs resulting from the seasonal pattern of cash receipts throughout the year. On July 2, 2007, we repaid $90.0 million of the outstanding borrowings under the revolving credit facility at June 30, 2007. We borrowed under the revolving credit facility at June 30, 2007 to satisfy certain year-end regulatory financial ratios. The source of the cash used for the repayment of the revolver was cash on hand at June 30, 2007. We did not have any other borrowing activity related to the revolving credit facility during the nine-month period ended March 31, 2008.

We have issued letters of credit totaling $94.7 million and $92.0 million at March 31, 2008 and June 30, 2007, respectively, which reduces our availability to borrow funds under the revolving credit facility. At March 31, 2008, an aggregate of $92.4 million of the outstanding letters of credit were issued to the U.S. Department of Education, including a $91.9 million letter of credit due to our failure to satisfy certain regulatory financial ratios after giving effect to the Transaction.

As a result of the Transaction, we are highly leveraged and our debt service requirements are significant. At March 31, 2008 and June 30, 2007, we had $1,904.8 million and $2,030.0 million, respectively, in aggregate indebtedness outstanding, with additional borrowing capacity of $227.8 million and $118.0 million, respectively, under our senior credit facility, after giving effect to outstanding letters of credit. We expect our cash flows from operations, combined with availability under our revolving credit facility, will provide sufficient liquidity to fund our current obligations, projected working capital requirements and capital spending for a period that includes the next twelve months.

Federal Family Education Loan Program and Private Student Loans

Effective October 1, 2007, the federal government reduced the subsidies received by private lenders and guaranty agencies for participation in the FFEL program. A number of private lenders have announced that they will not continue to participate in the FFEL program due to the decrease in subsidies and the tightening of the credit markets within the U.S. economy. We recently expanded our FFEL programs to include additional private lenders on our recommended lender lists and do not anticipate that students attending our schools will encounter problems in obtaining federally guaranteed student loans from private lenders. Private lenders available to originate federally guaranteed student loans vary by education system. We continue to monitor the availability of private lenders and, as a precaution against possible limitations on the availability of private lenders, we have ensured that all of our schools are approved to enable our students to obtain direct loans under the William D. Ford Federal Direct Loan (“Direct Loan”) program. We anticipate that our schools would be able to access this program in the event that students encountered problems obtaining federally guaranteed student loans from private lenders. However, we have not processed any significant volume of student loans through the Direct Loan program and could experience delays in the receipt of federal student aid in the event that we need to process a significant volume of transactions on an expedited basis.

The tightened credit markets and recent federal and state regulatory focus on student lending have resulted in private lenders imposing stricter underwriting standards on students who require private loans to fund tuition and fees associated with obtaining an education. Given that approximately 25% of the students attending our schools received non-federally funded guaranteed private loans in calendar 2007, which indirectly represented approximately 23% of our net revenues, we have responded with several initiatives in order to address the private loan needs of our students:

•	In April 2008, we entered into a new agreement with Sallie Mae to provide up to $90.0 million of loans to current students who previously received loans from Sallie Mae and are continuing their education but who do not satisfy Sallie Mae’s current standard underwriting criteria. We will pay credit enhancement fees to Sallie Mae in connection with these loans based on the principal balance of each loan disbursed by Sallie Mae under the agreement.

•	We have recently added additional providers of private student loans to our recommended lender lists. The new lenders vary based on education system.

•	We have provided additional training to financial aid officers at all our schools. The training focuses on highlighting to prospective students the benefits of obtaining co-borrowers and the use of PLUS loans, cash pay and other sources of available aid.

•	We are developing a new student loan program with a private lender which would enable students who have exhausted all available government-sponsored or other aid and have been denied a private loan to borrow a portion of their tuition and other educational expenses at our schools not covered by other financial aid sources if they or a co-borrower meet certain eligibility and underwriting criteria. We currently estimate that our investments in loans under this program will not exceed $50.0 million in fiscal 2009, subject to limitations on such investments set forth in the documents governing our debt arrangements.

The new loan program that we will provide to our students will adversely impact our liquidity and expose us to new and greater credit risk because we will purchase these loans after disbursement. This financing provides for payments to us by our students over an extended term, which could have a material adverse effect on our cash flows from operations in fiscal 2009. In addition, we have the risk of collection with respect to these purchased loans, which we believe will cause us to increase our allowance for doubtful accounts in fiscal 2009 compared to prior year periods and result in a significant increase in our bad debt expense as a percentage of revenue in fiscal 2009 compared to prior year periods. We believe that our bad debt expense as a percentage of revenue in fiscal 2009 will exceed the historical range of 2% to 3%. Further, the credit enhancement fee that we will pay to Sallie Mae in connection with loans that it provides to continuing students who do not satisfy Sallie Mae’s current standard underwriting criteria will be higher than the fees we previously paid to Sallie Mae under the Discount Loan Program.

Increases in this financing and similar loan programs will also increase our receivables and our days sales outstanding in fiscal 2009 compared to prior year periods.

Contractual obligations

The following table describes our commitments at June 30, 2007 under various contracts and agreements (in thousands):

	Total
	Amounts	Payments Due by Fiscal Year
	Committed	2008	2009	2010	2011	2012	Thereafter

Revolving credit facility(1)	$90,000	$90,000	$—	$—	$—	$—	$—
Senior secured term loan facility(2)	1,176,113	37,094	11,850	11,850	11,850	8,888	1,094,581
8 3/4% senior notes due 2014	375,000	—	—	—	—	—	375,000
10 1/4% senior subordinated notes due 2016	385,000	—	—	—	—	—	385,000
Mortgage debt of consolidated entities(3)	1,622	194	210	226	244	264	484
Capital leases	2,244	833	803	534	28	46	—

Total short-term and long-term debt	2,029,979	128,121	12,863	12,610	12,122	9,198	1,855,065
Interest payments(4)	1,111,962	182,294	159,468	158,369	157,625	135,904	318,302
Operating leases	673,787	110,007	92,052	79,944	69,425	64,950	257,409
Unconditional purchase obligations(5)	13,539	13,539	—	—	—	—	—

Total commitments	$3,829,267	$433,961	$264,383	$250,923	$239,172	$210,052	$2,430,776

(1)	Borrowings under our revolving credit facility, if any, mature on June 1, 2012. As the $90.0 million of borrowings outstanding under our revolving credit facility at June 30, 2007 was repaid on July 2, 2007, we have included these borrowings in the table above as a fiscal 2008 repayment.

(2)	Our term loan under our senior credit facilities matures on June 1, 2013.

(3)	The mortgage debt of our consolidated entities matures on January 2, 2014.

(4)	Interest payments are based on either the fixed rate or the variable rate as of June 30, 2007 and assume that repayments are in accordance with the loan agreements, without giving effect to mandatory prepayments.

(5)	We have various other contractual obligations that extend through 2014.

As described under “Use of Proceeds”, we expect to use $      million of the net proceeds from this offering to repay a portion of our indebtedness, including accrued interest and prepayment premiums. As a result, we expect that our debt service obligations reflected in the chart above will be reduced following this repayment of indebtedness.

Contingencies

In June 2007, The New England Institute of Art (“NEIA”) received a civil investigative demand letter from the Massachusetts State Attorney General requesting information in connection with the Attorney General’s review of alleged submissions of false claims by NEIA to the Commonwealth of Massachusetts and alleged unfair and deceptive student lending and marketing practices engaged in by the school. In February 2008, the Attorney General informed NEIA that it does not plan to further pursue its investigation of the false claims and deceptive marketing practices. NEIA intends to fully cooperate with the Attorney General in connection with its investigation of NEIA’s student lending practices.

The Art Institute of Portland and our schools located in Illinois have received requests for information from the Attorney General of their respective states addressing the relationships between the schools and providers of loans to students attending the schools. We have responded to the requests for information and have fully cooperated with the Attorneys General in their investigations, and we will continue to do so should the investigations continue.

In addition to the matters described above, we are a defendant in certain legal proceedings arising out of the conduct of our business. In the opinion of management, based upon an investigation of these claims and discussion with legal counsel, the ultimate outcome of such legal proceedings, individually and in the aggregate, is not anticipated to have a material adverse effect on our consolidated financial position, results of operations or liquidity.

At March 31, 2008, we have provided $10.8 million of surety bonds primarily to state regulatory agencies through four different surety providers. We believe that these surety bonds will expire without being funded; therefore, the commitments are not expected to affect our financial condition.

Indebtedness

As of March 31, 2008, we had $1,904.8 million in aggregate indebtedness outstanding, with $12.5 million included in short-term liabilities. This indebtedness was incurred primarily to finance the Transaction and related expenses. We also had an additional $227.8 million of borrowing capacity available under our revolving credit facility as of March 31, 2008 after giving effect to outstanding letters of credit. Our liquidity requirements are significant and include debt service and capital expenditures as further described in the sections below.

Senior Secured Credit Facilities

Overview.  In connection with the Transaction, our subsidiary, Education Management LLC, entered into senior secured credit facilities consisting of a $1,185.0 million term loan facility and a $300.0 million revolving credit facility. The revolving credit facility was increased to $322.5 million in February 2008. The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swing line loans.

Interest Rate and Fees.  Borrowings under the senior secured credit facilities bear interest at a rate equal to LIBOR plus an applicable margin or, at our option, an applicable margin plus an alternative base rate determined by reference to the higher of (x) the prime rate as published in The Wall Street Journal or (y) the federal funds rate plus 1/2 of 1.0%. The initial applicable margin for borrowings under the revolving credit facility was 1.25% with respect to base rate borrowings and 2.25% with respect to LIBOR borrowings and, under the term loan facility, 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings. The applicable margin for borrowings under the senior secured credit facilities has been reduced subject to our attainment of certain leverage ratios as discussed below.

On February 13, 2007, we amended and restated our term loan facility to decrease the interest rate on the outstanding indebtedness to LIBOR plus an applicable margin spread of 2.0% from LIBOR plus an applicable margin spread of 2.5%. The amended and restated loan facility also includes a provision that requires us to pay a premium equal to 1% of the outstanding loan balance in connection with any future amendment that results in an additional margin reduction prior to February 13, 2008. The amendment and restatement of the term loan facility was accounted for under Emerging Issues Task Force 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”, under which the old and new debt agreements were not considered “substantially different”.

The applicable margin spread was further reduced to 1.75% on May 18, 2007 as a result of our leverage ratio falling below 5.5x as of March 31, 2007. The interest rate, including applicable margin, on the term loan facility was 4.50% at March 31, 2008. As of March 31, 2008, we had aggregate outstanding borrowings of $1,141.6 million under our senior secured credit facility.

On February 27, 2008, we increased our revolving credit facility by $22.5 million to $322.5 million through increased bank participation. There were no amendments to the existing credit agreement, and no loan fees paid in connection with this increase. We utilize interest rate swap agreements, which are contractual agreements to exchange payments based on underlying interest rates, to manage the variable rate portion of our term debt. On June 6, 2006, we entered into two five-year interest rate swap agreements for a total notional amount of $750.0 million in order to hedge a portion of our exposure to variable interest payments associated with the senior secured credit facilities. The interest rate swaps are for $375.0 million effective July 1, 2006 and $375.0 million effective July 3, 2006. Under the terms of the interest rate swaps, we receive payments based on variable interest rates based on the three month LIBOR and make payments based on a fixed rate of 5.397%.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced to 0.375% subject to our attaining certain leverage ratios. We must also pay customary letter of credit fees.

Payments.  We are required to pay installments on the loans under the term loan facility in quarterly principal amounts of $3.0 million, equal to 0.25% of their initial total funded principal amount calculated as of the closing date through April 1, 2013, with the remaining amount payable on June 1, 2013.

We may be required to make additional principal payments beginning in the first fiscal quarter of 2008 based on excess cash flow generated for the preceding fiscal year, as defined in the senior secured term loan agreement. We made such a prepayment of $22.6 million with respect to cash generated during fiscal 2007 in the second quarter of fiscal 2008, which was included in current liabilities on our June 30, 2007 balance sheet. We cannot estimate the additional principal amounts, if any, that we may be required to pay after fiscal 2008.

Principal amounts outstanding under the revolving credit facility are due and payable in full on June 1, 2012.

Certain Covenants and Events of Default.  The credit agreement governing our senior secured credit facilities contains a number of covenants that, among other things, restrict, subject to certain exceptions, our subsidiaries’ ability to:

•	incur additional indebtedness;

•	create liens on assets;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase the capital stock of Education Management LLC;

•	make investments, loans or advances;

•	make capital expenditures;

•	repay subordinated indebtedness (including our senior subordinated notes);

•	make certain acquisitions;

•	engage in certain transactions with affiliates;

•	enter into certain restrictive agreements;

•	amend agreements governing our subordinated indebtedness (including our senior subordinated notes) or certain of our organizational documents;

•	change the nature of our business; and

•	change the status of Education Management Holdings LLC as a passive holding company.

In addition, the credit agreement governing our senior secured credit facilities requires Education Management LLC to maintain a maximum total leverage ratio and a minimum interest coverage ratio within specified ranges.

The credit agreement governing our senior secured credit facilities also contains certain customary affirmative covenants and events of default. The credit agreement has a cross-default provision to debt with a principal amount of greater than $50 million, which would cause the term loan to be prepaid or redeemed in the event of a default with respect to such debt.

  Senior Notes and Senior Subordinated Notes

In connection with the Transaction, our subsidiaries, Education Management LLC and Education Management Finance Corp., co-issued $375.0 million aggregate principal amount of 8 3/4% senior notes due 2014 and $385.0 million aggregate principal amount of 10 1/4% senior subordinated notes due 2016. The indentures governing the Notes limit our subsidiaries’ ability to:

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase the capital stock of Education Management LLC;

•	make certain investments, including capital expenditures;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Subject to meeting certain qualifications, the indentures governing the Notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness. The indenture governing the senior notes includes a cross-default provision to debt with a principal amount of greater than $50.0 million, which would cause the senior notes to be prepaid or redeemed.

  Covenant Compliance

Under our senior secured credit facilities, our subsidiary, Education Management LLC, is required to satisfy a maximum total leverage ratio, a minimum interest coverage ratio and other financial conditions tests. As of March 31, 2008, we were in compliance with the financial and non-financial covenants. Our continued ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests in the future.

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP measure used to determine our compliance with certain covenants contained in the indentures governing the Notes and in the credit agreement governing our senior secured credit facilities. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under our senior secured credit facilities and the indentures governing the Notes. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financing covenants.

The breach of covenants in the credit agreement governing our senior secured credit facilities that are tied to ratios based on Adjusted EBITDA could result in a default under that agreement, in which case the lenders could elect to declare all borrowed amounts immediately due and payable. Any such acceleration also would result in a default under our indentures governing the Notes. Additionally, under the credit agreement governing our senior secured credit facilities and the indentures governing the Notes, our subsidiaries’ ability to engage in activities, such as incurring additional indebtedness, making investments and paying dividends or other distributions, is also tied to ratios based on Adjusted EBITDA.

Adjusted EBITDA does not represent net income or cash flows from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. In addition, unlike GAAP measures such as net income and earnings per share, Adjusted EBITDA does not reflect the impact of our obligations to make interest payments or our other debt service obligations, which have increased substantially as a result of the indebtedness incurred in June 2006 to finance the Transaction and related expenses. While Adjusted EBITDA and similar measures frequently are used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters that we may consider not to be indicative of our ongoing operations. In particular, the definition of Adjusted EBITDA in our senior credit facilities and the indentures governing the Notes allows us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net income. However, these are expenses that may recur, vary greatly and are difficult to predict. Further, our debt instruments require that Adjusted EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be affected disproportionately by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent 12-month period or any complete fiscal year.

The following is a reconciliation of net income, which is a GAAP measure of our operating results, to Adjusted EBITDA for Education Management LLC as defined in our debt agreements. The terms and related calculations are defined in the senior secured credit agreement (in millions).

					For the
			For the		12 Months
	Combined		12 Months		Ended
	12 Months Ended	Year Ended	Ended		March 31,
	June 30,	June 30,	March 31,		2008
	2006	2007	2007	2008	as adjusted(1)

Net income	$80.7	$32.2	$12.0	$58.0	$
Interest expense, net	8.8	169.1	141.7	160.5
Provision for income taxes	61.2	27.1	20.7	41.0
Depreciation and amortization(2)	70.3	90.5	87.4	98.6

EBITDA	221.0	318.9	261.8	358.1

Reversal of impact of unfavorable lease liabilities(3)	(0.2)	(1.7)	(1.6)	(1.4)
Advisory and transaction costs(4)	40.1	5.5	39.4	5.0
Non-cash equity compensation expense(5)	32.2	—	14.9	—
Severance and relocation	2.6	3.9	3.2	3.6
Other	—	0.5	—	2.2

Adjusted EBITDA — Covenant Compliance	$295.7	$327.1	$317.7	$367.5	$

(1)	As adjusted to give effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus and the application of the net proceeds of this offering as described under “Use of Proceeds”.

(2)	Depreciation and amortization includes non-cash charges related to fixed asset impairments.

(3)	Represents non-cash reductions to rent expense due to the amortization on $7.3 million of unfavorable lease liabilities resulting from fair value adjustments required under SFAS No. 141 as part of the Transaction.

(4)	Represents $5.0 million of advisory fees per annum beginning June 1, 2006 under the Sponsor Management Agreement, along with costs incurred as a direct result of the Transaction. These Transaction costs include $29.8 million, $0.5 million, $25.2 million, and $0.0 million related to legal and other professional service fees in the combined 12-month period ended June 30, 2006, the year ended June 30, 2007, the 12-month period ended March 31, 2007, and the 12-month period ended March 31, 2008, respectively, as well as compensation and payroll taxes directly attributed to the Transaction of $9.9 million in each of the combined 12-month period ended June 30, 2006 and the 12-month period ended March 31, 2007.

(5)	Represents non-cash equity compensation expense recognized in accordance with SFAS No. 123R.

Our covenant requirements and actual and as adjusted ratios for the 12-month period ended March 31, 2008 are as follows:

	Covenant		Actual		As Adjusted
	Requirements		Ratios		Ratios(1)

Senior secured credit facilities
Adjusted EBITDA to consolidated interest expense ratio	Minimum of 1.50	x	2.31	x	x
Consolidated total debt to Adjusted EBITDA ratio	Maximum of 7.25	x	4.30	x	x

(1)	As adjusted to give effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus and the application of the net proceeds of this offering as described under “Use of Proceeds”.

Under the Indentures governing the Notes, our subsidiaries’ ability to incur additional debt, subject to specified exceptions, is tied to improving Education Management LLC’s Adjusted EBITDA to fixed charges ratio or having a ratio of at least 2.00:1, on an as adjusted basis after giving effect to such incurrence. Additionally, Education Management LLC’s ability to make certain restricted payments is also tied to having an Adjusted EBITDA to fixed charge ratio of at least 2.00:1 on an as adjusted basis. Our ratio of Adjusted EBITDA to fixed charges for the four-quarter period ended March 31, 2008, as adjusted to give effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $      per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of this offering as described under “Use of Proceeds”, would have been     x. Notwithstanding these limitations, the terms of the indentures governing the Notes permit Education Management LLC and its subsidiaries to incur certain debt and make certain restricted payments and certain permitted investments without regard to the ratio. Fixed charges is defined in the indenture governing the Notes as consolidated interest expense plus all cash dividends or other distributions paid on any series of preferred stock and all dividends or other distributions accrued on any series of disqualified stock.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks in the ordinary course of business that include foreign currency exchange rates. We typically do not utilize forward or option contracts on foreign currencies or commodities. We are subject to fluctuations in the value of the Canadian dollar relative to the U.S. dollar. We do not believe we are subject to material risks from reasonably possible near-term changes in exchange rates.

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, to the extent the underlying liability will be settled in cash, approximated carrying values because of the short-term nature of these instruments. The derivative financial instruments are carried at fair value, which is based on the amount we would pay to terminate the agreements. We do not use derivative instruments for trading or speculative purposes. The fair value and carrying amounts of our long-term debt are approximately equivalent.

At March 31, 2008, we had total debt obligations of $1,904.8 million, including $1,141.6 million in variable rate debt. At March 31, 2008, our weighted average interest rate was 7.72% on total outstanding debt. A hypothetical change of 1.25% in interest rates from March 31, 2008 levels would have increased or decreased interest expense by approximately $3.7 million for the variable-rate debt in the nine-month period ended March 31, 2008.

On June 6, 2006, we entered into two five-year interest rate swap agreements which fixed the interest rate for $750.0 million of our variable rate debt starting in July 2006. The interest rate swaps are for $375.0 million effective July 1, 2006 and $375.0 million effective July 3, 2006. The swap agreements expire on July 1, 2011. In fiscal 2007, we had variable rate debt of $426.1 million that was subject to market rate risk, as our interest payments fluctuated as the underlying interest rates changed as a result of market changes. Under the terms of the interest rate swaps, we receive payments based on variable interest rates based on the three month LIBOR and make payments based on a fixed rate of 5.397%.

Regulations

U.S. Department of Education regulations require Title IV program funds received by our schools in excess of the tuition and fees owed by the relevant students at that time to be, with these students’ permission, maintained and classified as restricted funds until they are returned to the students or billed for the portion of their education program related to those funds. Funds transferred through electronic funds transfer programs are held in a separate cash account and released when certain conditions are satisfied. These restrictions have not significantly affected our ability to fund daily operations.

Education institutions participating in Title IV programs must satisfy a series of specific standards of financial responsibility. The U.S. Department of Education has adopted standards to determine an institution’s financial responsibility to participate in Title IV programs. The regulations establish three ratios: (i) the equity ratio, intended to measure an institution’s capital resources, ability to borrow and financial viability; (ii) the primary reserve ratio, intended to measure an institution’s ability to support current operations from expendable resources; and (iii) the net income ratio, intended to measure an institution’s profitability. Each ratio is calculated separately, based on the figures in the institution’s most recent annual audited financial statements, and then weighted and combined to arrive at a single composite score. The composite score must be at least 1.5 in order for the institution to be deemed financially responsible without conditions or additional oversight. If an institution fails to meet any of these requirements, the U.S. Department of Education may set restrictions on the institution’s eligibility to participate in Title IV programs. We have posted a $91.9 million letter of credit with the U.S. Department of Education and are subject to heightened cash monitoring restrictions due to our failure to satisfy the composite score requirement on a consolidated basis after the Transaction.

Regulations promulgated under the HEA require all for-profit education institutions to comply with the 90/10 Rule, which imposes sanctions on participating institutions that derive more than 90% of their total revenue from Title IV programs. Under the current regulations, compliance with the 90/10 Rule is measured at the end of each of our fiscal years. An institution that derives more than 90% of its total revenue from the Title IV programs for a given fiscal year becomes immediately ineligible to participate in Title IV programs and may not reapply for eligibility until the end of the following fiscal year. Under the HEA reauthorization recently passed by Congress, an institution that derives more than 90% of its total revenue from the Title IV programs for two consecutive fiscal years becomes immediately ineligible to participate in Title IV programs and may not reapply for eligibility until the end of two fiscal years. For those of our institutions that disbursed federal financial aid during fiscal 2007, the percentage of revenues derived from Title IV programs ranged from approximately 40% to 83%, with a weighted average of approximately 61%. Effective July 1, 2008, the annual Stafford loans available for undergraduate students under the FFEL program increased by $2,000 which, coupled with recent increases in grants from the Pell program and other Title IV loan limits, will result in some of our schools experiencing an increase in the revenues they receive from Title IV programs. The recently passed HEA reauthorization contains relief from recent increases in the availability and amount of federal aid by, among other things, for all FFEL loans disbursed before July 1, 2011, permitting the $2,000 of additional Stafford loan availability to be counted as revenue not derived from Title IV programs.

Use of Estimates and Critical Accounting Policies

General

In preparing our financial statements in conformity with accounting principles generally accepted in the United States, judgments and estimates are made about the amounts reflected in the consolidated financial statements that affect the reported amounts of assets, liabilities, net revenues and expenses during the reporting period. As part of the financial reporting process, our management collaborates to determine the necessary information on which to base judgments and develop estimates used to prepare the consolidated financial statements. Historical experience and available information are used to make these judgments and estimates. However, different amounts could be reported using different assumptions and in light of changes in facts and circumstances. Therefore, actual amounts could differ from the estimates reflected in the consolidated financial statements appearing elsewhere in this prospectus.

We believe that the following critical accounting policies comprise the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition and Receivables

We bill tuition and housing revenues at the beginning of an academic term and recognize the revenue on a pro rata basis over the term of instruction or occupancy. For most of our programs, the academic and fiscal quarters are the same; therefore, unearned revenue is generally not significant at the end of a fiscal quarter. However, Argosy University and the Brown Mackie Colleges, and to a lesser degree South University and certain Art Institutes, have educational programs with starting and ending dates that differ from our fiscal quarters. Therefore, at the end of each fiscal quarter, we may have revenue from these programs that has not yet been earned in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”. Accordingly, this unearned revenue has been recorded as unearned tuition in the accompanying consolidated balance sheets. Advance payments represent that portion of payments received but not earned and are also recorded as a current liability in the accompanying consolidated balance sheets. These payments are typically related to future academic periods and generally are refundable.

If a student withdraws from one of our schools, the standards of the U.S. Department of Education, most state education authorities that regulate our schools, the accrediting commissions that accredit our schools, and our own internal policies (collectively, “Refund Policies”) limit a student’s obligation for tuition and fees to the school depending on when a student withdraws during an academic term. The terms of the Refund Policies vary by state, and the limitations imposed by the Refund Policies are generally based on the portion of the academic term that has elapsed at the time the student withdraws. The greater the portion of the academic term that has elapsed at the time the student withdraws, the greater the student’s obligation is to the school for the tuition and fees related to that academic term. We record revenue net of any refunds that result from any applicable Refund Policy, and at no point do we recognize gross revenue on amounts that will ultimately be refunded in future periods.

The trade receivable balances are comprised of individually insignificant amounts due primarily from students throughout the United States and Canada. Our accounts receivable balances at each balance sheet date consist of amounts related to revenue from current or former students for classes that have been completed, prior periods of occupancy in our housing facilities for which payment has not been received or obligations of current students for tuition, housing or other items related to academic terms in progress for which payment has not been received.

We determine our allowance for doubtful accounts for most locations primarily by categorizing gross receivables based upon the enrollment status (in-school vs. out-of-school) of the student and establishing a reserve based on the likelihood of collection in consideration of our historical experience. Student accounts are monitored through an aging process whereby past due accounts are pursued. When certain criteria are met (primarily aging with no payments and account balances past the due date by more than four months) and internal collection measures have been taken without success, the accounts of former students are placed with an outside collection agency. Student accounts in collection are reserved at a high rate and are evaluated on a case-by-case basis before being written off. If current collection trends differ significantly from historical collections, an adjustment would be required to our allowance. Historically, however, the allowance for doubtful accounts has been within our estimate of uncollectible accounts. A one percentage point change in our allowance for doubtful accounts as a percentage of gross receivables at June 30, 2007 and 2006 would have resulted in a change in net income of $0.6 million and $0.5 million, respectively, for the year ended June 30, 2007 and the one-month period ended June 30, 2006.

Impairment of Property, Equipment and Finite-Lived Intangible Assets

We record impairment losses on property and equipment and finite-lived assets when events and circumstances indicate the assets are impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts, as described in SFAS No. 144, “Accounting or Disposal of Long-Lived Assets”. Events and circumstances that trigger an impairment review include deteriorating economic conditions or poor operating performance at individual locations or groups of locations. The impairment loss is measured by comparing the fair value of the assets to their carrying amounts using a traditional discounted cash flow model, and it is recorded as an operating expense in the statement of operations in the period in which carrying value exceeds fair value. As described in Note 6 to the unaudited March 31, 2008 consolidated financial statements, we recorded an impairment charge of $5.5 million related to property, equipment and finite-lived intangible assets during the nine-month period ended March 31, 2008. For other property, equipment, and finite-lived intangible assets that were tested for impairment, the sum of the future undiscounted cash flows was sufficiently in excess of the carrying amounts such that reducing the cash flows by 10% would not have resulted in impairment. We did not record any impairment charges during the year ended June 30, 2007.

Impairment of Goodwill and Indefinite-Lived Intangible Assets

We test our goodwill and indefinite-lived intangible assets for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be fully recoverable in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. The goodwill test compares the carrying value of the goodwill of each of our reporting units to its implied fair value. We estimate the fair value of each of our reporting units using a traditional discounted cash flow approach. This evaluation requires use of internal business plans that are based on our judgments and estimates regarding future economic conditions, demand for our educational services and their pricing, costs and inflation rates, and discount rates, among other factors. These judgments and estimates involve inherent uncertainties, and the measurements of the fair values of the reporting units are dependent on the accuracy of the assumptions used in making the estimates and how these estimates compare to our future operating performance. Any impairment would be recorded as an operating expense in the statement of operations in the period in which carrying value exceeds fair value.

The impairment test for indefinite-lived intangible assets, which consist of the tradenames associated with The Art Institute schools, and licensing, accreditation, and Title IV program participation assets for all of our education systems, requires a new determination of the fair value using the same approach from the original valuation as of the acquisition date of an entity. An impairment would be recognized for an amount equal to the difference between the carrying value and the fair value recorded as an operating expense in the statement of operations in the period in which the carrying value exceeds the fair value.

We did not record any impairment charges related to goodwill or indefinite-lived intangibles during the nine-month period ended March 31, 2008 or during the year ended June 30, 2007. For our annual impairment test in fiscal 2007, neither an increase in the discount rate of 1% or a decrease in the projected cash flows of 10% would have resulted in an impairment.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities result from (i) temporary differences in the recognition of income and expense for financial and federal income tax reporting requirements and (ii) differences between the recorded value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. SFAS No. 109 also requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized. We evaluate all available evidence, both positive and negative, on a quarterly basis to determine whether, based on the weight of that evidence, a valuation allowance is needed. Future realization of the tax benefit of an existing deferred tax asset ultimately depends upon the existence of sufficient taxable income of the appropriate character within the carryback or carryforward period available under the tax law of the applicable jurisdiction. In evaluating the future realization of an existing deferred tax asset, we must apply judgment based upon our past experience as to the likelihood of generating sufficient taxable income of the appropriate character within the period allowed under applicable tax law. At June 30, 2007, we had gross deferred tax assets of $41.3 million and valuation allowances against these gross deferred tax assets of $19.1 million. We re-evaluate the realizability of these deferred tax assets quarterly and will adjust the valuation allowances based upon the available evidence. Any future change in our assessment of the realizability of these deferred tax assets could affect our effective income tax rate, net income, and net deferred tax assets in the period in which our assessment changes.

We adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109,” on July 1, 2007. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is at least more-likely-than-not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The amount of the tax benefit so recognized is measured as the largest amount of benefit that is more-likely-than-not to be realized upon effective settlement. We classify interest expense and penalties accrued in connection with unrecognized tax benefits as income tax expense in our consolidated statement of operations. This classification is consistent with our past accounting policy for interest and penalties related to tax liabilities.

Share-Based Payment

In August 2006, our Board of Directors approved the 2006 Stock Option Plan for executive management and key personnel. During fiscal 2007, approximately 1.8 million options were granted under this plan. Under SFAS No. 123R, compensation expense related to our grants is not recognized until one of the conditions entitling participants to fair value for their shares becomes probable. Accordingly, we have not recognized compensation expense related to any of the grants during the nine-months ended March 31, 2008 or during fiscal 2007. A 10% increase in the fair values of our time-based and performance-based options would have increased our unrecognized compensation cost by $3.2 million at March 31, 2008.

We use the Black-Scholes option pricing model to determine the fair value of time-based stock options at the grant date. In order to value performance- and market-based options, we use a Monte Carlo simulation model based on the assumptions used in the time-based options’ Black-Scholes model. Such assumptions can significantly impact the fair values of stock options and associated compensation expense recognized over the requisite service periods. See Note 13 to the accompanying audited consolidated financial statements for a further discussion on share-based compensation.

Our Board of Directors establishes the exercise price for each option grant based on the estimated fair value at the date of grant. Since we were not publicly traded during the period covered by the 2006 Stock Option Plan, we used assumptions and valuation methodologies to estimate the fair value of our common stock during the period. In order to value our SFAS No. 123R compensation expense, options granted in August and December 2006 were based on contemporaneous private transactions involving our common stock. Other option grants were valued based on a valuation as of the beginning or ending of the fiscal quarter in which the options were granted, depending on the proximity of the grant date to the beginning or ending of the quarter. We did not separately estimate the values of common stock during periods between our quarter-end dates, because we believe a quarterly fair value calculation for our common stock is a reasonable method of estimating the fair value of our common stock at any point in time. Variations of both the market and income approaches were used in the analyses for all quarterly valuations. The valuations used methodologies described in the American Institute of Certified Public Accountants’ practice aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation: (i) a discounted cash flow analysis; (ii) the Guideline Public Company method; and (iii) the Guideline Transactions method. The resultant valuations of the business enterprise (our company value, or “BEV”), derived under each approach, were weighted to derive an overall company BEV. Our outstanding debt levels at each valuation date were then subtracted from the concluded BEV to arrive at a value conclusion for the common stock.

Factors which affect the fair market value of our common stock include the following:

•	the nature, history and growth opportunities of our business;

•	the outlook for the general economy and for our industry;

•	the book value of the securities and our financial condition;

•	the historical trend of earnings and the future earnings and dividend-paying potential;

•	market valuations of our publicly traded competitors, with particular attention given to the ratio of price to sales, equity and earnings;

•	the risk involved in the investment, as related to earnings stability, capital structure, competition and market potential; and

•	recent private transactions involving our common stock, if any.

Long-Term Incentive Compensation Plan

We adopted the LTIC Plan during fiscal 2007. Pursuant to the terms of the plan, a bonus pool will be created based on returns to the Principal Shareholders after the occurrence of a “realization event” under the terms of the plan. Employees of the Company were granted approximately 720,000 units under the plan through March 31, 2008, out of a total of 1,000,000 units authorized. Each unit represents the right to receive a payment based on the value of the bonus pool. As the contingent future events that would result in value to the unit-holders are not probable to occur at March 31, 2008, we did not recognize compensation expense during fiscal 2007 or the nine months ended March 31, 2008 related to these units. The plan is currently being accounted for as a liability-plan as the units must be settled in cash if a realization event were to occur prior to an initial public offering. After the completion of an initial public offering, the units may be settled in shares of common stock or cash at our discretion.

New Accounting Standards

On September 15, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal 2009. We are in the process of evaluating the potential impact of SFAS No. 157, if any.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. The requirements of SFAS No. 141R are effective for us beginning July 1, 2009. We are in the process of evaluating this guidance and therefore have not yet determined the impact that SFAS No. 141R will have on our financial position or results of operations upon adoption.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB No. 51”, which will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity within the consolidated balance sheets. The requirements of SFAS No. 160 are effective for us beginning July 1, 2009. We are in the process of evaluating this guidance and therefore have not yet determined the impact that SFAS No. 160 will have on our financial position or results of operations upon adoption, if any.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement 133”, which will enhance required disclosures regarding how an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for us beginning July 1, 2009. We do not expect the adoption of SFAS No. 161 to have a material impact on our consolidated financial statements or disclosures.

BUSINESS

Business Overview

We are among the largest providers of post-secondary education in North America, with approximately 96,000 enrolled students as of October 2007. We offer academic programs to our students through campus-based and online instruction, or through a combination of both. We are committed to offering quality academic programs and continuously strive to improve the learning experience for our students. Our educational institutions offer students the opportunity to earn undergraduate and graduate degrees and certain specialized non-degree diplomas in a broad range of disciplines, including design, media arts, health sciences, psychology and behavioral sciences, culinary, fashion, business, education, legal and information technology. Each of our schools located in the United States is recognized by an accreditation agency and by the U.S. Department of Education, enabling students to access federal student loans, grants and other forms of public and private financial aid. Our academic programs are designed with an emphasis on applied, career-oriented content and are taught primarily by faculty members who, in addition to having appropriate credentials, offer practical and relevant professional experience in their respective fields. Our net revenues for fiscal 2007 were $1,363.7 million.

During our more than 35-year operating history, we have expanded the reach of our education systems and currently operate 88 primary locations across 28 U.S. states and in Canada. In addition, we have offered online programs since 2000, enabling our students to pursue degrees fully online or through a flexible combination of both online and campus-based education. Since October 1997, we have experienced a compounded annual enrollment growth rate of 18.0%. During the same time period, the schools that we have owned or operated for one year or more experienced a compounded annual enrollment growth rate of 12.0%.

Since the Transaction in June 2006, we have enhanced our senior management team and made investments to accelerate enrollment growth. We have made significant investments in numerous areas of our workforce, including marketing and admissions, new and expanded campuses, online education and infrastructure in order to support future enrollment growth and enhance the student experience. Our increased focus on online education has resulted in strong enrollment growth. The number of students enrolled in fully online academic programs has more than doubled to approximately 13,100 students in October 2007, compared to approximately 4,600 students in July 2006. In addition, we have opened 15 new locations, acquired two schools, developed 20 new academic programs and introduced 259 new or existing academic programs to locations that had not previously offered such programs. Total enrollment at our schools has grown by 19.5% between October 2006 and October 2007. During the same time period, same-school enrollment for schools owned or operated for one year or more increased 18.2%.

Each of our 88 schools provides student-centered, career-focused education. Our portfolio of schools is organized and managed to capitalize on recognized brands and align them with specific targeted markets based on field of study, employment opportunity, type of degree offering and student demographics:

•	The Art Institutes. The Art Institutes focus on applied arts in creative professions such as graphic design, interior design, web design and interactive media, digital filmmaking, media arts and animation, game art and design, fashion design and marketing and culinary arts. The Art Institutes offer Associate’s, Bachelor’s and Master’s degree programs, as well as certain non-degree diploma programs. Students pursue their degrees through local campuses, fully online programs through The Art Institute of Pittsburgh, Online Division and blended formats, which combine on campus and online education. There are 43 Art Institutes campuses in 23 U.S. states and in Canada.

•	Argosy University. Argosy University offers academic programs in psychology and behavioral sciences, education, business and health sciences disciplines. Argosy students can obtain Doctoral, Master’s and undergraduate degrees. Argosy’s academic programs focus on graduate students seeking advanced credentials as a prerequisite to initial licensing, career advancement and/or structured pay increases. Students pursue their degrees through local campuses, fully online programs and blended formats. There are 19 Argosy University campuses in 13 U.S. states.

•	Brown Mackie Colleges. Brown Mackie Colleges offer flexible Associate’s and non-degree diploma programs that enable students to develop skills for entry-level positions in high demand vocational specialties and Bachelor’s degree programs that assist students to advance within the workplace. Brown Mackie Colleges offer programs in growing fields such as nursing, medical assisting, business, criminal justice, legal support and information technology. There are 20 Brown Mackie College campuses in ten U.S. states.

•	South University. South University offers programs in health sciences and business disciplines, including business administration, health services management, nursing, pharmacy, medical assistant, criminal justice and information technology. South University offers Doctoral, Master’s, Bachelor’s and Associate’s degrees through local campuses, fully online programs and blended formats. There are five South University campuses in four U.S. states.

Our business model has a number of favorable financial characteristics, including consistent historical revenue growth, the opportunity for future profit margin expansion and strong operating cash flow generation.

•	History of consistent revenue growth. We believe that we benefit from a business model with good insight into future revenue and earnings, given the length of our academic programs and relatively consistent persistence rates. Over 63% of our students as of October 2007 were enrolled in Doctorate, Master’s and Bachelor’s degree programs, which are typically multi-year programs that contribute to the overall stability of our student population. The significant investments we have made since the Transaction in numerous areas of our workforce, including marketing and admissions, new campuses and online education and infrastructure, are designed to support future enrollment growth.

•	Opportunity for future profit margin expansion. Our business model benefits from scale and permits us to leverage fixed costs across our delivery platforms. Since the Transaction in June 2006, we have made significant investments in numerous areas of our workforce in order to support future enrollment growth and enhance the student experience. We expect that our business model, along with the anticipated benefits of these investments, will enable us over time to leverage fixed costs as we add new locations and expand our existing locations. With respect to our online programs, we have built sufficient presence to enable us over time to utilize shared technology and infrastructure. We believe that our continued focus on information systems, operating processes and key performance indicators will permit us to enhance our educational quality, growth and profitability over time, although we expect that expenses incurred with respect to our student lending initiatives will negatively impact our profitability in the short term.

•	Strong operating cash flow generation. We historically have generated strong cash flows. We benefit from investments with attractive returns on capital and favorable working capital balances due to advance payment of tuition and fees. In fiscal 2007, we generated cash flows from operations of $179.9 million. Since the Transaction, most of our investments have been made to support growth, as well as the infrastructure required to leverage our delivery platforms.

All of these characteristics complement the successful outcomes that we deliver to our students, as reflected in our student persistence and graduate employment rates and in student satisfaction survey data. Approximately 90% of undergraduate students who graduated from our institutions during the calendar year ended December 31, 2006 and were available for employment obtained a position in their field of study or a related field within six months of graduation.

Industry Overview

The U.S. Department of Education estimates that the U.S. public and private post-secondary education market for degree-granting institutions was a $364 billion industry in 2005, representing approximately 17.5 million students enrolled at over 4,300 institutions. According to the National Center of Education Statistics, traditional students, who typically are recent high school graduates under 25 years of age and are pursuing their first higher education degree, represent approximately 61% of the national student population. The remaining 39% of the student population is comprised of non-traditional students, who are largely working adults pursuing further education in their current field or are preparing for a new career.

We believe that there are a number of factors contributing to the long-term growth of the post-secondary education industry. First, the shift toward a services-based economy increases the demand for higher levels of education. According to the U.S. Department of Labor — Bureau of Labor Statistics, the projected growth rate for total job openings from 2006 to 2016 for occupations that require post-secondary education is over 15%, nearly double the growth rate for occupations that do not require post-secondary education. Second, economic incentives are favorable for post-secondary graduates. According to the U.S. Census Bureau, in 2005, the median income for individuals aged 25 years and older with a Bachelor’s degree was approximately 63% higher than for high school graduates of the same age with no college experience, and the average unemployment rate in 2006 for persons aged 25 years and older with a Bachelor’s degree was nearly half that of those without college experience. Third, government and private financial aid in various forms, including loan guarantees, grants and tax benefits for post-secondary students, has continued to increase. We believe that this support will continue as the U.S. government emphasizes the development of a highly skilled, educated workforce to maintain global competitiveness. Finally, the strong demand for post-secondary education has enabled educational institutions to consistently increase tuition and fees. According to the College Board, public four-year colleges have increased tuition and fees by 7.1% annually on average over the last ten years.

We believe that for-profit providers will capture an increasing share of the growing demand for post-secondary education, which has not been fully addressed by traditional public and private universities. Non-profit public and private institutions can face limited financial capability to expand their offerings in response to the growing demand for education, due to a combination of state funding challenges, significant expenditures required for research and the professor tenure system. Certain private institutions also may control enrollments to preserve the perceived prestige and exclusivity of their degree offerings.

As a result, we believe that for-profit, post-secondary education providers continue to have significant opportunities for growth. According to the National Center of Education Statistics, the number of students at for-profit, degree-granting institutions grew at an average annual rate of 15.4% from 1995 to 2005, compared to 2.1% growth for all degree-granting institutions over the same period. For-profit providers have continued their strong growth, primarily due to the higher flexibility of their programmatic offerings and learning structure, their emphasis on applied, career-oriented content and their ability to consistently introduce new campuses and academic programs. Despite rapid growth, the share of the post-secondary education market that has been captured by for-profit providers remains relatively small. In 2005, according to the National Center for Education Statistics, for-profit institutions accounted for 5.8% of all post-secondary enrollments, up from 1.7% in 1995.

We believe that growth in online education has been supported by favorable student outcomes, the flexibility and convenience associated with the instructional format and the higher penetration of broadband Internet access. According to Eduventures Inc., a leading information services company for the education market, online education programs generated an estimated $8.6 billion of revenues in 2006. Eduventures estimates that online enrollment grew by 36% annually from 2002 to 2005 and projects growth of 20% in 2007 and 17% in 2008.

The post-secondary education industry is highly fragmented, with no one provider controlling a significant share of the market. Students choose among providers based on programs and degrees offered, program flexibility and convenience, quality of instruction, graduate employment rates, reputation and recruiting effectiveness. This multi-faceted market fragmentation results in significant differentiation among various education providers, limited direct competition and minimal overlap between for-profit providers. The main competitors of for-profit, post-secondary education providers are local public and private two-year junior and community colleges, traditional public and private undergraduate and graduate colleges and, to a lesser degree, other for-profit, career-oriented schools.

Our Competitive Strengths

We believe that the combination of the following strengths differentiates our business:

•	Recognized brands aligned with specific fields of study and degree offerings

We offer academic programs primarily through four education systems. We have devoted significant resources to establishing, and continue to invest in developing, the brand identity for each education system. Through The Art Institutes, Argosy University, Brown Mackie Colleges and South University education systems, we have the ability to align our academic program offerings to address the unique needs of specific student groups. Our marketing strategy is designed to develop brand awareness among practitioners and likely prospects in particular fields of study. We believe that this comprehensive brand building approach in each specific market also enables us to gain economies of scale with respect to student acquisition and retention costs, assists in the recruitment and retention of quality faculty and staff members and accelerates our ability to expand online course offerings.

•	Diverse program offerings and broad degree capabilities

Our breadth of programmatic and degree offerings enables us to appeal to a diverse range of potential students. We currently offer academic programs in the following areas: design, media arts, health sciences, psychology and behavioral sciences, culinary, fashion, business, education, legal and information technology. Students seeking Bachelor’s or more advanced degrees represent over 63% of our student population, which provides us with a stable student population and consistent revenues.

•	National portfolio of schools and integrated online learning platform

The combination of our national portfolio of schools and integrated online learning platform provides students at three of our education systems with flexible curriculum delivery options and academic programs taught on campus, online and in blended formats. This flexibility enables our academic programs to appeal to both traditional students and working adults who may seek convenience due to scheduling, geographical or other constraints.

We have 88 primary locations across 28 U.S. states and in Canada. Our campuses are located primarily in large metropolitan areas, and we focus our marketing efforts on generating demand primarily within a 100-mile radius of the campus. Throughout our history, we have invested in our campuses in order to provide attractive and efficient learning environments. Our schools offer many amenities found in traditional colleges, including libraries, bookstores and laboratories, as well as the industry-specific equipment necessary for the various programs that we offer.

Our online presence offers a practical and flexible solution for our students. We have made a significant investment in online education by strengthening our online presence within The Art Institutes, Argosy University and South University education systems. We have introduced new online academic programs, strengthened our technology infrastructure, hired additional faculty and staff and increased our spending on marketing and admissions. We intend to continue to invest in the expansion of our online program offerings and our marketing efforts to capitalize on our well-known branded schools in order to expand our online presence.

•	Commitment to offering quality academic programs and student and graduate success

We are committed to offering quality academic programs, and we continuously strive to improve the learning experience for our students. We are dedicated to recruiting and retaining quality faculty and instructors with relevant industry experience and appropriate academic credentials. Our advisory boards help us to reassess and update our educational offerings on a regular basis in order to ensure the relevance of our curriculum and to design new academic programs. We do this with the goal of enabling students to either enter or advance in their chosen field. Our staff of trained, dedicated career services specialists maintains strong relationships with employers in order to improve our student graduate employment rates in their chosen fields. We measure the quality of our academic programs through metrics such as student persistence, graduate employment and graduate starting salary.

•	Strong management team with a focus on long-term performance

Since the Transaction, we have enhanced our senior management team and made investments to accelerate enrollment growth and build infrastructure to establish a platform for sustainable growth. Our school presidents and senior operating executives also have substantial experience in the sector and have contributed to our history of success. We plan to continue to build our strong management team as we execute on our growth strategy.

Our Growth Strategy

We intend to pursue the following key elements of our current growth strategy:

•	Introduce new and existing academic programs across our national portfolio of schools

We seek to identify emerging industry trends in order to understand the evolving educational needs of our students and graduates. With the assistance of over 1,500 industry experts and employers who actively participate on curriculum advisory teams, we are able to rapidly develop new academic programs that address specific market opportunities. We are also able to tailor our existing proprietary content for courses across our degree programs. New academic programs that we have introduced since the Transaction include Master’s degree programs in Interior Design, Management, Principal Preparation and Health Services Management, Bachelor’s degree programs in Entertainment Design, Hotel and Restaurant Management and Hospitality Management, and Associate’s degree programs in Accessory Design, Early Childhood Education, Restaurant and Catering Operations, Registered Nursing and Veterinary Technician.

In addition to developing new academic programs, we frequently introduce existing academic programs to additional locations in our national portfolio of schools, allowing us to drive incremental enrollment growth, utilize our existing curriculum development in multiple locations and capitalize on identified market needs.

•	Increase enrollments in online distance learning and blended-format programs

Our investments in online education have enabled us to increase the number of students enrolled in fully online academic programs from approximately 4,600 students as of July 2006 to approximately 13,100 students as of October 2007. We believe that the fully online programs offered by The Art Institute of Pittsburgh, Online Division, Argosy University and

South University allow us to offer academic programs that meet the needs of a wide range of distance learning students. In addition, our 88 schools operate under brands that are well-known within various fields, and we believe that our online programs benefit from our strong campus presence and related marketing expenditures. Online offerings are also a cost effective means for us to utilize many of our existing education curricula and generate attractive returns on capital. We intend to continue to invest in the expansion of our online program offerings and enhance our marketing efforts to capitalize on our well-known branded schools and further expand our online presence.

•	Develop new school locations in attractive markets

We believe that many attractive locations are available to open additional campuses across the United States. We have identified target locations in new geographic markets, as well as opportunities to open additional campuses within existing large metropolitan areas. Because of the relatively large number of potential markets available for opening new campuses, we focus our efforts on markets that we believe offer the most attractive projected growth and return on capital. We rigorously analyze employment statistics and demographic data in order to align our new schools with the specific educational needs of a targeted market. This focus enables penetration and presence for new schools. After entering a market, we drive incremental growth through the introduction of new academic programs and degrees, which enhance return on investment in new markets. We pursue additional efficiencies through our centralized and standardized infrastructure, systems and processes.

Student Recruitment and Marketing

We use marketing tools such as the Internet, radio, local newspaper, television and print media advertising, telephone campaigns and direct mail campaigns to attract new students to our schools. In addition, the general reputation of our schools and referrals from current students, alumni and employers is an important source of new students. We also employ approximately 160 representatives who make presentations at high schools. These representatives also participate in college fairs and other inquiry-generating activities. In fiscal 2007, representatives conducted over 22,000 high school visits and attended approximately 2,700 career events.

In fiscal 2007, our marketing efforts generated inquiries from approximately 1.6 million prospective students as compared to approximately 1.2 million inquiries in fiscal 2006. Our inquiry-to-application conversion ratio for these students decreased from 7.3% in fiscal 2006 to 7.0% in fiscal 2007 due primarily to an increase in the number of inquiries from the Internet in fiscal 2007. The applicant-to-new-student ratio for our students was 57% in both fiscal 2006 and fiscal 2007.

Our internal advertising agency creates publications, television and radio commercials, videos and other promotional materials for our schools. The agency is also responsible for inquiry generation, media planning and placement, online marketing, website development and branding.

Student Admissions and Retention

The admissions and entrance standards of each school are designed to identify those students who are best equipped to meet the requirements of their chosen fields of study and successfully complete their programs. In evaluating prospective students, we seek individuals with, among other things, a strong desire to learn, passion for their area of interest and initiative. We believe that a success-oriented student body results in higher retention and placement rates, increased student and employer satisfaction and lower student default rates on government loans. To be qualified for admission to one of our schools, each applicant must have received a high school diploma or a General Education Development certificate. Applicants to our graduate and Doctorate programs are required to have received an undergraduate degree as a condition to admission. Most of our schools interview prospective students to assess their qualifications, their interest in the programs offered by the school and their commitment to their education. In addition, the curricula, student services, education costs, available financial resources and student housing options, if applicable, are reviewed during interviews.

Due to our broad program offerings, our students come from a wide variety of backgrounds. The estimated average age of a new student at all of our schools during fiscal 2007 was 27 years old.

Our students may fail to finish their programs for a variety of personal, academic or financial reasons. To reduce the risk of student withdrawals, each of our schools devotes staff resources to advising students regarding academic and financial matters, part-time employment and, if applicable, housing. Remedial courses are mandated for our undergraduate and graduate students with lower academic skill levels, and tutoring is encouraged for students experiencing academic difficulties. Our net annual persistence rate, which measures the number of students who are enrolled during a fiscal year and either graduate or advance to the next fiscal year, for all of our students was approximately 72.0% in fiscal 2007 as compared to 72.3% in fiscal 2006. We adopted the calculation of persistence prescribed by the Accrediting Counsel of Independent Colleges and Schools in fiscal 2007, which is different from our prior computation of persistence. Under our prior computation, our net annual persistence rate for fiscal 2006 was 67.5%.

Education Programs

The relationship of each of our schools with potential employers for our students plays a significant role in the development and adaptation of the school curriculum. Most of our schools have one or more program advisory boards composed of members of the local and regional communities or employers in the fields which we serve. These boards provide valuable input to the school’s education department, which allows the school to keep programs current and provide students with the training and skills that employers seek.

Our wide range of academic programs culminate in the awarding of diploma certificates and a variety of degrees. In the fall of 2007 and 2006, the enrollment by degree for all our schools was as follows:

	2007	2006

Bachelor’s degrees	48.8%	47.5%
Associate’s degrees	26.2%	27.4%
Diploma and Certificates	10.3%	10.0%
Doctorate degrees	8.4%	9.2%
Master’s degrees	6.3%	5.9%

The type of degrees and programs we offer vary by each of our schools. The following summarizes the programs offered at each of our education systems. Not all programs are offered at each school location within an education system.

The Art Institutes.  The Art Institutes offer the following degree programs. For internal purposes, we classify the degree programs at The Art Institutes according to four schools or areas of study.

The School of Design
Associate’s Degree
Advertising
Graphic Design
Industrial Design Technology
Interior Design
Interior Planning with AutoCAD
Home Furnishings Merchandising
Kitchen & Bath Design
Web Design
Web Design & Interactive Media

Bachelor’s Degree
Advertising
Advertising Design
Design Management
Entertainment Design
Design Studies
Design Visualization
Graphic Design
Illustration
Illustration & Design
Industrial Design
Industrial Design & Technology
Interior Design

Set & Exhibit Design
Visual Communications
Web Design & Interactive Media

Master’s Degree
Graphic Design
Interior Design

The School of Fashion
Associate’s Degree
Accessory Design
Apparel Design
Apparel Accessory Design
Fashion Design
Fashion Marketing
Fashion Merchandising
Fashion Production
Visual Merchandising

Bachelor’s Degree
Apparel Design
Fashion Design
Fashion Marketing & Management
Fashion Marketing
Fashion Merchandising
Fashion & Retail Management

The School of Media Arts
Associate’s Degree
Animation
Animation Art & Design
Art & Design Technology
Audio Production
Broadcasting
Digital Arts
Digital Filmmaking & Video Production
Drafting Technology with AutoCAD
Interactive Media Design
Interactive Media Design Production
Photography
Photographic Imaging
Video Production

Bachelor’s Degree
Audio Production
Audio & Media Technology
Computer Animation
Digital Filmmaking & Video Production
Digital Media Production
Digital Photography
Film & Digital Production
Game Art & Design
Interactive Media Design
Media Arts & Animation
Photography
Photographic Imaging
Simulation & Virtual Environments
Visual Effects & Motion Graphics
Visual & Game Programming
Visual & Entertainment Arts

Master’s Degree
Computer Animation
Film
Visual Arts

The School of Culinary Arts
Associate’s Degree
Baking and Pastry
Culinary Arts
Culinary Arts & Restaurant Management
Restaurant & Catering Management
Restaurant & Catering Operations
Wine, Spirits & Beverage Management

Bachelor’s Degree
Culinary Management
Culinary Arts Management
Culinary Arts
Food & Beverage Management
Hotel & Restaurant Management
Hospitality Management

Argosy University.  The following degree programs are offered by Argosy University.

Psychology and Behavioral Sciences
Associate of Applied Science
Criminal Justice
Paralegal

Bachelor of Arts
Psychology

Education Specialist Degree
School Counseling

Master of Arts
Clinical Psychology
Clinical Psychology/Marriage & Family Therapy
Counseling Psychology
Counseling Psychology/Marriage & Family Therapy
Community Counseling
School Counseling
Forensic Psychology
Guidance Counseling
Marriage and Family Therapy
Mental Health Counseling
Professional Counseling

Sport-Exercise Psychology
School Psychology

Doctor of Education
Counselor Education and Supervision
Counseling Psychology
Organizational Leadership
Pastoral Community Counseling

Doctor of Psychology
Clinical Psychology
School Psychology

Health Sciences
Associate of Applied Science
Diagnostic Medical Sonography
Histotechnology
Medical Assisting
Radiologic Technology
Veterinary Technology

Associate of Science
Dental Hygiene
Medical Laboratory Technician
Radiation Therapy

Education
Educational Specialist
Instructional Leadership
Educational Leadership

Master of Arts in Education
Instructional Leadership
Educational Leadership

Doctor of Education
Instructional Leadership
Educational Leadership
Community College Executive Leadership

Business
Associate of Applied Science
Accounting Technology
Business Management
Computer Programming and Applications
Computer Software Technology

Bachelor of Science
Business Administration

Master of Science
Health Services Management
Management

Master of Business Administration

Doctor of Business Administration

Brown Mackie Colleges.  Brown Mackie College schools offer the following primary degree programs.

Health Sciences
Associate’s Degrees
Administration in Gerontology
Healthcare Administration
Gerontology
Medical Assisting
Medical Office Management
Nursing
Occupational Therapy Assistant
Optical Science
Pharmacy Technology
Physical Therapist Assistant
Surgical Technology

Legal Studies
Associate’s Degrees
Criminal Justice
Paralegal

Bachelor’s Degrees
Criminal Justice
Legal Studies

Business
Associate’s Degrees
Accounting Technology
Business Management
Sales & Marketing

Bachelor’s Degrees
Business Administration

Information Technology
Associate’s Degrees
Electronics
Computer Networking and Applications
Computer Programming and Applications
Computer Software Technology
Database Technology
Information Technology

Design Technologies
Associate’s Degrees
Audio/Video Production
Computer Aided Design and Drafting Technology
Graphic Design

South University.  South University offers the following degree programs.

School of Health Professions
Associate’s Degrees
Allied Health Science
Medical Assisting
Physical Therapist Assisting

Bachelor’s Degrees
Health Science
Nursing
Nursing RN to BSN (degree completion)
Physician Assistant Studies
Psychology

Master’s Degrees
Anesthesiologist Assistant
Nursing
Physician Assistant Studies
Professional Counseling

School of Pharmacy
Doctorate Degrees
Doctor of Pharmacy

School of Business
Associate’s Degrees
Accounting
Business Administration
Graphic Design
Information Technology
Paralegal Studies

Bachelor’s Degrees
Business Administration
Criminal Justice
Graphic Design
Healthcare Management
Legal Studies
Information Technology

Master’s Degrees
Healthcare Administration
Criminal Justice
Business Administration

In addition to the programs listed above, we own Western State University College of Law, which offers Juris Doctor degrees, and the Ventura Group, which provides courses and materials for post-graduate licensure examinations in the human services fields and continuing education courses for K-12 educators. In July 2008, two of our indirectly wholly-owned subsidiaries entered into a Stock Purchase Agreement with Knowledge Investment Partners Education Fund, L.P. and KIP SIU LLC (together, the “Purchaser”) pursuant to which the Purchaser will purchase all of the issued and outstanding capital stock of Western State University of Southern California, which operates Western State University College of Law. Total cash proceeds from the sale are expected to be between $5 million and $10 million. The transaction is expected to close in January 2009 and is subject to customary conditions, including regulatory approvals.

Graduate Employment

We measure our success as an educator of students to a significant extent by the ability of our students to find jobs in their chosen field of employment upon graduation from our schools. Most of our schools provide career development instruction to our students in order to assist the students in developing essential job-search skills. In addition to individualized training in interviewing, networking techniques and resume-writing, most of our schools require students to take a career development course. Additionally, we provide ongoing placement resources to our students and recent graduates. Career services departments also assist current students in finding part-time employment while attending school. Students in certain of our Doctorate programs spend up to a year in a paid internship in their chosen field.

Each school’s career services department plays a role in marketing the school’s curriculum to the community in order to produce job leads for graduates. Career services advisors educate employers about the caliber of our graduates. These advisors participate in professional organizations, trade shows and community events to keep apprised of industry trends and maintain relationships with key employers. Career services staff visit employer sites to learn more about their operations and better understand their employment needs. As of March 31, 2008, the career services departments of our schools had approximately 370 employees. We estimate that our career services departments maintain contact with approximately 65,000 employers nationwide.

Based on information collected by us from graduating students and employers, we believe that, of the approximately 13,500 undergraduate students who graduated from our schools during the calendar year ended December 31, 2006, approximately 90% of the available graduates obtained employment in their fields of study, or in related fields of study, within six months of graduation. The graduate employment rates presented in this prospectus exclude students who are pursuing further education, who are deceased, who are in active military service, who have medical conditions that prevent them from working, who are continuing in a career unrelated to their program of study because they currently earn salaries which exceed those paid to entry-level employees in their field of study or who are international students no longer residing in the United States. The average salary paid to our available graduating undergraduate students from The Art Institutes, the Brown Mackie Colleges and South University for calendar year 2006 who obtained employment in their fields of study, or in related fields of study, was approximately $29,500.

Accreditation

In the United States, accreditation is a process through which an institution submits itself to qualitative review by an organization of peer institutions. Accrediting agencies primarily examine the academic quality of the instructional programs of an institution, and a grant of accreditation is generally viewed as reliable authority that an institution’s programs meet generally accepted academic standards. Accrediting agencies also review the administrative and financial operations of the institutions they accredit to ensure that each institution has the resources to perform its educational mission.

Pursuant to provisions of the HEA, the U.S. Department of Education relies on accrediting agencies to determine whether the academic quality of an institution’s educational programs is sufficient to qualify the institution to participate in federal financial aid programs under Title IV of the HEA. The HEA and its implementing regulations specify certain standards that all recognized accrediting agencies must adopt in connection with their review of post-secondary institutions. All of our U.S. schools are accredited by an institutional accrediting agency recognized by the U.S. Department of Education.

In addition to the institutional accreditations described above, a number of our institutions have specialized programmatic accreditation for particular educational programs. For example, ten Art Institutes offer interior design programs that have programmatic accreditation by the Council for Interior Design Accreditation and 14 Art Institutes offer culinary programs accredited by the American Culinary Federation. Ten Argosy University locations have received accreditation by the American Psychological Association for their Doctor of Psychology programs and one Argosy University location is accredited by the Council for Accreditation of Counseling and Related Educational Programs. While these programmatic accreditations cannot be relied upon for our schools to obtain and maintain certification to participate in Title IV programs, they are commonly relied upon in the relevant professions as indicators of the quality of the academic program.

The following table shows the location of each of our campuses at July 31, 2008, the name under which it operates, the year of its establishment, the date we opened or acquired it and the institutional accrediting agency (for schools accredited by more than one recognized accrediting agency, the primary accrediting agency is listed first). No accreditation is shown for The Art Institute of

Toronto as the Province of Ontario has no accreditation process for post-secondary schools. The Art Institute of Toronto is registered with the Ontario Ministry of Training, Colleges and Universities.

		Calendar	Fiscal Year
		Year	Acquired
School	Location	Established	or Opened	Accrediting Agency

The Art Institutes The Art Institute of Atlanta	Atlanta, GA	1949	1971	Commission on Colleges of the Southern Association of Colleges and Schools (“SACS”)

The Art Institute of Atlanta — Decatur	Decatur, GA	2007	2008	SACS (as an additional location of The Art Institute of Atlanta)

The Art Institute of Austin	Austin, TX	2008	2008	SACS (as a branch of The Art Institute of Houston)

The Art Institute of California — Hollywood (formerly California Design College)	Los Angeles, CA	1991	2003	Accrediting Council of Independent Colleges and Schools (“ACICS”)

The Art Institute of California — Inland Empire	San Bernardino, CA	2006	2006	Accrediting Commission of Career Schools and Colleges of Technology (“ACCSCT”) (as a branch of The Art Institute of California — San Diego)

The Art Institute of California — Los Angeles	Los Angeles, CA	1997	1998	ACICS

The Art Institute of California — Orange County	Orange County, CA	2000	2001	ACICS (as a branch of The Art Institute of California — Los Angeles)

The Art Institute of California — Sacramento	Sacramento, CA	2007	2007	ACICS (as a branch of The Art Institute of California — Los Angeles)

The Art Institute of California — San Diego	San Diego, CA	1981	2001	ACCSCT

		Calendar	Fiscal Year
		Year	Acquired
School	Location	Established	or Opened	Accrediting Agency

The Art Institute of California — San Francisco	San Francisco, CA	1939	1998	ACICS (as a branch of The Art Institute of California — Los Angeles)

The Art Institute of California — Sunnyvale	Sunnyvale, CA	2008	2008	ACICS (as a branch of The Art Institute of California — Hollywood)

The Art Institute of Charlotte	Charlotte, NC	1973	2000	ACICS

The Art Institute of Charleston	Charleston, SC	2007	2007	SACS (as a branch of The Art Institute of Atlanta)

The Art Institute of Colorado	Denver, CO	1952	1976	Higher Learning Commission (“HLC”) of the North Central Association and ACICS

The Art Institute of Dallas	Dallas, TX	1964	1985	SACS

The Art Institute of Fort Lauderdale	Fort Lauderdale, FL	1968	1974	ACICS

The Art Institute of Houston	Houston, TX	1974	1979	SACS

The Art Institute of Indianapolis	Indianapolis, IN	2006	2006	ACCSCT (as a branch of The Art Institute of Las Vegas)

The Art Institute of Jacksonville	Jacksonville, FL	2007	2007	SACS (as a branch of Miami International University of Art & Design)

The Art Institute of Las Vegas	Las Vegas, NV	1983	2001	ACCSCT

The Art Institute of Michigan	Detroit, MI	2007	2008	HLC and ACCSCT (as a branch of The Illinois Institute of Art — Chicago)

The Art Institute of Tennessee — Nashville	Nashville, TN	2006	2007	SACS (as a branch of The Art Institute of Atlanta)

The Art Institute of New York City	New York, NY	1980	1971	ACICS

		Calendar	Fiscal Year
		Year	Acquired
School	Location	Established	or Opened	Accrediting Agency

The Art Institute of Ohio — Cincinnati	Cincinnati, OH	2004	2004	ACCSCT (as a branch of The Illinois Institute of Art — Chicago)

The Art Institute of Philadelphia	Philadelphia, PA	1971	1980	ACICS

The Art Institute of Phoenix	Phoenix, AZ	1995	1996	ACICS

The Art Institute of Pittsburgh	Pittsburgh, PA	1921	1970	Middle States Association of Colleges & Schools of the Commission on Higher Education and ACICS

The Art Institute of Portland	Portland, OR	1963	1998	Northwest Commission on Colleges and Schools Universities (“NWCCU”)

The Art Institute of Raleigh-Durham	Durham, NC	2008	2008	ACICS (as a branch of The Art Institute of Charlotte)

The Art Institute of Salt Lake City	Salt Lake City, UT	2007	2007	ACCSCT (as a branch of The Art Institute of Las Vegas)

The Art Institute of Seattle	Seattle, WA	1946	1982	NWCCU

The Art Institute of Tampa	Tampa, FL	2004	2004	SACS (as a branch of the Miami International University of Art & Design)

The Art Institute of Toronto	Toronto, Ontario	1997	2002	None

The Art Institute of Tucson	Tucson, AZ	2002	2007	ACICS

The Art Institute of Vancouver	Vancouver, BC	1979	2003	Private Career Training Institutions Agency of British Columbia

The Art Institute of Washington	Arlington, VA	2000	2001	SACS (as a branch of The Art Institute of Atlanta)

		Calendar	Fiscal Year
		Year	Acquired
School	Location	Established	or Opened	Accrediting Agency

The Art Institute of York — Pennsylvania	York, PA	1952	2004	ACCSCT

The Art Institutes International — Kansas City	Kansas City, KS	2008	2008	ACICS (as a branch of The Art Institute of Phoenix)

The Art Institutes International Minnesota	Minneapolis, MN	1964	1997	ACICS

The Illinois Institute of Art — Chicago	Chicago, IL	1916	1996	HLC and ACCSCT (Chicago and Detroit locations only)

The Illinois Institute of Art — Schaumburg	Schaumburg, IL	1983	1996	HLC and ACCSCT (as a branch of The Illinois Institute of Art — Chicago)

Miami International University of Art & Design	Miami, FL	1965	2002	SACS

The New England Institute of Art	Boston, MA	1988	2000	New England Association of Schools and Colleges

Argosy University				HLC (all locations)

Argosy University, Atlanta	Atlanta, GA	1990	2002

Argosy University, Chicago	Chicago, IL	1976	2002

Argosy University, Dallas	Dallas, TX	2002	2002

Argosy University, Denver	Denver, CO	2006	2006

Argosy University, Honolulu	Honolulu, HI	1979	2002

Argosy University, Inland Empire	San Bernadino, CA	2006	2006

Argosy University, Nashville	Nashville, TN	2001	2001

Argosy University, Orange County	Orange, CA	1999	2002

Argosy University, Phoenix	Phoenix, AZ	1997	2002

		Calendar	Fiscal Year
		Year	Acquired
School	Location	Established	or Opened	Accrediting Agency

Argosy University, Salt Lake City	Salt Lake City, UT	2008	2008

Argosy University, San Diego	San Diego, CA	2006	2006

Argosy University, San Francisco	Point Richmond, CA	1998	2002

Argosy University, Santa Monica	Santa Monica, CA	2006	2006

Argosy University, Sarasota	Sarasota, FL	1969	2002

Argosy University, Schaumburg	Schaumburg, IL	1979	2002

Argosy University, Seattle	Seattle, WA	1997	2002

Argosy University, Tampa	Tampa, FL	1997	2002

Argosy University, Twin Cities	Eagan, MN	1961	2002

Argosy University, Washington D.C.	Arlington, VA	1994	2002

South University				SACS (all locations)

South University/ Savannah	Savannah, GA	1899	2004

South University/ Montgomery	Montgomery, AL	1997	2004

South University/ West Palm Beach	West Palm Beach, FL	1974	2004

South University/ Columbia	Columbia, SC	1935	2004

South University/ Tampa	Tampa, FL	2006	2006

The Brown Mackie Colleges

Brown Mackie College — Akron	Akron, OH	1980	2004	ACICS (as a branch of Brown Mackie College — Cincinnati)

Brown Mackie College — Cincinnati	Cincinnati, OH	1927	2004	ACICS

		Calendar	Fiscal Year
		Year	Acquired
School	Location	Established	or Opened	Accrediting Agency

Brown Mackie College — Findlay	Findlay, OH	1986	2004	ACICS

Brown Mackie College — Northern Kentucky	Ft. Mitchell, KY	1927	2004	ACICS (as a branch of Brown Mackie College — Cincinnati)

Brown Mackie College — North Canton	North Canton, OH	1984	2004	ACICS (as a branch of Brown Mackie College — Tucson)

Brown Mackie College — Atlanta	Norcross, GA	1969	2004	ACICS (as a branch of The Art Institute of Charlotte

Brown Mackie College — Lenexa	Lenexa, KS	1984	2004	HLC (as a branch of Brown Mackie College — Salina)

Brown Mackie College — Salina	Salina, KS	1892	2004	HLC

Brown Mackie College — Merrillville	Merrillville, IN	1984	2004	ACICS (as a branch of Brown Mackie College — Cincinnati)

Brown Mackie College — Michigan City	Michigan City, IN	1890	2004	ACICS (as a branch of Brown Mackie College — Cincinnati)

Brown Mackie College — Moline	Moline, IL	1985	2004	ACICS (as a branch of Brown Mackie College — Cincinnati)

Brown Mackie College — Fort Wayne	Fort Wayne, IN	1991	2004	ACICS (as a branch of Brown Mackie College — South Bend)

Brown Mackie College — South Bend	South Bend, IN	1882	2004	ACICS

Brown Mackie College — Louisville	Louisville, KY	1935	2004	ACICS (as a branch of Brown Mackie College — Findlay)

Brown Mackie College — Hopkinsville	Hopkinsville, KY	1995	2004	ACICS (as a branch of Brown Mackie College — Findlay)

Brown Mackie College — Miami	Miami, FL	2004	2005	ACICS (as a branch of Brown Mackie College — Cincinnati)

Brown Mackie College — Tucson	Tucson, AZ	1972	2007	ACICS

		Calendar	Fiscal Year
		Year	Acquired
School	Location	Established	or Opened	Accrediting Agency

Brown Mackie College — Indianapolis	Indianapolis, IN	2007	2008	ACICS (as a branch of Brown Mackie College — Findlay)

Brown Mackie College — Boise	Boise, ID	2008	2008	ACICS (as a branch of Brown Mackie College — South Bend)

Brown Mackie College — Tulsa	Tulsa, OK	2008	2008	ACICS (as a branch of Brown Mackie College — South Bend)

Western State University College of Law (1)	Fullerton, CA	1966	2002	Commission on Colleges of the Western Association of Schools and Colleges; provisionally accredited by American Bar Association

(1)	In July 2008, two of our indirectly wholly-owned subsidiaries entered into a Stock Purchase Agreement with the Purchaser pursuant to which the Purchaser will purchase all of the issued and outstanding capital stock of Western State University of Southern California, which operates Western State University College of Law. Total cash proceeds from the sale are expected to be between $5 million and $10 million. The transaction is expected to close in January 2009 and is subject to customary conditions, including regulatory approvals.

Accrediting agencies monitor each educational institution’s performance across a broad range of areas. Monitoring is generally performed through annual self-reporting and through the conduct of periodic site visits by representatives of the accrediting agency and qualified persons from peer institutions. In the event an accrediting agency determines that such school’s performance in one or more areas falls below certain parameters, the accrediting agency may require the school to supply it with supplemental reports on the accrediting agency’s specific areas of concern until that school meets the accrediting agency’s performance guideline or standard. As of March 31, 2008, eight of our schools were required to provide such supplemental reports. Of these nine schools on supplement reporting status, three schools are required to request and receive permission from their accrediting agency prior to filing an application for a new location or program offering. An accrediting agency also may order an institution to show cause why its accreditation should not be revoked or conditioned if it receives information leading it to question whether the institution satisfies the requirements of continued accreditation. An institution found not to be in compliance with required standards may have its accreditation revoked or withdrawn, or it may be placed on probation to more closely monitor its compliance with accrediting requirements.

Student Financial Assistance

Many students at our U.S. schools rely, at least in part, on financial assistance to pay for the cost of their education. In the United States, the largest sources of such support are the federal student aid programs under Title IV of the HEA. Additional sources of funds include other federal grant programs, state grant and loan programs, private loan programs and institutional grants and scholarships. To provide students access to financial assistance resources available through Title IV programs, a school must be (i) authorized to offer its programs of instruction by the relevant agency of the states in which it is located, (ii) institutionally accredited by an agency recognized by the U.S. Department of Education, and (iii) certified as an eligible institution by the U.S. Department of Education. In addition, the school must ensure that Title IV program funds are properly accounted for and disbursed in the correct amounts to eligible students and remain in compliance generally with the Title IV program regulations. During fiscal 2005, 2006 and 2007, approximately 70% of our net revenues were indirectly derived from Title IV programs.

As in the United States, there are certain risks associated with operating post-secondary institutions in Canada, including, among other risks:

•	if our schools fail to comply with extensive regulations, we could be subject to financial penalties, restrictions on our operations or loss of external financial aid funding for our students;

•	the provinces or national government may change the law or reduce funding for student financial aid programs, which could harm our student population and revenue;

•	if our schools do not maintain their approvals, they may not operate or participate in federal student financial aid programs; and

•	government and regulatory agencies may conduct compliance reviews, bring claims or initiate litigation against us.

During fiscal 2007, approximately 2.0% of our net revenues were from our schools located in Canada.

     Nature of U.S. Federal Support for Post-Secondary Education

While the U.S. states support public colleges and universities primarily through direct state subsidies, the U.S. federal government provides a substantial part of its support for post-secondary education in the form of grants and loans to students who can use this support at any institution that has been certified as eligible by the U.S. Department of Education. Students at our U.S. schools receive loans, grants and work-study funding to fund their education under several Title IV programs, of which the three largest are the FFEL program, the Direct Loan program and the Pell program. Most of our U.S. schools also participate in the Federal Supplemental Educational Opportunity Grant (“FSEOG”) program, the Federal Perkins Loan (“Perkins”) program and the Federal Work-Study program.

FFEL and Direct Loans.  The FFEL and Direct Loan programs consist of two types of loans: Stafford loans, which are made available to students regardless of financial need, and Parent Loan for Undergraduate Students (“PLUS”) loans, which are made available to parents of undergraduate students classified as dependents and, as of July 1, 2006, graduate students. The primary difference between the FFEL and the Direct Loan programs is that the FFEL program is administered and funded by private sources while the U.S. Department of Education provides the administration and funds for the Direct Loan program. While all of our schools are eligible to participate in the Direct Loan program, only Brown Mackie College — Tucson and The Art Institute of Tucson currently participate in the program.

Effective July 1, 2007, under the Stafford loan program, an undergraduate student may borrow up to $3,500 for the first academic year, $4,500 for the second academic year and, in certain educational programs, $5,500 for each of the third and fourth academic years. Students who are classified as independent can obtain up to an additional $4,000 for each of the first and second academic years and, depending upon the educational program, an additional $5,000 for each of the third and fourth academic years. Students enrolled in programs higher than a bachelor-level program can borrow up to $20,500 per academic year. Students enrolled in certain graduate-level health professions can receive an additional $12,500 per academic year. Prior to July 1, 2007, undergraduate students only were permitted to borrow up to $2,625 for the first academic year and $3,500 for the second academic year under the Stafford loan program. Students enrolled in programs higher than a bachelor-level were limited to borrowing up to $18,500 per academic year prior to July 1, 2007. Amounts received by students in our U.S. schools under the Stafford loan program equaled approximately 48% of our net revenues in fiscal 2007. Currently, PLUS loans may be obtained by parents of a dependent student in an amount not to exceed the difference between the total cost of that student’s education (including allowable educational expenses) and other aid to which that student is entitled. Amounts received by parents of students in our U.S. schools under the PLUS loan program in fiscal 2007 equaled approximately 12% of our net revenues in fiscal 2007.

Pell.  Pell grants are the primary component of Title IV programs under which the U.S. Department of Education makes grants to undergraduate students who demonstrate financial need. Every eligible student is entitled to receive a Pell grant; there is no institutional allocation or limit. During fiscal 2007, Pell grants ranged up to $4,310 per year, depending on student need and other factors. Amounts received by students enrolled in our U.S. schools in fiscal 2007 under the Pell program represented approximately 8% of our net revenues in fiscal 2007. As of July 1, 2008, the maximum amount of availability of a Pell grant increased to $4,731 per year.

FSEOG.  FSEOG awards are designed to supplement Pell grants for the neediest undergraduate students. FSEOG grants at our schools generally range in amount from $300 to $1,200 per year. However, the availability of FSEOG awards is limited by the amount of those funds allocated to an institution under a formula that takes into account the size of the institution, its costs and the income levels of its students. We are required to make a 25% matching contribution for all FSEOG program funds disbursed. Resources for this institutional contribution may include institutional grants and scholarships and, in certain U.S. states, portions of state grants and scholarships. Amounts received by students in our U.S. schools under the FSEOG program in fiscal 2007 represented less than 1% of our net revenues.

Perkins.  Eligible undergraduate students may borrow up to $4,000 under the Perkins program during each academic year, with an aggregate maximum of $20,000. Eligible graduate students may borrow up to $6,000 in Perkins loans each academic year, with an aggregate maximum of $40,000. Perkins loans have a 5% interest rate and repayment is delayed until nine months after a student ceases enrollment as at least a half-time student. Perkins loans are made available to those students who demonstrate the greatest financial need. Perkins loans are made from a revolving account, with 75% of new funding contributed by the U.S. Department of Education and the remainder by the applicable school. Subsequent federal capital contributions, which must be matched by school funds, may be received if an institution meets certain requirements. Each school collects payments on Perkins loans from its former students and re-lends those funds to currently enrolled students. Collection and disbursement of Perkins loans is the responsibility of each participating institution. During fiscal 2007, we collected approximately $7.5 million from our former students. We were not required to make any matching contributions in fiscal 2007. The Perkins loans disbursed to students in our U.S. schools in fiscal 2007 represented less than 1% of our net revenues.

Federal Work-Study.  Under the Federal Work-Study program, federal funds are made available to pay up to 75% of the cost of part-time employment of eligible students, based on their financial need, to perform work for the institution or for off-campus public or non-profit organizations. Most of our schools participate in the Federal Work-Study program. In order to participate in the program, each year a school must have at least 7% of the school’s Federal Work-Study program allocation paid to students performing community service work and at least one student in a literacy job. In fiscal 2007, The Art Institute of Colorado, Argosy University and two Brown Mackie Colleges did not meet this requirement. The U.S. Department of Education has announced that institutions that do not meet this requirement in fiscal 2008 will be subject to fines and/or other administrative action. In fiscal 2007, Federal Work-Study funds represented less than 1% of our net revenues.

New Title IV Programs.  Effective July 1, 2006, Congress enacted two new Title IV federal aid programs, the Academic Competitive Grant (“ACG”) and the National SMART (Science and Mathematics Access to Retain Talent) Grant. Both of these new programs require students to be eligible for a Pell grant and to attend school on a full-time basis. The ACG is designed for students in degree programs who recently have graduated from a high school at which they were enrolled in a rigorous curriculum. Students may receive a maximum of $750 under ACG during their first academic year and $1,300 during their second academic year. The National SMART Grant is designed for students in their third or fourth academic year with a cumulative grade point average of 3.0 or greater in certain designated bachelor’s degree or higher programs, primarily focused on science and math programs. Eligible students may receive up to $4,000 in each of their third and fourth academic year. In fiscal 2007, net revenues from the ACG and National SMART Grant programs in the aggregate represented less than 1% of our net revenues.

Legislative Action.  Political and budgetary concerns can significantly affect Title IV programs. Congress generally reauthorizes the HEA approximately every six years. The HEA was last reauthorized in 1998. On July 31, 2008, Congress passed a bill reauthorizing the Title IV HEA programs through at least June 30, 2015 that will become law if the bill is signed by President Bush. In addition, Congress determines federal appropriations for Title IV programs on an annual basis. Congress also can make changes in the laws affecting Title IV programs in those annual appropriations bills and in other laws it enacts between HEA reauthorizations. In September 2007, President Bush signed into law legislation which, among other things, decreases private lender and guaranty agency yields for participation in the FFEL program, decreases student interest rates on Stafford loans and limits repayment obligations for students who receive loans pursuant to Title IV programs. The recently passed HEA reauthorization, among other things, revises the 90/10 Rule, revises the calculation of an institution’s cohort default rate, requires additional disclosures and certifications with respect to non-Title IV alternative loans and prohibits certain activities or relations between lenders and schools to discourage preferential treatment of lenders based on factors not in students’ best interests. Since a significant percentage of our revenue is derived from Title IV programs, any action by Congress that significantly reduces Title IV program funding or the ability of our schools or students to participate in Title IV programs would have a material adverse effect on our business, results of operations or financial condition. Legislative action also could increase our administrative costs and require us to adjust our practices in order for our schools to comply fully with Title IV program requirements.

     Other Financial Assistance Sources

Students at several of our U.S. schools participate in state aid programs. In fiscal 2007, approximately 3% of our net revenues were derived indirectly from state aid programs. In addition, certain students at some of our U.S. schools receive financial aid provided by the U.S. Department of Veterans Affairs, the U.S. Department of the Interior (Bureau of Indian Affairs) and the Rehabilitative Services Administration of the U.S. Department of Education (vocational rehabilitation funding). In fiscal 2007, financial assistance from such federal programs equaled less than 1% of our net revenues. Our schools also provide institutional grants and scholarships to qualified students. In fiscal 2007, institutional scholarships had a value equal to approximately 2% of our net revenues.

There are private supplemental loan programs available to our students, and those programs allow students to repay a portion of their loans after graduation and make loans available to students with lower than average credit ratings. The primary objective of these loan programs is to facilitate funding which students can use to pay a portion of their tuition and fees that they are unable to pay through personal resources or government-backed loan programs. Such loans are without recourse to us or our schools, except for repurchase obligations that we may have under the new loan program that we are developing. In fiscal 2007, private loans represented approximately 23% of our net revenues, as compared to approximately 19% of net revenues in fiscal 2006 and 15% of net revenues in fiscal 2005.

Approximately 95% of the private loans in fiscal 2007 were offered by Sallie Mae and its affiliates and serviced by its affiliated loan servicer. The Discount Loan Program provided up to $50.0 million of loans per year to students attending post-secondary institutions owned by us who otherwise would not have qualified for credit-based loans. Sallie Mae terminated the Discount Loan Program in March 2008 and, similar to other lenders, made the underwriting criteria used in its standard private loan programs more stringent. In April 2008, we entered into a new agreement with Sallie Mae to provide up to $90.0 million of loans to current students who previously received loans from Sallie Mae and are continuing their education but who do not satisfy Sallie Mae’s current standard underwriting criteria. We will pay a fee to Sallie Mae in connection with these loans based on the principal balance of each loan disbursed by Sallie Mae under the agreement. This fee is higher than the fees that we previously paid to Sallie Mae under the Discount Loan Program. The agreement expires on December 31, 2008 and is terminable by Sallie Mae upon 30 days prior notice to us.

We are developing a new student loan program with a private lender that would enable students who have exhausted all available government-sponsored or other aid and have been denied a private loan to borrow a portion of their tuition and other educational expenses at our schools not covered by other financial aid sources if they or a co-borrower meet certain eligibility and underwriting criteria. We currently estimate that our investments in loans under this program will not exceed $50.0 million in fiscal 2009, subject to limitations on such investments set forth in the documents governing our debt arrangements.

     Availability of Lenders

Students attending our schools primarily use a limited number of lending institutions to obtain their federally guaranteed loans to help pay their direct costs of attendance. While we believe that other lenders or the Federal Direct Loan program would be willing to make federally guaranteed student loans to our students if federally guaranteed loans were no longer available from our current lenders, there can be no assurances in this regard. In addition, the HEA requires the establishment of lenders of last resort in every state to ensure that loans are available to students at any school that cannot otherwise identify lenders willing to make federally guaranteed loans to its students.

We estimate that three student loan guaranty agencies guaranteed over 90% of all federally guaranteed student loans made to students enrolled at our U.S. schools during fiscal 2007. We believe that other guaranty agencies would be willing to guarantee federal loans to our students if any of the current agencies ceased guaranteeing those loans or reduced the volume of loans they guarantee, although there can be no assurances in this regard.

     Federal Oversight of Title IV Programs

Our U.S. schools are subject to audits or program compliance reviews by various external agencies, including the U.S. Department of Education, its Office of Inspector General and state, guaranty and accrediting agencies. The HEA and its implementing regulations also require that an institution’s administration of Title IV program funds be audited annually by an independent accounting firm. If the U.S. Department of Education or another regulatory agency determines that an institution has improperly disbursed Title IV or state program funds or violated a provision of the HEA or state law or their implementing regulations, the affected institution may be required to repay such funds to the U.S. Department of Education or the appropriate state agency or lender and may be assessed an administrative fine. Although we endeavor to comply with the all federal and state laws and implementing regulations, we cannot guarantee that our interpretation of the relevant rules will be upheld by the U.S. Department of Education or other agencies, or upon judicial review.

If the U.S. Department of Education is dissatisfied with an institution’s administration of Title IV programs, it can transfer, without prior notice or judicial review, the institution from the advance system of receiving Title IV program funds to the cash monitoring or reimbursement method of payment, under which a school may have to advance its own funds to students and provide documentation to the U.S. Department of Education that the funds were properly disbursed prior to receiving reimbursement from Title IV programs.

Violations or alleged violations of Title IV program requirements also could subject us to other civil and criminal sanctions, suits under the federal False Claims Act or administrative proceedings to impose fines or limit, suspend or terminate our eligibility for participation in Title IV programs. The U.S. Department of Education also may initiate an emergency action to temporarily suspend an institution’s participation in Title IV programs without advance notice if it determines that a regulatory violation creates an imminent risk of material loss of public funds.

The HEA requires each accrediting agency recognized by the U.S. Department of Education to undergo comprehensive periodic review by the U.S. Department of Education to ascertain whether such accrediting agency is adhering to required standards. We are not aware of any reason why any of the agencies that accredit our institutions would not be approved as a result of such review. In any event, if an accreditation agency is not approved by the U.S. Department of Education, the HEA grants affected institutions reasonable opportunity to apply for accreditation from a different agency.

Cohort Default Rates.  If, at any given point, an institution’s FFEL cohort default rate equals or exceeds 25% for each of the three most recent federal fiscal years, it no longer will be eligible to participate in Title IV programs for the remainder of the federal fiscal year in which the U.S. Department of Education determines that such institution has lost its eligibility and for the two subsequent federal fiscal years. If, at any given point, an institution’s Perkins cohort default rate equals or exceeds 50% for each of the three most recent federal fiscal years it no longer will be eligible to participate in the Perkins programs for the remainder of the federal fiscal year, in which the U.S. Department of Education determines that such institution has lost its eligibility and for the two subsequent federal fiscal years.

Under the recently passed HEA reauthorization awaiting signature by President Bush, an institution’s cohort default rate is redefined to be based on the rate at which its former students default on their FFEL loans over a period of time that is one year longer than the period of time during which rates currently are calculated. As a result, most institutions’ respective cohort default rates are expected to increase on the effective date of the provision, which first would apply to cohort default rates calculated after October 1, 2011. The HEA reauthorization also redefines the cohort default threshold as 30% for the year when the HEA reauthorization becomes effective, compared to the present 25% threshold.

None of our schools has had an FFEL cohort default rate of 25% or greater for any of the last three consecutive federal fiscal years. The most recent year for which FFEL cohort default rates have been calculated is federal fiscal year 2005. The official combined FFEL cohort default rate for borrowers at our schools for federal fiscal year 2005 was 5.1%, and our individual schools’ rates ranged from zero to 13.8%.

If an institution’s FFEL cohort default rate equals or exceeds 25% in any of the three most recent federal fiscal years, or if its cohort default rate for loans under the Perkins program exceeds 15% for the most recent federal award year (July 1 through June 30), that institution may be placed on provisional certification status for up to three years. Provisional certification by itself does not limit an institution’s access to Title IV program funds but does subject that institution to closer review by the U.S. Department of Education and possible summary adverse action if that institution commits a material violation of Title IV program requirements.

To our knowledge, the U.S. Department of Education considers provisional certification based on an institution’s exceeding the cohort default rate thresholds described in the previous paragraph only when that institution is otherwise subject to a U.S. Department of Education renewal of certification review. As of June 30, 2007, ten of our schools had Perkins cohort default rates in excess of 15% for students who were to begin repayment during the federal award year ending June 30, 2006, the most recent year for which such rates have been calculated. Funds from the Perkins program did not exceed 4% of these schools’ respective net revenues in fiscal 2007. None of these schools has been placed on provisional certification solely for this reason.

Each of our schools whose students participate in the FFEL program maintains a student loan default management plan if its default rate equals or exceeds 5%. Those plans provide for extensive loan counseling, methods to increase student persistence and completion rates and graduate employment rates, strategies to increase graduate salaries and, for most schools, the use of external agencies to assist the school with loan counseling and loan servicing after a student ceases to attend that school. These activities are in addition to the loan servicing and collection activities of FFEL lenders and guaranty agencies. The historical default rates experienced by Argosy University and Western State University College of Law have been relatively low, and therefore these schools have engaged in significantly fewer default management activities.

Regulatory Oversight.  The U.S. Department of Education is required to conduct periodic reviews to determine whether to renew the eligibility and certification of every institution participating in Title IV programs. Generally such reviews occur every six years, although it typically occurs after three years for an institution on provisional certification. A denial of renewal of certification precludes a school from continuing to participate in Title IV programs. Currently all of our schools are operating under a Provisional Program Participation Agreement with the U.S. Department of Education due to the change of control of the Company which occurred in connection with the Transaction.

Financial Responsibility Standards.  Education institutions participating in Title IV programs must satisfy a series of specific standards of financial responsibility. The U.S. Department of Education has adopted standards to determine an institution’s financial responsibility to participate in Title IV programs. The regulations establish three ratios: (i) the equity ratio, intended to measure an institution’s capital resources, ability to borrow and financial viability; (ii) the primary reserve ratio, intended to measure an institution’s ability to support current operations from expendable resources; and (iii) the net income ratio, intended to measure an institution’s profitability. Each ratio is calculated separately, based on the figures in the institution’s most recent annual audited financial statements, and then weighted and combined to arrive at a single composite score. The composite score must be at least 1.5 in order for the institution to be deemed financially responsible without conditions or additional oversight. If an institution fails to meet any of these requirements, the U.S. Department of Education may set restrictions on the institution’s eligibility to participate in Title IV programs. Institutions are evaluated for compliance with these requirements as part of the U.S. Department of Education’s renewal of certification process and also annually as each institution submits its audited financial statements to the U.S. Department of Education. For fiscal 2007, we believe that, on an individual institution basis, each of our schools then participating in Title IV programs satisfied the financial responsibility standards. At our consolidated level, our financial statements will not satisfy the financial responsibility standards for fiscal 2007 and for the foreseeable future. Following the Transaction, the U.S. Department of Education separately considered our and our schools’ compliance with the financial responsibility requirements at our consolidated level. We were required by the U.S. Department of Education to post an $87.9 million letter of credit in October 2006, which increased to $91.9 million in March 2008, and are subject to provisional certification and additional financial and cash monitoring with respect to our disbursement of Title IV funds due to our failure on a consolidated basis to satisfy the financial responsibility standards after the completion of the Transaction. The letter of credit, provisional certification and financial and heightened cash monitoring will be in effect until at least June 2009 and is likely to continue beyond that date. The implementation of heightened cash monitoring level one has not materially impacted our cash flows from operations.

Return of Title IV Funds.  Institutions that receive Title IV funds must follow requirements that ensure the return to the federal student financial aid programs of all unearned funds of a student who withdraws from a program. If refunds are not properly calculated and timely paid, institutions are subject to adverse actions by the U.S. Department of Education. We have posted letters of credit for nine of our schools because independent audits indicated that they had exceeded federal thresholds for allowable number of late refunds during at least one of their two most recent fiscal years. Our

2007 annual financial aid compliance audits have not been completed, and therefore the number of schools requiring a letter of credit may increase. We have instituted practices and procedures at recently acquired schools to expedite refunds of FFEL program funds, including payment of refunds by electronic fund transfers.

Administrative Capability Requirements.  Regulations of the U.S. Department of Education specify extensive criteria an institution must satisfy to establish that it has the requisite “administrative capability” to participate in Title IV programs. These criteria require, among other things, that the institution comply with all applicable federal student financial aid regulations, have capable and sufficient personnel to administer Title IV programs, have acceptable methods of defining and measuring the satisfactory academic progress of its students, provide financial aid counseling to its students and submit all reports and financial statements required by the regulations. If an institution fails to satisfy any of these criteria, the U.S. Department of Education may require the repayment of federal student financial aid funds, transfer the institution from the advance system of payment of Title IV program funds to the cash monitoring or reimbursement method of payment, place the institution on provisional certification status or commence a proceeding to impose a fine or to limit, suspend or terminate the participation of the institution in Title IV programs.

Restrictions on Operating Additional Schools.  The HEA generally requires that certain educational institutions be in full operation for two years before applying to participate in Title IV programs. However, under the HEA and applicable regulations, an institution that is certified to participate in Title IV programs may establish an additional location and apply to participate in Title IV programs at that location without reference to the two-year requirement if such additional location satisfies all other applicable requirements. In addition, a school that undergoes a change of ownership resulting in a change of control (as defined under the HEA) must be reviewed and recertified for participation in Title IV programs under its new ownership. All of our schools are currently provisionally certified due to the Transaction. During the time when a school is provisionally certified, it may be subject to summary adverse action for a material violation of Title IV program requirements and may not establish additional locations without prior approval from the U.S. Department of Education. However, provisional certification does not otherwise limit an institution’s access to Title IV program funds. Our expansion plans are based, in part, on our ability to add additional locations and acquire schools that can be recertified. The U.S. Department of Education has informed us that it will not seek to impose growth restrictions on any of our schools as a result of the Transaction.

The “90/10 Rule”.  Under a provision of the HEA commonly referred to as the “90/10 Rule”, an institution will cease to be eligible to participate in Title IV programs if, on a cash accounting basis, more than 90% of its revenues for the prior fiscal year were derived from Title IV programs. Under current regulations, an institution that derives more than 90% of its total revenue from the Title IV programs for a given fiscal year becomes immediately ineligible to participate in Title IV programs and is unable to apply to regain eligibility until the end of the following fiscal year. Under the recently passed HEA reauthorization, an institution that derives more than 90% of its total revenue from the Title IV programs for two consecutive fiscal years becomes immediately ineligible to participate in Title IV programs and may not reapply for eligibility until the end of two fiscal years. For our schools that disbursed federal financial aid during fiscal 2007, the percentage of revenues derived from Title IV programs ranged from approximately 40% to 83%, with a weighted average of approximately 61%. Effective July 1, 2008, the annual Stafford loans available for undergraduate students under the FFEL program increased by $2,000 which, coupled with recent increases in grants from the Pell program and other Title IV loan limits, will result in some of our schools experiencing an increase in the revenues they receive from Title IV programs. The recently passed HEA reauthorization contains relief from recent increases in the availability and amount of federal aid by, among other things, for all FFEL loans disbursed before July 1, 2011, permitting the $2,000 of additional Stafford loan availability to be counted as revenue not derived from Title IV programs.

Restrictions on Payment of Bonuses, Commissions or Other Incentives.  An institution participating in the Title IV programs may not provide any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruiting or admission activities or in making decisions regarding the awarding of Title IV program funds. Effective July 2003, the U.S. Department of Education published regulations to attempt to clarify this so-called “incentive compensation” law. The regulations identify 12 compensation arrangements that the U.S. Department of Education has determined are not in violation of the incentive compensation law, including the payment and adjustment of salaries, bonuses and commissions in certain circumstances. The regulations do not establish clear criteria for compliance in all circumstances, and the U.S. Department of Education has announced that it no longer will review and approve individual schools’ compensation plans prior to their implementation. Although we cannot provide any assurances that the U.S. Department of Education will not find deficiencies in our compensation plans, we believe that our current compensation plans are in compliance with the HEA and the new regulations promulgated by the U.S. Department of Education.

State Authorization and Accreditation Agencies

Each of our U.S. campuses, including our campuses that provide online programs, is authorized to offer education programs and grant degrees or diplomas by the state in which such school is physically located. The level of regulatory oversight varies substantially from state to state. In some U.S. states, the schools are subject to licensure by the state education agency and also by a separate higher education agency. Some states have sought to assert jurisdiction over online educational institutions that offer educational services to residents in the state or that advertise or recruit in the state, notwithstanding the lack of a physical location in the state. State laws may establish standards for instruction, qualifications of faculty, location and nature of facilities, financial policies and responsibility and other operational matters. State laws and regulations may limit our ability to obtain authorization to operate in certain states or to award degrees or diplomas or offer new degree programs. Certain states prescribe standards of financial responsibility that are different from those prescribed by the U.S. Department of Education. If we are found not to be in compliance with an applicable state regulation and a state seeks to restrict one or more of our business activities within its boundaries, we may not be able to recruit or enroll students in that state and may have to cease providing services and advertising in that state, which could have a material adverse effect on our student enrollment and revenues.

Each of our U.S. schools is accredited by a national or regional accreditation agency recognized by the U.S. Department of Education, and some educational programs are also programmatically accredited. The level of regulatory oversight and standards can vary based on the agency. Certain accreditation agencies prescribe standards that are different from those prescribed by the U.S. Department of Education.

If a school does not meet its accreditation or state requirements, its accreditation and/or state licensing could be limited, modified, suspended or terminated. Failure to maintain licensure or institutional accreditation makes a school ineligible to participate in Title IV programs.

Certain of the state authorizing agencies and accrediting agencies with jurisdiction over our schools also have requirements that may, in certain instances, limit our ability to open a new school, acquire an existing school, establish an additional location of an existing school or add new educational programs.

Canadian Regulation and Financial Aid

Our Canadian schools are subject to regulation in the provinces in which they operate and in the provinces in which they recruit students. Depending on their province of residence, our Canadian students may receive loans under the federally funded Canada Student Loan Program and/or provincial funding from their province of residence. Canadian schools must meet eligibility standards to administer these programs and must comply with all relevant statutes, rules, regulations and requirements. We believe that our Canadian schools currently hold all necessary registrations, approvals and permits and meet all eligibility requirements to administer these governmental financial aid programs. If our Canadian schools cannot meet these and other eligibility standards or fail to comply with applicable requirements, it could have a material adverse effect on our business, results of operations, cash flows or financial condition.

The British Columbia government, through its Ministry of Advanced Education, regulates private career colleges through an arms length accreditation and registration body called the Private Career Training Institutions Agency of British Columbia (“PCTIA”) and provides financial assistance to eligible students through the British Columbia Student Assistance Program (“BCSAP”). In Ontario, the government regulates private career colleges through the Ministry of Training Colleges and Universities and provides student assistance through the Ontario Student Assistance Program (“OSAP”). In both provinces, the student aid programs are substantially the same and include a federal component under the Canada Student Loan Program and a provincial portion administered through the respective provincial OSAP or the BCSAP programs. In order to maintain the right to administer student assistance, our schools must abide by the rules, regulations and administrative manuals and Memorandum of Agreements with the Canada Student Loan Program and the respective OSAP/BCSAP Student Loans Plans.

Institutions cannot automatically acquire student aid designation through the acquisition of other student aid eligible institutions. In the event of a change of ownership, including a change in controlling interest, the respective ministries as well as OSAP or BCSAP, as applicable, require evidence that the institution has continued capacity and a formal undertaking to comply with registration and student aid eligibility requirements. Given that the provincial governments and PCTIA (in the case of British Columbia) periodically revise their respective regulations and other requirements and change their respective interpretations of existing laws and regulations, we cannot assure you that the provincial governments and/or PCTIA will agree with our interpretation of each requirement.

Canadian schools are required to audit their administration of student aid programs annually or as otherwise directed by OSAP or BCSAP, as the case may be. We believe that we have complied with these requirements.

Employees

At March 31, 2008, we employed approximately 9,600 full time employees, of whom approximately 2,400 were faculty members, and approximately 1,800 part-time employees, of whom approximately 1,600 were faculty members. In addition, we also employed approximately 4,700 adjunct faculty members at March 31, 2008. Adjunct faculty members are employed on a term-to-term basis, while part-time faculty members work a regular part-time schedule.

Competition

The post-secondary education market is highly fragmented and competitive. Our schools compete for students with traditional public and private two-year and four-year colleges and universities and other for-profit schools, including those that offer distance learning programs. Many public and private colleges and universities, as well as other private career-oriented schools, offer programs similar to those we offer. Public institutions receive substantial government subsidies, and both public and private institutions have access to government and foundation grants, tax-deductible contributions and other financial resources generally not available to for-profit schools. Accordingly, public and private institutions may have facilities and equipment superior to those in the for-profit sector and often can offer lower effective tuition prices. Some of our competitors in both the public and private sectors also have substantially greater financial and other resources than we do.

Seasonality in Results of Operations

Our quarterly revenues and income fluctuate primarily as a result of the pattern of student enrollments at our schools. The seasonality of our business has decreased over the last several years due to an increased percentage of students enrolling in online programs. Our first quarter is typically our lowest revenue recognition quarter due to student vacations.

MANAGEMENT

In connection with this offering, we intend to amend and restate our articles of incorporation and by-laws. The following summary contains references to provisions of our articles of incorporation and by-laws, including the composition of the Board of Directors and its committees, the classification of the Board of Directors, the election and term of service of directors and compensation committee interlocks that will be in effect upon the completion of this offering or within the time period prescribed by the Nasdaq listing rules.

Directors and Executive Officers

The following table sets forth information regarding our directors, nominees for director and executive officers, including their ages as of July 31, 2008. We intend to add one or more independent directors prior to or upon completion of this offering. All of our directors hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until their successors are duly elected and qualified. Executive officers serve at the request of the Board of Directors. The Board of Directors has determined that Leo F. Mullin is independent according to the listing standards for companies with securities listed on Nasdaq.

Name	Age	Position

John R. McKernan, Jr.	60	Executive Chairman and Chairman of the Board of Directors
Todd S. Nelson	49	Chief Executive Officer, President and Director
Robert A. Carroll	43	Senior Vice President — Chief Information Officer
Joseph A. Charlson	38	Senior Vice President — Chief Marketing Officer
John M. Mazzoni	45	President, The Art Institutes
Stacey R. Sauchuk	48	Senior Vice President — Academic Programs and Student Affairs
John T. South, III	61	Senior Vice President, Chancellor, South University and Chairman of the Board of Directors of Argosy University
Roberta L. Troike	42	Senior Vice President — Human Resources
Stephen J. Weiss	45	President, EDMC Online Higher Education
Edward H. West	42	Executive Vice President and Chief Financial Officer
Adrian M. Jones	44	Director
Jeffrey T. Leeds	52	Director
Leo F. Mullin	65	Director
Paul J. Salem	44	Director
Peter O. Wilde	40	Director

John R. McKernan, Jr. is our Executive Chairman and Chairman of the Board of Directors. Mr. McKernan served as our Chief Executive Officer from September 2003 until February 2007. Mr. McKernan joined us as our Vice Chairman and a member of the Board of Directors in June 1999. In March 2003, he became our President and served in that office until September 2003. Mr. McKernan served as Governor of the State of Maine from 1987 to 1995.

Todd S. Nelson has served as our Chief Executive Officer and President and a Director since February 2007. Mr. Nelson worked as an independent consultant from January 2006 through January 2007 and for Apollo Group, Inc. from 1987 through January 2006. Mr. Nelson served in various roles with Apollo Group, Inc. and was appointed President in February 1998, Chief Executive Officer in August 2001 and Chairman of the Board in June 2004. Mr. Nelson was a member of the faculty at the University of Nevada at Las Vegas from 1983 to 1984.

Robert A. Carroll has served as our Senior Vice President — Chief Information Officer since June 2007. Mr. Carroll was an independent consultant from January 2006 through June 2007, serving as the Interim Chief Information Officer for Western Governors University from January 2007 to June 2007. From July 1998 to January 2006, Mr. Carroll served as the Chief Information Officer for Apollo Group, Inc.

Joseph A. Charlson was hired as Senior Vice President — Strategic Marketing in February 2005, was appointed Chief Marketing Officer in August 2005. Prior to joining us, Mr. Charlson was a Strategy Lead and then Senior Manager — Pharmacy at Target Corporation from July 2003 through February 2005, a management consultant with McKinsey & Company from August 2001 through July 2003 and President of United States Building Technology Inc. from January 1997 through January 2001.

John M. Mazzoni has been the President of The Art Institutes since October 2005. From March 2005 to October 2005, he served as our Senior Vice President of Group Operations. From August 2004 to March 2005, he served as Group Vice President for EDMC. From July 2001 through August 2004, he served as Group Vice President for The Art Institutes. From August 1987 through July 2001, he held several senior management level positions in the areas of Operations, Finance and Information Systems.

Stacey R. Sauchuk has been our Senior Vice President — Academic Programs and Student Affairs since July 2003. Ms. Sauchuk was our Group Vice President from August 2001 through July 2003 and President of The Art Institute of Philadelphia from January 1997 through July 2000. From August 2000 through July 2001, Ms. Sauchuk was an executive search consultant with Witt/Kieffer.

John T. South, III, joined us in July 2003 when we acquired South University, which was owned by Mr. South. Mr. South has served as Chancellor of South University since October 2001 and was appointed the Chairman of the Board of Trustees of Argosy University in February 2006. In his current role with us, Mr. South also oversees the Brown Mackie Colleges. Prior to our acquisition of South University, Mr. South was shareholder and CEO of various affiliated private colleges and had been Chief Executive Officer of South University since 1975. Mr. South also served as President of South University prior to being appointed Chancellor in October 2001. Mr. South currently is on the advisory board of Sun Trust Bank of Savannah.

Roberta L. Troike has been our Senior Vice President — Human Resources since April 2007. Prior to joining us, from May 2005 through March 2007, Ms. Troike was the Vice President of Human Resources at Glimcher Realty Trust, a New York Stock Exchange traded real estate investment trust that owns, develops and manages regional and super-regional shopping malls. From December 2000 to April 2005, Ms. Troike was the Director of Human Resources for Bath and Body Works. Ms. Troike also served as Vice President for First USA Bank from June 1996 to November 2000.

Stephen J. Weiss joined us as President, EDMC Online Higher Education in October 2003. Prior to joining us, Mr. Weiss served as President and Chief Operating Officer of Capella Education Company from October 1998 to June 2003 and Director, Education Business Unit of Honeywell Corporation from July 1997 to October 1998. Mr. Weiss also serves on the board of directors of AWS Convergence Technologies, Inc.

Edward H. West became our Executive Vice President and Chief Financial Officer upon the consummation of the Transaction in June 2006. Mr. West is the former Chairman and Chief Executive Officer of ICG Commerce, a position he held from 2002 until 2006. Prior to joining ICG Commerce, Mr. West served as President and Chief Operating Officer from 2001 to 2002 and Chief Financial Officer from 2000 to 2001 of Internet Capital Group, Inc. Prior to joining Internet Capital Group, Inc., Mr. West was an employee of Delta Air Lines, Inc. from 1994 to 2000 and most recently served as its Executive Vice President and Chief Financial Officer.

Adrian M. Jones joined Goldman, Sachs & Co. in 1994 and has been a Managing Director within the Principal Investment Area of its Merchant Banking Division since 2002. He serves on the boards of directors of Biomet, Inc., Dollar General Corporation, HealthMarkets, Inc. and Signature Hospital Holding, LLC.

Jeffrey T. Leeds is President and Co-Founder of Leeds Equity Partners, which he co-founded in 1993 and which invests in private equity transactions in the education, information services and training industries. Prior to co-founding Leeds Equity Partners, Mr. Leeds spent seven years specializing in mergers and acquisitions and corporate finance at Lazard Freres & Co. Prior to joining Lazard Freres & Co., Mr. Leeds served as a law clerk to the Hon. William J. Brennan, Jr. of the Supreme Court of the United States during the 1985 October Term. Mr. Leeds also worked in the corporate department of the law firm of Cravath, Swaine & Moore in New York after graduating from law school. Mr. Leeds currently serves as a director of SeatonCorp. and RealPage, Inc. and as a Trustee on the United Federation of Teacher’s Charter School Board in New York City. Mr. Leeds has previously served as a director of Ross University, Argosy University and Datamark, Inc., among others.

Leo F. Mullin retired as Chief Executive Officer of Delta Air Lines, Inc. in December 2003 and Chairman in April 2004, after having served as Chief Executive Officer of Delta Air Lines, Inc. since 1997 and Chairman since 1999. Mr. Mullin currently serves in a consultative capacity as a Senior Advisor, on a part-time basis, to Goldman Sachs Capital Partners. Mr. Mullin was Vice Chairman of Unicom Corporation and its principal subsidiary, Commonwealth Edison Company, from 1995 to 1997. He was an executive of First Chicago Corporation from 1981 to 1995, serving as that company’s President and Chief Operating Officer from 1993 to 1995, and as Chairman and Chief Executive Officer of American National Bank, a subsidiary of First Chicago Corporation, from 1991 to 1993. Mr. Mullin is also a director of Johnson & Johnson and ACE Limited, a provider of insurance and reinsurance services. He is a member of The Business Council.

Paul J. Salem is a Senior Managing Director and a co-founder of Providence Equity Partners. Prior to joining Providence Equity Partners in 1992, Mr. Salem worked for Morgan Stanley & Co. in corporate finance and mergers and acquisitions. Prior to that time, Mr. Salem spent four years with Prudential Investment Corporation, an affiliate of Prudential Insurance, where his responsibilities included leveraged buyout transactions and helping to establish Prudential’s European investment office. Mr. Salem is also a director of Asurion Corp.

Peter O. Wilde is a Managing Director of Providence Equity Partners. Prior to joining Providence Equity Partners in 2002, Mr. Wilde was a General Partner at BCI Partners, where he began his career in private equity investing in 1992. Mr. Wilde is also a director of Asurion Corp., Decision Resources, Inc., Jones and Bartlett Publishers, Kerasotes Theatres, Inc., Medical Media Holdings, Inc., Pluris Inc. and Survey Sampling International LLC and is chairman of Study Island and The Vendome Group, LLC.

Providence Equity Partners and Goldman Sachs Capital Partners each will have the right to appoint two representatives and Leeds Equity Partners will have the right to appoint one representative to our Board of Directors under the terms of our Shareholders Agreement.

In October 2004, Apollo Group, Inc. and certain of its then current executive officers, including Todd S. Nelson, our Chief Executive Officer, President and a Director, were named as defendants in three civil lawsuits in the U.S. District Court for the District of Arizona alleging violations of Sections 10(b) and 20(b) of the Securities Exchange Act of 1934, as amended, later consolidated as In re Apollo Group, Inc. Securities Litigation. On August 4, 2008, the District Court entered judgment in favor of all of the defendants, including Mr. Nelson, overturning a previous jury verdict in favor of the plaintiffs. The plaintiffs have stated that they intend to appeal the judgment.

Leo F. Mullin, a Director, served as Chief Executive Officer of Delta Air Lines, Inc. from 1997 through December 2003 and as Chairman of Delta Air Lines, Inc. from 1999 through April 2004. Delta Air Lines, Inc. filed a petition under federal bankruptcy laws in September 2005.

Board Structure

Our Board of Directors currently consists of seven persons including one independent director, Mr. Mullin. Effective upon consummation of this offering,          will be nominated and elected as an

additional independent director. Upon completion of this offering, our Board of Directors will be divided into three classes, denominated as Class I, Class II and Class III. Members of each class will hold office for staggered three-year terms, except that Class I directors will have an initial term expiring in 2009, Class II directors will have an initial term expiring in 2010 and Class III directors will have an initial term expiring in 2011. At each annual meeting of our shareholders beginning in 2009, the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected and qualified. To the extent required, additional directors will be added to our Board of Directors to satisfy applicable audit committee composition requirements.

After the completion of this offering, private equity funds affiliated with the Sponsors collectively will own more than 50% of the total voting power of our common stock, and we intend to utilize certain “controlled company” exemptions under Nasdaq’s corporate governance listing standards that free us from the obligation to comply with certain Nasdaq corporate governance requirements, including the requirements:

•	that a majority of our Board of Directors consists of independent directors;

•	that the compensation of executive officers be determined, or recommended to our Board of Directors for determination, either by (a) a majority of the independent directors or (b) a compensation committee comprised solely of independent directors; and

•	that director nominees be selected, or recommended for our Board of Directors’ selection, either by (a) a majority of the independent directors or (b) a nominations committee comprised solely of independent directors.

These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and Nasdaq rules, which require that our audit committee be composed of three independent directors within one year from the date of this prospectus.

Board Committees

Prior to completion of this offering, our Board of Directors will establish an audit committee, a compensation committee and a nominating and governance committee. The members of each committee will be appointed by our Board of Directors and serve one-year terms.

Audit Committee

Our audit committee will be comprised solely of independent directors and will assist our Board of Directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence and the performance of our independent registered public accounting firm.

The audit committee will:

•	review the audit plans and findings of our independent registered public accounting firm and our internal audit and risk review staff, as well as the results of regulatory examinations, and track management’s corrective action plans where necessary;

•	review our financial statements, including any significant financial items and/or changes in accounting policies, with our senior management and independent registered public accounting firm;

•	review our financial risk and control procedures, compliance programs and significant tax, legal and regulatory matters; and

•	have the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

Our audit committee will also be responsible for the review, approval or ratification of “related-person transactions” between us or our subsidiaries and related persons. “Related person” refers to a person or entity who is, or at any point since the beginning of the last fiscal year was, a director, officer, nominee for director, or 5% shareholder of us and their immediate family members. The audit committee will not have a written policy regarding the approval of related person transactions. The audit committee will apply its review procedures as a part of its standard operating procedures. In the course of its review and approval or ratification of a related person transaction, the audit committee will consider:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including the amount involved and type of transaction;

•	the importance of the transaction to the related person and to us;

•	whether the transaction would impair the judgment of a director or executive officer to act in our best interest and the best interest of our shareholders; and

•	any other matters the audit committee deems appropriate.

Any member of the audit committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the audit committee at which the transaction is considered.

The transactions described in the section of this prospectus entitled “Certain Relationships and Related Transactions” were entered into, or will be entered into, prior to the formation of our audit committee, and therefore have been, or will be, reviewed by our Board of Directors and not our audit committee.

Nominating and Governance Committee

The principal duties of the nominating and governance committee will be to recommend to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings and to develop and make recommendations to the Board of Directors regarding corporate governance matters and practices.

Compensation Committee

Our compensation committee will oversee our compensation and benefits policies, oversee and set the compensation and benefits arrangements of our Chief Executive Officer and certain other executive officers, provide a general review of, and make recommendations to our Board of Directors and/or to the Company’s shareholders with respect to our equity-based compensation plans; review and approve all of our equity-based compensation plans that are not otherwise subject to the approval of our shareholders; implement, administer, operate and interpret all equity-based and similar compensation plans to the extent provided under the terms of such plans, including the power to amend such plans; and review and approve awards of shares or options to officers and employees pursuant to our equity-based plans.

Compensation Committee Interlocks and Insider Participation

Prior to the completion of this offering, we have not had a compensation committee because our equity has not been publicly traded. Our Board currently is composed of seven directors, two of whom were officers of the Company during the past fiscal year, all of whom, except for Mr. Nelson, who joined the Board of Directors in February 2007, participated in deliberations concerning executive officer compensation during fiscal 2007. There are no interlocking relationships requiring disclosure under the applicable rules promulgated under the U.S. federal securities laws.

Compensation Discussion and Analysis

Overview

Representatives from our Principal Shareholders negotiated compensation arrangements with our Executive Chairman, our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers, whom we collectively refer to as our named executive officers (“Named Executive Officers”), and the overall amounts and composition of compensation paid to these executive officers reflects negotiations between these executive officers and the Principal Shareholders.

Compensation Objectives

Our executive compensation program is intended to meet three principal objectives:

•	to provide competitive compensation packages to attract and retain superior executive talent;

•	to reward successful performance by the executive and the Company by linking a significant portion of compensation to our financial and business results; and

•	to further align the interests of executive officers with those of our shareholders by providing long-term equity compensation and meaningful equity ownership.

To meet these objectives, our compensation program balances short-term and long-term performance goals and mixes fixed and at-risk compensation that is directly related to shareholder value and overall performance.

Our compensation program for senior executives, including the Named Executive Officers, is designed to reward Company performance. The compensation program is intended to reinforce the importance of performance and accountability at various operational levels, and therefore a significant portion of total compensation is in both cash and stock-based compensation incentives that reward performance as measured against established goals, i.e., “pay for performance”. Each element of our compensation program is reviewed individually and considered collectively with the other elements of our compensation program to ensure that it is consistent with the goals and objectives of both that particular element of compensation and our overall compensation program. For each Named Executive Officer, we look at each individual’s contributions to our overall results, and our operating and financial performance compared with the targeted goals.

Mix of Compensation Elements

Our executive compensation during fiscal 2007 consisted of base salary, cash bonuses, grants under long-term incentive plans, benefits and perquisites. We do not have any formal or informal policy or target for allocating compensation between long-term and short term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation. Similarly, compensation decisions regarding one compensation component do not directly affect decisions regarding other compensation elements. For example, an increase to the base salary of a Named Executive Officer does not require a formulaic decrease to another element of the executive’s compensation. Instead, we have determined subjectively on a case-by-case basis the appropriate level and mix of the various compensation components.

We believe that together all of our compensation components provide a balanced mix of base compensation and compensation that is contingent upon each executive officer’s individual performance and our overall performance. A goal of the compensation program is to provide executive officers with a reasonable level of security through base salary and benefits, while rewarding them through incentive compensation to achieve business objectives and create shareholder value. We believe that each of our compensation components is critical in achieving this goal. Base salaries provide executives with a base level of monthly income and security. Annual cash bonuses motivate executives to drive our financial performance. Long-term equity incentive awards link the interests of our executives with our shareholders, which motivates our executives to create shareholder value. In addition, we want to ensure that our compensation programs are appropriately designed to encourage executive officer retention, which is accomplished through all of our compensation elements.

Role of Outside Compensation Consultant

In anticipation of the initial public offering of the Company’s common stock, the Board of Directors retained Frederic W. Cook & Co., Inc. (“F.W. Cook”) in December 2007 as its independent compensation consultant to conduct a review of the Company’s compensation programs for executive officers and non-employee directors. In late 2007, F.W. Cook conducted an initial review of total compensation for executives and non-employee directors relative to the compensation levels and practices for a group of industry-relevant and size-relevant peer companies. F.W. Cook has since begun an updated review of total compensation for executives and non-employee directors based on more recent information that is now available for peer companies. Findings will include a relative assessment of our pay levels versus our peer company levels, as well as alternatives to consider regarding changes in the design of our executive and director compensation programs for 2009 and future years. F.W. Cook was not involved in the design of the executive or director compensation programs that are described in this document. Once our compensation committee is formed, which will occur prior to the completion of this offering, the committee may ask F.W. Cook to provide other services relating to the Company’s executive and director compensation that may arise in fiscal 2009 and future years. F.W. Cook has not and will not, without prior approval of the compensation committee provide any other services for the Company’s management or directors.

F.W. Cook does not provide any services to our management, and does not provide any services to us, other than with respect to its role as the Board’s executive compensation consultant. The Board of Directors retained F.W. Cook based on their experience and expertise.

Base Salary

We determine base salaries for all of our Named Executive Officers by reviewing the individual’s performance, the value each Named Executive Officer brings to us and general labor market conditions. Elements of individual performance considered, among others, without any specific weighting given to each element, were business-related accomplishments during the year, difficulty and scope of responsibilities, effective leadership, motivation, communication, experience, expected future contributions to the Company, future potential, difficulty of replacement and accountability within the Company. While base salary provides a base level of compensation intended to be competitive with the external market, the base salary for each Named Executive Officer is determined on a subjective basis after consideration of these factors and is not based on target percentiles or other formal criteria. Although we believe that base salaries for our Named Executive Officers for fiscal 2007 were generally competitive with the external market, we did not engage in benchmarking to determine base compensation. Rather, after subjectively setting base salaries based on the above factors, we reviewed a broad-based salary survey of a group of companies with which the Company competes for executive talent to obtain a general understanding of the reasonableness of base salaries for our Named Executive Officers. No element of Named Executive Compensation was set or adjusted based on compensation data regarding the compensation practices of other companies.

The base salaries of Named Executive Officers are reviewed on an annual basis, and any annual increase is the result of an evaluation of the Company and of the individual Named Executive Officer’s performance for the period. An increase or decrease in base pay may also result from a promotion or other significant change in a Named Executive Officer’s responsibilities during the year. Our Board of Directors reviews the relative internal compensation relationships among the Named Executive Officers, based principally on each executive’s level of responsibilities, individual performance and future potential. While the Board monitors these pay relationships, it does not target any specific pay ratios.

Cash Bonuses

We provide annual incentives to our executive officers and other key employees in the form of cash bonuses to align executive officer pay with overall company financial performance and to promote achievement of both corporate and individual performance goals. These bonuses are granted pursuant to our Management Incentive Compensation Plan (“MICP”), which provides that bonuses are to be paid based on the attainment of corporate and individual goals and objectives. At the beginning of each fiscal year, the Board of Directors establishes target bonuses as a percentage of each eligible employee’s annual salary. For our executive officers, these target bonus percentages are based on their respective employment agreements. The terms of the employment agreements with our Named Executive Officers, including the target bonus percentages under the MICP, were the product of extensive negotiations with the Sponsors. For fiscal 2007, the target percentages of base salary for each of our Named Executive Officers were as follows: Messrs. McKernan, Nelson and West 125%, Mr. Mazzoni 90%, Mr. South 80%, and Mr. Weiss 100%, The Board of Directors establishes annual performance “triggers” which must be satisfied in order for employees who participate in the MICP to receive bonus payments. In fiscal 2007, the performance triggers were as follows:

•	For education systems other than Argosy University, achievement of a specified undergraduate student placement rate and average starting salary for placed students; and

•	For Argosy University employees, each campus must have submitted a satisfactory draft of its HLC self-study report and received a passing rating from an internal peer review visiting team.

Corporate officers (including our executive officers) receive 85% of their target bonus based on satisfaction of the non-Argosy University payment trigger and 15% of their target bonus based on satisfaction of the Argosy University payment trigger. We selected these percentages to reflect the relative overall importance of our education systems other than Argosy University as a group as compared with Argosy University. Both performance triggers were satisfied during fiscal 2007.

If the performance triggers are satisfied, the amount of bonuses paid under the MICP is determined based on our performance against specific financial targets established by the Board of Directors at the beginning of each year. For fiscal 2007, these financial targets were (i) earnings before interest, depreciation, taxes and amortization (“EBITDA”) less capital expenditures, and (ii) net revenue. Corporate officers, including Named Executive Officers Messrs. McKernan, Nelson, and West, generally received 75% percent of their bonus based on the EBITDA less capital expenditures target and 25% based on the net revenue target. Our actual EBITDA less capital expenditures exceeded the target by approximately 17% for fiscal 2007. Similarly, our actual net revenues exceeded the target by approximately 6%. For fiscal 2007, Messrs. McKernan, Nelson and West were paid bonuses under the MICP in the amounts of $942,356, $392,649 and $771,019, respectively. These amounts were determined based on EBITDA less capital expenditures and net revenue targets being exceeded during fiscal 2007, and a discretionary bonus, which was approved by our Board of Directors.

Eligible employees who work for a specific school system are paid bonuses based on the results of their respective school system. The bonuses payable to Messrs. Mazzoni and South under the MICP are based partially on our overall financial results and partially based on the results of their respective education systems. For fiscal 2007, Messrs. Mazzoni and South were paid bonuses under the MICP in the amounts of $363,042 and $369,309, respectively. In addition to our overall financial results, as discussed above, these amounts were also based upon, for Mr. Mazzoni, actual net revenue and EBITDA less capital expenditures exceeding the related targets for The Art Institutes by approximately 5% and 13%, respectively, and for Mr. South, actual revenue and EBITDA less capital expenditures exceeding the related targets for South University by approximately 27% and 50%, respectively. Mr. Weiss’s bonus under the MICP is based partially on our overall financial results and partially based on the results of the fully online programs offered by The Art Institute of Pittsburgh, Online Division, Argosy University and South University. For fiscal 2007, Mr. Weiss received a bonus under the MICP in the amount of $450,000. In addition to our overall financial results, as discussed above, the amount of the bonus paid to Mr. Weiss was also based upon actual net revenue and EBITDA less capital expenditures exceeding the related targets for our fully online programs by approximately 19% and 56%, respectively. In addition, Messrs. Mazzoni, South and Weiss each received a discretionary bonus approved by our Board of Directors.

Members of executive committees at individual schools receive bonuses based on the financial results of their school and in certain circumstances the achievement of non-financial performance goals. The MICP provides for minimum and maximum attainments of each financial target and additional payments based on greater than 100% satisfaction of the EBITDA, capital expenditures and net revenue financial targets. We believe that the minimum level of performance for meeting the financial targets in any given year should not be easily achievable and typically would not be achieved in every case. As for the maximum level or greater payout, we believe that this level of performance would typically be achieved less often than the minimum target level of performance. This uncertainty ensures that any payments under the MICP are truly performance-based, consistent with the plan’s objectives. However, we recognize that the likelihood of achieving either level of performance for any given year may be different, and we believe that the bonus amount paid should be appropriate for the performance level achieved.

The Board of Directors has the discretion to increase or decrease a bonus computed under the terms of the MICP by up to 20% of amount otherwise payable under the plan, provided that no bonus under the MICP may exceed 150% of an employee’s annual salary. In fiscal 2007, each of our Named Executive Officers received a 20% discretionary increase to their bonuses payable under the MICP.

Long-Term Incentive Plans

Our Board of Directors believes that equity-based compensation awards foster and promote our long-term financial success by linking the interests of our executive management team with our shareholders. The Board also believes that increasing the personal equity stake of our executive officers in our continued success and growth can potentially materially increase shareholder value. Equity-based compensation awards also enable us to attract and retain the services of an outstanding management team, upon which the success of our operations are largely dependent. Options to purchase our common stock are the primary equity compensation vehicle we utilize, as the Board of Directors believes the award of options align the interests of these individuals with the interests of our shareholders and our growth in real value over the long-term, as the benefits of these awards are enhanced with an appreciation of the price of our common stock.

2006 Stock Option Plan.  Under the 2006 Stock Option Plan, certain management and key employees of the Company are granted a combination of time-based options and performance-based options to purchase common stock issued by us. Time-based options generally vest ratably over a five-year period on the anniversary of the date of the grant. Time-based options generally vest upon a change of control, subject to certain conditions, and both time-based and performance-based options expire ten years from the date of grant. A change of control would occur upon any transaction or occurrence immediately following which certain private equity funds affiliated with the Principal Shareholders, in the aggregate, cease to beneficially own securities of EDMC representing a majority of the outstanding voting power entitled generally to vote for the election of directors.

Performance-based options vest upon the attainment of specified returns on invested capital in EDMC by the private equity funds affiliated with the Principal Shareholders that invested in EDMC in connection with the Transaction. More specifically, performance-based options generally vest in 20% increments upon the Principal Shareholders’ realizing, through one or more “Realization Events”, multiples of their invested capital of two, two and a half, three, three and a half, and four. A minimum realized return multiple of two is required for any of the options to vest and all options vest if a return multiple of four is realized. For these purposes a “Realization Event” is any event or transaction (i) in which the Principal Shareholders receive cash or marketable securities in respect of their interest in shares of our common stock, including by means of a sale, exchange or other disposition of their interests in shares of our common stock (other than transfers by members of the Principal Shareholders to or among their respective affiliates) or dividends or other distributions from the Company to its shareholders or (ii) the first day after (a) the Principal Shareholders cease to own in the aggregate at least 30% of our outstanding voting securities, measured by voting power, and (b) the Principal Shareholders have, in the aggregate, disposed of at least 70% of their shares and have received cash or marketable securities for such shares. We granted these performance-based options to align even more closely the interests of our employees with those of our shareholders by tying the vesting of those options to the realization of target equity values by the Principal Shareholders. Because these options will not vest unless the Principal Shareholders receive certain multiples on their original investment, this drives our Named Executive Officers to increase our financial performance and stock value and liquidity, which benefits all of our shareholders, not just the Principal Shareholders.

Both the time-based and performance-based grants are subject to conditions under SFAS No. 123R that define certain events that must occur in order for the participants to receive fair market value for their options. As discussed below, prior to the consummation of this offering we will adopt an Omnibus Plan (as defined below) under which all future awards of stock options will be made. Accordingly, no further awards will be made under the 2006 Stock Option Plan. Awards that are outstanding under the 2006 Stock Option Plan as of the effective date of the Omnibus Plan will not be terminated, but instead will remain outstanding and will be administered under the terms of the 2006 Stock Option Plan.

Time-based options offer a retentive feature to our stock option program that satisfies an important program objective by providing continuity through business cycles as well as smoothing payout volatility. Time-based options also provide further alignment with shareholders through increased ownership levels. Performance-based options ensure both shareholder alignment and focus on business priorities, by clearly communicating what is most important in driving business performance and ultimately creating shareholder value. We believe that a performance-based option program focusing on returns on invested capital to the Principal Shareholders creates specific alignment with objectives for growth, profitability and shareholder value. We subjectively allocated the number of time-based and performance-based option grants to our Named Executive Officers in amounts that we believed would both retain the Named Executive Officers as well as motivate them to drive our financial performance. For more information about the stock option grants to our Named Executive Officers for fiscal 2007, see “— Grants of Plan-Based Awards”.

LTIC Plan.  We adopted a LTIC Plan in December 2006. We implemented the LTIC Plan principally to serve as another tool to align the interests of our employees with the interests of our shareholders by motivating them to increase share value by giving them the opportunity to benefit if our stock price rises, which increased share value is also the primary interest of our shareholders. Pursuant to the terms of the LTIC Plan, a bonus pool will be created after the occurrence of a “Realization Event” based on returns to the Principal Shareholders in excess of their initial investment. The size of the bonus pool can generally range from $2 million to $21 million, based on the Principal Shareholders realizing from two times their initial investment to four times their initial investment, provided that if the return realized by the Principal Shareholders exceeds four times their initial investment, the bonus pool will equal the product of 0.0075 and the aggregate proceeds in excess of the total capital invested in shares of our common stock by all EDMC shareholders. The amount of the bonus pool that an employee will be entitled to receive will be determined by multiplying the amount of the bonus pool by a fraction, the numerator of which is the total number of units held by the employee and the denominator of which is 1,000,000. Payments by us to the LTIC Plan will be in cash or, at the election of our Board of Directors, shares of our common stock. For purposes of the LTIC Plan, a “Realization Event” is the first day after (a) certain private equity funds affiliated with the Principal Shareholders cease to own in the aggregate at least 30% of our outstanding voting securities, measured by voting power, and (b) the Principal Shareholders have, in the aggregate, disposed of at least 70% of their shares and have received cash or marketable securities for such shares. None of our executive officers participated in the LTIC Plan during fiscal 2007.

Omnibus Long-Term Incentive Plan.  We intend to adopt the Education Management Corporation Omnibus Long-Term Incentive Plan, which we refer to as the Omnibus Plan, prior to consummation of this offering. The Board believes that our current plans have been effective in attracting and retaining key talent and in aligning the long-term interests of plan participants with those of our shareholders. The Board also believes that administering all future stock and other equity-based awards under a single plan will increase the efficiency and effectiveness of our long-term incentive programs, reduce administrative and regulatory costs, and allow greater transparency with respect to our equity compensation practices. In addition to consolidating future grants of all of our equity awards under one plan, the other purposes of the Omnibus Plan and awards thereunder are to motivate our executives to:

•	act in a manner that benefits the Company’s long-term performance;

•	further align their interests with that of other shareholders;

•	focus on return on capital; and

•	remain with the Company long-term.

By adding additional forms of awards eligible for grant, the Omnibus Plan will allow us more flexibility in structuring awards best designed to accomplish the above objectives. The Omnibus Plan will also enable us to offer more competitive total compensation packages to our executives and to better link executive compensation to our financial and business results.

The Omnibus Plan will make available to us other forms of equity awards that were not previously available under our 2006 Stock Option Plan or LTIC Plan. These other awards will include stock appreciation rights (“SARs”), restricted stock and restricted stock units (“RSUs”). In addition to stock options, which we have granted in the past, these types of long-term incentive awards were selected to provide the flexibility to create a program that addresses different aspects of long-term performance — stock price appreciation and solid financial performance. In general, stock options and SARS provide actual economic value to the holder if the price of our stock has increased from the grant date at the time the option is exercised. In contrast, restricted stock and RSUs generally convert to shares when they vest, so they will have a gross value at that time equal to the then-current market value. While stock options and SARs motivate executive officers by allowing them to benefit from upside stock appreciation, restricted stock and RSUs assist the company in retaining executive officers because they will have value even if our stock price declines or stays flat.

As a result of our adoption of the Omnibus Plan, the 2006 Stock Option Plan will be frozen such that no further awards will be made under such plan, although the 2006 Option Plan will remain in existence as a separate plan. Awards that are outstanding under the 2006 Stock Option Plan as of the effective date of the Omnibus Plan will not be terminated, but instead will remain outstanding and will be administered under the terms of the existing 2006 Stock Option Plan. In connection with this offering, we intend to grant           exercisable for           shares in the aggregate under the Omnibus Plan. For more information about the terms of the Omnibus Plan, see “Omnibus Long-Term Incentive Plan” below.

Benefits and Perquisites

We offer a variety of health and welfare programs to all eligible employees, including the Named Executive Officers. The Named Executive Officers generally are eligible for the same benefit programs on the same basis as the rest of the Company’s employees, including medical and dental care coverage, life insurance coverage, short-and long-term disability and a 401(k) plan. In addition, we maintain a nonqualified deferred compensation plan that is available to all key executives, officers and certain other employees. For a description of the terms of this plan, as well as information about the account balances held by each of the Named Executive Officers, see “Nonqualified Deferred Compensation” below.

We also offer to certain executives limited perquisites as a method of compensation and provide executive officers with only those perquisites that we believe are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. The perquisites provided to the Named Executive Officers include reimbursement of relocation expenses, reimbursement for personal airplane usage and related tax gross-ups and are quantified in the Summary Compensation Table below.

Executive Compensation

The following table sets forth information regarding the compensation paid to John R. McKernan, Jr., our Executive Chairman, Todd S. Nelson, our President and Chief Executive Officer, Edward H. West, our Chief Financial Officer, and our other three most highly compensated executive officers during fiscal 2007. These six persons are collectively referred to as our “Named Executive Officers” in this prospectus.

SUMMARY COMPENSATION TABLE

							Change in
							Pension
							Value and
						Non-Equity	Non-Qualified
					Option	Incentive	Deferred
	Fiscal			Stock	Award	Plan	Compensation	All Other
	Year	Salary	Bonus(10)	Award	(s)(1)	Payments	Earnings	Compensation		Total

John R. McKernan, Jr.(2)	2007	$553,466	$157,059	—	—	$785,297	—	$60,254	(3)	$1,556,076
Executive Chairman
Todd S. Nelson(4)	2007	177,692	65,442	—	—	327,208	—	31,839	(5)	602,180
President and Chief Executive Officer
Edward H. West	2007	450,000	128,503	—	—	642,516	—	56,970	(6)	1,277,989
Chief Financial Officer
John M. Mazzoni	2007	297,061	60,507	—	—	302,535	—	25,173	(7)	685,276
President, The Art Institutes
John T. South, III	2007	296,885	41,034	—	—	328,275	—	180,890	(8)	847,084
Chancellor, South University and Chairman of the Board of Directors, Argosy University
Stephen J. Weiss	2007	294,185	33,807	—	—	416,193	—	20,201	(9)	764,386
President, EDMC Online Higher Education

(1)	The Company did not record any expense for options under SFAS No. 123R during fiscal 2007, due to restrictions on option holders’ ability to receive value on their stock option grants until certain performance conditions are achieved. If we had recorded option expense under SFAS No. 123R, we would have recorded expense for the time-vested options of $762,249 for Mr. McKernan, $611,540 for Mr. Nelson, $314,916 for Mr. West, $108,064 for Mr. Mazzoni, $72,805 for Mr. South and $144,140 for Mr. Weiss. A description of the Company’s analysis of

SFAS No. 123R expense is set forth in Note 13 to the accompanying audited consolidated financial statements.

(2)	Mr. McKernan also served as our Chief Executive Officer until February 2007, when Mr. Nelson was hired as Chief Executive Officer and President.

(3)	Includes the Company’s match to Mr. McKernan’s 401(k) contribution ($10,137), the amount paid to the Company’s Deferred Compensation Plan on Mr. McKernan’s behalf due to a limitation on the Company’s match to the 401(k) plan under Internal Revenue Code limitations ($47,795), and the dollar value of life insurance premiums we paid with respect to term life insurance for the benefit of Mr. McKernan.

(4)	Mr. Nelson became the Company’s Chief Executive Officer in February 2007. The amounts included in this table for Mr. Nelson reflect compensation paid from February to June 2007.

(5)	Includes the reimbursement for housing in Pittsburgh, Pennsylvania, reimbursement for travel to and from Pittsburgh, Pennsylvania, a tax gross-up payment for the housing and travel reimbursements ($10,806) and the dollar value of life insurance premiums we paid with respect to term life insurance for the benefit of Mr. Nelson.

(6)	Includes the reimbursement for housing in Pittsburgh, Pennsylvania, reimbursement for travel to and from Pittsburgh, Pennsylvania, a tax gross-up payment for the housing and travel reimbursements ($15,533) and the dollar value of life insurance premiums we paid with respect to term life insurance for the benefit of Mr. West. A description of our purchase of Mr. West’s house pursuant to our employee relocation policy is included in “Certain Relationships and Related Transactions and Director Independence” below.

(7)	Includes the Company’s match to Mr. Mazzoni’s 401(k) contribution, the amount paid to the Company’s Deferred Compensation Plan on Mr. Mazzoni’s behalf due to a limitation on the Company’s match to the 401(k) plan under Internal Revenue Code limitations ($16,305), and the dollar value of life insurance premiums we paid with respect to term life insurance for the benefit of Mr. Mazzoni.

(8)	Includes the Company’s match to Mr. South’s 401(k) contribution ($10,881), the amount paid to the Company’s Deferred Compensation Plan on Mr. South’s behalf due to a limitation on the Company’s match to the 401(k) plan under Internal Revenue Code limitations ($16,311), reimbursement for use of Mr. South’s personal plane for business travel ($142,999), reimbursement for membership of several social clubs and the dollar value of life insurance premiums we paid with respect to term life insurance for the benefit of Mr. South.

(9)	Includes the Company’s match to Mr. Weiss’ 401(k) contribution, the amount paid to the Company’s Deferred Compensation Plan on Mr. Weiss’s behalf due to a limitation on the Company’s match to the 401(k) plan under Internal Revenue Code limitations ($13,115), and the dollar value of life insurance premiums we paid with respect to term life insurance for the benefit of Mr. Weiss.

(10)	Amounts in this column represent discretionary bonuses paid under the MICP.

Grants of Plan-Based Awards

The following table provides information regarding plan-based awards granted to the Named Executive Officers during fiscal 2007.

										All Other
									All Other	Option
									Stock	Awards:
		Estimated Possible			Estimated Future Payouts				Awards:	Number of			Grant
		Payouts Under Non-Equity			Under Equity Incentive Plan				Number of	Shares of			Date Fair
		Incentive Plan Awards(7)			Awards				Shares of	Stock or		Exercise	Value of
		Threshold	Target	Maximum	Threshold	Target		Maximum	Stock or	Underlying		Price	Option
	Grant Date	($)	($)	($)	(#)	(#)		(#)	Units (#)	Options		($/share)	Awards(6)

John R. McKernan, Jr.	8/01/2006	—	—	—	—	—		—	—	171,052	(1)	$50.00	$4,195,906
	8/01/2006	—	—	—	—	171,053	(2)	—	—	—		$50.00	$1,613,030
		—	$942,356	—	—	—		—	—	—		—	—
Todd S. Nelson	3/9/2007	—	—	—	—	—		—	—	282,101	(3)	$55.00	$8,426,357
	3/9/2007	—	—	—	—	282,102	(4)	—	—	—		$55.00	$2,959,250
	3/30/2007	—	—	—	—	—		—	—	25,000	(3)	$55.00	$746,750
		—	$392,649	—	—	—		—	—	—		—	—
Edward H. West	8/1/2006	—	—	—	—	—		—	—	68,421	(5)	$50.00	$1,678,367
	8/1/2006	—	—	—	—	68,421	(4)	—	—	—		$50.00	$645,210
	6/28/2007	—	—	—	—	—		—	—	10,263	(3)	$60.00	$432,893
	6/28/2007	—	—	—	—	10,263	(4)	—	—	—		$60.00	$168,621
		—	$771,019	—	—	—		—	—	—		—	—
John M. Mazzoni	12/5/2006	—	—	—	—	—		—	—	33,100	(5)	$50.00	$896,348
	12/5/2006	—	—	—	—	33,100	(4)	—	—	—		$50.00	$322,394
	6/28/2007	—	—	—	—	—		—	—	4,965	(3)	$60.00	$209,424
	6/28/2007	—	—	—	—	4,965	(4)	—	—	—		$60.00	$81,575
		—	$363,042	—	—	—		—	—	—		—	—
John T. South, III	12/5/2006	—	—	—	—	—		—	—	22,300	(5)	$50.00	$603,884
	12/5/2006	—	—	—	—	22,300	(4)	—	—	—		$50.00	$217,202
	6/28/2007	—	—	—	—	—		—	—	3,345	(3)	$60.00	$141,092
	6/28/2007	—	—	—	—	3,345	(4)	—	—	—		$60.00	$54,958
		—	$$369,309	—	—	—		—	—	—		—	—
Stephen J. Weiss	12/5/2006	—	—	—	—	—		—	—	44,150	(5)	$50.00	$1,195,582
	12/5/2006	—	—	—	—	44,150	(4)	—	—	—		$50.00	$430,021
	6/28/2007	—	—	—	—	—		—	—	6,622	(3)	$60.00	$279,316
	6/28/2007	—	—	—	—	6,623	(4)	—	—	—		$60.00	$108,816
		—	$450,000	—	—	—		—	—	—		—	—

(1)	Represents time vested stock options that vest on a monthly basis over a five-year term. Mr. McKernan forfeited 46,750 of his time vested stock options on December 31, 2007, the effective date of the “transition event” under his employment agreement.

(2)	Represents performance vested stock options that vest based on investment returns to the private equity funds affiliated with the Principal Shareholders which invested in EDMC in connection with the Transaction. The material terms of these performance vested stock options are described in the “Compensation Discussion and Analysis” above. Mr. McKernan will forfeit 46,755 of his performance vested stock options on December 31, 2007, the effective date of the “transition event” under his employment agreement.

(3)	Represents time vested stock options, twenty percent of which vest on the first five anniversaries of the date of grant.

(4)	Represents performance vested stock options that vest based on investment returns to the private equity funds affiliated with the Principal Shareholders which invested in EDMC in connection with the Transaction. The material terms of these performance vested stock options are described in the “Compensation Discussion and Analysis” above.

(5)	Represents time vested stock options, twenty percent of which vested on June 1, 2007 and twenty percent of which vests on June 1 of the next four years.

(6)	Computed based on SFAS No. 123R fair value of option grant.

(7)	Each of the “Non-Equity Incentive Plan Awards” reported in this column were granted under the Company’s Management Incentive Compensation Plan. The material terms of these incentive awards are described in the “Compensation Discussion and Analysis” above.

Employment Agreements

We have entered into employment agreements with all our executive officers and certain other senior managers. The agreements were designed to retain executives and provide continuity of management in the event of an actual or threatened change of control. In addition, under the terms of the option awards made to executives, acceleration of vesting of options occurs if a change of control takes place or due to certain other termination events. These arrangements and potential post-employment termination compensation payments are described in more detail in the section entitled “Potential Payments Upon Termination or Change of Control” below.

McKernan Employment Agreement.  Effective as of June 1, 2006, we entered into an employment agreement with Mr. McKernan, which was modified on February 13, 2007 and June 28, 2007 (the “McKernan Agreement”). The McKernan Agreement cancelled and superseded Mr. McKernan’s prior employment agreement, dated as of August 5, 2003. Mr. McKernan became our Executive Chairman in February 2007 when Mr. Nelson was hired as Chief Executive Officer and President. The McKernan Agreement provides that Mr. McKernan will receive an annual salary of $550,000, subject to review and discretionary increases by the Board of Directors, a target bonus of 125% of his annual salary and other employee benefits under the various benefit plans and programs we maintain for our employees. As of December 31, 2007, a “transition event” will be deemed to occur under the McKernan Agreement and Mr. McKernan’s annual salary will decrease by 40% and he will forfeit 40% of his nonvested stock options. Mr. McKernan will decrease his hours worked on behalf of the Company once the transition event occurs and will be permitted to undertake other engagements that do not interfere with his obligations to the Company.

The McKernan Agreement is for a five-year term. We may terminate the McKernan Agreement with or without cause and Mr. McKernan may resign in each case, other than a termination for cause, upon 30 days’ advance written notice to the other party. Under the McKernan Agreement, cause means (i) Mr. McKernan’s willful and continued failure to use his best efforts to perform his reasonably assigned duties (other than on account of disability); (ii) Mr. McKernan is indicted for, convicted of, or enters a plea of guilty or nolo contendere to, (x) a felony or (y) a misdemeanor involving moral turpitude; (iii) in carrying out his duties under the McKernan Agreement, Mr. McKernan engages in (x) gross negligence causing material harm to EDMC, its business or reputation, (y) willful and material misconduct or (z) willful and material breach of fiduciary duty; or (iv) Mr. McKernan willfully and materially breaches (x) the restrictive covenants described in the McKernan Agreement or (y) certain material written policies of EDMC, as in effect on the date of the McKernan Agreement.

If Mr. McKernan is terminated during his term other than for cause (as defined in the McKernan Agreement), or by Mr. McKernan for good reason, Mr. McKernan is entitled to a lump sum severance payment of (i) one and one-half times (or three times if the date of termination is within the first two-year period, or if it is in anticipation of or within two years following a change of control, as defined in the 2006 Stock Option Plan) the sum of his base salary plus the target annual bonus, and (ii) a pro-rata annual bonus based on his target annual bonus. “Good reason”, as that term is used above, includes (a) any material diminution of authorities, titles or offices, (b) any change in the reporting structure such that Mr. McKernan reports to someone other than the Board of Directors, (c) a relocation of primary place of employment by more than 50 miles, (d) a material breach of ours of any material obligation to Mr. McKernan, and (e) any failure of ours to obtain the assumption in writing of its obligation to perform the McKernan Agreement by any successor following any merger, consolidation, sale or similar transaction, except where the assumption occurs by operation of law.

The McKernan Agreement contains non-competition, non-solicitation and confidentiality covenants. The non-competition provision continues for a period of twenty-four months following termination of employment. Mr. McKernan also purchased $3,000,000 of our common stock pursuant to a purchase agreement with the Principal Shareholders.

Nelson Employment Agreement.  On February 8, 2007, we entered into an employment agreement (the “Nelson Agreement”) with Mr. Nelson pursuant to which Mr. Nelson serves as the Chief Executive Officer and President of the Company and as a Director of the Company.

The Nelson Agreement is for a term of three years ending on February 20, 2010 and is subject at the end of that initial term to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 180 days prior to the end of the applicable term. Under the terms the agreement, Mr. Nelson receives a base salary of $550,000 and a target bonus of 125% of his base salary. The salary and target bonus percentages will be reviewed annually and may be adjusted upward by the Board of Directors. Mr. Nelson will also receive other employee benefits under the various benefit plans and programs the Company maintains for its employees.

The Company may terminate the Nelson Agreement with or without cause and Mr. Nelson may resign upon 30 days’ advance written notice to the other party, except that no notice is required upon termination by the Company for cause. Under the Nelson Agreement, cause means (i) Mr. Nelson’s willful and continued failure to use his best efforts to perform his reasonably assigned duties (other than on account of disability); (ii) Mr. Nelson is indicted for, convicted of, or enters a plea of nolo contendere to, (x) a felony or (y) a misdemeanor involving moral turpitude; (iii) in carrying out his duties under the Nelson Agreement, Mr. Nelson engages in (x) gross negligence causing material harm to us or our business or reputation, (y) willful and material misconduct or (z) willful and material breach of fiduciary duty; (iv) Mr. Nelson willfully and materially breaches (x) the restrictive covenants described in the Nelson Agreement or (y) certain material written policies, as in effect on the Effective Date; or (v) Mr. Nelson is named in and receives a Wells Notice or is notified by the U.S. Department of Justice or U.S. Attorney’s Office that he has been designated a “target” of an investigation by either of them.

Upon the termination of Mr. Nelson’s employment for any reason, Mr. Nelson will continue to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If Mr. Nelson is terminated during the term of the Nelson Agreement other than for cause, or if Mr. Nelson terminates his employment for good reason, Mr. Nelson is entitled to a lump sum severance payment equal to (i) 1.5 times the sum of his annual base salary plus his target annual bonus, and (ii) a pro-rated annual bonus based on his target annual bonus. In the event that such termination without cause or for good reason is in anticipation of or within two years following a change of control, as defined in the 2006 Stock Option Plan, the lump sum paid to Mr. Nelson will equal (y) 3.0 times the sum of his base salary plus the target annual bonus, and (z) a pro-rated annual bonus based on his target annual bonus. “Good Reason”, as that term is used above, generally includes (a) any material diminution in Mr. Nelson’s responsibilities or titles, or the assignment to him of duties that materially impair his ability to perform the duties normally assigned to an executive in his role at a corporation of the size and nature of the Company; (b) any change in the reporting structure so that Mr. Nelson does not report to the Board of Directors; (c) any relocation of the Company’s principal office to a location more than fifty (50) miles from Pittsburgh, Pennsylvania following Mr. Nelson’s relocation to the metropolitan Pittsburgh area; (d) a material breach by the Company of any material obligation to Mr. Nelson; or (e) in the event of a change of control, any failure of the Company to obtain written agreement of the successor to the Company to perform the Company’s obligations under the Nelson Agreement. If the Company terminates the agreement effective upon expiration of the term with timely notice to Mr. Nelson, and Mr. Nelson elects to terminate his employment within 30 days after the end of the term, then such termination will be treated as a termination without cause under the Nelson Agreement.

The Nelson Agreement also includes non-competition, non-solicitation and confidentiality covenants. The non-competition provision continues for a period of 12 months following termination of employment while the non-solicitation period continues for 24 months following termination of employment. Mr. Nelson purchased $10,000,000 of our common stock pursuant to the Nelson Agreement.

We also agreed to reimburse Mr. Nelson for housing in Pittsburgh, Pennsylvania and periodic round trips to Phoenix, Arizona and Salt Lake City, Utah through June 2009.

West Employment Agreement.  Effective as of June 1, 2006, we entered into an employment agreement with Mr. West, dated as of June 1, 2006 (the “West Agreement”), under which Mr. West serves as our Executive Vice President and Chief Financial Officer. The West Agreement is for a term of three years ending on June 1, 2009 and is subject at the end of that initial term to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 180 days prior to any renewal date. Mr. West currently receives a base salary at an annual rate of $450,000, which is reviewed annually and may be adjusted upward by the Board of Directors, plus a target bonus of 125% of his annual salary and other employee benefits under the various benefit plans and programs we maintain for our employees.

Mr. West also purchased $500,000 of EDMC common stock pursuant to a purchase agreement with the Principal Shareholders.

We may terminate the West Agreement with or without cause and Mr. West may resign in each case, other than a termination for cause, upon 30 days advance written notice to the other party. Under the West Agreement, cause means (i) Mr. West’s willful and continued failure to use his best efforts to perform his reasonably assigned duties (other than on account of disability); (ii) Mr. West is indicted for, convicted of, or enters a plea of guilty or nolo contendere to, (x) a felony or (y) a misdemeanor involving moral turpitude; (iii) in carrying out his duties under the West Agreement, Mr. West engages in (x) gross negligence causing material harm to us or our business or reputation, (y) willful and material misconduct or (z) willful and material breach of fiduciary duty; or (iv) Mr. West willfully and materially breaches (x) the restrictive covenants described in the West Agreement or (y) certain material written policies of EDMC, as in effect on the Effective Date.

Upon an eligible termination for any reason, Mr. West will continue to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. Under the West Agreement, if Mr. West is terminated during his term other than for cause, or by Mr. West for good reason, Mr. West is entitled to a lump sum severance payment of (i) one and one-half times (or two times if the date of termination is in anticipation of or within two years following a change of control, as defined in the 2006 Stock Option Plan) the sum of Mr. West’s base salary plus the target annual bonus and (ii) a pro-rata annual bonus based on his target annual bonus. “Good reason”, as that term is used above, includes (a) any material diminution of authorities, titles or offices, (b) any change in the reporting structure such that Mr. West reports to someone other than the Chief Executive Officer, (c) a relocation of primary place of employment by more than 50 miles, (d) a material breach of ours of any material obligation to Mr. West and (e) any failure of ours to obtain the assumption in writing of its obligation to perform the West Agreement by any successor following a change of control. If we terminate the agreement effective upon expiration of the term with timely notice to Mr. West, and Mr. West elects to terminate his employment within 30 days after the end of the term, then such termination will be treated as a termination without cause under the West Agreement.

The West Agreement contains non-competition, non-solicitation and confidentiality covenants. The non-competition provision continues for a period of 18 months following termination of employment. The West Agreement provides that we will reimburse Mr. West for housing in Pittsburgh, Pennsylvania and weekly round trips to Philadelphia, Pennsylvania through August 2007 unless Mr. West earlier relocates to Pittsburgh, Pennsylvania. We also agreed to bear the cost of Mr. West’s relocation to Pittsburgh, Pennsylvania in accordance with our relocation policy.

Other Executive Employment Agreements.  The employment agreements with Messrs. Mazzoni, South and Weiss include the following terms:

•	A three-year term commencing December 7, 2006, with one-year automatic renewals unless terminated on 180 days advance notice, provided that if we terminate the agreement effective upon expiration of the term with timely notice to executive, and the executive elects to terminate his employment within 30 days after the end of the term, then such termination will be treated as a termination without cause under the employment agreement;

•	An annual base salary which is reviewed annually and may be adjusted upward by the Board of Directors, plus a target bonus based on a percentage of the executive’s annual salary;

•	Employee benefits under the various benefit plans and programs we maintain for our employees;

•	Participation in the EDMC stock option plan;

•	Monthly salary and bonus payments for 12 months (18 months in the case of Mr. Weiss) upon a termination without “cause” or a resignation for “good reason”, provided that the period of monthly payments increases to two years if the termination without cause or resignation for good reason if the date of termination is in anticipation of or within two years following a change of control, as defined in the 2006 Stock Option Plan;

•	Cause means (i) the individual’s willful and continued failure to use his best efforts to perform his reasonably assigned duties (other than on account of disability); (ii) the individual is indicted for, convicted of, or enters a plea of guilty or nolo contendere to, (x) a felony or (y) a misdemeanor involving moral turpitude; (iii) the individual engages in (x) gross negligence causing material harm to us or our business or reputation, (y) willful and material misconduct or (z) willful and material breach of fiduciary duty; or (iv) the individual willfully and materially breaches (x) the restrictive covenants described in his respective agreement or (y) certain material written policies, as in effect on the Effective Date;

•	Good reason means the occurrence of any of the following events without either the individual’s prior written consent or full cure within 30 days after he gives written notice to us describing the event and requesting cure: (i) the reassignment to the individual to a position that is not a corporate officer level position or the assignment to the individual of duties that are not consistent with such corporate officer level position; (ii) any relocation of the individual’s principal place of employment; (iii) any material breach by us or any of our affiliates of any material obligation to the individual; or (iv) any failure of us to obtain the assumption in writing of its obligation to perform his respective agreement by any successor to all or substantially all of our assets within 15 days after any merger, consolidation, sale or similar transaction, except where such assumption occurs by operation of law;

•	Noncompetition, confidentiality and nonsolicitation restrictive covenants for a period of 12 months after termination of employment;

•	In the event of the executive’s disability, continuation of all compensation and benefits through the earlier to occur of the next anniversary of the date of the employment agreement or the date of the executive’s death, provided that the obligation to pay the executive’s base salary will be reduced by the amounts paid to the executive under any long-term disability insurance plan that we sponsor or otherwise maintain and that in no event will our the total annual obligation base salary payments to the executive be greater than an amount equal to two-thirds of the executive’s base salary; and

•	In the event of the executive’s death, six months of salary, a pro-rata bonus for the year of death and six months of bonus payments based on the higher of (i) the average bonus paid to the executive in each of the last three years, and (ii) the bonus paid to the executive in the most recent 12 month period (annualized for any partial year payments).

In addition, Mr. South’s employment agreement provides that we will reimburse him for membership fees at certain social clubs and for up to $160,000 in expenses associated with the use of his personal plane for business purposes. The definition of “good reason” in each of the executive’s employment agreements includes (i) the reassignment of the executive to a position that is not a corporate officer level position or the assignment to the executive of duties that are not consistent with such corporate officer level position, (ii) a relocation of the executive’s primary place of employment by more than 50 miles, (iii) a material breach of ours of any material obligation to the executive and (iv) any failure of ours to obtain the assumption in writing of its obligation to perform the employment agreement by any successor following a change of control. In addition, Mr. South’s employment agreement allows him to terminate the agreement for good reason (a) upon a change in the control or structure of the Company or South University which materially and adversely impacts his ability to satisfy the terms of an Escrow Agreement we entered into with him in connection with his sale of South University to us, and (b) his removal as Chancellor of South University.

The time vested stock option agreements entered into with each of our executive officers provide for additional vesting in the event that the executive is terminated without cause or resigns for good reason prior to the executive’s time vested options becoming fully vested.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information regarding outstanding stock options and restricted stock held by the Named Executive Officers at June 30, 2007.

	Option Awards								Stock Awards
												Equity
											Equity	Incentive
					Equity						Incentive	Plan Awards:
					Incentive						Plan Awards:	Market or
					Plan Awards:					Market	Number of	Payout Value
	Number of		Number of		Number of				Number of	Value of	Unearned	of Unearned
	Securities		Securities		Securities				Shares or	Shares or	Shares, Units	Shares, Units
	Underlying		Underlying		Underlying				Units of	Units of	or Other	or Other
	Unexercised		Unexercised		Unexercised		Option	Option	Stock That	Stock That	Rights That	Rights That
	Options (#)		Options (#)		Unearned		Exercise	Expiration	Have Not	Have Not	Have Not	Have Not
	Exercisable		Unexercisable		Options (#)		Price ($)	Date	Vested (#)	Vested ($)	Vested (#)	Vested ($)

John R. McKernan, Jr.	37,069	(1)	133,983	(1)	—		$50.00	5/31/2016	—	—	—	—
	—		—		171,053	(2)	50.00	5/31/2016	—	—	—	—
Todd S. Nelson	—		282,101	(3)	—		55.00	3/8/2017	—	—	—	—
	—		—		282,102	(4)	55.00	3/8/2017	—	—	—	—
	—		25,000	(5)	—		55.00	3/29/2017	—	—	—	—
Edward H. West	13,684	(6)	54,737	(6)	—		50.00	5/31/2016	—	—	—	—
	—		—		68,421	(4)	50.00	5/31/2016	—	—	—	—
	—		10,263	(7)	—		60.00	6/27/2017	—	—	—	—
	—		—		10,263	(4)	60.00	6/27/2017	—	—	—	—
John M. Mazzoni	6,620	(6)	26,480	(6)	—		50.00	5/31/2016	—	—	—	—
	—		—		33,100	(4)	50.00	5/31/2016	—	—	—	—
	—		4,965	(7)	—		60.00	6/27/2017	—	—	—	—
	—		—		4,965	(4)	60.00	6/27/2017	—	—	—	—
John T. South, III	4,460	(6)	17,840	(6)	—		50.00	5/31/2016	—	—	—	—
	—		—		22,300	(4)	50.00	5/31/2016	—	—	—	—
	—		3,345	(7)	—		50.00	6/27/2017	—	—	—	—
	—		—		3,345	(4)	60.00	6/27/2017	—	—	—	—
Stephen J. Weiss	8,830	(6)	35,320	(6)	—		60.00	5/31/2016	—	—	—	—
	—		—		44,150	(4)	50.00	5/31/2016	—	—	—	—
	—		6,622	(7)	—		60.00	6/27/2017	—	—	—	—
	—		—		6,623	(4)	60.00	6/27/2017	—	—	—	—

(1)	Represents time vested stock options that vest on a monthly basis over a five-year term. Mr. McKernan forfeited 46,750 of his time vested stock options on December 31, 2007, the effective date of the “transition event” under his employment agreement.

(2)	Represents performance vested stock options that vest based on investment returns to the private equity funds affiliated with the Principal Shareholders which invested in EDMC in connection with the Transaction. Mr. McKernan will forfeit 46,755 of his performance vested stock options on December 31, 2007, the effective date of the “transition event” under his employment agreement.

(3)	Represents time-based stock options which vest over a five-year period with twenty percent vesting on March 9, 2008, one year from the date of grant, and twenty percent vesting on each of the next four anniversaries of the date of grant.

(4)	Represents performance vested stock options that vest based on investment returns to the private equity funds affiliated with the Principal Shareholders which invested in EDMC in connection with the Transaction.

(5)	Represents time-based stock options which vest over a five-year period with twenty percent vesting on March 30, 2008, one year from the date of grant, and twenty percent vesting on each of the next four anniversaries of the date of grant.

(6)	Represents time-based stock options, twenty percent of which vested on June 1, 2007 and twenty percent of which vests on June 1 of the next four years.

(7)	Represents time-based stock options which vest over a five-year period with twenty percent vesting on June 28, 2008, one year from the date of grant, and twenty percent vesting on each of the next four anniversaries of the date of grant.

Option Exercises and Stock Vested

None of the Named Executive Officers exercised any stock options during fiscal 2007.

Pension Benefits

None of the Named Executive Officers receive pension benefits.

Nonqualified Deferred Compensation

The following table sets forth the nonqualified deferred compensation received by the Named Executive Officers during fiscal 2007.

	Executive	Registrant	Aggregate
	Contributions	Contributions	Earnings	Aggregate	Aggregate
	in Fiscal	in Fiscal	in Fiscal	Withdrawals/	Balance at
	2007	2007*	2007	Distributions	6/30/07

John R. McKernan, Jr.	$78,339	$47,795	$94,516	—	$650,720
Todd S. Nelson	—	—	—	—	—
Edward H. West	—	—	—	—	—
John M. Mazzoni	3,677	16,305	13,174	—	113,944
John T. South, III	—	16,311	1,371	—	44,390
Stephen J. Weiss	—	13,115	3,126	—	27,323

*	The amounts in this column are reported as compensation in the All Other Compensation column of the Summary Compensation Table.

We have a nonqualified deferred compensation plan for key executives, officers and certain other employees to allow compensation deferrals in addition to the amounts that may be deferred under the 401(k) plan. Participants in the deferred compensation plan may defer up to 100% of their annual cash compensation. While we do not match any portion of a participant’s contribution to the deferred compensation plan, participants who do not receive the full employer match on their contribution to the 401(k) plan due to Internal Revenue Code limitations on individual contributions to the 401(k) plan may have the matching contribution they would have received absent the Internal Revenue Code limitation contributed to the deferred compensation plan on their behalf. We currently match 100% of employee contributions to the 401(k) plan for up to 3% of compensation and 50% of employee contributions between 4% and 6% of compensation. The investment options available in the deferred compensation plan are similar to those offered in the 401(k) plan, except that one managed investment fund available to participants in the 401(k) plan is not an investment option for the deferred compensation plan. Plan benefits are paid from our assets.

Potential Payments Upon Termination or Change of Control

This section describes payments that may be made to the Company’s Named Executive Officers upon several events of termination, including termination in connection with a change of control, assuming the termination event occurred on June 30, 2007 (except as otherwise noted). All payments to an executive described below are conditioned on the executive’s execution, delivery and non-revocation of a valid and enforceable general release of claims.

We may terminate the employment agreements with each of the Named Executive Officers with or without cause and the executive may resign in each case, other than a termination for cause, upon 30 days’ advance written notice to the other party. Upon an eligible termination for any reason, the executive will continue to receive payment of any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements. If the executive is terminated for cause or if the executive terminates his employment other than for good reason, any annual bonus earned will be forfeited.

The term “good reason” for each executive employment agreement is described above under “Employment Agreements”.

The term “change in control” for each executive employment generally means a transaction or occurrence immediately following which the Principal Shareholders, in the aggregate, cease to beneficially own securities of the Company representing a majority of the outstanding voting power entitled generally to vote for the election of directors.

The term “cause” under each executive employment agreement generally means that the executive has engaged in any of a list of specified activities, including any of the following:

•	the willful failure to use best efforts to perform the executive’s employment duties;

•	the indictment for, conviction of or guilty plea to any felony or a misdemeanor involving moral turpitude;

•	gross negligence causing harm to the Company or willful and material misconduct or breach of fiduciary duty; or

•	the willful breach of certain restrictive covenants or written policies.

Other material terms of the employment agreements with the Named Executive Officers addressing payments upon termination or a change of control are as follows:

John R. McKernan, Jr.

If Mr. McKernan is terminated during his term other than for cause, or if Mr. McKernan terminates his employment for good reason, Mr. McKernan is entitled to a lump sum severance payment of (i) one and one-half times (or three times if the date of termination is within the first two-year period of the agreement, or if it is in anticipation of or within two years following a change in control) the sum of Mr. McKernan’s base salary plus the target annual bonus and (ii) a pro-rated annual bonus based on his target annual bonus.

In addition, the McKernan Agreement will terminate prior to its scheduled expiration date in the event of death or disability. In the event of Mr. McKernan’s death during the employment term, we will continue to pay any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements in addition to a pro-rated annual bonus payment based on his target annual bonus for the year of such termination.

Todd S. Nelson

If Mr. Nelson is terminated by the Company other than for cause, or if Mr. Nelson terminates his employment with good reason, Mr. Nelson is entitled to a lump sum severance payment equal to (i) 1.5 times (or three times if the termination is in anticipation of or within two years after a change in control) the sum of his annual base salary plus his target annual bonus, and (ii) a pro-rated annual bonus based on his target annual bonus. Mr. Nelson is also entitled to reimbursement for COBRA premiums in the amount of COBRA premiums charged to Mr. Nelson minus the amount charged to actively employed senior executives for like coverage not to exceed 18 months.

In addition, the Nelson Agreement will terminate prior to its scheduled expiration date in the event of Mr. Nelson’s death or disability. In the event of his death or disability during the employment term, the Company will pay Mr. Nelson or his estate, as applicable, in addition to any accrued unpaid amounts, his pro-rated annual bonus for the year of such termination.

Edward H. West

If Mr. West is terminated by the Company other than for cause, or if Mr. West terminates his employment with good reason, then Mr. West is entitled to a lump sum severance payment of (i) one and one-half times (or two times if the date of termination is in anticipation of or within two years following a change in control) the sum of Mr. West’s base salary plus the target annual bonus, and (ii) a pro-rated annual bonus based on his target annual bonus. Mr. West is also entitled to reimbursement for COBRA premiums, in the amount of COBRA premium charged to Mr. West minus the amount charged to actively employed senior executives for like coverage not to exceed 18 months.

In addition, the West Agreement will terminate prior to its scheduled expiration date in the event of death or disability. In the event of Mr. West’s death during the employment term, we will continue to pay any base salary earned but unpaid through the date of termination and any other payment or benefit to which he is entitled under the applicable terms of any applicable company arrangements in addition to a pro-rated annual bonus payment based on his target annual bonus for the year of such termination.

Agreements with Messrs. Mazzoni, South and Weiss

If any of Messrs. Mazzoni, South or Weiss is terminated by the Company other than for cause, or one of these executives terminates his employment with good reason, then the executive is entitled to severance payment of (i) one times for Messrs. Mazzoni and South and one and one-half times for Mr. Weiss (or two times for all three executives if the termination is in anticipation of or within two years following a change in control) the sum of the executive’s base salary plus the target annual bonus, and (ii) a pro-rated annual bonus based on his target annual bonus. Severance payments are made on a monthly basis except in the event of a termination in anticipation of or within two years following a change of control, in which case the payment will be made in a lump sum. Each executive is also entitled to continuation of welfare benefits minus the amount charged to actively employed senior executives for like coverage not to exceed 18 months.

In addition, the employment agreements with Messrs. Mazzoni, South or Weiss will terminate prior to its scheduled expiration date in the event of death or disability. In the event of the executive’s death during the employment term, we will continue to pay to the executive’s designee or his estate the executive’s base salary and pro rata target annual bonus for a period of six months in addition to a pro-rated annual bonus payment based on his target annual bonus for the year of such termination. In the event of the executive’s disability, the employment agreement will not terminate until the anniversary date of the agreement next following the date that the executive is determined to be disabled. For the period from the date the Executive is determined to be disabled through the earlier of the next anniversary date of the date of the employment agreement or the date of the executive’s death, we will continue to provide the executive all compensation and benefits provided for under the agreement, provided that our obligation to pay the executive’s base salary will be reduced by the amounts paid to the executive under any long-term disability insurance plan and our total annual obligation pay the executive’s base salary will not exceed two-thirds of the executive’s base salary.

Table of Benefits Upon Termination Events

The following tables show potential payments to the Named Executive Officers upon termination of employment assuming a June 30, 2007 termination date. In connection with the amounts shown in the table, stock option benefit amounts for each option as to which vesting will be accelerated upon the occurrence of the termination event is equal to the product of the number of shares underlying the option multiplied by the difference between the exercise price per share of the option and the estimated fair market value of the stock on June 30, 2007 determined by an independent valuation firm.

John R. McKernan, Jr.

			Change of
	Without Cause	For Cause or	Control or
	or for Good	Without Good	Sale of
	Reason	Reason	Business(1)	Disability	Death

Compensation:
Base Salary and Target Bonus(2)	$3,712,500	$—	$3,712,500	$—	$—
Target Bonus in Year of Termination	687,500	—	687,500	687,500	687,500
Stock Options(3)	2,637,587	926,725	4,276,300	926,725	926,725
Benefits and Perquisites:
Health and Welfare Benefits	—	—	—	—	—
Outplacement Services	—	—	—	—	—
Life Insurance Proceeds(4)	—	—	—	—	500,000
Disability Benefits(5)	—	—	—	—	—
Accrued Vacation Pay	8,461	8,461	8,461	8,461	8,461
Excise Tax and Gross-Up	—	—	—	—	—

Total:	$7,046,048	$935,186	$8,684,761	$1,622,686	$2,122,686

(1)	If a sale of a business occurs and the executive’s employment agreement is not assumed, then his termination is considered a resignation for good reason. If, however, a sale of a business occurs and the executive’s employment agreement is assumed but he chooses to terminate his employment, then the executive’s termination is considered a resignation without good reason. For purposes of the table, we have assumed that the executive is terminated without cause or terminates his employment for good reason after the occurrence of a change of control.

(2)	Consists of three times the sum of (i) fiscal 2007 base salary of $550,000 and (ii) fiscal 2007 target incentive bonus of $687,500.

(3)	Assumes fair market value of $75.00 per share. The executive’s time vested stock options become fully vested upon a change of control of EDMC. In the event that Mr. McKernan is terminated other than for cause or terminates his employment for good reason, his time vested stock options will continue to vest for an additional 24 months. In the event that the executive is terminated for cause, the executive’s right to exercise his stock options terminates upon the effectiveness of the termination while the executive may exercise any vested stock options during the 30 day period following termination of employment by the executive without good reason. For purposes of the table, we have assumed that the executive exercises his vested stock options prior to a termination for cause or within 30 days after a termination by the executive without good reason. Amount does not include any vesting of performance vested stock options because the minimum vesting of such options requires a return of at least twice the initial investment in EDMC by certain investors in EDMC in connection with the Transaction. Does not include the impact of any repurchase rights held by EDMC upon exercise of the stock options under our existing shareholders agreement.

(4)	Amount equals the proceeds payable upon the executive’s death under the Company’s group term life insurance policy which covers all employees. Does not include the proceeds of any supplemental life insurance purchased by the executive.

(5)	The Company does not provide a disability policy for employees. Does not include any disability benefits which the executive may be eligible for under a policy paid for by the executive.

Todd S. Nelson

				Change of
	Without Cause		For Cause or	Control or
	or for Good		Without Good	Sale of
	Reason		Reason	Business(1)		Disability	Death

Compensation:
Base Salary and Target Bonus	$1,856,250	(2)	$—	$3,712,500	(3)	$—	$—
Target Bonus in Year of Termination	257,813		—	257,813		257,813	257,813
Stock Options(4)	2,456,808		—	6,142,020		—	—
Benefits and Perquisites:
Health and Welfare Benefits(5)	11,371		—	11,371		—	—
Outplacement Services	—		—	—		—	—
Life Insurance Proceeds(6)	—		—	—		—	500,000
Disability Benefits(7)	—		—	—		—	—
Accrued Vacation Pay	8,462		8,462	8,462		8,462	8,462
Excise Tax and Gross-Up	—		—	—		—	—

Total:	$4,590,704		$8,462	$10,132,166		$266,275	$766,275

(1)	If a sale of a business occurs and the executive’s employment agreement is not assumed, then his termination is considered a resignation for good reason. If, however, a sale of a business occurs and the executive’s employment agreement is assumed but he chooses to terminate his employment, then the executive’s termination is considered a resignation without good reason. For purposes of the table, we have assumed that the executive is terminated without cause or terminates his employment for good reason after the occurrence of a change of control.

(2)	Consists of two times the sum of (i) fiscal 2007 base salary of $550,000 and (ii) fiscal 2007 target incentive bonus of $687,500.

(3)	Consists of three times the sum of (i) fiscal 2007 base salary of $550,000 and (ii) fiscal 2007 target incentive bonus of $687,500.

(4)	Assumes fair market value of $75.00 per share. The executive’s time vested stock options become fully vested upon a change of control of EDMC. In the event that Mr. Nelson is terminated other than for cause or terminates his employment for good reason, an additional 20% of his time vested stock options will vest on each of the next two anniversaries of the date of grant. In the event that the executive is terminated for cause, the executive’s right to exercise his stock options terminates upon the effectiveness of the termination while the executive may exercise any vested stock options during the 30 day period following termination of employment by the executive without good reason. For purposes of the table, we have assumed that the executive exercises his vested stock options prior to a termination for cause or within 30 days after a termination by the executive without good reason. Amount does not include any vesting of performance vested stock options because the minimum vesting of such options requires a return of at least twice the initial investment in EDMC by certain investors in EDMC in connection with the Transaction. Does not include the impact of any repurchase rights held by EDMC upon exercise of the stock options under our existing shareholders agreement.

(5)	Amount equals the Company’s estimated expense of providing the executive with COBRA health insurance benefits for 18 months after termination.

(6)	Amount equals the proceeds payable upon the executive’s death under the Company’s group term life insurance policy which covers all employees. Does not include the proceeds of any supplemental life insurance purchased by the executive.

(7)	The Company does not provide a disability policy for employees. Does not include any disability benefits which the executive may be eligible for under a policy paid for by the executive.

Edward H. West

				Change of
	Without Cause		For Cause or	Control or
	or for Good		Without Good	Sale of
	Reason		Reason	Business(1)		Disability	Death

Compensation:
Base Salary and Target Bonus	$1,518,750	(2)	$—	$2,025,000	(3)	$—	$—
Target Bonus in Year of Termination	562,500		—	562,500		562,500	562,500
Stock Options(4)	1,087,893		342,105	1,864,470		342,105	342,105
Benefits and Perquisites:
Health and Welfare Benefits(5)	11,371		—	11,371		—	—
Outplacement Services	—		—	—		—	—
Life Insurance Proceeds(6)	—		—	—		—	500,000
Disability Benefits(7)	—		—	—		—	—
Accrued Vacation Pay	—		—	—		—	—
Excise Tax and Gross-Up	—		—	—		—	—

Total:	$3,180,514		$342,105	$4,463,341		$904,605	$1,404,605

(1)	If a sale of a business occurs and the executive’s employment agreement is not assumed, then his termination is considered a resignation for good reason. If, however, a sale of a business occurs and the executive’s employment agreement is assumed but he chooses to terminate his employment, then the executive’s termination is considered a resignation without good reason. For purposes of the table, we have assumed that the executive is terminated without cause or terminates his employment for good reason after the occurrence of a change of control.

(2)	Consists of 1.5 times the sum of (i) fiscal 2007 base salary of $450,000 and (ii) fiscal 2007 target incentive bonus of $562,500.

(3)	Consists of two times the sum of (i) fiscal 2007 base salary of $450,000 and (ii) fiscal 2007 target incentive bonus of $562,500.

(4)	Assumes fair market value of $75.00 per share. The executive’s time vested stock options become fully vested upon a change of control of EDMC. In the event that Mr. West is terminated other than for cause or terminates his employment for good reason, an additional 20% of his time vested stock options will vest on each of the next two anniversaries of the date of grant. In the event that the executive is terminated for cause, the executive’s right to exercise his stock options terminates upon the effectiveness of the termination while the executive may exercise any vested stock options during the 30 day period following termination of employment by the executive without good reason. For purposes of the table, we have assumed that the executive exercises his vested stock options prior to a termination for cause or within 30 days after a termination by the executive without good reason. Amount does not include any vesting of performance vested stock options because the minimum vesting of such options requires a return of at least twice the initial investment in EDMC by certain investors in EDMC in connection with the Transaction. Does not include the impact of any repurchase rights held by EDMC upon exercise of the stock options under our existing shareholders agreement.

(5)	Amount equals the Company’s estimated expense of providing the executive with COBRA health insurance benefits for 18 months after termination.

(6)	Amount equals the proceeds payable upon the executive’s death under the Company’s group term life insurance policy which covers all employees. Does not include the proceeds of any supplemental life insurance purchased by the executive.

(7)	The Company does not provide a disability policy for employees. Does not include any disability benefits which the executive may be eligible for under a policy paid for by the executive.

John M. Mazzoni

				Change of
	Without Cause		For Cause or	Control or
	or for Good		Without Good	Sale of
	Reason		Reason	Business(1)		Disability		Death

Compensation:
Base Salary and Target Bonus	$570,000	(2)	$—	$1,140,000	(3)	$200,000	(4)	$285,000	(5)
Target Bonus in Year of Termination	270,000		—	270,000		270,000		270,000
Stock Options(6)	345,895		165,500	901,975		165,500		165,500
Benefits and Perquisites:
Health and Welfare Benefits(7)	7,580		—	7,580		7,580		—
Outplacement Services(8)	25,000		—	25,000		—		—
Life Insurance Proceeds(9)	—		—	—		—		500,000
Disability Benefits(10)	—		—	—		—		—
Accrued Vacation Pay	—		—	—		—		—
Excise Tax and Gross-Up	—		—	—		—		—

Total:	$1,218,475		$165,500	$2,344,555		$643,080		$1,220,500

(1)	If a sale of a business occurs and the executive’s employment agreement is not assumed, then his termination is considered a resignation for good reason. If, however, a sale of a business occurs and the executive’s employment agreement is assumed but he chooses to terminate his employment, then the executive’s termination is considered a resignation without good reason. For purposes of the table, we have assumed that the executive is terminated without cause or terminates his employment for good reason after the occurrence of a change of control.

(2)	Consists of the sum of (i) fiscal 2007 base salary of $300,000 and (ii) fiscal 2007 target incentive bonus of $270,000.

(3)	Consists of two times the sum of (i) fiscal 2007 base salary of $300,000 and (ii) fiscal 2007 target incentive bonus of $270,000.

(4)	Equals two-thirds of the executive’s base salary for fiscal 2007, the maximum amount of base salary the executive could receive under his employment agreement in the event that his employment is terminated due to a disability.

(5)	Consists of one-half of the sum of (i) fiscal 2007 base salary of $300,000 and (ii) fiscal 2007 target incentive bonus of $270,000.

(6)	Assumes fair market value of $75.00 per share. The executive’s time vested stock options become fully vested upon a change of control of EDMC. In the event that Mr. Mazzoni is terminated other than for cause or terminates his employment for good reason, an additional 20% of his time vested stock options will vest on the next anniversary of the date of grant. In the event that the executive is terminated for cause, the executive’s right to exercise his stock options terminates upon the effectiveness of the termination while the executive may exercise any vested stock options during the 30 day period following termination of employment by the executive without good reason. For purposes of the table, we have assumed that the executive exercises his vested stock options prior to a termination for cause or within 30 days after a termination by the executive without good reason. Amount does not include any vesting of performance vested stock options because the minimum vesting of such options requires a return of at least twice the initial investment in EDMC by certain investors in EDMC in connection with the Transaction. Does not include the impact of any repurchase rights held by EDMC upon exercise of the stock options under our existing shareholders agreement.

(7)	Amount equals the Company’s estimated expense of providing the executive with health and welfare benefits for 12 months after termination.

(8)	Amount equals the Company’s estimated expense of providing the executive with outplacement services upon termination. The executive may elect to receive a lump sum payment from the Company in lieu of receiving outplacement services.

(9)	Amount equals the proceeds payable upon the executive’s death under the Company’s group term life insurance policy which covers all employees. Does not include the proceeds of any supplemental life insurance purchased by the executive.

(10)	The Company does not provide a disability policy for employees. Does not include any disability benefits which the executive may be eligible for under a policy paid for by the executive.

John T. South, III

				Change of
	Without Cause		For Cause or	Control or
	or for Good		Without Good	Sale of
	Reason		Reason	Business(1)		Disability		Death

Compensation:
Base Salary and Target Bonus	$540,000	(2)	$—	$1,080,000	(3)	$200,000	(4)	$270,000	(5)
Target Bonus in Year of Termination	240,000		—	240,000		240,000		240,000
Stock Options(6)	233,035		111,500	607,675		111,500		111,500
Benefits and Perquisites:
Health and Welfare Benefits(7)	7,037		—	7,037		7,037		—
Outplacement Services(8)	25,000		—	25,000		—		—
Life Insurance Proceeds(9)	—		—	—		—		500,000
Disability Benefits(10)	—		—	—		—		—
Accrued Vacation Pay	3,462		3,462	3,462		3,462		3,462
Excise Tax and Gross-Up	—		—	—		—		—

Total:	$1,048,534		$114,962	$1,963,174		$561,999		$1,124,962

(1)	If a sale of a business occurs and the executive’s employment agreement is not assumed, then his termination is considered a resignation for good reason. If, however, a sale of a business occurs and the executive’s employment agreement is assumed but he chooses to terminate his employment, then the executive’s termination is considered a resignation without good reason. For purposes of the table, we have assumed that the executive is terminated without cause or terminates his employment for good reason after the occurrence of a change of control.

(2)	Consists of the sum of (i) fiscal 2007 base salary of $300,000 and (ii) fiscal 2007 target incentive bonus of $240,000.

(3)	Consists of two times the sum of (i) fiscal 2007 base salary of $300,000 and (ii) fiscal 2007 target incentive bonus of $240,000.

(4)	Equals two-thirds of the executive’s base salary for fiscal 2007, the maximum amount of base salary the executive could receive under his employment agreement in the event that his employment is terminated due to a disability.

(5)	Consists of one-half of the sum of (i) fiscal 2007 base salary of $300,000 and (ii) fiscal 2007 target incentive bonus of $240,000.

(6)	Assumes fair market value of $75.00 per share. The executive’s time vested stock options become fully vested upon a change of control of EDMC. In the event that Mr. South is terminated other than for cause or terminates his employment for good reason, an additional 20% of his time vested stock options will vest on the next anniversary of the date of grant. In the event that the executive is terminated for cause, the executive’s right to exercise his stock options terminates upon the effectiveness of the termination while the executive may exercise any vested stock options during the 30 day period following termination of employment by the executive without good reason. For purposes of the table, we have assumed that the executive exercises his vested stock options prior to a termination for cause or within 30 days after a termination by the executive without good reason. Amount does not include any vesting of performance vested stock options because the minimum vesting of such options requires a return of at least twice the initial investment in EDMC by certain investors in EDMC in connection with the Transaction. Does not include the impact of any repurchase rights held by EDMC upon exercise of the stock options under our existing shareholders agreement.

(7)	Amount equals the Company’s estimated expense of providing the executive with health and welfare benefits for 12 months after termination.

(8)	Amount equals the Company’s estimated expense of providing the executive with outplacement services upon termination. The executive may elect to receive a lump sum payment from the Company in lieu of receiving outplacement services.

(9)	Amount equals the proceeds payable upon the executive’s death under the Company’s group term life insurance policy which covers all employees. Does not include the proceeds of any supplemental life insurance purchased by the executive.

(10)	The Company does not provide a disability policy for employees. Does not include any disability benefits which the executive may be eligible for under a policy paid for by the executive.

Stephen J. Weiss

				Change of
	Without Cause		For Cause or	Control or
	or for Good		Without Good	Sale of
	Reason		Reason	Business(1)		Disability		Death

Compensation:
Base Salary and Target Bonus	$900,000	(2)	$—	$1,200,000	(3)	$200,000	(4)	$300,000	(5)
Target Bonus in Year of Termination	300,000		—	300,000		300,000		300,000
Stock Options(6)	461,366		220,750	1,203,080		220,750		220,750
Benefits and Perquisites:
Health and Welfare Benefits(7)	7,398		—	7,398		7,398		—
Outplacement Services(8)	25,000		—	25,000		—		—
Life Insurance Proceeds(9)	—		—	—		—		500,000
Disability Benefits(10)	—		—	—		—		—
Accrued Vacation Pay	5,769		5,769	5,769		5,769		5,769
Excise Tax and Gross-Up	—		—	—		—		—

Total:	$1,699,533		$226,519	$2,741,247		$733,917		$1,326,519

(1)	If a sale of a business occurs and the executive’s employment agreement is not assumed, then his termination is considered a resignation for good reason. If, however, a sale of a business occurs and the executive’s employment agreement is assumed but he chooses to terminate his employment, then the executive’s termination is considered a resignation without good reason. For purposes of the table, we have assumed that the executive is terminated without cause or terminates his employment for good reason after the occurrence of a change of control.

(2)	Consists of 1.5 times the sum of (i) fiscal 2007 base salary of $300,000 and (ii) fiscal 2007 target incentive bonus of $300,000.

(3)	Consists of two times the sum of (i) fiscal 2007 base salary of $300,000 and (ii) fiscal 2007 target incentive bonus of $300,000.

(4)	Equals two-thirds of the executive’s base salary for fiscal 2007, the maximum amount of base salary the executive could receive under his employment agreement in the event that his employment is terminated due to a disability.

(5)	Consists of one-half of the sum of (i) fiscal 2007 base salary of $300,000 and (ii) fiscal 2007 target incentive bonus of $300,000.

(6)	Assumes fair market value of $75.00 per share. The executive’s time vested stock options become fully vested upon a change of control of EDMC. In the event that Mr. Weiss is terminated other than for cause or terminates his employment for good reason, an additional 20% of his time vested stock options will vest on the next anniversary of the date of grant. In the event that the executive is terminated for cause, the executive’s right to exercise his stock options terminates upon the effectiveness of the termination while the executive may exercise any vested stock options during the 30 day period following termination of employment by the executive without good reason. For purposes of the table, we have assumed that the executive exercises his vested stock options prior to a termination for cause or within 30 days after a termination by the executive without good reason. Amount does not include any vesting of performance vested stock options because the minimum vesting of such options requires a return of at least twice the initial investment in EDMC by certain investors in EDMC in connection with the Transaction. Does not include the impact of any repurchase rights held by EDMC upon exercise of the stock options under our existing shareholders agreement.

(7)	Amount equals the Company’s estimated expense of providing the executive with health and welfare benefits for 12 months after termination.

(8)	Amount equals the Company’s estimated expense of providing the executive with outplacement services upon termination. The executive may elect to receive a lump sum payment from the Company in lieu of receiving outplacement services.

(9)	Amount equals the proceeds payable upon the executive’s death under the Company’s group term life insurance policy which covers all employees. Does not include the proceeds of any supplemental life insurance purchased by the executive.

(10)	The Company does not provide a disability policy for employees. Does not include any disability benefits which the executive may be eligible for under a policy paid for by the executive.

Non-Employee Director Compensation Plan

On          , our Board of Directors approved a plan for annual compensation for our non-management directors, effective as of the date of the consummation of this offering. The non-management directors will receive an annual retainer of $     . The annual retainer will be payable at the director’s option either 100% in cash or 100% in shares of our common stock. In addition, our non-management directors will receive a share award with a grant date fair market value of $     . The non-management chair of the audit committee will receive an additional $      fee and each other non-management committee chair will receive an additional $      fee, payable at his or her option either 100% in cash or 100% in shares of our common stock. All shares awarded to the non-management directors will be settled upon termination of Board service. No separate committee meeting fees will be paid.

All directors are reimbursed for reasonable travel and lodging expenses incurred by them in connection with attending board and committee meetings.

Omnibus Long-Term Incentive Plan

We intend to adopt the Omnibus Long-Term Incentive Plan prior to consummation of this offering. We expect our Board of Directors and our shareholders to approve this plan prior to the consummation of this offering. The following summary describes what we anticipate to be the material terms of the Omnibus Plan. However, the final terms may be different.

Administration of the Plan.  Our Board of Directors has such powers and authorities related to the administration of the Omnibus Plan as are consistent with our corporate governance documents and applicable law. The Board of Directors may (and in some cases under applicable law, our governance documents or regulatory requirements must) delegate to a committee (the “committee”) administration of all or some parts of the Omnibus Plan. Following the initial public offering, the committee to whom administrative responsibility will be delegated will be comprised of directors who (i) qualify as “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) meet such other requirements as may be established from time to time by the SEC for plans intended to qualify for exemption under Rule 16b-3 (or its successor) under the Securities Exchange Act of 1934, as amended, and (iii) comply with the independence requirements of the stock exchange on which our common stock is listed.

Number of Authorized Shares.  Shares of our common stock have been reserved for issuance under the Omnibus Plan. Subject to the terms of the Omnibus Plan, of the reserved shares may be issued pursuant to incentive stock options (“ISOs”). The maximum number of each type of award granted to any grantee in any 36-month period will not exceed the following:

•	options — ;

•	SARS — ;

•	restricted stock — ;

•	restricted stock units — ; and

•	other stock-based awards — .

Any shares covered by an award that are forfeited, expired, cancelled, settled in cash, settled by issuance of fewer shares than the amount underlying the award, or otherwise terminated without delivery of shares to the grantee, will be available for future grants under the Omnibus Plan. The number and class of shares available under the Omnibus Plan and/or subject to outstanding awards may be equitably adjusted by our Board of Directors in the event of various changes in the capitalization of the Company.

Type of Awards.  The following types of awards are available for grant under the Omnibus Plan: ISOs, non-qualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance awards and other stock-based awards and cash awards.

Deferral Arrangements.  Our Board of Directors may permit or require the deferral of any award payment into a deferred compensation arrangement.

Eligibility and Participation.  Eligibility to participate in the Omnibus Plan is limited to such employees, officers, directors, consultants and advisors of the Company, or of any affiliate, as our Board of Directors may determine and designate from time to time.

Grant of Options and SARs.  Our Board of Directors may award ISOs, NSOs (together, “Options”), and SARs to grantees. Our Board of Directors is authorized to grant SARs either in tandem with or as a component of other awards or alone.

Exercise Price of Options and SARs.  The exercise price per share of an Option will in no event be less than 100% of the fair market value per share of our stock underlying the award on the grant date. In no case will the exercise price of any Option be less than the par value of a share of our stock. A SAR will confer on the grantee a right to receive, upon exercise, a payment of the excess of (i) the fair market value of one share of our stock on the date of exercise over (ii) the grant price of the SAR as determined by our Board of Directors. The grant price will be fixed at the fair market value of a share of stock on the date of grant. SARs granted in tandem with an outstanding Option following the grant date of such Option may have a grant price that is equal to the Option’s exercise price; provided, however, that the SAR’s grant price may not be less than the fair market value of a share of stock on the grant date of the SAR. The exercise price of Options granted during our initial public offering will be the price per share of common stock of the Company for the offering, as established by the Board of Directors.

Vesting of Options and SARs.  Our Board of Directors will determine when an Option or SAR will become exercisable and will include such information in the award agreement.

Special Limitations on ISOs.  In the case of a grant of an Option intended to qualify as an ISO to a grantee that owns more than ten percent of the total combined voting power of all classes of our outstanding stock, its parent or any of its subsidiaries, (a “Ten Percent Shareholder”) the exercise price of the Option will not be less than 110 percent of the fair market value of a share of our stock on the grant date. Additionally, an Option will constitute an ISO only (i) if the grantee is an employee of the Company or a subsidiary of the Company, (ii) to the extent specifically provided in the related award agreement, and (iii) to the extent that the aggregate fair market value (determined at the time the option is granted) of the shares of stock with respect to which all ISOs held by such grantee become exercisable for the first time during any calendar year (under the Omnibus Plan and all other plans of the grantee’s employer and its affiliates) does not exceed $100,000.

Exercise of Options and SARs.  An Option may be exercised by the delivery to us of written notice of exercise and payment in full of the exercise price (plus the amount of any taxes which we may be required to withhold). The minimum number of shares with respect to which an Option may be exercised, in whole or in part, at any time will be the lesser of (i) the number set forth in the applicable award agreement and (ii) the maximum number of shares available for purchase under the Option at the time of exercise. Our Board of Directors has the discretion to determine the method or methods by which a SAR may be exercised.

Expiration of Options and SARs.  Options and SARs will expire at such time as our Board of Directors determines; provided, however that no Option may be exercised more than ten years from the date of grant, or in the case of an ISO held by a Ten Percent Shareholder, not more than five years from the date of grant.

Restricted Stock and Restricted Stock Units.  At the time a grant of restricted stock or restricted stock units is made, our Board of Directors may, in its sole discretion, establish the applicable “restricted period” and prescribe restrictions in addition to or other than the expiration of the restricted period, including the satisfaction of corporate or individual performance objectives. Unless our Board of Directors otherwise provides in an award agreement, holders of restricted stock will have the right to vote such stock and the right to receive any dividends declared or paid with respect to such stock. Our Board of Directors may provide that any such dividends paid must be reinvested in shares of stock, which may or may not be subject to the same vesting conditions and restrictions applicable to such restricted stock. All distributions, if any, received by a grantee with respect to restricted stock as a result of any stock split, stock dividend, combination of shares, or other similar transaction will be subject to the restrictions applicable to the original grant. Holders of restricted stock units will have no rights as shareholders of the Company. Our Board of Directors may provide that the holder of restricted stock units will be entitled to receive dividend equivalent rights, which may be deemed reinvested in additional restricted stock units.

The grantee will be required, to the extent required by applicable law, to purchase the restricted stock at a price equal to the greater of (i) the aggregate par value of the shares of stock represented by such restricted stock or (ii) the price, if any, specified in the award agreement relating to such restricted stock. If specified in the award agreement, the price may be deemed paid by services already rendered.

Performance Awards.  The right of a grantee to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance conditions as may be specified by our Board of Directors. Our Board of Directors may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may, subject to certain limitations in the case of a performance award intended to qualify under Section 162(m) of the Code (“Section 162(m)”), exercise its discretion to reduce the amounts payable under any award subject to performance conditions. If and to the extent required under Section 162(m), any power or authority relating to a performance award intended to qualify under Section 162(m), will be exercised by the committee and not our Board of Directors.

We intend that performance awards granted to persons who are designated by the committee as likely to be “Covered Employees” within the meaning of Section 162(m) and regulations thereunder will, if so designated by the committee, constitute “qualified performance-based compensation” within the meaning of Section 162(m) and regulations thereunder. The grant, exercise and/or settlement of such performance award will be contingent upon achievement of pre-established performance goals which will consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria. Performance goals will be objective and will otherwise meet the requirements of Section 162(m) and regulations thereunder.

One or more of the following business criteria for the Company will be used exclusively by the committee in establishing performance goals for such awards: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre-or after-tax income (before or after allocation of corporate overhead and bonuses; net earnings; earnings per share; net income (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of, share price; market share; gross profits; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reduction in costs; cash flows or cash flows per share (before or after dividends); return on capital (including return on total capital or return on invested capital; cash flow return on investment; improvement in or attainment of expense levels or working capital levels; operating margins; gross margins or cash margin; year-end cash; debt reductions; shareholder equity; regulatory achievements; and implementation, completion or attainment of measurable objectives with respect to research, development, products or projects and recruiting and maintaining personnel.

Other Stock-Based Awards.  Our Board of Directors may, in its discretion, grant other stock-based awards, consisting of stock units or other awards, valued in whole or in part by reference to, or otherwise based upon, our common stock. The terms of such other stock-based awards will be set forth in the applicable award agreements.

Change of Control.  Our Board of Directors may provide for actions that will be taken upon a change of control (as defined in the Omnibus Plan) of the Company, including but not limited to, alternative vesting, termination or assumption of awards.

Nontransferability of Awards.  Generally, during the lifetime of a grantee, only the grantee may exercise rights under the Omnibus Plan and no award will be assignable or transferable other than by will or laws of descent and distribution. If authorized in the award agreement, a grantee may transfer, not for value, all or part of an award (other than an ISO) to certain family members (including trusts and foundations for the benefit thereof). Neither restricted stock nor restricted stock units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or prior to the satisfaction of any other restrictions prescribed by our Board of Directors.

Separation from Service.  Our Board of Directors may provide in the applicable award agreements for actions that will be taken upon a grantee’s separation from service from the Company, including but not limited to, accelerated vesting or termination of awards.

Tax Withholding and Tax Offset Payments.  We will have the right to deduct from payments of any kind otherwise due to a grantee any federal, state, or local taxes of any kind required by law to be withheld with respect to the vesting of or other lapse of restrictions applicable to an award or upon the issuance of any shares of stock upon the exercise of an Option or pursuant to an award.

Term of Plan.  Unless earlier terminated by our Board of Directors, the authority to make grants under the Omnibus Plan will terminate on the date that is ten years after it is adopted by our Board of Directors.

Amendment and Termination.  Our Board of Directors may, at any time and from time to time, amend, suspend, or terminate the Omnibus Plan as to any shares of stock as to which awards have not been made. An amendment will be contingent on approval of our shareholders to the extent stated by our Board of Directors, required by applicable law or required by applicable stock exchange listing requirements. No Awards will be made after termination of the Omnibus Plan. No amendment, suspension, or termination of the Omnibus Plan will, without the consent of the grantee, impair rights or obligations under any award theretofore awarded under the Omnibus Plan.

New Plan Benefits.  All grants of awards under the Omnibus Plan will be discretionary. Therefore, in general, the benefits and amounts that will be received under the Omnibus Plan are not determinable.

Federal Income Tax Consequences.  The following is a summary of the general federal income tax consequences to the Company and to U.S. taxpayers of awards granted under the Omnibus Plan. Tax consequences for any particular individual or under state or non-U.S. tax laws may be different.

•	NSOs and SARs. No taxable income is reportable when a NSO or SAR is granted. Upon exercise, generally, the recipient will have ordinary income equal to the fair market value of the underlying shares of stock on the exercise date minus the exercise price. Any gain or loss upon the disposition of the stock received upon exercise will be capital gain or loss to the recipient if the appropriate holding period under federal tax law is met for such treatment.

•	ISOs. No taxable income is reportable when an ISO is granted or exercised (except for grantees who are subject to the alternative minimum tax, who may be required to recognize income in the year in which the ISO is exercised). If the recipient exercises the ISO and then sells the underlying shares of stock more than two years after the grant date and more than one year after the exercise date, the excess of the sale price over the exercise price will be taxed as capital gain or loss. If the recipient exercises the ISO and sells the shares before the end of the two- or one-year holding periods, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the ISO.

•	Restricted Stock and Restricted Stock Units. A recipient of restricted stock or restricted stock units will not have taxable income upon the grant unless, in the case of restricted stock, he or she elects to be taxed at that time. Instead, he or she will have ordinary income at the time of vesting equal to the fair market value on the vesting date of the shares (or cash) received minus any amount paid for the shares.

•	Tax Effect for the Company. We generally will receive a tax deduction for any ordinary income recognized by a grantee in respect of an award under the Omnibus Plan (for example, upon the exercise of a NSO). In the case of ISOs that meet the holding period requirements described above, the grantee will not recognize ordinary income; therefore, we will not receive a deduction.

Special rules limit the deductibility of compensation paid to our CEO and to each of our four most highly compensated executive officers. Under Section 162(m), the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, we intend to rely on Treas. Reg. Section 1.162-27(f) which provides that the deduction limit of Section 162(m) does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. Subject to certain requirements, we may rely on this “grandfather” provision for up to a maximum of three years after we become publicly held. Additionally, after the expiration of the grandfather period, we can preserve the deductibility of compensation over $1 million if certain conditions of Section 162(m) are met. These conditions include shareholder approval of the Omnibus Plan, setting limits on the number of awards that any individual may receive and, for awards other than Options and SARs, establishing performance criteria that must be met before the award will actually be granted, be settled, vest or be paid. The Omnibus Plan has been designed to permit the committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).

Registration of Shares.  Following the completion of this offering we intend to file a registration statement on Form S-8 under the Securities Act to register approximately           shares of common stock reserved for issuance under the Omnibus Plan, as well as registration statements on Form S-8 to register shares of common stock reserved for issuance under the 2006 Stock Option Plan and the LTIC Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents information regarding the beneficial ownership of our equity securities as of July 31, 2008 by each person who is known by us to beneficially own more than 5% of our equity securities, by each of our directors, by each of the Named Executive Officers, and by all of our directors and executive officers as a group.

			Shares Beneficially Owned After This Offering
	Shares Beneficially		Assuming the			Assuming the
	Owned Prior		Underwriters’ Option			Underwriters’ Option
Name and Address of	to This Offering		Is Not Exercised(2)			Is Exercised in Full(2)
Beneficial Owner(1)	Number	Percent	Number	Percent		Number	Percent

Providence Equity Funds(3)	9,130,608	34.1%	9,130,608		%	9,130,608		%
GS Limited Partnerships(4)(5)	9,130,608	34.1%	9,130,608		%	9,130,608		%
GS EDMC Investors, LP(5)	1,600,000	8.3%	1,600,000		%	1,600,000		%
GS Private Equity Partners Funds(6)	1,400,000	5.2%	1,400,000		%	1,400,000		%
Leeds Equity Partners(7)	2,213,417	8.3%	2,213,417		%	2,213,417		%
Adrian M. Jones(5)(6)	9,130,608	34.1%	9,130,608		%	9,130,608		%
Jeffrey T. Leeds(7)	2,213,417	8.3%	2,213,417		%	2,213,417		%
John M. Mazzoni(8)	22,233	*	22,233		*	22,233		*
John R. McKernan, Jr.(9)	124,698	*	124,698		*	124,698		*
Leo F. Mullin	10,000	*	10,000		*	10,000		*
Todd S. Nelson(10)	243,238	1.0%	243,238		*	243,238		*
Paul J. Salem(3)	9,130,608	34.1%	9,130,608		%	9,130,608		%
John T. South, III(11)	59,589	*	59,589		*	59,589		*
Stephen J. Weiss(12)	28,984	*	28,984		*	28,984		*
Edward H. West(13)	39,421	*	39,421		*	39,421		*
Peter O. Wilde(3)	9,130,608	34.1%	9,130,608		%	9,130,608		%
All executive officers and directors as a group (17 persons)(14)	21,029,655	78.6%	21,029,655		%	21,029,655		%

*	Less than 1%.

(1)	The address of each listed shareholder, unless otherwise noted, is c/o Education Management Corporation, 210 Sixth Avenue, 33rd Floor, Pittsburgh, Pennsylvania 15222.

(2)	We will grant the underwriters an option to purchase up to an additional shares in this offering.

(3)	Consists of (i) 7,223,947 shares of common stock held by Providence Equity Partners V L.P. (“PEP V”), whose general partner is Providence Equity GP V L.P., whose general partner is Providence Equity Partners V L.L.C. (“PEP V LLC”); (ii) 1,141,053 shares of common stock held by Providence Equity Partners V-A L.P. (“PEP V-A”), whose general partner is Providence Equity GP V L.P., whose general partner is PEP V LLC; (iii) 598,071 shares of common stock held by Providence Equity Partners IV L.P. (“PEP IV”), whose general partner is Providence Equity GP IV L.P., whose general partner is Providence Equity Partners IV L.L.C. (“PEP IV LLC”), (iv) 1,929 shares of common stock held by Providence Equity Operating Partners IV L.P. (“PEOP IV”) whose general partner is Providence Equity GP IV L.P., whose general partner is PEP IV LLC, and (v) 165,608 shares of common stock owned by PEP EDMC L.L.C. (collectively with PEOP IV, PEP IV, PEP V and PEP V-A, the “Providence Equity Funds”). PEP V LLC may be deemed to share beneficial ownership of the shares owned by PEP V and PEP V-A. PEP V LLC disclaims this beneficial ownership. PEP IV LLC may be deemed to share the beneficial ownership of PEP IV and PEOP IV. PEP IV LLC disclaims this beneficial ownership. Mr. Salem is a member of PEP V LLC and PEP IV LLC and may also be deemed to possess indirect beneficial ownership of the securities owned by the Providence Equity Funds, but disclaims such beneficial ownership. PEP EDMC L.L.C. may be deemed to share beneficial ownership with PEP V, PEP V-A, PEP IV and PEOP IV. PEP EDMC L.L.C. disclaims this beneficial ownership. Mr. Wilde is a limited partner of Providence Equity GP IV L.P. and Providence Equity Partners GP V L.P. and disclaims beneficial ownership of any securities owned by such limited partnerships. The address of Mr. Salem, Mr. Wilde and each of the entities listed in this footnote is c/o Providence Equity Partners Inc., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903.

(4)	Consists of 4,720,611 shares owned by GS Capital Partners V Fund, L.P., 2,438,470 shares owned by GS Capital Partners Fund V Offshore Fund, L.P., 1,618,762 shares owned by GS Capital Partners V Institutional, L.P., 187,157 shares owned by GS Capital Partners V GmbH & Co. KG, and 165,608 shares owned by GSCP V EDMC Holdings, L.P. (collectively, the “Goldman Sachs Capital Partners Funds”).

(5)	The Goldman Sachs Group, Inc. and certain affiliates, including Goldman, Sachs & Co., may be deemed to directly or indirectly own the 10,730,608 shares of common stock which are collectively owned directly or indirectly by the Goldman Sachs Capital Partners Funds and GS EDMC Investors, LP, of which affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, managing limited partner or the managing partner. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Sachs Capital Partner Funds and GS EDMC Investors, LP. Goldman, Sachs & Co. is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Capital Partner Funds and GS EDMC Investors, LP share voting power and investment power with certain of their respective affiliates. Adrian M. Jones is a managing director of Goldman, Sachs & Co. Each of Mr. Jones, The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. disclaims beneficial ownership of the common shares owned directly or indirectly by the Goldman Sachs Capital Partners Funds and GS EDMC Investors, LP, except to the extent of their pecuniary interest therein, if any. The address of the Goldman Sachs Capital Partner Funds, The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and Mr. Jones is 85 Broad Street, 10th Floor, New York, New York 10004.

(6)	Consists of 427,926 shares owned by GS Private Equity Partners 2000, L.P., 150,626 shares owned by GS Private Equity Partners 2000 Offshore, L.P., 166,192 shares owned by GS Private Equity Partners 2000 — Direct Investment Fund, L.P., 59,656 shares owned by GS Private Equity Partners 2002, L.P., 229,774 shares owned by GS Private Equity Partners 2002 Offshore, L.P., 51,850 shares owned by GS Private Equity Partners 2002 — Direct Investment Fund, L.P., 26,380 shares owned by GS Private Equity Partners 2002 Employee Fund, L.P., 18,554 shares owned by GS Private Equity Partners 2004, L.P., 120,705 shares owned by GS Private Equity Partners 2004 Offshore, L.P., 34,596 shares owned by Multi-Strategy Holdings, LP, 83,372 shares owned by GS Private Equity Partners 2004 — Direct Investment Fund, L.P. and 30,369 shares owned by GS Private Equity Partners 2004 Employee Fund, L.P. (collectively, the “GS Private Equity Partners Funds”). The Goldman Sachs Group, Inc., and certain of its affiliates, including Goldman Sachs Asset Management, L.P., may be deemed to directly or indirectly own the shares of common stock which are owned by the GS Private Equity Partners Funds, of which affiliates of The Goldman Sachs Group, Inc. and Goldman Sachs Asset Management, L.P. are the general partner, managing limited partner or the managing partner. Goldman Sachs Asset Management, L.P. is the investment manager for certain of the GS Private Equity Partners Funds. Goldman Sachs Asset Management, L.P. is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman Sachs Asset Management, L.P. and the GS Private Equity Partners Funds share voting power and investment power with certain of their respective affiliates. Each of The Goldman Sachs Group, Inc. and Goldman Sachs Asset Management, L.P. disclaims beneficial ownership of the common shares owned directly or indirectly by the GS Private Equity Partners Funds except to the extent of their pecuniary interest therein, if any. The address of Goldman Sachs Asset Management, L.P. and the GS Private Equity Partner Funds is 32 Old Slip, 9th Floor, New York, New York 10004.

(7)	Shares are owned by Leeds Equity Partners IV, L.P., whose general partner is Leeds Equity Associates IV, L.L.C. Jeffrey T. Leeds, a Director of the Company, is the Managing Member of Leeds Equity Associates IV, L.L.C. The address of Leeds Equity Partners IV, L.P., Leeds Equity Associates IV, L.L.C. and Mr. Leeds is 350 Park Avenue, 23rd Floor, New York, New York 10022.

(8)	Includes 14,233 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.

(9)	Includes 64,698 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.

(10)	Includes 61,420 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.

(11)	Includes 9,589 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.

(12)	Includes 18,984 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.

(13)	Includes 29,421 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.

(14)	Includes 198,346 shares of common stock receivable upon the exercise of options that are exercisable within 60 days of the date of the table set forth above.

We sold 181,818 shares of common stock to Todd S. Nelson for $55.00 per share in March 2007 pursuant to the terms of Mr. Nelson’s employment agreement. In addition, in October of 2006 we sold the following shares of common stock to executive officers and a director at $50.00 per share pursuant to a voluntary executive common stock purchase plan: Joseph A. Charlson — 4,500 shares; John M. Mazzoni — 8,000 shares; Leo F. Mullin — 10,000 shares; Stacey R. Sauchuk — 5,000 shares; John T. South, III — 50,000 shares; and Stephen J. Weiss — 10,000 shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Shareholders Agreement

In connection with the Transaction, we entered into our existing shareholders agreement with the Sponsors and all of our shareholders, including management shareholders. We refer to this agreement as our “existing shareholders agreement”. The existing shareholders agreement contains agreements among the parties with respect to the election of our directors, restrictions on the issuance or transfer of shares, including special corporate governance provisions and call options. Six of our current directors, Messrs. Nelson, Jones, Leeds, Mullin, Salem and Wilde, were appointed pursuant to the existing shareholders agreement. Upon completion of this offering, certain of our shareholders, including the Sponsors will enter into a replacement shareholders agreement, which we refer to as our “Shareholders Agreement”, that will provide for the rights of Sponsors to appoint members to our Board of Directors and will contain certain provisions relating to transfer restrictions. Upon completion of this offering, Providence Equity Partners and Goldman Sachs Capital Partners each will have the right to appoint two members to our Board of Directors, and Leeds Equity Partners will have the right to appoint one member to our Board of Directors. The respective rights of Providence Equity Partners and Goldman Sachs Capital Partners to appoint directors will be reduced to the right to appoint one director if such Sponsor’s stock ownership drops below 10% of the outstanding shares of our common stock, and the right of each Sponsor to appoint directors will be eliminated if that Sponsor’s stock ownership drops below 2% of the outstanding shares of our common stock.

Sponsor Management Agreement

Upon completion of the Transaction, we entered into a Sponsor Management Agreement with affiliates of each of the Sponsors pursuant to which those affiliates of the Sponsors agreed to provide us with certain financial and strategic advisory services, including financial and structural analysis, due diligence investigations, advice regarding corporate strategy, debt and equity offerings, and acquisition strategy, and other advice related to these services.

Under the Sponsor Management Agreement, affiliates of the Sponsors receive an aggregate annual management fee equal to $5.0 million and reimbursement for out-of-pocket expenses incurred by them or their affiliates in connection with the provision of services pursuant to the Sponsor Management Agreement. In addition, affiliates of the Sponsors also received aggregate transaction fees and expenses of approximately $40.7 million in connection with services provided by those entities in connection with the Transaction. The Sponsor Management Agreement includes customary indemnification provisions in favor of these affiliates of the Sponsors and their respective affiliates and representatives.

Upon a change of control in our ownership or a public offering of our equity that meets certain conditions, and in recognition of the facilitation of the change of control or public offering, these affiliates of the Sponsors are entitled to receive from us a single lump sum cash payment equal to the then-present value of all then-current and future management fees payable under the Sponsor Management Agreement, assuming a ten-year term, and calculated using discount rates equal to the yield on U.S. treasury securities with a maturity on or near the tenth anniversary of the closing date of the Transaction. Upon such an event, all of the provisions of the Sponsor Management Agreement will terminate, other than the provisions relating to indemnification. Accordingly, in connection with the completion of this offering, Education Management Corporation will pay the affiliates of the Sponsors party to the Sponsor Management Agreement an aggregate lump sum payment of approximately $      million. This payment is permitted under the agreements governing our senior secured credit facilities and the Notes.

Outside of the Sponsor Management Agreement, affiliates of the Sponsors may receive compensation for providing investment banking or other financial advisory services in connection with actual or potential acquisitions, divestitures, financing or transactions involving us.

Historical Transactions with Management

Robert B. Knutson, our Chairman of the Board prior to the Transaction, was a limited partner, with no managerial authority, in Ocean World Associates Ltd. The Art Institute of Fort Lauderdale leases one of its buildings from Ocean World Associates Ltd. for approximately $1.9 million annually. In July 2005, Ocean World Associates Ltd. sold its interest in the building leased by The Art Institute of Fort Lauderdale.

Mr. Knutson and Albert Greenstone, a director emeritus prior to the Transaction, were limited partners, with no managerial authority, in AIPH Limited Partnership, which is the general partner of The Art Institute of Philadelphia Limited Partnership (the “Lessor”). The Art Institute of Philadelphia, a division of a wholly-owned subsidiary of EDMC, leases one of its buildings from the Lessor for approximately $720,000 annually. The Art Institute of Philadelphia is the greater partner of AIPH Limited Partnership and consolidates both AIPH Limited Partnership and the Lessor in its financial statements.

J. William Brooks, our former President and Chief Operating Officer, is married to Nancy Brooks, who we employed as Vice President of Marketing — Brown Mackie College. Ms. Brooks received compensation of $170,170 and $128,265 during fiscal 2005 and fiscal 2006, respectively, in connection with her employment. Ms. Brooks did not report to Mr. Brooks, and he was not responsible for determining her annual compensation or bonus.

Registration Rights Agreement

In connection with the Transaction, we entered into a registration rights agreement, which was subsequently joined by Leeds Equity Partners and certain management shareholders, with certain private equity funds affiliated with Providence Equity Partners and Goldman Sachs Capital Partners. The registration rights agreement grants to these private equity funds the right, beginning 180 days following the completion of this offering, to cause us, at our expense, to use our best efforts to register such securities held by the private equity funds for public resale, subject to certain limitations. The exercise of this right will be limited to three requests by the private equity funds affiliated with each of Providence Equity Partners and Goldman Sachs Capital Partners. In the event that we register any of our common stock following completion of this offering, these private equity funds also have the right to require us to use our best efforts to include shares of our common stock held by them in such registration, subject to certain limitations, including as determined by the applicable underwriters. The registration rights agreement also provides for our indemnification of the shareholders party to that agreement and their affiliates in connection with the registration of their securities.

Other Relationships

South University, which is a wholly-owned subsidiary of the Company, leases two of the buildings it occupies from two separate entities owned by John T. South, III, one of our executive officers. Total rental payments under these arrangements, which are included in educational services on our consolidated statements of income, were approximately $1.6 million for fiscal 2007, $0.1 million for the Successor one-month period ended June 30, 2006, $1.4 million for the Predecessor 11-month period ended May 31, 2006 and $1.4 million for fiscal 2005.

During fiscal 2007, we purchased through a relocation company a house owned by Edward H. West, one of our executive officers, for approximately $2.5 million pursuant to our employee relocation policy. The house was sold by the relocation company after year-end for net proceeds to us of approximately $2.3 million.

In June 2006, we entered into a five-year interest rate swap agreement in the amount of $375.0 million with an affiliate of Goldman Sachs Capital Partners, one of the Sponsors. The terms of the interest rate swap agreement are described in Note 10 to the accompanying audited consolidated financial statements. In February 2007, we paid $425,000 to an affiliate of Goldman Sachs Capital

Partners in connection with investment banking services provided to us when we amended and restated our senior secured loan facilities. The beneficial stock ownership of Goldman Sachs Capital Partners in EDMC is described in “Security Ownership of Certain Beneficial Owners and Management”. Adrian M. Jones and Leo F. Mullin are appointees of Goldman Sachs Capital Partners on our Board of Directors under the terms of our existing shareholders agreement.

In connection with the offering of the Notes and entering into our senior secured credit facilities in June 2006, we paid an affiliate of Goldman Sachs Capital Partners $5.2 million in fees for certain underwriting and financial services rendered to us. Additionally, in connection with this offering, Goldman, Sachs & Co., an affiliate of Goldman Sachs Capital Partners, will receive underwriting fees of $       .

Expense Reimbursement to the Sponsors

We have reimbursed the Sponsors for certain travel-related expenses of their employees in connection with meetings of our Board of Directors and other meetings related to the management and monitoring of our business by the Sponsors. Since the completion of the Transaction, we have paid approximately $0.3 million in aggregate total expense reimbursements to the Sponsors.

DESCRIPTION OF CAPITAL STOCK

General Matters

The following description of our common stock and preferred stock and the relevant provisions of our articles of incorporation and bylaws are summaries thereof and are qualified by reference to our articles of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part, and applicable law. References in this section to our articles of incorporation and our bylaws refer to our articles of incorporation and bylaws as such documents will be amended and restated upon completion of this offering.

Under our articles of incorporation, our authorized capital stock consists of           shares of common stock, par value $0.01 per share, and           shares of preferred stock, par value $0.01 per share.

Common Stock

Immediately following the completion of this offering, there will be        shares of common stock outstanding.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. See “Dividend Policy”. In the event of the liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable. As of July 31, 2008, there were approximately 109 holders of our common stock.

Preferred Stock

Our Board of Directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the shareholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. As of the date of this prospectus, there were no shares of preferred stock outstanding. We have no current plans to issue any of the preferred stock.

Voting

The affirmative vote of a majority of the shares of our capital stock present, in person or by written proxy, at a meeting of shareholders and entitled to vote on the subject matter will be the act of the shareholders.

Our articles of incorporation may be amended in any manner provided by the PBCL, provided that the affirmative vote of two-thirds of the voting power of outstanding shares of our capital stock, voting together as a single class, is required to amend certain provisions of our articles of incorporation. Our Board of Directors has the power to adopt, amend or repeal our bylaws, subject to the power of our shareholders to adopt, amend or repeal the bylaws by the affirmative vote of the holders of at least two-thirds of the voting power of our outstanding shares of capital stock, voting together as a single class.

Action by Written Consent

Our articles of incorporation and bylaws provide that shareholder action cannot be taken by written consent of the shareholders once the private equity funds affiliated with the Sponsors cease to own 50% or more of our outstanding common stock, other than unanimous written consent of all of the shareholders.

Ability to Call Special Meetings

Our articles of incorporation and bylaws provide that special meetings of our shareholders can only be called pursuant to a resolution adopted by a majority of our Board of Directors or by the chairman of our Board of Directors, our chief executive officer or our president. Special meetings may also be called by the holders of at least 25% of the outstanding shares of our common stock until the private equity funds affiliated with the Sponsors own less than 50% of the outstanding common stock. Thereafter, shareholders will not be permitted to call a special meeting or to require our board to call a special meeting.

Anti-Takeover Provisions

Our articles of incorporation and bylaws, as well as the PBCL, contain various provisions intended to promote the stability of our shareholder base and render more difficult certain unsolicited or hostile attempts to take us over, which could disrupt us, divert the attention of our directors, executive officers or employees and adversely affect the independence and integrity of the business.

Classified Board of Directors; Removal of Directors.  Upon completion of this offering, our Board of Directors will be divided into three classes, denominated as Class I, Class II and Class III. Each class will consist as nearly as possible of one-third of the directors. Members of each class will hold office for staggered three-year terms, except that Class I directors will have an initial term expiring in 2009, Class II directors will have an initial term expiring in 2010, and Class III directors will have an initial term expiring in 2011. At each annual meeting of our shareholders beginning in 2009, the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successor has been elected and qualified. See “Management — Board Structure”.

Our bylaws provide that newly created directorships resulting from any increase in the number of directors and any vacancies on our Board of Directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office. This is the case even if the remaining directors constitute less than the number of directors previously required to establish a quorum of the members of the Board of Directors, or if there is only a sole remaining director. Any director appointed as described in this paragraph will hold office for the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor has been duly elected and qualified. No decrease in the number of directors constituting our Board of Directors will shorten the term of any incumbent director. The PBCL further provides that shareholders may remove directors only for cause because our articles of incorporation and bylaws provide for a classified Board of Directors.

These provisions of our articles of incorporation and bylaws and of the PBCL preclude a third party from removing incumbent directors and simultaneously gaining control of our Board of Directors by filling the vacancies created as a result of the removal with its own nominees. An individual or group would require at least two elections of directors to gain control of our Board of Directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

No Cumulative Voting.  Our articles of incorporation provide that shareholders do not have the right to cumulate votes in the election of directors. Cumulative voting rights would have been available to the holders of our common stock if our articles of incorporation did not prohibit cumulative voting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations.  Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders, including proposed nominations of persons for election to the Board of Directors.

Shareholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board of Directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although neither our articles of incorporation nor our bylaws gives the Board of Directors the power to approve or disapprove shareholder nominations of candidates or proposals about other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Preferred Stock.  Our Board of Directors has authority to issue series of preferred stock with such voting rights and other powers as the Board of Directors may determine, as described above.

Pennsylvania Anti-Takeover Law.  The PBCL provides certain anti-takeover protections to domestic corporations which do not elect out of those protections. Under our articles of incorporation, we have elected out of these provisions; however, our election to opt out of subchapter F of chapter 25 of the PBCL will not be effective for 18 months following approval by our shareholders of our articles of incorporation. Under this subchapter, a person who acquires direct or indirect beneficial ownership of 20% or more of the voting power of our capital stock is considered an interested shareholder, and we may not enter into certain business combinations, such as mergers, consolidations, share exchanges and asset sales, with the interested shareholder for a period of five years. Under the PBCL, our Board of Directors generally may exclude a business combination from these restrictions on a case by case basis, subject to certain limitations. So long as this subchapter remains applicable, it may discourage open market purchases of our stock or a non-negotiated tender or exchange offer for our stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction.

Under Section 1715 of the PBCL, our directors are not required to regard the interests of any particular group, including those of the shareholders, as being dominant or controlling in considering our best interests. The directors may consider, to the extent they deem appropriate, such factors as:

•	the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have offices or other establishments;

•	our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibility that these interests may be best served by our continued independence;

•	the resources, intent and conduct of any person seeking to acquire control of us; and

•	all other pertinent factors.

Section 1715 further provides that any act of our Board of Directors, a committee of the Board of Directors or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the PBCL, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715, our directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

The rights and limitations provided by Section 1715 may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction. Therefore, the rights and limitations provided by Section 1715 may have a depressive effect on the price of our common stock.

Limitation of Liability and Indemnification Matters

Our articles of incorporation and bylaws provide that a director of the Company will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except in certain cases where liability is mandated by the PBCL. Our articles of incorporation and bylaws also provide for indemnification, to the fullest extent permitted by law and subject to certain limited exceptions, by the Company of any officer or director (including former officers and directors) made or threatened to be made a party to, or who is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer or other authorized representative of the Company, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred or suffered by such person in connection with the action, suit or proceeding. Our articles of incorporation and bylaws also provide that, to the extent authorized from time to time by our Board of Directors, we may provide indemnification to any one or more employees and other agents of the Company to the extent and effect determined by our Board of Directors to be appropriate and authorized by the PBCL. Our articles of incorporation and bylaws also permit us to purchase and maintain insurance for the foregoing and we expect to maintain such insurance.

Corporate Opportunities

Our articles of incorporation provides that the Sponsors have no obligation to offer us an opportunity to participate in business opportunities presented to the Sponsors or their respective affiliates even if the opportunity is one that we might reasonably have pursued, and that neither the Sponsors nor their respective affiliates will be liable to us or our shareholders for breach of any duty by reason of any such activities unless, in the case of any person who is a director or officer of the Company, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as an officer or director of the Company. Shareholders will be deemed to have notice of and consented to this provision of our articles of incorporation.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be          .

DESCRIPTION OF CERTAIN INDEBTEDNESS

As of March 31, 2008, we had $1,904.8 million in aggregate indebtedness outstanding, with $12.5 million included in short-term liabilities. This indebtedness was incurred primarily to finance the Transaction and to pay related expenses. We also have an additional $227.8 million of borrowing capacity available under our revolving credit facility, after giving effect to outstanding letters of credit. Our liquidity requirements are significant and include debt service and capital expenditures, as further described below.

Senior Secured Credit Facilities

Overview.  In connection with the Transaction, our subsidiary, Education Management LLC, entered into senior secured credit facilities consisting of a $1,185.0 million term loan facility and a $300.0 million revolving credit facility. The revolving credit facility was increased to $322.5 million in February 2008. The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swing line loans.

Interest Rate and Fees.  Borrowings under the senior secured credit facilities bear interest at a rate equal to LIBOR plus an applicable margin or, at our option, an applicable margin plus an alternative base rate determined by reference to the higher of (x) the prime rate as published in The Wall Street Journal or (y) the federal funds rate plus 1/2 of 1.0%. The initial applicable margin for borrowings under the revolving credit facility was 1.25% with respect to base rate borrowings and 2.25% with respect to LIBOR borrowings and, under the term loan facility, 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR borrowings. The applicable margin for borrowings under the senior secured credit facilities has been reduced subject to our attainment of certain leverage ratios, as discussed below.

On February 13, 2007 we amended and restated our term loan facility to decrease the interest rate on the outstanding indebtedness to LIBOR plus an applicable margin spread of 2.0% over LIBOR plus an applicable margin spread of 2.5%. The amended and restated term loan facility also includes a provision that requires us to pay a premium equal to 1% of the outstanding loan balance in connection with any future amendment that results in an additional margin reduction prior to February 13, 2008. The amendment and restatement of the term loan facility was accounted for under Emerging Issues Task Force 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”, under which the old and new debt agreements were not considered “substantially different”.

The applicable margin spread was further reduced to 1.75% on May 18, 2007 as a result of our leverage ratio falling below 5.5x as of March 31, 2007. The interest rate, including applicable margin, on the term loan facility was 4.50% at March 31, 2008. As of March 31, 2008, we had aggregate outstanding borrowings of $1,141.6 million under our senior secured credit facilities.

On February 27, 2008, we increased our revolving credit facility by $22.5 million to $322.5 million through increased bank participation. There were no amendments to the existing credit agreement, and no loan fees paid in connection with this increase. We utilize interest rate swap agreements, which are contractual agreements to exchange payments based on underlying interest rates, to manage the variable rate portion of our term debt. On June 6, 2006, we entered into two five-year interest rate swap agreements for a total notional amount of $750 million in order to hedge a portion of our exposure to variable interest payments associated with the senior secured credit facilities. The interest rate swaps are for $375.0 million effective July 1, 2006 and $375.0 million effective July 3, 2006. Under the terms of the interest rate swaps, we receive payments based on variable interest rates based on the three month LIBOR and make payments based on a fixed rate of 5.397%.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum. The commitment fee rate may be reduced to 0.375% subject to our attaining certain leverage ratios. We also must pay customary letter of credit fees.

Payments.  We are required to pay installments on the loans under the term loan facility in quarterly principal amounts of $3.0 million equal to 0.25% of their initial total funded principal amount calculated as of the closing date through April 1, 2013, with the remaining amount payable on June 1, 2013.

We may be required to make additional principal payments beginning in the first fiscal quarter of 2008 based on excess cash flows generated for the preceding fiscal year, as defined in the senior secured term loan agreement. We made such a prepayment of $22.6 million with respect to cash generated during fiscal 2007 in the second quarter of fiscal 2008, which was included in current liabilities on our June 30, 2007 balance sheet. We cannot estimate the additional principal amounts, if any, that we may be required to pay after fiscal 2008.

Principal amounts outstanding under the revolving credit facility are due and payable in full on June 1, 2012.

Certain Covenants and Events of Default.  The credit agreement governing the senior secured credit facilities contains a number of covenants that, among other things, restrict, subject to certain exceptions, our subsidiaries’ ability to:

•	incur additional indebtedness;

•	create liens on assets;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase the capital stock of Education Management LLC;

•	make investments, loans or advances;

•	make capital expenditures;

•	repay subordinated indebtedness (including the senior subordinated notes);

•	amend agreements governing our subordinated indebtedness (including the senior subordinated notes) and our constitutive documents;

•	change the nature of our business; and

•	change the status of Education Management Holdings LLC as a passive holding company.

In addition, the credit agreement governing the senior secured credit facilities requires Education Management LLC to maintain a maximum total leverage ratio and a minimum interest coverage ratio within specified ranges.

The credit agreement governing the senior secured credit facilities also contains certain customary affirmative covenants and events of default. The credit agreement also has a cross-default provision to debt with a principal amount of greater than $50 million, which would cause the term loan to be prepaid or redeemed.

Senior Notes and Senior Subordinated Notes

     8 3/4% Senior Notes due 2014

General.  In connection with the Transaction, our subsidiaries, Education Management LLC and Education Management Finance Corp. (collectively, the “issuers”), co-issued $375.0 million aggregate principal amount of 8 3/4% senior notes due 2014. Cash interest payments are due and payable semi-

annually in arrears on June 1 and December 1 to holders of the senior notes of record on the immediately preceding May 15 and November 15, and commenced on December 1, 2006. Interest on the senior notes is computed on the basis of a 360-day year comprised of 12 30-day months.

Ranking.  The senior notes are the issuers’ unsecured senior obligations and rank equally in right of payment with or senior to all other indebtedness of the issuers (including borrowings under the senior secured credit facilities), but are effectively subordinated to all secured indebtedness of the issuers (including borrowings under the senior secured credit facilities) to the extent of the value of the assets securing such indebtedness and to all liabilities of non-guarantor subsidiaries of the issuers; and are senior in right of payment to any existing and future subordinated indebtedness of the issuers (as defined with respect to the senior notes), including the senior subordinated notes.

Optional Redemption.  The senior notes may be redeemed at the issuer’s option, in whole or in part, at any time prior to June 1, 2010, at a redemption price equal to 100% of the principal amount of the senior notes redeemed, plus the greater of (1) 1.0% of the then outstanding principal amount of the senior notes; and (2) the excess, if any, of (a) the present value at such redemption date of the redemption price of the senior notes at June 1, 2010 (as set forth in the table below), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the senior notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The senior notes may be redeemed at the issuers’ option, in whole or in part, at any time on or after June 1, 2010, at the redemption prices (expressed as percentages of principal amount thereof) as set forth in the table below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period commencing on June 1 of the years set forth below:

Year	Percentage

2010	104.375%
2011	102.188%
2012 and thereafter	100.000%

In addition, until June 1, 2009, up to 35% of the aggregate principal amount of senior notes shall be redeemable in cash at the issuer’s option at a redemption price of 108.75% of the principal amount thereof, plus additional interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings; provided, however, that at least 50% of the original aggregate principal amount of the senior notes and any additional senior notes remains outstanding after such redemption and provided, further, that such redemption occurs within 90 days of the date of closing of each such equity offering.

Change of Control.  Upon the occurrence of a change of control, which is defined in the indenture governing the senior notes, each holder of the senior notes has the right to require the issuers to repurchase all of such holder’s senior notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the repurchase date.

Covenants.  The indenture governing the senior notes contains covenants limiting, among other things, the issuers’ ability and the ability of their restricted subsidiaries to

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase the capital stock of Education Management LLC or any of its parent companies;

•	make certain investments, including capital expenditures;

•	enter into certain types of transactions with affiliates;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Events of Default.  The indenture governing the senior notes also provides for events of default which, if any of them occurs, would permit or require the principal amount of, premium, if any, and accrued interest and additional interest, if any, on such senior notes to become or to be declared due and payable. In addition, the senior notes include a cross-default provision to debt with a principal amount of greater than $50.0 million, which would cause the senior notes to be prepaid or redeemed.

As of March 31, 2008, we were in compliance in all material respects with all covenants and provisions contained in the indenture governing these notes.

Guarantees.  The senior notes are fully and unconditionally guaranteed on an unsecured senior basis by all of Education Management LLC’s direct and indirect domestic restricted subsidiaries, other than any subsidiary that directly owns or operates a school or has been formed for such purpose and has no material assets. The guarantees of the senior notes will rank equally in right of payment with or senior to all indebtedness of each such entity.

     10 1/4% Senior Subordinated Notes due 2016

General.  In connection with the Transaction, our subsidiaries, Education Management LLC and Education Management Finance Corp. (collectively, the “issuers”), co-issued $385.0 million aggregate principal amount of 10 1/4% senior subordinated notes due 2016. Cash interest payments are due and payable semi-annually in arrears on June 1 and December 1 to holders of the senior subordinated notes of record on the immediately preceding May 15 and November 15, and commenced on December 1, 2006. Interest on the senior subordinated notes is computed on the basis of a 360-day year comprised of 12 30-day months.

Ranking.  The senior subordinated notes are the issuers’ unsecured senior subordinated obligations and are subordinated in right of payment to all existing and future senior indebtedness of the issuers (including borrowings under the senior secured credit facilities) to the extent of the value of the assets securing such indebtedness and to all liabilities of non-guarantor subsidiaries of the issuers; and are senior in right of payment to any future subordinated indebtedness of the issuers (as defined with respect to the senior subordinated notes).

Optional Redemption.  The senior subordinated notes may be redeemed at the issuer’s option, in whole or in part, at any time prior to June 1, 2011, at a redemption price equal to 100% of the principal amount of the senior subordinated notes redeemed, plus the greater of (1) 1.0% of the then outstanding principal amount of the senior subordinated notes; and (2) the excess, if any, of (a) the present value at such redemption date of the redemption price of the senior subordinated notes at June 1, 2011 (as set forth in the table below), computed using a discount rate equal to the applicable treasury rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of the senior subordinated notes, plus accrued and unpaid interest and additional interest, if any, to the redemption date. The senior subordinated notes may be redeemed at the issuers’ option, in whole or in part, at any time on or after June 1, 2011, at the redemption prices (expressed as percentages of principal amount thereof) as set forth in the table below, plus accrued and unpaid interest and additional interest, if any, to the redemption date, if redeemed during the 12-month period commencing on June 1 of the years set forth below:

Year	Percentage

2011	105.125%
2012	103.417%
2013	101.708%
2014 and thereafter	100.000%

In addition, until June 1, 2009, up to 35% of the aggregate principal amount of senior subordinated notes shall be redeemable in cash at the issuer’s option at a redemption price of 110.25% of the principal amount thereof, plus additional interest, if any, to the redemption date, with the net cash proceeds of one or more equity offerings; provided, however, that at least 50% of the original aggregate principal amount of the senior subordinated notes and any additional senior subordinated notes remains outstanding after such redemption and provided further, that such redemption occurs within 90 days of the date of closing of each such equity offering.

Change of Control.  Upon the occurrence of a change of control, which is defined in the indenture governing the senior subordinated notes, each holder of the senior subordinated notes has the right to require the issuers to repurchase all of such holder’s senior subordinated notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the repurchase date.

Covenants.  The indenture governing the senior subordinated notes contains covenants limiting, among other things, the issuers’ ability and the ability of their restricted subsidiaries to

•	incur additional indebtedness;

•	pay dividends on or make other distributions or repurchase the capital stock of Education Management LLC;

•	make certain investments, including capital expenditures;

•	enter into certain types of transactions with affiliates;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into other companies.

Events of Default.  The indenture governing the senior subordinated notes also provides for events of default which, if any of them occurs, would permit or require the principal amount of, premium, if any, and accrued interest and additional interest, if any, on such senior notes to become or to be declared due and payable.

As of March 31, 2008, we were in compliance in all material respects with all covenants and provisions contained in the indenture governing these notes.

Guarantees.  The senior subordinated notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by all of Education Management LLC’s direct and indirect domestic restricted subsidiaries, other than any subsidiary that directly owns or operates a school or has been formed for such purpose and has no material assets. The guarantees of the senior subordinated notes will be subordinated in right of payment to all existing and future senior indebtedness of each entity.

Covenant Compliance

Under our senior secured credit facilities, our subsidiary, Education Management LLC, is required to satisfy a maximum total leverage ratio, a minimum interest coverage ratio and other financial conditions tests. As of March 31, 2008, we were in compliance with the financial and non-financial covenants. Our continued ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests in the future.

Adjusted EBITDA is a non-GAAP measure used to determine our compliance with certain covenants contained in the indentures governing the Notes and in credit agreement governing the senior secured credit facilities. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance under our senior secured credit facilities and the indentures governing the Notes. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financing covenants.

The breach of covenants in credit agreement governing the senior secured credit facilities that are tied to ratios based on Adjusted EBITDA could result in a default under that agreement, in which case the lenders could elect to declare all borrowed amounts due and payable. Any such acceleration also would result in a default under our indentures governing the Notes. Additionally, under the credit agreement governing the senior secured credit facilities and the indentures governing the Notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Adjusted EBITDA.

Adjusted EBITDA does not represent net income or cash flows from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. In addition, unlike GAAP measures such as net income and earnings per share, Adjusted EBITDA does not reflect the impact of our obligations to make interest payments or our other debt service obligations, which have increased substantially as a result of the indebtedness incurred in June 2006 to finance the Transaction and related expenses. While Adjusted EBITDA and similar measures frequently are used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters that we may consider not to be indicative of our ongoing operations. In particular, the definition of Adjusted EBITDA in the credit agreement governing the senior secured credit facilities and the indentures governing the Notes allows us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net income. However, these are expenses that may recur, vary greatly and are difficult to predict. Further, our debt instruments require that Adjusted EBITDA be calculated for the most recent four fiscal quarters. As a result, the measure can be affected disproportionately by a particularly strong or weak quarter. Further, it may not be comparable to the measure for any subsequent 12-month period or any complete fiscal year.

The following is a reconciliation of net income, which is a GAAP measure of our operating results, to Adjusted EBITDA for Education Management LLC as defined in our debt agreements. The terms and related calculations are defined in the indentures governing the senior notes and senior subordinated notes (in millions).

					For the
	Combined		For the		12 Months
	12 Months		12 Months		Ended
	Ended	Year Ended	Ended		March 31,
	June 30,	June 30,	March 31,		2008,
	2006	2007	2007	2008	as adjusted(1)

Net income	$80.7	$32.2	$12.0	$58.0	$
Interest expense, net	8.8	169.1	141.7	160.5
Provision for income taxes	61.2	27.1	20.7	41.0
Depreciation and amortization(2)	70.3	90.5	87.4	98.6

EBITDA	221.0	318.9	261.8	358.1

Reversal of impact of unfavorable lease liabilities(3)	(0.2)	(1.7)	(1.6)	(1.4)
Advisory and transaction costs(4)	40.1	5.5	39.4	5.0
Non-cash equity compensation expense(5)	32.2	—	14.9	—
Severance and relocation	2.6	3.9	3.2	3.6
Other	—	0.5	—	2.2

Adjusted EBITDA — Covenant Compliance	$295.7	$327.1	$317.7	$367.5	$

(1)	As adjusted to give effect to (i) the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus and (ii) the application of the net proceeds of this offering as described under “Use of Proceeds”.

(2)	Depreciation and amortization includes non-cash charges related to fixed asset impairments.

(3)	Represents non-cash reduction to rent expense in the 12 months ended March 31, 2008 due to the amortization on $7.3 million of unfavorable lease liabilities resulting from fair value adjustments required under SFAS No. 141 as part of the Transaction.

(4)	Represents $5.0 million of advisory fees per annum beginning June 1, 2006 under the Sponsor Management Agreement, along with costs incurred as a direct result of the Transaction. These Transaction costs include $29.8 million, $0.5 million, $25.2 million, and $0.0 million related to legal and other professional services fees in the combined 12-month period ended June 30, 2006, the year ended June 30, 2007, the combined 12-month period ended March 31, 2007, and the 12-month period ended March 31, 2008, respectively, as well as compensation and payroll taxes directly attributed to the Transaction of $9.9 million in each of the combined 12-month period ended June 30, 2006 and the 12-month period ended March 31, 2007.

(5)	Represents non-cash equity compensation expense recognized in accordance with SFAS No. 123R.

Our covenant requirements and actual and as adjusted ratios for the 12-month period ended March 31, 2008 are as follows:

	Covenant	Actual	As Adjusted
	Requirements	Ratios	Ratios(1)

Senior secured credit facilities
Adjusted EBITDA to consolidated interest expense ratio	Minimum of 1.50x	2.31x	x
Consolidated total debt to Adjusted EBITDA ratio	Maximum of 7.25x	4.30x	x

(1)	As adjusted to give effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus and the application of the net proceeds of this offering as described under “Use of Proceeds”.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder” that holds common stock as a capital asset (generally, property held for investment) and that does not own, and is not deemed to own, more than 5% of the Company’s common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation; or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of common stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction.

If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding common stock should consult their own tax advisors.

Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Dividends paid by the Company to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty. A non-U.S. holder of common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise; or

•	the Company is or has been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and its common stock is not regularly traded on an established securities market at any time during the calendar year in which the sale or disposition occurs.

The Company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends. You may have to comply with certification procedures to establish that you are not a U.S. person in order to avoid additional information reporting (for example, information reporting in connection with the proceeds from a sale or other disposition of common stock) and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the additional information reporting and backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the completion of this offering, we will have outstanding an aggregate of           shares of our common stock (assuming no outstanding options are exercised). Of these outstanding shares, the        shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased in this offering by our “affiliates”, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The           remaining outstanding shares of common stock that are not sold in this offering will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, such as under Rule 144 under the Securities Act, which is summarized below.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who is deemed to be an affiliate of ours, or who has been an affiliate of ours during the preceding three months, and who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock (approximately shares immediately after this offering assuming no exercise of options); and

•	the average weekly reported volume of trading in the common stock on Nasdaq during the four calendar weeks preceding the date on which notice of sale on Form 144 is filed, subject to restrictions.

If we have been subject to the reporting requirements of the Exchange Act for at least 90 days preceding a sale, and we have filed all required reports under the Exchange Act during the 12 months preceding the sale (or for such shorter period that we were required to file such reports, other than Form 8-K reports), this one-year holding period for affiliates would become a six-month holding period.

Sales by affiliates under Rule 144 are subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us. To the extent that our affiliates sell their shares other than pursuant to Rule 144 or an effective registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

In addition, a person who is not deemed to have been an affiliate of ours at the time of the sale, or at any time during the preceding three months, and who has beneficially owned the shares proposed to be sold for at least one year would be entitled to sell the shares of our common stock under Rule 144 without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. Similarly, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days preceding, and we have filed all required reports under the Exchange Act during the 12 months preceding the sale (or for such shorter period that we were required to file such reports other than Form 8-K reports), this one-year holding period for non-affiliates would become a six-month holding period.

Stock Option and Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the common stock that is issuable upon exercise of stock options outstanding or issuable under our stock option and incentive plans. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144.

Registration Rights

Pursuant to a registration rights agreement, certain of our shareholders have the right to require us to register shares of our common stock held by them. See “Certain Relationships and Related Party Transactions — Registration Rights Agreement”.

Lock-up Agreements

In connection with this offering, the Company, its directors and executive officers, the Sponsors and certain other parties to our existing shareholders agreement, representing a majority of our outstanding shares of common stock immediately prior to the offering, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives the section of this prospectus entitled “Underwriting”. This agreement does not apply to any existing employee benefit plans.

The 180-day restricted period described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the 180-day restricted period the Company issues an earnings release or announces material news or a material event; or

•	prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period,

in which case the restrictions described in this paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional           shares from the Company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company and its officers, directors and holders of substantially all of the Company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the Company and the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

EDMC has applied for the quotation of the common stock on Nasdaq under the symbol “EDMC”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the Company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Goldman, Sachs & Co. for any such offer; or

(d)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $       .

The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

Affiliates of Goldman, Sachs & Co. beneficially own more than 10% of EDMC. Because Goldman, Sachs & Co. is an underwriter and its affiliates beneficially own more than 10% of EDMC, the underwriters are deemed to have a “conflict of interest” under Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which are overseen by the Financial Industry Regulatory Authority. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720. Rule 2720 requires that the initial public offering price can be no higher than that recommended by a “qualified independent underwriter”, as defined by Rule 2720. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part. The underwriters will not confirm sales to any accounts over which they exercise discretionary authority without first receiving a written consent from those accounts. EDMC has agreed to indemnify           against certain liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by K & L Gates LLP, Pittsburgh, Pennsylvania, and certain legal matters will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York. Simpson Thacher & Bartlett LLP has in the past provided legal services to us and the Sponsors and may in the future continue to provide legal services to us and the Sponsors.

EXPERTS

The consolidated financial statements and schedule of Education Management Corporation at June 30, 2007 (Successor) and 2006 (Successor), and for the year ended June 30, 2007 (Successor), for the period from June 1, 2006 to June 30, 2006 (Successor), for the period from July 1, 2005 to May 31, 2006 (Predecessor) and for the year ended June 30, 2005 (Predecessor), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission or SEC, in Washington, DC, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

As a result of this offering, we will become subject to the full informational requirements of the Securities Exchange Act of 1934, as amended. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at http://www.edmc.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

Education Management Corporation
210 Sixth Avenue, 33rd Floor
Pittsburgh, Pennsylvania 15222
(412) 562-0900
Attn: Corporate Secretary

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Audited Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of June 30, 2007 and 2006	F-3
Consolidated Statements of Operations for the Year Ended June 30, 2007, the Period from June 1, 2006 through June 30, 2006, the Period from July 1, 2005 through May 31, 2006 and the Year Ended June 30, 2005
F-4
Consolidated Statements of Cash Flows for the Year Ended June 30, 2007, the Period from June 1, 2006 through June 30, 2006, the Period from July 1, 2005 through May 31, 2006 and the Year Ended June 30, 2005
F-5
Consolidated Statements of Shareholders’ Equity for the Year Ended June 30, 2007, the Period from June 1, 2006 through June 30, 2006, the Period from July 1, 2005 through May 31, 2006 and the Year Ended June 30, 2005
F-6
Notes to Consolidated Financial Statements	F-7
Schedule II — Valuation and Qualifying Accounts	F-34
Supplemental Quarterly Information (unaudited)	F-35

Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2008 (unaudited), June 30, 2007 and March 31, 2007 (unaudited)	F-36
Condensed Consolidated Statements of Operations for the Nine Months Ended March 31, 2008 (unaudited) and the Nine Months Ended March 31, 2007 (unaudited)	F-37
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended March 31, 2008 (unaudited) and the Nine Months Ended March 31, 2007 (unaudited)	F-38
Condensed Consolidated Statements of Shareholders’ Equity for the Nine Months Ended March 31, 2008 (unaudited) and the Year Ended June 30, 2007	F-39
Notes to Condensed Consolidated Financial Statements (unaudited)	F-40

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Education Management Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Education Management Corporation and Subsidiaries (the Company) as of June 30, 2007 (Successor) and 2006 (Successor) and the consolidated statements of operations, shareholders’ equity, and cash flows for the year ended June 30, 2007 (Successor), for the period from June 1, 2006 to June 30, 2006 (Successor), for the period from July 1, 2005 to May 31, 2006 (Predecessor) and for the year ended June 30, 2005 (Predecessor). Our audits also included the financial statement schedule listed in the Index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Education Management Corporation and Subsidiaries at June 30, 2007 (Successor) and 2006 (Successor), and the consolidated results of their operations and their cash flows for the year ended June 30, 2007 (Successor) for the period from June 1, 2006 to June 30, 2006 (Successor), for the period from July 1, 2005 to May 31, 2006 (Predecessor), and for the year ended June 30, 2005 (Predecessor) in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As described in Note 2, the Predecessor adopted Financial Accounting Standards Board Statement 123(R), “Share Based Payment”, during the period ended May 31, 2006.

/s/  Ernst & Young LLP

Pittsburgh, Pennsylvania
September 18, 2007

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	June 30,	June 30,
	2007	2006

Assets
Current assets:
Cash and cash equivalents	$290,674	$263,296
Restricted cash	10,308	10,036

Total cash, cash equivalents and restricted cash	300,982	273,332
Receivables, net of allowances of $38,002 and $35,392	69,940	50,404
Notes, advances and other	8,802	7,828
Inventories	6,969	6,169
Deferred income taxes	15,320	23,645
Prepaid income taxes	—	26,635
Other current assets	26,421	15,264

Total current assets	428,434	403,277

Property and equipment, net	416,394	376,136
Other long-term assets	68,240	80,580
Intangible assets, net	499,567	517,383
Goodwill	2,576,055	2,568,034

Total assets	$3,988,690	$3,945,410

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$38,121	$12,795
Revolver	90,000	160,000
Accounts payable	50,419	41,522
Accrued liabilities	112,792	75,948
Accrued income taxes	9,430	—
Unearned tuition	51,952	36,641
Advance payments	78,337	110,390

Total current liabilities	431,051	437,296

Long-term debt, less current portion	1,901,858	1,937,170
Deferred income taxes	216,276	220,402
Deferred rent	80,166	61,051
Other long-term liabilities	8,585	6,769
Shareholders’ equity:
Common stock, par value $0.01 per share; 40,000,000 shares authorized; 26,771,818 and 26,000,000 issued and outstanding	268	260
Additional paid-in capital	1,339,232	1,299,740
Retained earnings (deficit)	12,715	(19,696)
Accumulated other comprehensive income (loss)	(1,461)	2,418

Total shareholders’ equity	1,350,754	1,282,722

Total liabilities and shareholders’ equity	$3,988,690	$3,945,410

The accompanying notes to consolidated financial statements are an integral part of these statements.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands except per share amounts)

	Successor		Predecessor
		Period from	Period from
		June 1,	July 1,
		2006	2005
	Year ended	through	through	Year ended
	June 30,	June 30,	May 31,	June 30,
	2007	2006	2006	2005
Net revenues	$1,363,690	$74,397	$1,095,763	$1,019,338
Costs and expenses:
Educational services	801,554	64,683	649,839	640,445
General and administrative	314,887	26,004	273,305	203,813
Amortization of intangible assets	19,307	1,709	3,960	6,492

Total costs and expenses	1,135,748	92,396	927,104	850,750
Income (loss) before interest and income taxes	227,942	(17,999)	168,659	168,588
Interest expense (income), net	168,287	14,106	(5,350)	(220)

Income (loss) before income taxes	59,655	(32,105)	174,009	168,808
Provision for (benefit from) income taxes	27,244	(12,409)	73,603	67,234

Net income (loss)	$32,411	$(19,696)	$100,406	$101,574

Earnings (loss) per share:
Basic	$1.23	$(0.76)	$1.33	$1.37
Diluted	$1.23	$(0.76)	$1.30	$1.35
Weighted average number of shares outstanding:
Basic	26,442	26,000	75,366	74,012
Diluted	26,442	26,000	77,117	75,153

The accompanying notes to consolidated financial statements are an integral part of these statements.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Successor		Predecessor
		Period from	Period from
		June 1,	July 1,
		2006	2005
	Year ended	through	through	Year ended
	June 30,	June 30,	May 31,	June 30,
	2007	2006	2006	2005
Cash flows provided by operating activities:
Net income (loss)	$32,411	$(19,696)	$100,406	$101,574
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	71,258	5,676	58,936	58,166
Reimbursements for tenant improvements	6,568	—	1,353	14,629
Amortization of intangibles	19,307	1,709	3,960	6,492
Amortization of debt issuance costs	7,662	—	—	—
Non-cash adjustments to deferred rent	(898)	(407)	(2,127)	(692)
Non-cash changes related to lease accounting	—	—	—	3,821
Excess tax benefits from share-based payments	—	—	(5,462)	—
Stock-based compensation expense	—	—	32,219	1,044
Deferred income taxes	2,868	1,199	(8,423)	424
Changes in assets and liabilities:
Restricted cash	(272)	(5,293)	149	1,522
Receivables	(18,965)	14,675	(12,993)	(5,703)
Inventories	(784)	(363)	(182)	(545)
Other assets	1,622	(3,663)	(3,008)	(1,826)
Accounts payable	4,856	(1,533)	8,782	2,117
Accrued liabilities	72,571	(26,965)	77,286	(1,611)
Unearned tuition	14,060	(52,348)	59,440	8,927
Advance payments	(32,403)	64,539	(8,672)	4,158

Total adjustments	147,450	(2,774)	201,258	90,923

Net cash flows provided by (used in) operating activities	179,861	(22,470)	301,664	192,497

Cash flows used in investing activities:
Acquisition of Predecessor, net of cash acquired	—	(3,526,171)	—	—
Acquisition of subsidiaries, net of cash acquired	(8,543)	—	(1,333)	(12,298)
Expenditures for long-lived assets	(96,057)	(7,664)	(57,932)	(74,883)
Reimbursements for tenant improvements	(6,568)	—	(1,353)	(14,629)
Investment in marketable securities	(344,885)	—	(832,221)	(266,195)
Redemption of marketable securities	344,885	—	832,221	266,195
Other items, net	387	(122)	4,203	3,711

Net cash flows used in investing activities	(110,781)	(3,533,957)	(56,415)	(98,099)

Cash flows used in financing activities:
Borrowings under revolving credit facility	90,000	210,000	—	72,500
Payments on revolving credit facility	(160,000)	(50,000)	(62,000)	(135,600)
Payments of debt	(9,986)	(91)	(3,603)	2,935
Excess tax benefits from share-based payments	—	—	5,462	—
Equity investments	39,500	1,300,000	—	—
Debt issuance costs	(833)	(59,574)	—	—
Net proceeds received from stock option and award plans	—	100,186	16,450	21,169
Borrowings for the acquisition of Predecessor	—	1,945,000	—	—
Other	—	—	530	—

Net cash flows (used in) provided by financing activities	(41,319)	3,445,521	(43,161)	(38,996)

Effect of exchange rate changes on cash and cash equivalents	(383)	124	16	(156)
Net change in cash and cash equivalents	27,378	(110,782)	202,104	55,246
Cash and cash equivalents, beginning of year	263,296	374,078	171,974	116,728

Cash and cash equivalents, end of year	$290,674	$263,296	$374,078	$171,974

Cash paid (received) during the period for:
Interest (including swap settlement)	$152,963	$175	$674	$1,108
Income taxes, net of refunds	(19,371)	1,001	41,037	80,182
Noncash investing and financing activities:
Expenditures in accounts payable and accrued liabilities at end of period for property and equipment	$21,279	$10,772	$8,165	$6,310

The accompanying notes to consolidated financial statements are an integral part of these statements.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Dollars in thousands)

					Accumulated
					Other
	Common	Additional		Retained	Comprehensive
	Stock at	Paid-in	Treasury	Earnings	Income
	Par Value	Capital	Stock	(Deficit)	(Loss)(a)	Total

Predecessor
Balance, June 30, 2004	$735	$296,038	$(1,495)	$230,382	$3,027	$528,687
Comprehensive income:
Net income	—	—	—	101,574	—	101,574
Foreign currency translation	—	—	—	—	3,095	3,095

Comprehensive income						104,669
Shares exchanged under stock-based plan	—	—	(296)	—	—	(296)
Issuance of restricted stock	1	1,044	—	—	—	1,045
Exercise of stock options	15	18,779	—	—	—	18,794
Tax effect of stock option exercises	—	10,441	—	—	—	10,441
Stock issued under employee stock purchase plan	—	2,670	—	—	—	2,670

Balance, June 30, 2005	751	328,972	(1,791)	331,956	6,122	666,010
Comprehensive income:
Net income	—	—	—	100,406	—	100,406
Foreign currency translation	—	—	—	—	2,348	2,348

Comprehensive income						102,754
Shares exchanged under stock-based plan	—	—	(351)	—	—	(351)
Issuance of restricted stock	—	942	—	—	—	942
Restricted stock expense	—	17,176	—	—	—	17,176
Stock option expense	—	14,080	—	—	—	14,080
Exercise of stock options	8	15,338	—	—	—	15,346
Tax effect of stock option exercises	—	5,463	—	—	—	5,463
Stock issued under employee stock purchase plan	1	1,985	—	—	—	1,986

Balance, May 31, 2006	$760	$383,956	$(2,142)	$432,362	$8,470	$823,406

Successor
Investment by Principal Shareholders	$260	$1,299,740	$—	$—	$—	$1,300,000
Comprehensive loss:
Net loss	—	—	—	(19,696)	—	(19,696)
Foreign currency translation	—	—	—	—	(66)	(66)
Unrealized gain on interest rate swaps, net of tax	—	—	—	—	2,484	2,484

Comprehensive loss						(17,278)

Balance, June 30, 2006	260	1,299,740	—	(19,696)	2,418	1,282,722

Equity investment	8	39,492	—	—	—	39,500
Comprehensive income:
Net income	—	—	—	32,411	—	32,411
Foreign currency translation	—	—	—	—	(334)	(334)
Unrealized loss on interest rate swaps, net of tax	—	—	—	—	(3,545)	(3,545)

Comprehensive loss						28,532

Balance, June 30, 2007	$268	$1,339,232	$—	$12,715	$(1,461)	$1,350,754

(a)	The balance in accumulated other comprehensive loss at June 30, 2007 is comprised of $0.4 million of cumulative foreign currency translation losses and $1.1 million of unrealized net losses on interest rate swaps.

The accompanying notes to consolidated financial statements are an integral part of these statements.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	DESCRIPTION OF BUSINESS, GOVERNANCE AND CHANGE IN OWNERSHIP

Description of Business

Education Management Corporation and its subsidiaries (the “Company”) is among the largest providers of postsecondary education in North America, with more than 80,300 active students as of the fall of 2006. The Company offers education through four different education systems (The Art Institutes, Argosy University, the Brown Mackie Colleges and South University) and through online platforms at three of the four education systems. The schools provide students a wide variety of programmatic and degree choices in a flexible learning environment. The curriculum is designed with a distinct emphasis on applied career-oriented content and is primarily taught by faculty members that possess practical and relevant professional experience in their respective fields.

Change in Ownership

On June 1, 2006, the Company was acquired by a consortium of private equity investment funds led by Providence Equity Partners, Goldman Sachs Capital Partners and Leeds Equity Partners (collectively, the “Sponsors”). The acquisition was accomplished through the merger of EM Acquisition Corporation into the Company, with the Company surviving the merger (the “Transaction”). Pursuant to the terms of the merger agreement, all outstanding shares of the Company’s common stock were cancelled in exchange for $43 per share in cash. The Sponsors, together with certain other investors, became the owners of the Company. For purposes of these financial statements, the “Predecessor” refers to the Company during the period prior to June 1, 2006. The “Successor” refers to the Company effective June 1, 2006 and thereafter.

The acquisition of the Predecessor was financed by equity invested in EM Acquisition Corporation by the Sponsors and other investors, cash on hand, borrowings under a new senior secured credit facility by EDMC’s wholly-owned subsidiary Education Management LLC (“EM LLC”), and notes issued by EM LLC and Education Management Finance Corp. (a wholly-owned subsidiary of EM LLC) of senior notes due 2014 and senior subordinated notes due 2016. The obligations under the new senior credit facility are guaranteed by Education Management Holdings LLC, a wholly-owned subsidiary of the Company, and all of EM LLC’s existing direct and indirect domestic subsidiaries, other than any subsidiary that directly owns or operates a school or any inactive subsidiary that has less than $100,000 of assets. The notes are fully and unconditionally guaranteed by all of EM LLC’s direct and indirect domestic restricted subsidiaries, other than any subsidiary that directly owns or operates a school or has been formed for such purpose and has no material assets.

Government Regulations

Each of the Company’s schools located in the United States is recognized by accreditation agencies and by the U.S. Department of Education, enabling students to access federal student loans, grants and other forms of public and private financial aid. Participating institutions are required to administer Title IV program funds in accordance with the Higher Education Act (“HEA”) and U.S. Department of Education regulations and must use diligence in approving and disbursing funds and servicing loans. In the event a participating institution does not comply with federal requirements or if student loan default rates are at a level that exceeds certain thresholds set by statute and regulation, that institution could lose its eligibility to participate in Title IV programs or could be required to repay funds determined to have been improperly disbursed. Most of the students that attend the Company’s schools participate in federal and state financial aid and assistance programs.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and a controlled entity. All significant inter-company transactions and balances have been eliminated. Unless otherwise specified, any reference to a “year” is to a fiscal year ended June 30. Certain prior year balances have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on assumptions that management believes to be reasonable under the circumstances, the results of which form a basis for making judgments about the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions. However, management believes that its estimates are reasonable.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. These investments are stated at cost, which, based upon the scheduled maturities, approximates market value.

Many of the schools hold funds from the United States government under various student grant and loan programs in separate bank accounts, and serve as trustee for the U.S. Department of Education or respective lender, guaranty agency or student borrower, as applicable. The funds held in these bank accounts are not shown as cash or restricted cash on the consolidated balance sheet until the authorization and disbursement process has occurred. Once the authorization and disbursement process to the student has been completed, the funds are transferred to unrestricted accounts and become available for use in current operations. This transfer generally occurs for the period of the academic term for which such funds were authorized with no term being more than 16 weeks in length.

U.S. Department of Education regulations require Title IV program funds received by the Company’s institutions in excess of the charges applied to the relevant students at that time to be, with these students’ permission, maintained and classified as restricted. In addition, some states have similar requirements. Restricted cash balances include $8.3 million and $5.3 million of these amounts at June 30, 2007 and 2006, respectively.

Restricted cash balances also include amounts held in escrow related to the acquisition of South University and for other encumbrances. The Company held $1.5 million and $1.4 million at June 30, 2007 and 2006, respectively, in escrow for future contingent payments related to the South University acquisition. These funds will be transferred to the previous owner upon the satisfaction of certain conditions primarily relating to the development of certain health profession programs. Restricted cash also includes $2.8 million at June 30, 2006 held to collateralize outstanding letters of credit which had been issued pursuant to the Predecessor’s revolving credit facility. Outstanding letters of credit were previously collateralized by the Predecessor’s undrawn revolving credit facilities. No such collateralized letters of credit were necessary at June 30, 2007. An endowment of $0.5 million required by state law for two of the Company’s schools is also included in restricted cash at June 30, 2007 and 2006, respectively.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Allowances for Doubtful Accounts

The Company determines its allowance for doubtful accounts for most locations primarily by categorizing gross receivables based upon enrollment status (in-school vs. out-of-school) of the student and establishing a reserve based on the likelihood of collection in consideration of the Company’s historical experience. Student accounts are monitored through an aging process whereby past due accounts are pursued. When certain criteria are met (primarily aging past the due date by more than four months) and internal collection measures have been taken without success, the accounts of former students are placed with an outside collection agency. Student accounts in collection are reserved for at a high rate and are evaluated on a case-by-case basis before being written off.

Inventories

Inventories consist mainly of textbooks and supplies held for sale to students enrolled in the Company’s educational programs. Cost is determined using the first-in, first-out method, and inventories are valued at the lower of cost or market.

Property and Equipment

Property and equipment are recorded at their estimated cost less accumulated depreciation. As a result of the Transaction, the remaining estimated useful lives of already-existing property and equipment were reevaluated on a prospective basis. These remaining useful lives ranged from 1 year to 20 years across all asset classes with the exception of buildings, whose useful lives ranged from 15 to 40 years.

The Company’s depreciation policies for assets acquired after the Transaction are as follows:

•	Buildings are depreciated over an estimated useful life of 30 years using the straight-line method.

•	Leasehold improvements and capitalized lease costs are amortized using the straight-line method over the shorter of the original lease term, exclusive of any renewal periods, or their estimated useful lives, which is generally 7 to 15 years.

•	The remainder of the Company’s property and equipment are depreciated over estimated useful lives ranging from 3 to 7 years using the straight-line method.

Accelerated depreciation methods are generally used for income tax purposes. The Company evaluates the recoverability of property and equipment with finite lives whenever events or changes in circumstances indicate the carrying amount of such assets may not be fully recoverable in accordance with SFAS No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets”.

Leases

The Company and its subsidiaries lease certain classroom, dormitory and office space as well as equipment and automobiles under operating leases. Before entering into a lease, an analysis is performed to determine whether a lease should be classified as a capital or an operating lease according to SFAS No. 13, “Accounting for Leases”, as amended. The Company also leases space from time to time on a short-term basis in order to provide specific courses or programs.

Certain of the Company’s lease agreements include tenant improvement allowances. These tenant improvement allowances are recorded as leasehold improvement assets in property and equipment and deferred rent liabilities on the consolidated balance sheet. Leasehold improvement assets are amortized on a straight-line basis over the shorter of the term of the lease or useful life of

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the asset as additional depreciation expense while deferred rent liabilities are amortized over the term of the lease as a reduction to rent expense.

Certain of the Company’s lease agreements include rent escalation clauses, which if fixed and determinable, are recognized on a straight-line basis over the life of the lease in accordance with SFAS No. 13, as amended. Lease terms generally range from one to ten years with one or more renewal options. For leases with renewal options, the Company records rent expense and amortizes the leasehold improvements on a straight-line basis over the original lease term, exclusive of the renewal period. When a renewal occurs, the Company records rent expense over the new term.

During the third quarter of fiscal 2005, the Predecessor initiated a review of all of its current real estate operating leases and determined that its previous method of accounting for landlord incentives and allowances was not in accordance with guidance issued by the Securities and Exchange Commission in February 2005. The Predecessor had historically accounted for tenant improvement allowances as reductions to the related leasehold improvement asset when cash was received from the landlord. Similarly, these reimbursements were reflected as reductions to capital expenditures in investing activities on the consolidated statements of cash flows. In the past, when tenant improvement allowances were paid directly by the landlord, no accounting entries were made. At March 31, 2005, the Predecessor determined that the appropriate interpretation of FASB Technical Bulletin No. 88-1, “Issues Relating to Accounting for Leases”, requires these allowances to be recorded as a leasehold improvement asset and deferred rent liability on the consolidated balance sheet at the lease inception date and as both an investing activity outflow (addition to property and equipment, net) and as an inflow from operating activities on the consolidated statements of cash flows when the reimbursements are received. The net impact of these accounting adjustments resulted in additional net leasehold improvements and deferred rent liabilities of approximately $35.7 million and $39.5 million, respectively, at March 31, 2005. This adjustment includes approximately $14.6 million of reimbursements from landlords used to fund leasehold improvements. These reimbursements are reflected as an increase to cash flows from operations and an offsetting increase to expenditures for property and equipment (investing activities) in the accompanying consolidated statements of cash flows for fiscal 2005. The Predecessor also reviewed its leases to account for rent holidays and, in some cases, corrected its accounting to expense rent charges from the date where the Predecessor had “possession and control” of the facility. Amortization expense for the nine months ended March 31, 2005 included an increase of approximately $19.5 million, while rent expense was reduced by approximately $15.7 million. The net result was a non-cash, pretax charge of approximately $3.8 million ($2.3 million after tax) recorded in educational services expense in the fiscal 2005 third quarter.

Goodwill and Other Identifiable Intangible Assets

Goodwill consists of the cost in excess of fair value of the identifiable net assets of entities acquired in purchase business combinations. Other intangibles include student relationships, accreditation, tradenames, and programs acquired in purchase business combinations as well as recording existing favorable leases at fair value upon the Transaction date. The Company uses the income approach to establish accreditation, tradename and student relationship asset fair values. Accreditations and tradenames are valued by the “relief from royalty” method, estimating the amount of royalty income that would be generated if the assets were licensed in an arms length transaction to a third party. The Company uses the discounted cash flow method to establish acquired student relationship asset values. The resulting asset value reflects the present value of the projected earnings generated by the student relationship. The cost of intangible assets with determinable useful lives is amortized over estimated useful lives ranging from 3 to 9 years. Goodwill and indefinite-lived intangibles are evaluated annually for impairment and on an interim basis if events or changes in circumstances between annual tests indicate that the asset might be impaired.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Goodwill is potentially impaired when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, as determined under a two-step approach. The first step is to determine the estimated fair value of each reporting unit with goodwill. Components are combined when determining reporting units if they have similar economic characteristics. Generally, each education system that the Company operates is a reporting unit for purposes of the impairment tests.

The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the recorded net assets of the reporting unit are less than the reporting unit’s estimated fair value, then no impairment exists. Alternatively, if the recorded net assets of the reporting unit exceed its estimated fair value, then goodwill is potentially impaired and a second step is performed. In the second step, the implied fair value of the goodwill is determined by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit from the estimated fair value of the reporting unit. If the recorded amount of goodwill exceeds this implied fair value, an impairment charge is recorded for the excess.

The impairment test for indefinite-lived assets, consisting of accreditation and tradenames, generally requires a new determination of the fair value of the intangible asset. If the fair value of the intangible asset is less than its carrying value, an impairment loss is recognized for an amount equal to the difference. The intangible asset is then carried at its new fair value.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities result from (i) temporary differences in the recognition of income and expense for financial and federal income tax reporting requirements, and (ii) differences between the recorded value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. SFAS No. 109 also requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion of the deferred income tax asset will not be realized.

Derivative Financial Instruments

EM LLC utilizes interest rate swap agreements, which are contractual agreements to exchange payments based on underlying interest rates, to manage a portion of its floating rate term debt. The interest rate swap agreements qualify and are designated as cash flow hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. As such, the swaps are accounted for as an asset or a liability in the consolidated balance sheets at fair value, net of tax. Changes in the fair value of the interest rate swaps are recorded in other comprehensive income (loss), net of tax benefit or expense. The fair value of the swap agreements are estimated based on current settlement prices and quoted market prices of comparable contracts. EM LLC currently does not use derivative financial instruments for trading or speculative purposes, nor is EM LLC a party to leveraged derivatives. As further discussed in Notes 10 and 16, EM LLC entered into one of its two swap agreements with an affiliate of one of the Sponsors.

Self-Insurance Liabilities

The Company is self-insured up to certain limits for employee medical benefits and has purchased stop-loss coverage to limit its exposure to significant individual employee medical claims. Self-insured losses are accrued for known and anticipated claims based upon certain assumptions and historical claim payment patterns as well as estimates of claims incurred but not yet reported based on the Company’s historical trends. These assumptions take into consideration the historical

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

average claim volume, the average cost for settled claims, current trends in claim costs, changes in the Company’s business and workforce, and general economic factors. The Company’s self-insurance accruals are reviewed on a quarterly basis or more frequently if factors dictate a more frequent review is warranted.

Projections of future loss are inherently uncertain because of the random nature of insurance claim occurrences and could be significantly affected if future occurrences and claims differ from historical trends.

Foreign Currency Translation

The financial position and results of operations of the Company’s foreign subsidiaries are initially measured in these entities’ functional currency, which is Canadian dollars. Accordingly, the assets and liabilities of the foreign subsidiaries are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Revenues and expenses are translated into U.S. dollars using the average monthly exchange rates. Translation adjustments resulting from this process are recorded as a separate component of equity designated as accumulated other comprehensive income in the consolidated balance sheets. Translation gains or losses during the years presented in the financial statements were not material.

Revenue Recognition

The Company’s net revenues consist of tuition and fees, student housing fees, bookstore sales, restaurant sales in connection with culinary programs, workshop fees, finance charges related to credit extended to students and sales of related study materials, reduced for student refunds and scholarships.

Tuition revenue varies based on the average tuition charge per credit hour, type of program, specific curriculum, the average student population and number of credit hours taken. The Company derived 91.2% and 92.2% of its net revenues from tuition and fees during fiscal 2007 and for the Successor period June 1, 2006 through June 30, 2006, respectively. Net revenues from tuition and fees represented 91.1% and 90.6% for the Predecessor period July 1, 2005 through May 31, 2006 and fiscal 2005, respectively. Bookstore and housing revenues are largely a function of the average student population.

The Company bills tuition and housing revenues at the beginning of an academic term and recognizes the revenue on a pro rata basis over the term of instruction or occupancy. For most of the Company’s programs, the academic terms and fiscal quarters are the same. Thus, unearned tuition is typically not significant at the end of a fiscal quarter. However, Argosy University, the Brown Mackie Colleges and to a lesser degree South University and certain Art Institutes have educational programs with academic terms with starting and ending dates that differ from the Company’s fiscal quarters. Therefore, at the end of each fiscal quarter, the Company has tuition from these academic terms where the associated revenue has not yet been earned in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements”. Accordingly, these amounts have been recorded as unearned tuition in the accompanying consolidated balance sheets. Advance payments represent that portion of payments received but not earned and are also recorded as a current liability in the accompanying consolidated balance sheets. These payments are typically related to future academic periods and are for the most part refundable.

If a student withdraws from one of the Company’s schools, the standards of the U.S. Department of Education, most state education authorities that regulate the Company’s schools, the accrediting commissions that accredit the Company’s schools, and the Company’s own internal policies (collectively, “Refund Policies”) limit a student’s obligation for tuition and fees to the school depending on

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

when a student withdraws during an academic term. The terms of the Refund Policies vary by state, and the limitations imposed by the Refund Policies are generally based on the portion of the academic term that has elapsed at the time the student withdraws. The greater the portion of the academic term that has elapsed at the time the student withdraws, the greater the student’s obligation is to the school for the tuition and fees related to that academic term. The Company records revenue net of any refunds that result from any applicable Refund Policy, and at no point does the Company recognize gross revenue on amounts that will ultimately be refunded in future periods.

Costs and Expenses

Educational services expense consists primarily of costs related to the development, delivery and administration of the Company’s education programs. Major cost components are faculty compensation, administrative salaries, costs of educational materials, facility leases and school occupancy costs, information systems costs, bad debt expense and depreciation and amortization of property and equipment.

General and administrative expense consists of marketing and student admissions expenses and certain central staff departmental costs such as executive management, finance and accounting, legal, corporate development and other departments that do not provide direct services to the Company’s education programs.

Advertising costs are expensed in the fiscal year incurred and classified as general and administrative expense in the accompanying consolidated statements of operations. The Company’s advertising expense was $117.7 million during the fiscal year ended June 30, 2007 and $10.8 million for the Successor period June 1, 2006 through June 30, 2006. The Predecessor recorded advertising expense of $80.6 million for the period July 1, 2005 through May 31, 2006 and $63.5 million for fiscal 2005.

Share-Based Payment

In August 2006, the Company’s Board of Directors approved the 2006 Stock Option Plan for executive management and key personnel. During fiscal 2007, approximately 1.8 million options were granted under this plan. As the Company’s shares are no longer publicly traded as a result of the Transaction, under SFAS No. 123R, “Share-Based Payment”, compensation expense related to these grants is not recognized until one of the conditions entitling these participants to fair value for their shares becomes probable. The Company has not recognized compensation expense related to any of the fiscal 2007 grants during the year ended June 30, 2007. The Company also did not recognize any compensation expense during the Successor period from June 1, 2006 through June 30, 2006.

The Black-Scholes option pricing model is used to determine the fair value of time-based stock options at the grant date. In order to value performance and market-based options, the Company uses a Monte Carlo simulation model based on the assumptions used in the time-based options’ Black-Scholes model. Such assumptions can significantly impact the fair values of stock options and associated compensation expense recognized over the requisite service periods. See Note 13 for further discussion of stock-based compensation.

Segment Reporting

Effective July 17, 2006, management reorganized the way in which it operates the Company and makes business decisions. The chief operating decision maker, as defined by SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, allocates resources and assesses the performance of the Company at an education system level closely aligned to the brands it manages. The majority of the Company’s schools across these education systems provide services to students utilizing similar delivery methods resulting in similar long term financial performance

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

characteristics. Under this organization structure, the Company meets the criteria in SFAS No. 131 for aggregating the education systems into a single reportable segment.

Contingencies

The Company accrues for contingent obligations when it is probable that a liability is incurred and the amount is reasonably estimable. As facts concerning contingencies become known, management reassesses its position and makes appropriate adjustments to its financial statements. Estimates that are particularly sensitive to future changes include tax, legal, and other regulatory matters, which are subject to change as events evolve, and as additional information becomes available during the administrative and litigation process.

Recently Issued Accounting Standards

On July 13, 2006, the FASB issued FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was adopted by the Company on July 1, 2007. For the effect of the adoption of this standard, refer to the accompanying unaudited financial statements.

On September 15, 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company’s fiscal year beginning July 1, 2008. The Company is in the process of evaluating the potential impact of SFAS No. 157, if any.

3.	EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed using the weighted average number of shares outstanding during the period, while diluted EPS is calculated to reflect the potential dilution related to time-based and performance-based stock options. The Company uses the treasury stock method to compute diluted EPS.

Basic and diluted EPS were calculated as follows (in thousands, except per share amounts):

	Successor		Predecessor
		Period from	Period from
		June 1, 2006	July 1, 2005
	Year ended	through	through	Year ended
	June 30,	June 30,	May 31,	June 30,
	2007	2006	2006	2005
Net income (loss)	$32,411	$(19,696)	$100,406	$101,574
Weighted average number of shares outstanding:
Basic	26,442	26,000	75,366	74,012
Effect of stock options	—	—	1,751	1,141

Diluted	26,442	26,000	77,117	75,153
Earnings (loss) per share:
Basic	$1.23	$(0.76)	$1.33	$1.37
Diluted	$1.23	$(0.76)	$1.30	$1.35

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

EPS for the Predecessor is not comparable to EPS for the Successor. This is due to the significant change in capital structure as a result of the Transaction.

All stock options at June 30, 2007 were contingently issuable as defined by SFAS No. 128, “Earnings Per Share”. As none of the thresholds that would cause share dilution under this standard were met, none of the Company’s outstanding stock options during the Successor periods were dilutive.

Unexercised stock options to purchase 2.6 million shares were excluded from the diluted EPS calculation at June 30, 2005 because of their antidilutive effect; at June 30, 2005, the exercise price of these options exceeded the market price of the Predecessor’s stock. At May 31, 2006, there were no antidilutive shares required to be excluded from the calculation of diluted EPS.

4.	BUSINESS COMBINATION

Acquisition of Tucson entities

In June 2007, the Company completed the acquisition of two schools in Tucson, Arizona — Tucson Design College and Chaparral College — for approximately $9.3 million, including $0.8 million of cash acquired. The majority of the purchase price was allocated to goodwill. These schools will be included with the Company’s existing Art Institute and Brown Mackie College education systems, respectively.

The Transaction

The Transaction was completed on June 1, 2006 and was financed by a combination of equity invested by the Sponsors and other investors, borrowings under the EM LLC’s senior secured credit facilities, the issuance by EM LLC and Education Management Finance Corporation of senior notes due 2014 and senior subordinated notes due 2016, and EM LLC’s cash on hand. See Note 9 for a description of EM LLC’s indebtedness. These funds, net of proceeds from the exercise of outstanding stock options, were used to purchase all the Predecessor’s shares of common stock that were issued and outstanding immediately prior to the completion of the Transaction.

Sources and Uses:

The sources and uses of the funds for the Transaction are shown in the table below (in thousands):

Sources of funds:
Revolving credit facility	$50,000
Cash and cash equivalents from Predecessor(1)	374,078
Senior secured term loan facilities, due 2013 at 7.63%	1,185,000
Senior notes due 2014 at 8.75%	375,000
Senior subordinated notes due 2016 at 10.25%	385,000
Equity contribution by Sponsors and other investors	1,300,000

Total sources of funds	$3,669,078

Uses of funds:
Equity purchase price(2)	$3,380,598
Cash and cash equivalents to Successor(1)	147,750
Debt issuance costs	59,574
Transaction costs in purchase price(3)	45,387
Transaction costs incurred by Predecessor(4)	30,279
Prepaid advisory fees	2,932
Other	2,558

Total uses of funds	$3,669,078

(1)	Excludes restricted cash.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(2)	The holders of outstanding shares of common stock were paid $43.00 in cash per share, in connection with the Transaction. There were no outstanding shares of preferred stock at the date of the Transaction. The equity purchase price is reduced by the stock option proceeds of $100.2 million.

(3)	Represents fees and expenses associated with the Transaction paid by the Successor including accounting, legal and investment banking fees and transaction fees paid to affiliates of the Sponsors, as well as other transaction costs and professional fees.

(4)	Represents fees and expenses associated with the Transaction paid by the Predecessor, including investment banking, legal and other professional fees.

Purchase Price Allocation:

The purchase price included the $3.4 billion purchase of the outstanding common stock and settlement of stock options outstanding, and transaction costs of $105.0 million, of which $59.6 million was allocated to the cost of issuing debt while the remaining $45.4 million was included in the overall purchase price.

Under business combination accounting, the total purchase price was allocated to the Company’s net tangible and identifiable intangible assets based on their estimated fair values as of June 1, 2006 as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The allocation of the purchase price for property and equipment, intangible assets and deferred income taxes was based upon valuation data at the date of the Transaction; the estimates and assumptions were subject to change during the allocation period as defined by SFAS No. 141. See Note 7 for the adjustments made to goodwill during fiscal 2007.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, as originally allocated (in thousands):

Property and equipment	$368,665
Other long-term assets	17,202
Intangible assets	518,666
Goodwill	2,568,034
Net current assets acquired	340,179
Deferred income tax liabilities	(217,625)
Deferred rent and other long-term liabilities	(63,895)
Debt assumed	(5,055)

Total purchase allocation	$3,526,171

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A summary of the allocation of purchase price to tangible and identifiable intangible assets, other than goodwill, is as follows:

	FMV	Weighted-
Asset Class	(In thousands)	Average Life

Property and Equipment:
Land	$17,805	Indefinite
Buildings and improvements	71,880	26.6
Leasehold improvements and capitalized lease costs	145,362	10.3
Furniture and equipment	44,173	3.2
Technology and other equipment	64,170	3.1
Software	13,033	5.1
Library books	12,242	3.4

Total	$368,665

Intangible Assets:
Tradename — Art Institutes	$330,000	Indefinite
Licensing, accreditation & Title IV program participation	114,000	Indefinite
Student relationships	39,000	4.5
Favorable leases	16,235	6.0
Programs	10,000	6.4
Online curriculum	6,431	3.3
Tradename — Argosy University	3,000	9.0

Total	$518,666

Unaudited pro forma financial information:

The following unaudited pro forma results of operations assume that the Transaction occurred as of the beginning of each of the periods presented and were reflected in the Company’s results from that date. This unaudited pro forma information should not be relied upon as necessarily being indicative of the historical results that would have been obtained if the Transaction had actually occurred at the beginning of each period presented, nor of the results that may be obtained in the future. The pro forma adjustments include the effect of purchase accounting adjustments, transaction costs (including stock-based compensation charges due to the acceleration of stock options in connection with the Transaction), interest expense and related tax effects.

	Year ended June 30,
	2006	2005
	(In thousands)

Net revenues	$1,170,160	$1,019,338
Net loss	(33,396)	(56,409)

Transaction Costs incurred by Predecessor:

During the period from June 1, 2005 through May 31, 2006, the Predecessor recorded costs associated with the Transaction of $52.8 million. These costs consist of $29.4 million of accounting, investment banking, legal and other professional fees, $9.9 million of employee compensation and

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

payroll taxes, and a $13.5 million non-cash charge for stock compensation resulting from the acceleration of stock options and restricted stock.

5.	OTHER CURRENT ASSETS

Other current assets consisted of the following at June 30 (in thousands):

	2007	2006

Tenant improvement receivables	$14,769	$2,345
Prepaid rent	1,687	1,745
Prepaid advisory fees	2,521	2,521
Prepaid software licenses	1,409	1,552
Prepaid insurance	1,633	3,480
Prepaid service contracts	980	164
Other	3,422	3,457

Total other current assets	$26,421	$15,264

6.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30 (in thousands):

Asset Class	2007	2006

Land	$17,805	$17,805
Buildings and improvements	72,847	72,133
Leasehold improvements and capitalized lease costs	206,696	154,024
Furniture and equipment	63,176	45,273
Technology and other equipment	94,198	65,727
Software	19,835	14,005
Library books	18,005	12,845

Total	492,562	381,812
Less accumulated depreciation	76,168	5,676

Property and equipment, net	$416,394	$376,136

Depreciation and amortization expense on property and equipment was $71.3 million for the year ended June 30, 2007, $5.7 million for the Successor period June 1, 2006 through June 30, 2006, $58.9 million for the Predecessor period July 1, 2005 through May 31, 2006 and $58.2 million for fiscal 2005. Such expense includes amortization of capital lease assets under SFAS No. 13, as well as approximately $4.2 million of impairment charges related to fixed assets at certain schools in fiscal 2005.

7.	GOODWILL AND INTANGIBLE ASSETS

The Company made certain adjustments to the allocation of the purchase price during the Successor period. The preliminary allocation of the purchase price for property and equipment, intangible assets and deferred income taxes was based on valuation data and management’s estimates and assumptions, which were subject to change during the allocation period as more

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

information became available. The following table summarizes changes in goodwill for the Successor period from June 1, 2006 through June 30, 2007 (in thousands):

Acquisition of Predecessor in June 1, 2006	$2,562,974
Additional adjustments to fair value subsequent to Transaction	5,060

Balance at June 30, 2006	2,568,034
Additional goodwill from acquisitions of schools	8,246
Additional adjustments to fair value subsequent to Transaction	(225)

Balance at June 30, 2007	$2,576,055

Intangible assets other than goodwill consisted of the following amounts at June 30 (in thousands):

	2007		2006
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
Asset Class	Amount	Amortization	Amount	Amortization

Tradename — Art Institutes	$330,000	$—	$330,000	$—
Tradename — Argosy University	3,000	(361)	3,000	(28)
Licensing, accreditation and Title IV program participation	112,179	—	114,000	—
Curriculum and programs	19,507	(4,835)	16,861	(369)
Student contracts, applications & relationships	39,511	(11,856)	39,000	(912)
Favorable leases and other	16,391	(3,969)	16,231	(400)

Total Intangible Assets	$520,588	$(21,021)	$519,092	$(1,709)

State authorizations and accreditations of the Company’s schools are renewed over time in cycles ranging from every year to up to every ten years depending upon government and accreditation regulations. The Company considers these renewal processes to be a routine aspect of the overall business and therefore assigned them an indefinite life.

Capitalized costs associated with the internal development of online curriculum and programs, which are included in curriculum and programs in the above table were $2.6 million during fiscal 2007, $0.4 million for the Successor period June 1, 2006 through June 30, 2006, $3.0 million for the Predecessor period July 1, 2005 through May 31, 2006 and $3.6 million for fiscal 2005. Amortization of intangible assets was $19.3 million in fiscal 2007, $1.7 million for the Successor period June 1, 2006 through June 30, 2006, $4.0 million for the Predecessor period July 1, 2005 through May 31, 2006, and $6.5 million for fiscal 2005.

Total estimated amortization of the Company’s intangible assets for each of the years ended June 30, 2008 through 2012 and thereafter is as follows (in thousands):

Amortization
Fiscal years	Expense

2008	$18,569
2009	16,105
2010	6,622
2011	5,289
2012	4,224
Thereafter	6,579

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.	ACCRUED LIABILITIES

Accrued liabilities consist of the following at June 30 (in thousands):

	2007	2006

Interest	$27,987	$13,594
Payroll and related taxes	48,181	32,419
Capital expenditures	9,377	2,789
Advertising	7,397	7,993
Self-insurance accrual	2,327	3,173
Professional fees	2,528	4,208
Other	14,995	11,772

Total accrued liabilities	$112,792	$75,948

9.	SHORT TERM AND LONG TERM DEBT

On June 1, 2006, in connection with the Transaction, EM LLC (i) entered into a new $1,485.0 million senior secured credit facility, consisting of a $1,185.0 million term loan facility with a seven year maturity and a $300.0 million revolving credit facility with a six year maturity, and (ii) issued an aggregate of $760.0 million of senior notes and senior subordinated notes. Borrowings on the revolving credit facility outstanding at June 30, 2007 and 2006 are classified as short-term debt on the balance sheet as each year’s outstanding balance was repaid in full in the first month of the following fiscal year. In both fiscal year end periods, EM LLC borrowed in order to satisfy certain year-end regulatory financial ratios at June 30.

Short-Term Debt:

At June 30, 2007 and 2006, $90.0 million and $160.0 million, respectively, was outstanding under the $300.0 million revolving credit facility. Outstanding letters of credit totaling $92.0 million at June 30, 2007 reduced availability of borrowings under the revolving credit facility, leaving $118.0 million of available borrowings under the facility. The interest rate on outstanding borrowings on the revolving credit facility at June 30, 2007 was 9.25%, which equals prime plus a margin of 1.00%. The applicable margin for borrowings under the revolving credit facility can change dependent on certain leverage ratios. EM LLC is obligated to pay a 0.50% rate per annum commitment fee on undrawn amounts under the revolving credit facility, which also varies based on certain leverage ratios. The revolving credit facility is secured by certain of EM LLC’s assets and is subject to their satisfaction of certain covenants and financial ratios described elsewhere in this footnote.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Long-Term Debt:

Long-term debt consisted of the following at June 30 (in thousands):

	2007	2006

Senior secured term loan facility, due 2013	$1,176,113	$1,185,000
Senior notes due 2014 at 8.75%	375,000	375,000
Senior subordinated notes due 2016 at 10.25%	385,000	385,000
Capital leases	2,244	3,101
Mortgage debt of consolidated entities	1,622	1,864

Total long term debt	1,939,979	1,949,965
Less current portion	38,121	12,795

Total long term debt, less current portion	$1,901,858	$1,937,170

Senior Secured Credit Facility

EM LLC issued $1,185.0 million of term loans on June 1, 2006 under the senior secured credit facility. The term loans bore interest at a rate equal to LIBOR plus an applicable margin or, at their option, an applicable margin plus an alternative base rate determined by reference to the higher of (1) the prime rate of interest quoted in the Wall Street Journal Money Rates Section and (2) the federal funds rate plus 1/2 of 1%. The applicable margin for borrowings under the secured credit facility may be reduced subject to satisfying certain leverage ratios.

On February 13, 2007, EM LLC amended and restated the senior secured term loan facility to decrease the interest rate on the outstanding indebtedness to LIBOR plus an applicable margin of 2.0% from LIBOR plus an applicable margin spread of 2.5%. The amended and restated senior secured term loan facility also includes a provision that requires EM LLC to pay a premium equal to 1% of the outstanding loan balance in connection with any future re-pricing that results in an additional margin reduction prior to February 13, 2008. The amendment and restatement of the senior secured term loan facility was accounted for under Emerging Issues Task Force 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” in which the old and new debt agreements were not considered substantially different.

The applicable margin spread was further reduced to 1.75% on May 18, 2007 as a result of EM LLC’s leverage ratio, as defined in the senior secured credit facilities debt agreement, falling below 5.5x at March 31, 2007. The interest rate on the senior secured term loan facility was 7.125% and 7.625% at June 30, 2007 and 2006, respectively.

All obligations under the senior secured credit facilities, including the revolving credit facility, are unconditionally guaranteed by Education Management Holdings LLC and all of EM LLC’s subsidiaries other than subsidiaries that own or operate a school and inactive subsidiaries that have less than $100,000 of assets. The senior secured credit facilities are also secured by pledges of the capital stock of EDMC and each guarantor and a security interest in, and mortgages on, substantially all the tangible and intangible assets of EDMC and each guarantor.

The senior secured credit facilities require EM LLC to prepay outstanding term loans, subject to certain exceptions, with excess cash flow and in the event of certain asset sales, casualty and condemnation events and issuances of debt. In addition, EM LLC is required to make installment payments on the outstanding term loans in quarterly principal amounts of 0.25% of their funded total principal amount for the first six years and nine months, with the remaining amount payable on June 1, 2013.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The senior secured credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, EM LLC’s ability to incur additional indebtedness, pay dividends and distributions on or repurchase capital stock, create liens on assets, enter into sale and leaseback transactions, repay subordinated indebtedness, make investments, loans or advances, make capital expenditures, engage in certain transactions with affiliates, amend certain material agreements, change its lines of business, sell assets and engage in mergers or consolidations. In addition, EM LLC is required to satisfy and maintain a maximum total leverage ratio and a minimum interest coverage ratio under the senior secured credit facilities.

Senior Notes Due 2014 and Senior Subordinated Notes Due 2016

EM LLC issued the senior notes due 2014 and senior subordinated notes due 2016 on June 1, 2006 in connection with the closing of the Transaction. The senior notes due 2014 and senior subordinated notes due 2016 are guaranteed by all of the EM LLC’s subsidiaries other than any subsidiary that owns or operates a school or has been formed for such purpose and has no material assets.

The $375.0 million of senior notes due 2014, which bear interest at 8.75%, are senior unsecured obligations that rank senior in right of payment to future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the senior notes, including the senior subordinated notes due 2016. The senior notes (i) rank equally in right of payment to all existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the senior notes, (ii) are effectively subordinated in right of payment to all existing and future secured debt to the extent of the value of the assets securing such debt, and (iii) are structurally subordinated to all obligations of each subsidiary of EM LLC that is not a guarantor of the senior notes.

The $385.0 million of senior subordinated notes due 2016, which bear interest at 10.25%, are unsecured senior subordinated obligations that are subordinated in right of payment to the existing and future senior debt, including the senior secured credit facilities and the senior notes due 2014. The senior subordinated notes (i) are senior in right of payment to all future subordinated debt, (ii) are effectively subordinated in right of payment to all existing and future secured debt to the extent of the value of the assets securing such debt, and (iii) are structurally subordinated to all obligations of each subsidiary of EM LLC that is not a guarantor of the senior subordinated notes.

Interest on the senior notes due 2014 and senior subordinated notes due 2016 is payable semi-annually commencing on December 1, 2006. The senior notes due 2014 and senior subordinated notes due 2016 are redeemable in whole or in part, at the option of EM LLC, at any time at varying redemption prices that generally include premiums, which are defined in the applicable indentures. In addition, upon a change of control, EM LLC is required to make an offer to redeem all of the senior notes and senior subordinated notes at a redemption price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest.

The indentures governing the senior notes due 2014 and senior subordinated notes due 2016 contain a number of covenants that restrict, subject to certain exceptions, EM LLC’s ability and the ability of its restricted subsidiaries to incur additional indebtedness or issue certain preferred shares, pay dividends on or make other distributions in respect of its capital stock or make other restricted payments, make certain investments, enter into certain types of transactions with affiliates, create liens securing certain debt without securing the senior notes due 2014 or senior subordinated notes due 2016, as applicable, sell certain assets, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets and designate its subsidiaries as unrestricted subsidiaries.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Other indebtedness

EM LLC has a 1% general partnership interest in a consolidated entity that has an outstanding mortgage on one of the Company’s leased facilities in the amount of approximately $1.6 million at June 30, 2007. EM LLC would be required to perform under these guarantees if the subsidiary could not satisfy the obligations. EM LLC has no guarantees for any unconsolidated entities.

EM LLC had outstanding letters of credit of $92.0 million at June 30, 2007, including several letters of credit to the U.S. Department of Education for $89.0 million. The U.S. Department of Education requires EM LLC to maintain a $87.9 million letter of credit due to EM LLC’s failure to satisfy certain regulatory financial ratios after giving effect to the Transaction. Outstanding letters of credit reduce the availability of EM LLC to borrow funds under its $300.0 million revolving credit facility.

As of June 30, 2007, future annual principal payments on long-term debt related instruments are as follows (in thousands):

Fiscal year:

2008	$38,121
2009	12,863
2010	12,610
2011	12,123
2012	9,197
Thereafter	1,855,065

Total	$1,939,979

10.	DERIVATIVE INSTRUMENTS

EM LLC utilizes interest rate swap agreements, which are contractual agreements to exchange payments based on underlying interest rates, to manage the floating rate portion of its term debt. On June 6, 2006, EM LLC entered into two five-year interest rate swap agreements, for a total notional amount of $750.0 million, in order to hedge a portion of its exposure to variable interest payments associated with the senior secured credit facilities. The interest rate swaps are for $375.0 million effective July 1, 2006 and $375.0 million effective July 3, 2006. Under the terms of the interest rate swaps, EM LLC receives payments based on variable interest rates based on the three month LIBOR and makes payments based on a fixed rate of 5.397%. The net receipt or payment from the interest rate swap agreements is recorded in interest expense. The interest rate swaps are designated and qualify as cash flow hedges under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. As such, the swaps are recorded as an asset or a liability in the consolidated balance sheet at fair value, net of tax. The fair values of the swap agreements are based on current settlement prices and quoted market prices of comparable contracts. For the fiscal year ended June 30, 2007, EM LLC recorded an unrealized after-tax loss of $3.5 million in other comprehensive income (loss) related to the change in market value on the swap agreements. At June 30, 2007, there was a cumulative unrealized net loss of $1.1 million, net of tax, related to the swaps included in accumulated other comprehensive income on the Company’s consolidated balance sheet, which may be immediately recognized in the consolidated statement of operations if future events cause the loss of treatment as cash flow hedges as required by SFAS No. 133.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of financial instruments as of June 30 (in thousands):

	2007		2006
	Carrying Value	Fair Value	Carrying Value	Fair Value

Fair value of interest rate swaps	$1,890	$1,890	$(4,424)	$(4,424)
Variable rate debt	$1,176,113	$1,163,045	$1,185,000	$1,189,444
Fixed rate debt	$763,866	$785,804	$764,965	$756,440

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, to the extent the underlying liabilities will be settled in cash, approximated carrying values because of the short-term nature of these instruments. The derivative financial instruments are carried at fair value, which is based on the amount EM LLC would pay to terminate the agreements. The fair values of EM LLC’s debt were determined based on each investment’s trading value at June 30.

12.	INCOME TAXES

The composition of income (loss) before taxes from domestic and foreign locations is as follows (in thousands):

	Successor		Predecessor
		Period from	Period from
	For the Fiscal	June 1, 2006	July 1, 2005	For the Fiscal
	Year ended	through	through	Year ended
	June 30, 2007	June 30, 2006	May 31, 2006	June 30, 2005
Income (loss) before taxes:
Domestic	$57,617	$(34,207)	$169,759	$172,838
Foreign	2,038	2,102	4,250	(4,030)

	$59,655	$(32,105)	$174,009	$168,808

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The components of the income tax provision (benefit) reflected in the accompanying consolidated statements of operations are as follows (in thousands):

	Successor		Predecessor
		Period from	Period from
	For the Fiscal	June 1, 2006	July 1, 2005	For the Fiscal
	Year ended	through	through	Year ended
	June 30, 2007	June 30, 2006	May 31, 2006	June 30, 2005
Current taxes (benefit):
Federal	$16,857	$(10,211)	$67,823	$54,445
State and local	7,519	(3,397)	14,203	12,365
Tax benefit of stock options	—	(39,656)	(5,000)	(10,441)

Total current tax provision (benefit)	24,376	(53,264)	77,026	56,369
Deferred tax provision	2,868	1,199	(8,423)	424
Tax benefit of stock options	—	39,656	5,000	10,441

Total provision (benefit) for income taxes	$27,244	$(12,409)	$73,603	$67,234

The provision (benefit) for income taxes reflected in the accompanying consolidated statements of operations varies from the amounts that would have been provided by applying the United States federal statutory income tax rate to earnings before income taxes as shown below:

	Successor		Predecessor
		Period from	Period from
	For the Fiscal	June 1, 2006	July 1, 2005	For the Fiscal
	Year ended	through	through	Year ended
	June 30, 2007	June 30, 2006	May 31, 2006	June 30, 2005
U.S. Federal statutory income tax rate	35.0%	35.0%	35.0%	35.0%
State and local income taxes, net of U.S. federal income tax benefit	5.7%	16.2%	7.1%	4.7%
Increase (decrease) in valuation allowance	9.4%	(10.3)%	3.4%	0.6%
Permanent items	(3.1)%	(2.1)%	2.3%	0.0%
Stock options	0.0%	0.0%	(5.5)%	0.0%
Other, net	(1.3)%	(0.1)%	0.0%	(0.5)%

Effective income tax rate	45.7%	38.7%	42.3%	39.8%

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Net deferred income tax assets (liabilities) consist of the following at June 30:

	2007	2006

Current deferred tax assets:
Allowance for doubtful accounts	$15,005	$14,175
Restricted stock and stock options	—	10,025
Other	1,101	1,337

Gross current deferred tax assets	16,106	25,537
Less valuation allowance	(786)	(1,892)

Total current deferred tax assets	$15,320	$23,645

Noncurrent deferred tax assets:
Deferred liabilities	$9,167	$7,316
Foreign and state net operating losses	14,013	6,498
Other	2,036	540

Gross noncurrent deferred tax assets	25,216	14,354
Less valuation allowance	(18,333)	(9,734)

Total noncurrent deferred tax assets	$6,883	$4,620

Noncurrent deferred tax liabilities:
Intangibles	$213,044	$216,307
Property and equipment	2,831	6,775
Other	7,284	1,940

Total noncurrent deferred tax liabilities	$223,159	$225,022

Total net noncurrent deferred tax liabilities	$216,276	$220,402

The Company recorded its assets and liabilities at fair market value in conjunction with the Transaction. As part of the business combination accounting, deferred tax liabilities of approximately $218.0 million were recorded related to the book write-up of tangible and intangible property to fair market value. Additionally, deferred tax assets of $45.0 million were recorded with respect to restricted stock and stock options and liabilities recorded for unfavorable leases. Also, as a result of anticipated future state tax net operating losses arising from interest expense on acquisition-related debt, the Company has established a valuation allowance of $4.1 million against various deferred tax assets because the Company has determined that it is currently “more likely than not” that those deferred tax assets will not be realized. The overall net deferred tax impact resulting from the business combination accounting was the creation of a net deferred tax liability of $177.1 million.

At June 30, 2007, the Company had state net operating loss carry forwards of approximately $89.5 million available to offset future taxable income and a related deferred tax asset of $6.2 million. The carry forwards expire at varying dates beginning in fiscal 2008 through fiscal 2026. The Company has determined that it is currently “more likely than not” that the deferred tax assets associated with $84.7 million of its state net operating loss carry forwards will not be realized and has established a valuation allowance equal to the gross deferred tax asset balance of $6.1 million related to these net operating loss carry forwards. In addition, certain of the Company’s state net operating losses may be subject to annual limitation due to these states’ adoption of the ownership change limitations imposed by Internal Revenue Code Section 382 or similar state provisions, which could result in the expiration of these state net operating loss carry forwards before they can be utilized.

At June 30, 2007, the Company had Canadian net operating loss carry forwards of approximately $23.9 million available to offset future taxable income and a related deferred tax asset of $7.8 million. The carry forwards expire at varying dates beginning in fiscal 2009 through fiscal 2016. The significant

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

increase over the balance at June 30, 2006 was due to a return-to-provision adjustment related to the write-down of the assets of the Canadian operations to fair market value as a result of the Transaction. At June 30, 2007, the Company had additional Canadian deferred tax assets of $0.6 million related to temporary items. The Company has determined that it is currently “more likely than not” that the deferred tax assets related to its Canadian net operating losses and temporary items will not be realized and has established a valuation allowance equal to the gross deferred tax assets. Under FASB Statement 109, as a result of the purchase accounting associated with the Transaction, any future release of the valuation allowance against the Canadian deferred tax assets will reduce goodwill and correspondingly increase the deferred tax provision.

13.	SHARE-BASED PAYMENT

Successor:

2006 Stock Option Plan

In August 2006 the Company’s Board of Directors approved the 2006 Stock Option Plan (the “Option Plan”), which authorized equity awards to be granted for up to 1,368,421 shares of the Company’s common stock. The Option Plan was amended during fiscal 2007 to increase the number of available shares to 1,845,171. Under the Option Plan, certain management and key employees of the Company have been or will be granted a combination of options with service and performance conditions (“time-based options”) and options with performance and market conditions (“performance-based options”) to purchase common stock issued by the Company. Both types of grants are subject to certain conditions defined in the Option Plan and in the Company’s Amended and Restated Shareholders’ Agreement that must occur in order for the participants to receive fair market value for their options such as an initial public offering or a change in the ownership of the Company.

The Amended and Restated Shareholders’ Agreement contains a call right that gives the Company the option, not obligation, to repurchase shares issued pursuant to the exercise of stock options to employees who terminate employment with the Company. The purchase price of the Company’s call option depends on the circumstances under which an employee terminates employment. If a participant in the Option Plan were to terminate employment, the Company’s exercise of a repurchase right under the Amended and Restated Shareholders’ Agreement on shares received by the former employee through the exercise of stock options may require equity awards to be expensed in the Company’s statement of operations in the period in which the termination occurs. No outstanding options were exercised prior to June 30, 2007.

As a result of the Transaction, the Company was required to reassess the assumptions used in estimating the fair value of options granted to employees. Because of the fact that the Company’s stock is not publicly traded, an evaluation of the most appropriate fair value technique as well as how to apply the assumptions used in the fair value calculation was conducted. The Company decided that the continued use of a Black-Scholes method to estimate the fair value of time-based options was appropriate. In order to estimate the fair values of performance-based options, the Company uses a Monte Carlo simulation model based on the assumptions used in the time-based options’ Black-Scholes model.

Generally, the option term on 2007 grants was determined using a simplified method based on the average of the weighted vesting term and the contractual term of the options, except for one individual whose previous option exercise activity allowed for an empirical approach to be used. Expected volatility was determined using historical volatility of a seven-company peer group, all of which have stock that is publicly traded. The risk-free interest rate assumption was determined using the yield on a zero-coupon U.S. Treasury strip by extrapolating to a forward-yield curve. The forfeiture rate was determined using a historical forfeiture rate based on the Predecessor’s activity. Finally, as

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the Company does not currently declare dividends or intend to do so in the short term, a dividend yield of zero was used.

Below is a summary of the weighted-average assumptions used for time-based options granted during the year ended June 30, 2007:

Weighted average fair value of options	$28.55
Expected dividend yield	0.0%
Expected volatility	39.9%
Risk-free interest rate	4.6%
Expected forfeiture rate	12.4%
Expected term	6.5 years

Time-based options granted during fiscal 2007 are as follows:

			Weighted
			Average	Aggregate
		Weighted	Remaining	Intrinsic
		Average	Contractual	Value (in
	Options	Exercise Price	Term (yrs)	thousands)

Outstanding at June 30, 2006	—	$—
Granted	910,960	52.24
Exercised	—	—
Forfeited	(8,700)	50.92

Outstanding at June 30, 2007	902,260	$52.23	9.4	$20,520

Exercisable at June 30, 2007	111,156	$50.00	9.1	$2,779

Below is a summary of the weighted-average assumptions used for performance-based options granted during the year ended June 30, 2007:

Weighted average fair value of options	$10.27
Expected dividend yield	0.0%
Expected volatility	37.2%
Risk-free interest rate	4.5%
Expected forfeiture rate	12.4%
Expected term	3.8 years

Performance-based options granted during fiscal 2007 are as follows:

Weighted
			Average	Aggregate
		Weighted	Remaining	Intrinsic
		Average	Contractual	Value (in
	Options	Exercise Price	Term (yrs)	thousands)

Outstanding at June 30, 2006	—	$—
Granted	885,961	52.17
Exercised	—	—
Forfeited	(8,700)	50.92

Outstanding at June 30, 2007	877,261	$52.23	9.4	$20,020

Exercisable at June 30, 2007	$—	—	$—	—

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Time-based options vest ratably over the applicable service period, which is generally five years, on each anniversary of the date of grant. Time-based options also generally vest upon a change in control event, subject to certain conditions. Options generally expire ten years from the date of grant. Performance-based options vest upon the attainment of specified returns on capital invested in the Company by Providence Equity Partners and Goldman Sachs Capital Partners (together, the “Principal Shareholders”). The aggregate intrinsic values in the table above represent the pre-tax differences between the estimated fair market value of the Company common stock at June 30, 2007 and the exercise price of each outstanding and exercisable stock option. Although certain time-based options are formally vested and therefore exercisable, the lower of cost or market call right prevents the holder from realizing any increase in fair value of the shares; therefore, any exercise prior to lapsing of the call right is not substantive for accounting purposes.

At June 30, 2007, the Company considered the conditions entitling the option holders to the fair value for their shares to be less than probable in accordance with SFAS No. 5, “Accounting for Contingencies” as defined by SFAS No. 123R. Under SFAS No. 123R, compensation expense on the grants is not recognized until the conditions entitling these participants to fair value for their shares becomes probable. Accordingly, the Company has not recognized compensation expense related to any of these grants during the year ended June 30, 2007. The total amount of unrecognized compensation cost of all options, net of expected forfeitures, is $30.4 million at June 30, 2007.

Long Term Incentive Compensation Plan

The Company also adopted the Long-Term Incentive Compensation Plan (the “LTIC Plan”) during fiscal 2007. Pursuant to the terms of the plan, a bonus pool will be created based on returns to certain of our shareholders after the occurrence of a “realization event” under the terms of the plan during fiscal 2007. Employees of the Company were granted a total of approximately 760,000 units, of a total of 1,000,000 authorized, under the LTIC Plan, which represent the right to receive a payment based on the value of the bonus pool. As the contingent future events that would result in value to the unit-holders are not probable to occur at June 30, 2007, no compensation expense has been recognized by the Company during the fiscal year ended June 30, 2007 related to these units. The LTIC Plan is currently being accounted for as a liability-plan as the units must be settled in cash if a realization event were to occur prior to an initial public offering. Upon an initial public offering, the units may be settled in shares or cash at the discretion of the Company. Accordingly, the LTIC Plan will then be treated as a performance-based equity plan, and the Company will determine the fair value of each unit. Then upon a subsequent realization event, the units’ estimated fair value as determined at the initial public offering date will be recorded in the Company’s statement of operations.

Predecessor:

The Predecessor maintained a 1996 Stock Incentive Plan and a 2003 Incentive Plan for directors, executive management and key personnel, which provided for the issuance of stock-based incentive awards. An aggregate of 12,000,000 and 5,400,000 shares of Common Stock were reserved for issuance under the 1996 Stock Incentive Plan and 2003 Stock Incentive Plan, respectively. Prior to fiscal 2004, options issued to employees under the 1996 Incentive Plan provide for time-based vesting over three and four years. The majority of the grants made to employees in fiscal 2004, and all grants for fiscal 2005 and the period from July 1, 2005 through May 31, 2006 provide for time-based vesting over two years.

Effective July 1, 2005, the Predecessor adopted the fair value recognition provisions of SFAS No. 123R using the modified prospective transition method; therefore, the Predecessor has not restated results for prior periods. Under this transition method, stock-based compensation expense for the combined fiscal year ended June 30, 2006 includes compensation expense for all stock-based

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

compensation awards granted prior to, but not yet vested as of July 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”. Stock-based compensation expense for all stock-based compensation awards, which include stock options and restricted stock units, granted after July 1, 2005 is based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. During the period from July 1, 2005 through May 31, 2006, the Predecessor recognized these compensation costs on a straight-line basis over the requisite service period of the awards, which is generally the option vesting term. Prior to the adoption of SFAS No. 123R, the Predecessor recognized stock-based compensation expense in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, (APB 25). Under this standard, the Predecessor did not recognize option-based employee compensation cost in the statement of operations for the fiscal year ended June 30, 2005.

As a result of adopting SFAS No. 123R, income before taxes and net income for the Predecessor period July 1, 2005 through May 31, 2006 was $14.1 million and $8.1 million lower, respectively than if the Predecessor had continued to account for share-based compensation under APB 25. Then, prior to the consummation of the Transaction, the remaining $18.7 million of unrecognized compensation cost relating to stock options and restricted stock was accelerated and recorded as compensation expense, as all remaining outstanding unvested stock options became fully vested and settled. Therefore, the total non-cash charges under SFAS No. 123R during the period from July 1, 2005 to May 31, 2006 was $32.2 million, of which $13.4 million related to stock options and $17.8 million related to restricted stock.

The following table illustrates the effect on the Predecessor’s net income as if the Predecessor had applied the fair value recognition provisions of SFAS No. 123R to options granted under its stock option plans in all periods presented (dollars in thousands).

	Eleven Months	Year ended
	ended May 31,	June 30,
	2006	2005

Net income:
As reported	$100,406	$101,574
Add: Stock-based employee compensation expense included in reported net income, net of tax	—	626
Deduct: Impact of SFAS No. 123R, net of tax	—	(17,108)

Pro forma net income	$100,406	$85,092

Weighted average fair value of options granted	$14.50	$11.75

The Predecessor estimated the fair value of each option award on the date of grant using a Black-Scholes option valuation model and the assumptions in the following table. The risk-free interest rate for the periods within the contractual life of the option was generally based on United States Treasury yields at the date of grant. The Predecessor assumed no dividend since it had historically not paid and did not expect to pay dividends in the immediate future. The Predecessor used historical

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

option exercise and termination data behavior to estimate the expected life of an option grant. Expected volatilities were based on historical volatility of the Predecessor’s stock price.

	Eleven Months	Year ended
	ended May 31,	June 30,
	2006	2005

Risk-free interest rate	3.94%	3.62%
Expected dividend yield	—	—
Expected life of options (years)	4.5	4.5
Expected volatility rate	30.90%	39.70%

Prior to the adoption of SFAS No. 123R, the Predecessor presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the statements of cash flows. SFAS No. 123R requires the cash flows resulting from the tax benefits due to tax deductions in excess of the compensation cost recognized for those options to be classified as financing cash flows, with a corresponding reduction to operating cash flows. The total income tax benefit recognized in the statement of operations for share-based compensation plans was $11.8 million for the period July 1, 2005 through May 31, 2006.

Below is a summary of stock options maintained by the Predecessor for the period from June 1, 2005 through May 31, 2006:

	Predecessor
	Period from July 1, 2005		For the Fiscal Years ended
	through May 31, 2006		June, 2005
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price

Outstanding, beginning of period	5,318,964	$22.28	6,848,039	$20.23
Granted	32,575	32.16	276,088	30.57
Exercised	807,113	18.44	1,514,629	13.39
Forfeited	153,602	29.20	290,534	28.39

Outstanding, end of period	4,390,824	$22.82	5,318,964	$22.28

Exercisable, end of period	4,390,824		3,421,058

As described above, all outstanding unvested stock options were fully vested and settled in connection with the Transaction.

The Predecessor also had two non-qualified management stock option plans under which options to purchase shares of common stock were granted to management employees prior to 1996. All outstanding options under these non-qualified plans were fully vested prior to fiscal 2004. Under the terms of the plans, the Board of Directors granted options to purchase shares at prices representing the fair market value of the shares at the time of the grant. The maximum term of all equity awards was ten years and it was the Predecessor’s policy to issue new shares upon share option exercises.

During the period from July 1, 2005 through May 31, 2006, the Predecessor granted shares of restricted stock to non-employee directors, executive management and key personnel under the 2003 Incentive Plan. The restricted stock awards entitled the holder to shares of common stock as the award vested, including in connection with a change in control of the Predecessor. The Predecessor measured the fair value of restricted stock awards based upon the market price of the underlying

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

common stock at the date of grant. Restricted stock expense was amortized over the applicable vesting period using the straight-line method. As of the date of the Transaction, all 561,768 shares of outstanding restricted stock became vested, as described above.

The Predecessor also maintained an employee stock purchase plan. The employee stock purchase plan allowed eligible employees of the Predecessor to purchase, at a discount, up to an aggregate of 3,000,000 shares of common stock through periodic payroll deduction. The Predecessor issued 70,496 and 110,155 shares of common stock under the employee stock purchase plan in fiscal 2006 and 2005, respectively. The purchase price discount for participants in the employee stock purchase plan was 15% during fiscal 2005. The discount percentage was reduced to 5% for fiscal 2006.

In addition to the above, the Predecessor’s retirement plan had an employee stock ownership plan (“ESOP”) feature which permitted the Predecessor to make contributions of its common stock to the ESOP for the benefit of its employees. The Predecessor was not under any obligation to make ESOP contributions to the Plan, but they could do so at its discretion. The Predecessor did not make any ESOP contributions during the period July 1, 2005 through May 31, 2006 or fiscal 2005.

14.	OTHER EMPLOYEE BENEFIT PLANS

The Company sponsors a retirement plan that covers substantially all employees. The Company currently matches 100% of employee contributions to the retirement plan for up to 3% of compensation and 50% of employee contributions between 4% and 6% of compensation. The provisions of the retirement plan allow forfeitures of unvested balances to be used to reduce the Company’s matching contributions. The Company recorded expense relating to the retirement plan of approximately $9.8 million for the fiscal year ended June 30, 2007, $0.7 million for the Successor period June 1, 2006 through June 30, 2006, $8.5 million for the Predecessor period July 1, 2005 through May 31, 2006 and $6.7 million for fiscal 2005.

15.	COMMITMENTS AND CONTINGENCIES

The Company leases certain classroom, dormitory and office space as well as equipment and automobiles under operating leases that expire on various future dates. Rent expense under these leases was $108.1 million for the fiscal year ended June 30, 2007, $8.6 million for the Successor period June 1, 2006 through June 30, 2006, $84.0 million for the Predecessor period July 1, 2005 through May 31, 2006, $73.8 million for fiscal 2005. Rent expense includes short-term commitments for student housing of $35.6 million during the fiscal year ended June 30, 2007, $2.5 million for the Successor period June 1, 2006 through June 30, 2006, $27.3 million for the Predecessor period July 1, 2005 through May 31, 2006 and $26.7 million for fiscal 2005. Certain of the Company’s operating leases contain provisions for escalating payments and options for renewal.

As of June 30, 2007, the annual minimum future commitments under non-cancelable, long-term operating leases are as follows (in thousands):

2008	$110,007
2009	$92,052
2010	$79,944
2011	$69,425
2012	$64,950
Thereafter	$257,409

$673,787

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The Predecessor had a management incentive compensation plan that provided for the awarding of cash bonuses to management personnel using formalized guidelines based upon the operating results of individual schools and the Company as well as other qualitative factors. The Company assumed the previous management compensation plan at the date of the Transaction. These amounts are reflected in accrued liabilities in the accompanying consolidated balance sheets.

In June 2007, The New England Institute of Art (NEIA) received a civil investigative demand letter from the Massachusetts State Attorney General requesting information in connection with the Attorney General’s review of alleged submissions of false claims by NEIA to the Commonwealth of Massachusetts and alleged unfair and deceptive student lending and marketing practices engaged in by the school. NEIA intends to fully cooperate with the Attorney General in connection with its investigation of NEIA’s student lending practices.

The Art Institute of Portland and the Company’s schools located in Illinois have received requests for information from the Attorney General of their respective states addressing the relationships between the schools and providers of loans to students attending the schools. The Company has responded to the requests for information and has fully cooperated with the Attorneys General in their investigations, and the Company will continue to do so should the investigations continue.

In addition to the matters described above, the Company is a defendant in certain legal proceedings arising out of the conduct of its business. In the opinion of management, based upon an investigation of these claims and discussion with legal counsel, the ultimate outcome of such legal proceedings, individually and in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

16.	RELATED PARTY TRANSACTIONS

In connection with the Transaction, EM LLC paid the Principal Shareholders $40.7 million in fees and expenses for financial and structural advice and analysis as well as assistance with due diligence investigations and debt financing negotiations. This amount has been allocated as debt issuance costs or included in the overall purchase price of the Transaction. Under the terms of an agreement among the Company and the Sponsors, EM LLC agreed to pay the Sponsors advisory fees of $5.0 million annually. As of June 30, 2007, other current assets includes $2.5 million relating to prepaid advisory fees, and general and administrative expenses includes $5.0 million related to these advisory fees. This agreement includes customary exculpation and indemnification provisions in favor of the Sponsors and their affiliates. Additionally, the Company paid an affiliate of one of the Sponsors $0.4 million for investment banking services provided in connection with the February 13, 2007 debt amendment described in Note 9.

South University, a wholly-owned subsidiary of the Company, leases three of the buildings it occupies from two separate entities owned by the President of South University, who became an employee of the Company after the purchase of South University in July 2003. Total rental payments, which are included in educational services in the consolidated statements of operations, under these arrangements approximated $1.6 million for the fiscal year ended June 30, 2007, $0.1 million for the Successor period June 1, 2006 through June 30, 2006, $1.4 million for the Predecessor period July 1, 2005 through May 31, 2006 and $1.4 million for fiscal 2005.

At various dates throughout fiscal 2007, a non-employee director and company employees purchased shares of the Company’s common stock at estimated fair market value totalling $19.5 million.

In June 2006, EM LLC entered into a five-year interest rate swap agreement in the amount of $375.0 million with an affiliate of one of the Sponsors. The terms of this swap are discussed in Note 10.

SCHEDULE II
EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

	Balance at	Additions
	Beginning of	Charged to		Balance at End
	Period	Expenses	Deductions	of Period

Allowance accounts for:
Predecessor
Year ended June 30, 2005
Uncollectable accounts receivable	$40,903	$28,017	$36,096	$32,824
Estimated future loan losses	1,534	147	—	1,681
Deferred tax asset valuation allowance	7,643	1,023	—	8,666
Period from July 1, 2005 through May 31, 2006
Uncollectable accounts receivable	$32,824	21,721	15,328	39,217
Estimated future loan losses	1,681	—	—	1,681
Deferred tax asset valuation allowance	8,666	—	2,779	5,887
Successor
Period from June 1, 2006 through June 30, 2006
Uncollectable accounts receivable	$39,217	$1,306	$5,131	$35,392
Estimated future loan losses	1,681	—	—	1,681
Deferred tax asset valuation allowance	10,006 (a)	1,620	—	11,626
Year ended June 30, 2007
Uncollectable accounts receivable	$35,392	$27,930	$25,320	$38,002
Estimated future loan losses	1,681	38	—	1,719
Deferred tax asset valuation allowance	11,626	7,493	—	19,119

(a)	In conjunction with the Transaction, the Company recorded a $4.1 million valuation allowance against various deferred tax assets.

SUPPLEMENTAL QUARTERLY INFORMATION (UNAUDITED)
(Dollars in Thousands)

The Company’s quarterly revenues and income fluctuate primarily as a result of the pattern of student enrollments. Student enrollment at the Company’s Art Institute schools has typically peaked in the fall (fiscal second quarter), when the largest number of recent high school and college graduates typically begin post-secondary education programs. The first quarter is typically the lowest revenue recognition quarter due to student vacations. The seasonality of the Company’s business has decreased over the last several years due to an increased percentage of students enrolling in online programs.

	Predecessor				Successor
	Quarter	Quarter	Quarter	Period from	Period from
	Ended	Ended	Ended	April 1	June 1 through
	September 30	December 31	March 31	through May 31	June 30

Fiscal 2006
Net revenues	$252,985	$312,611	$312,533	$217,634	$74,397
Income (loss) before interest and income taxes	20,655	77,852	64,624	5,528	(17,999)
Income (loss) before income taxes	21,359	79,296	66,800	6,554	(32,105)
Net income (loss)	13,952	47,629	40,358	(1,533)	(19,696)

	Successor
	Quarter ended
	September 30	December 31	March 31	June 30

Fiscal 2007
Net revenues	$290,515	$358,786	$366,721	$347,668
Income before interest and income taxes	27,979	84,367	74,161	41,435
Income (loss) before income taxes	(16,010)	41,427	32,920	1,318
Net income (loss)	(9,814)	25,395	17,685	(855)

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	March 31,	June 30,	March 31,
	2008	2007	2007
	(Unaudited)		(Unaudited)

Assets
Current assets:
Cash and cash equivalents	$367,145	$290,674	$322,452
Restricted cash	12,443	10,308	13,551

Total cash, cash equivalents and restricted cash	379,588	300,982	336,003

Receivables, net of allowances of $48,365, $38,002 and $38,406	154,524	69,940	44,160
Notes, advances and other	10,330	8,802	7,483
Inventories	8,007	6,969	7,842
Deferred income taxes	16,109	15,320	14,320
Other current assets	34,303	26,421	25,494

Total current assets	602,861	428,434	435,302

Property and equipment, net	446,698	416,394	396,059
Other long-term assets	62,677	68,240	70,560
Intangible assets, net	487,345	499,567	504,319
Goodwill	2,586,860	2,576,055	2,566,659

Total assets	$4,186,441	$3,988,690	$3,972,899

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$12,534	$38,121	$12,795
Revolver	—	90,000	—
Accounts payable	45,186	50,419	36,857
Accrued liabilities	119,364	112,792	109,921
Accrued income taxes	5,260	9,430	18,138
Unearned tuition	312,344	51,952	28,959
Advance payments	57,187	78,337	196,099

Total current liabilities	551,875	431,051	402,769

Long-term debt, less current portion	1,892,316	1,901,858	1,930,593
Deferred income taxes	184,914	216,276	203,577
Deferred rent	90,677	80,166	70,383
Other long-term liabilities	95,534	8,585	21,505
Shareholders’ equity:
Common stock, par value $0.01 per share; 40,000,000 shares authorized; 26,771,818 issued and outstanding	268	268	268
Additional paid-in capital	1,339,232	1,339,232	1,339,232
Retained earnings	71,257	12,715	13,569
Accumulated other comprehensive loss	(39,632)	(1,461)	(8,997)

Total shareholders’ equity	1,371,125	1,350,754	1,344,072

Total liabilities and shareholders’ equity	$4,186,441	$3,988,690	$3,972,899

The accompanying condensed notes are an integral part of these consolidated financial statements.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(Dollars in thousands)

	For the nine months
	ended March 31,
	2008	2007

Net revenues	$1,267,808	$1,016,022
Costs and expenses:
Educational services	724,239	588,688
General and administrative	310,633	225,882
Amortization of intangible assets	15,006	14,944

Total costs and expenses	1,049,878	829,514

Income before interest and income taxes	217,930	186,508
Net interest expense	118,838	128,170

Income before income taxes	99,092	58,338
Provision for income taxes	39,211	25,073

Net income	$59,881	$33,265

Earnings per share
Basic	$2.24	$1.26
Diluted	$2.24	$1.26
Weighted average number of shares outstanding
Basic	26,772	26,331
Diluted	26,772	26,331

The accompanying condensed notes are an integral part of these consolidated financial statements.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Dollars in thousands)

	For the nine months
	ended March 31,
	2008	2007

Cash flows provided by operating activities:
Net income	$59,881	$33,265
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	60,698	52,716
Amortization of intangible assets	15,006	14,944
Amortization of debt issuance costs	5,767	5,728
Non-cash adjustments in deferred rent	(1,904)	(2,071)
Reimbursements for tenant improvements	4,400	1,742
Deferred income taxes	598	996
Changes in assets and liabilities:
Restricted cash	(2,135)	(3,515)
Receivables	(84,441)	6,624
Inventories	(1,024)	(1,690)
Other assets	(2,816)	(887)
Accounts payable	(1,702)	(1,765)
Accrued liabilities	7,345	80,171
Unearned tuition	260,392	(7,579)
Advance payments	(21,172)	85,784

Total adjustments	239,012	231,198

Net cash flows provided by operating activities	298,893	264,463

Cash flows used in investing activities:
Acquisition of subsidiaries, net of cash acquired	(1,784)	—
Expenditures for long-lived assets	(90,988)	(75,697)
Reimbursements for tenant improvements	(4,400)	(1,742)
Investment in marketable securities	—	(344,885)
Redemption of marketable securities	—	344,885
Other items, net	—	(882)

Net cash flows used in investing activities	(97,172)	(78,321)

Cash flows used in financing activities:
Payments on revolving credit facility	(90,000)	(160,000)
Payments of debt	(35,129)	(6,577)
Equity investments	—	39,500
Debt issuance costs	—	(298)

Net cash flows used in financing activities	(125,129)	(127,375)
Effect of exchange rate changes on cash and cash equivalents	(121)	389

Net change in cash and cash equivalents	76,471	59,156
Cash and cash equivalents, beginning of year	290,674	263,296

Cash and cash equivalents, end of period	$367,145	$322,452

Cash paid (received) during the period for:
Interest (including swap settlement)	$122,063	$93,655
Income taxes, net of refunds	36,743	(24,323)

The accompanying condensed notes are an integral part of these consolidated financial statements.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY
(Dollars in thousands)

				Retained
	Common	Additional		Earnings	Accumulated Other
	Stock at	Paid-in	Treasury	(Accumulated	Comprehensive
	Par Value	Capital	Stock	Deficit)	Income (Loss)(a)		Total

Balance, June 30, 2006	260	1,299,740	—	(19,696)	2,418		1,282,722

Equity investment	8	39,492	—	—	—		39,500
Comprehensive income:
Net income	—	—	—	32,411	—		32,411
Foreign currency translation	—	—	—	—	(334)		(334)
Unrealized loss on interest rate swaps, net of tax	—	—	—	—	(3,545)		(3,545)

Comprehensive income	—	—	—	—	—		28,532

Balance, June 30, 2007	$268	$1,339,232	$—	$12,715	$(1,461)		$1,350,754

Comprehensive income:
Net income	—	—	—	59,881	—		59,881
Foreign currency translation	—	—	—	—	118		118
Unrealized loss on interest rate swaps, net of tax	—	—	—	—	(38,289)		(38,289)

Comprehensive income							21,710
Cumulative effect of adoption of FASB Interpretation No. 48 (Note 9)	—	—	—	(1,339)	—		(1,339)

Balance, March 31, 2008	$268	$1,339,232	$—	$71,257	$(39,632	)(b)	$1,371,125

(a)	For the nine months ended March 31, 2007, comprehensive income was $21,850, which consisted of net income of $33,265, a $247 foreign currency translation loss and a $11,168 unrealized loss on interest rate swaps, net of tax.

(b)	The balance in accumulated other comprehensive loss at March 31, 2008 is comprised of $283 of cumulative foreign currency translation losses and $39,349 million of unrealized net losses on interest rate swaps, net of tax.

The accompanying condensed notes are an integral part of these consolidated financial statements.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

Basis of presentation

The accompanying unaudited consolidated financial statements of Education Management Corporation and its subsidiaries (collectively, the “Company”) have been prepared by the Company’s management in accordance with generally accepted accounting principles for interim financial information and applicable rules and regulations of the Securities Exchange Act of 1934, as amended. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for annual financial statements. The unaudited consolidated financial statements included herein contain all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary to present fairly the financial position as of March 31, 2008, June 30, 2007 and March 31, 2007, and the statements of operations and of cash flows for the nine months ended March 31, 2008 and 2007. The statements of operations for the nine months ended March 31, 2008 and 2007 are not necessarily indicative of the results to be expected for future periods. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Prospectus for the fiscal year ended June 30, 2007 as filed with the Securities and Exchange Commission (“SEC”). The accompanying consolidated balance sheet at June 30, 2007 has been derived from the consolidated audited balance sheet included elsewhere in this Prospectus.

Nature of operations

The Company is among the largest providers of postsecondary education in North America, with approximately 96,000 active students as of October 2007. The Company offers education through four different education systems (The Art Institutes, Argosy University, the Brown Mackie Colleges and South University) and through online platforms at three of the four education systems. The schools provide students a wide variety of programmatic and degree choices in a flexible learning environment. The curriculum is designed with a distinct emphasis on applied career-oriented content and is primarily taught by faculty members that possess practical and relevant professional experience in their respective fields.

Ownership

On June 1, 2006, the Company was acquired by a consortium of private equity investment funds led by Providence Equity Partners, Goldman Sachs Capital Partners and Leeds Equity Partners (collectively, the “Sponsors”). The acquisition was accomplished through the merger of EM Acquisition Corporation into the Company, with the Company surviving the merger (the “Transaction”). Pursuant to the terms of the merger agreement, all outstanding shares of the Company’s common stock were cancelled in exchange for $43 per share in cash. The Sponsors, together with certain other investors, became the owners of the Company. For purposes of these financial statements, the “Predecessor” refers to the Company during the period prior to June 1, 2006. The “Successor” refers to the Company after June 1, 2006.

The acquisition of the Predecessor was financed by equity invested in EM Acquisition Corporation by the Sponsors and other investors, cash on hand, borrowings under a new senior secured credit facility by the Company’s wholly-owned subsidiary Education Management LLC (“EM LLC”), and notes issued by EM LLC and Education Management Finance Corp. (a wholly-owned subsidiary of EM LLC) consisting of senior notes due 2014 and senior subordinated notes due 2016. The obligations under the new senior secured credit facility are guaranteed by Education Management Holdings LLC, a wholly-owned subsidiary of the Company, and all of EM LLC’s existing direct and indirect domestic subsidiaries, other than any subsidiary that directly owns or operates a school or any inactive

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

subsidiary that has less than $100,000 of assets. The notes are fully and unconditionally guaranteed by all of EM LLC’s direct and indirect domestic restricted subsidiaries, other than any subsidiary that directly owns or operates a school or has been formed for such purpose and has no material assets.

Seasonality

The Company’s quarterly revenues and income fluctuate primarily as a result of the pattern of student enrollments at its schools. The seasonality of the Company’s business has decreased over the last several years due to an increased percentage of students enrolling in online programs, which generally experience less seasonal fluctuations than campus-based programs. The Company’s first fiscal quarter is typically its lowest revenue recognition quarter due to student vacations.

2.	EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed using the weighted average number of shares outstanding during the period, while diluted EPS is calculated to reflect the potential dilution related to time-based and performance-based stock options. The Company uses the treasury stock method to compute diluted EPS.

All stock options at March 31, 2008 were contingently issuable as defined by SFAS No. 128, “Earnings Per Share”. As none of the thresholds that would cause share dilution under this standard were met, none of the Company’s outstanding stock options during the periods presented were dilutive.

Basic and diluted EPS were calculated as follows (in thousands, except per share amounts):

	For the Nine
	Months Ended
	March 31,
	2008	2007
Net income	$59,881	$33,265

Weighted average number of shares outstanding
Basic	26,772	26,331
Effect of stock-based compensation awards	—	—

Dilutive	26,772	26,331
Earnings per share
Basic	$2.24	$1.26
Diluted	$2.24	$1.26

3.	ACCOUNTING STANDARDS NOT YET ADOPTED

On September 15, 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company’s fiscal year beginning July 1, 2008. The Company is in the process of evaluating the potential impact of SFAS No. 157, if any.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill resulting from a business

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

combination. The requirements of SFAS No. 141R are effective for the Company’s fiscal year beginning July 1, 2009. The Company intends to apply the provisions of this standard for any business combination that transpires subsequent to the effective date of the standard.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement 133”, which will enhance required disclosures regarding how an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company beginning July 1, 2009. The Company does not expect the adoption of SFAS No. 161 to have a material impact on the consolidated financial statements or disclosures.

4.	SHARE-BASED PAYMENT

2006 Stock Option Plan

The 2006 Stock Option Plan, as amended (the “Option Plan”), authorizes equity awards to be granted for up to 1,845,171 shares of the Company’s common stock. Under the Option Plan, certain management and key employees of the Company have been or will be granted a combination of time-based options and performance-based options to purchase common stock. Both types of grants are subject to certain conditions defined in the Option Plan and in the Company’s Amended and Restated Shareholders’ Agreement that must occur in order for the participants to receive fair market value for their options.

The Amended and Restated Shareholders’ Agreement contains a call right that gives the Company the option, but not the obligation, to repurchase shares issued pursuant to the exercise of stock options to employees whose employment with the Company is terminated. The purchase price of the Company’s call option depends on the circumstances under which an employee’s employment with the Company is terminated. If employment of a participant in the Option Plan were to terminate, the Company’s exercise of a repurchase right under the Amended and Restated Shareholders’ Agreement of shares received by the former employee through the exercise of stock options may require equity awards to be expensed in the Company’s statement of operations in the period in which the termination occurs. No outstanding options were exercised prior to March 31, 2008.

Time-based options vest ratably over the applicable service period, which is generally five years, on each anniversary of the date of grant. Performance-based options vest upon the attainment of specified returns on capital invested in the Company by Providence Equity Partners and Goldman Sachs Capital Partners (together, the “Principal Shareholders”). Time-based and performance-based options also generally vest upon a change in control or realization event, as defined in the Amended and Restated Shareholders Agreement, subject to certain conditions, and generally expire ten years from the date of grant. At March 31, 2008, the Company considered the conditions entitling the option holders to fair value for their shares to be less than probable in accordance with SFAS No. 5, “Accounting for Contingencies” as defined by SFAS No. 123R, “Share-Based Payment”. Under SFAS No. 123R, compensation expense on the grants is not recognized until one of the conditions entitling these participants to fair value for their shares becomes probable. Accordingly, the Company has not recognized compensation expense related to any of these grants during the nine month periods ended March 31, 2008 or 2007. The total amount of unrecognized compensation cost over the vesting periods of all options, net of expected forfeitures, is $32.3 million at March 31, 2008.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

Long Term Incentive Compensation Plan

The Company also adopted the Long-Term Incentive Compensation Plan (the “LTIC Plan”) during fiscal 2007. Pursuant to the terms of the plan, a bonus pool will be created based on returns to the Principal Shareholders after the occurrence of a “realization event”. At March 31, 2008, approximately 720,000 units were outstanding out of a total of 1,000,000 authorized under the LTIC Plan. These units represent the right to receive a payment based on the value of the bonus pool. As the contingent future events that would result in value to the unit-holders are not probable to occur at March 31, 2008, no compensation expense has been recognized by the Company to date related to these units.

The LTIC Plan is currently being accounted for as a liability-plan as the units must be settled in cash if a realization event were to occur prior to an initial public offering of the Company’s common stock. Upon an initial public offering, the units may be settled in shares of common stock or in cash at the Company’s discretion. Accordingly, the LTIC Plan will then be treated as a performance-based equity plan and the Company will determine the fair value of each unit. Then, upon a subsequent realization event, the estimated fair value of outstanding units as determined at the initial public offering date will be recorded in the Company’s statement of operations.

5.	OTHER CURRENT ASSETS

The following table presents the balances in other current assets (in thousands):

	March 31,	June 30,	March 31,
	2008	2007	2007

Tenant improvement receivables	$19,374	$14,769	$11,301
Prepaid rent	1,780	1,687	2,399
Prepaid advisory fees	3,750	2,521	3,767
Prepaid software licenses	2,852	1,409	2,902
Prepaid insurance	655	1,633	1,440
Prepaid service contracts	2,119	980	804
Other	3,773	3,422	2,881

Total other current assets	$34,303	$26,421	$25,494

6.	LONG-LIVED ASSETS

Goodwill

As a result of the Transaction, the Company recorded approximately $2.6 billion of goodwill. As defined in SFAS No. 141, “Business Combinations”, goodwill is recognized as an asset in the financial statements and initially measured as the excess of the cost of the acquired company over the sum of the amounts assigned to assets acquired less liabilities assumed. In connection with the Transaction, property and equipment and intangible assets other than goodwill were recorded at fair value. The remaining value assigned to goodwill represents the intrinsic value of the Company beyond its tangible and identifiable intangible assets as represented by the excess of the amount paid to acquire the Company over the value of these respective assets.

The following table summarizes goodwill adjustments during the nine-month period ended March 31, 2008 including the effect of the Company’s adoption of FASB Interpretation No. 48,

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

“Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109”, (“FIN 48”) (Note 9) (in thousands):

Goodwill at June 30, 2007	$2,576,055
Final purchase price payment from prior acquisition	1,333
Effect of FIN 48	9,472

Goodwill at March 31, 2008	$2,586,860

Intangible Assets

Intangible assets consisted of the following amounts (in thousands):

	March 31,		June 30,		March 31,
	2008		2007		2007
	Gross		Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization	Amount	Amortization

Tradename-Art Institute	$330,000	—	$330,000	—	$330,000	—
Tradename-Argosy University	3,000	(611)	3,000	(361)	3,000	(278)
Licensing, accreditation and Title IV program participation	112,179	—	112,179	—	114,000	—
Curriculum and programs	22,275	(8,028)	19,507	(4,835)	18,829	(3,732)
Student contracts, applications & relationships	39,511	(20,625)	39,511	(11,856)	39,000	(9,120)
Favorable leases and other	16,407	(6,763)	16,391	(3,969)	16,143	(3,523)

Total intangible assets	$523,372	$(36,027)	$520,588	$(21,021)	$520,972	$(16,653)

Amortization of intangible assets in the nine-month periods ended March 31, 2008 and 2007 was $15.0 million and $14.9 million, respectively. The 2008 period includes a $1.0 million impairment charge, as further discussed below.

Total estimated amortization of the Company’s intangible assets for the remainder of the fiscal year ended June 30, 2008 and for each of the fiscal years ended June 30, 2009 through 2012 and thereafter is as follows (in thousands):

Amortization
Fiscal years	Expense

2008 (remainder)	$4,676
2009	16,476
2010	7,193
2011	5,859
2012	4,794
Thereafter	6,168

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

Property and Equipment

The Company evaluates the recoverability of property and equipment whenever events or changes in circumstances indicate the carrying amount of such assets may not be fully recoverable in accordance with SFAS No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets”. During the nine-month period ended March 31, 2008, the Company recorded an impairment loss of $4.5 million in educational services expense in the consolidated statement of operations as anticipated future cash flows at one of the Company’s schools could not support the carrying value of its property and equipment. The total impairment charge of $5.5 million, which includes $1.0 million associated with intangible assets, adjusted the property and equipment and intangible asset values at the school to their respective estimated fair values, as calculated using a traditional discounted cash flow model.

7.	DEBT AND DERIVATIVE INSTRUMENTS

Debt consisted of the following at March 31, 2008, June 30, 2007 and March 31, 2007 (in thousands):

	March 31,	June 30,	March 31,
	2008	2007	2007

Revolving credit facility	$—	$90,000	$—
Senior secured term loan facility, due 2013	1,141,640	1,176,113	1,179,075
Senior notes due 2014 at 8.75%	375,000	375,000	375,000
Senior subordinated notes due 2016 at 10.25%	385,000	385,000	385,000
Capital leases	1,756	2,244	2,449
Mortgage debt of consolidated entity	1,454	1,622	1,864

Total debt	1,904,850	2,029,979	1,943,388
Less current portion, including revolving credit facility	12,534	128,121	12,795

Total long term debt, less current portion	$1,892,316	$1,901,858	$1,930,593

On February 13, 2007, EM LLC amended and restated the senior secured term loan facility to decrease the interest rate on the outstanding indebtedness to LIBOR plus an applicable margin of 2.0% from LIBOR plus an applicable margin spread of 2.5%. The amended and restated senior secured term loan facility also includes a provision that requires EM LLC to pay a premium equal to 1% of the outstanding loan balance in connection with any future re-pricing that results in an additional margin reduction prior to February 13, 2008. The applicable margin spread was further reduced to 1.75% on May 18, 2007 as a result of EM LLC’s leverage ratio falling below 5.5x at March 31, 2007. The interest rate on the senior secured term loan facility was 4.50% at March 31, 2008, 7.125% at June 30, 2007 and 7.375% at March 31, 2007.

On February 27, 2008 EM LLC increased its revolving credit facility by $22.5 million to $322.5 million through increased bank participation. There were no amendments to the existing credit agreement and no loan fees paid in connection with this increase.

There were no outstanding borrowings under the revolving credit facility at March 31, 2008 or 2007. Outstanding borrowings on the revolving credit facility, which were classified as short-term debt, totaled $90.0 million at June 30, 2007. EM LLC borrowed in order to satisfy certain year-end regulatory financial ratios at June 30, 2007 and repaid all borrowings on July 2, 2007.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

The Company has a 1% general partnership interest in a consolidated entity that has an outstanding mortgage on one of the Company’s leased facilities in the amount of $1.5 million at March 31, 2008. The Company would be required to perform under these guarantees if the subsidiary could not satisfy the obligations. The Company has no guarantees for any unconsolidated entities.

Other indebtedness

EM LLC has issued letters of credit totaling $94.7 million at March 31, 2008, which reduces its availability to borrow funds under the $322.5 million revolving credit facility. An aggregate of $92.4 million of the outstanding letters of credit were issued to the U.S. Department of Education, including a $91.9 million letter of credit due to the Company’s failure to satisfy certain regulatory financial ratios after giving effect to the Transaction.

Derivative instruments

The Company utilizes interest rate swap agreements, which are contractual agreements to exchange payments based on underlying interest rates, to manage the floating rate portion of its term debt. Currently, the Company has two interest rate swaps outstanding, each for notional amounts of $375.0 million. Under the terms of the interest rate swaps, the Company receives payments based on variable interest rates based on the three month LIBOR and makes payments based on a fixed rate of 5.397%.

The Company recorded an unrealized after-tax loss of $38.3 million and $11.2 million for the nine-month periods ended March 31, 2008 and 2007, respectively, in other comprehensive income (loss) related to the change in market value of the Company’s interest rate swap agreements. Additionally, at March 31, 2008, there was a cumulative unrealized loss of $39.3 million, net of tax, related to these interest rate swaps included in accumulated other comprehensive loss on the Company’s consolidated balance sheet, which may be immediately recognized in the consolidated statement of operations if future events cause the loss of treatment as cash flow hedges as required by SFAS No. 133.

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of financial instruments (in thousands):

	March 31, 2008		June 30, 2007		March 31, 2007
	Carrying		Carrying		Carrying
	Value	Fair Value	Value	Fair Value	Value	Fair Value

Fair value of interest rate swaps	$62,808	$62,808	$1,890	$1,890	$15,435	$15,435
Variable rate debt	1,141,640	998,935	1,176,113	1,163,045	1,179,075	1,189,392
Fixed rate debt	763,210	633,710	763,866	785,804	764,313	817,713

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, to the extent the underlying liabilities will be settled in cash, approximated carrying values because of the short-term nature of these instruments. The derivative financial instruments are carried at fair value, which is based on the amount the Company would pay to terminate the agreements. The fair values of the Company’s debt were primarily determined based on each instrument’s trading value at the dates presented.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

9.	INCOME TAXES

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”, which requires the use of the asset and liability method. Under this method, deferred tax assets and liabilities result from (i) temporary differences in the recognition of income and expense for financial and federal income tax reporting requirements, and (ii) differences between the recorded value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. SFAS No. 109 also requires that deferred income tax assets be reduced by a valuation allowance if it is more-likely-than-not that some portion of the deferred income tax asset will not be realized.

The Company’s effective tax rate was 39.6% and 43.0% for the nine months ended March 31, 2008 and 2007. The effective rates differed from the combined federal and state statutory rates primarily due to valuation allowances, expenses that are non-deductible for tax purposes, the deferred tax impact of utilization of Canadian net operating loss carryforwards, and the application of FIN 48.

On July 13, 2006, the FASB issued FIN 48, which clarifies the accounting for income taxes in an enterprise’s financial statements. FIN 48 prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. Under FIN 48, the tax benefit associated with a position taken on a tax return may be recognized in the financial statements when the tax position is at least more-likely-than-not to be sustained upon examination by a taxing authority. The amount of the tax benefit that may be recognized in the financial statements is then measured as the largest amount of benefit that is more-likely-than-not to be realized upon effective settlement. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The recognition and measurement of tax benefits associated with uncertain income tax positions under FIN 48 requires the use of judgment and estimates by management, which are inherently subjective. Changes in judgment about uncertain tax positions taken in previous periods may result from new information concerning an uncertain tax position, completion of an audit, or the expiration of statutes of limitation. These changes may create volatility in the Company’s effective tax rate in future periods.

The Company adopted the provisions of FIN 48 on July 1, 2007. As a result of adopting FIN 48, the Company increased its liability for uncertain tax benefits by $18.5 million, which resulted in a charge to retained earnings of $1.3 million that was recorded as a cumulative effect adjustment for a change in accounting principle to shareholders’ equity as of July 1, 2007, an increase in goodwill of $9.4 million, and an increase in deferred tax assets of $7.8 million. The Company’s total liability for uncertain tax benefits as of July 1, 2007 was $29.0 million, excluding the indirect benefits associated with state taxes and interest that were recorded as deferred tax assets. This liability includes $1.8 million of interest on uncertain tax positions. The Company did not accrue any penalties on uncertain tax positions. The amount of unrecognized tax benefits as of the date of adoption that, if recognized in future periods, would impact the Company’s effective tax rate is $1.8 million.

The Company classifies interest expense and penalties accrued in connection with unrecognized tax benefits as income tax expense in its consolidated statement of operations. This classification is consistent with the Company’s past accounting policy for interest and penalties related to tax liabilities.

The Company’s liability for uncertain tax positions decreased by a net of $1.3 million during the nine-month period ended March 31, 2008. This net decrease is composed of an increase for interest of $1.4 million in fiscal year 2008 for prior year positions, an increase for uncertain tax positions related to prior years of $0.2 million, a decrease of $0.7 million, including interest, as a result of

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

changes in certain methods of tax accounting, and a decrease of $2.2 million, including interest, as a result of the expiration of statutes of limitation. It is reasonably possible that the total amount of gross unrecognized tax benefits will decrease by $2.7 million within the next twelve months due to the expiration of statutes of limitation and anticipated changes in certain methods of tax accounting.

The statutes of limitation for the Company’s U.S. income tax returns are closed for years through fiscal 2004. The Internal Revenue Service (IRS) has concluded its examination of the Company’s U.S. income tax return for fiscal year 2005. The IRS accepted the fiscal 2005 tax return as filed. While the IRS has completed its examination of the Company’s fiscal 2005 U.S. income tax return, the statute of limitations remains open with respect to that year through March 15, 2009.

The statutes of limitation for the Company’s state and local income tax returns for prior periods vary by jurisdiction. However, the statutes of limitation with respect to the major jurisdictions in which the Company files state and local tax returns are generally closed for years through fiscal 2003.

10.	OTHER LONG-TERM LIABILITIES

The following table presents the balances in other long-term liabilities (in thousands):

	March 31,	June 30,	March 31,
	2008	2007	2007

Interest rate swap	$62,808	$1,890	$15,435
Uncertain tax positions	26,109	—	—
Deferred compensation plan	5,479	5,483	5,730
Other	1,138	1,212	340

Total other long-term liabilities	$95,534	$8,585	$21,505

11.	CONTINGENCIES

In June 2007, The New England Institute of Art (NEIA) received a civil investigative demand letter from the Massachusetts State Attorney General requesting information in connection with the Attorney General’s review of alleged submissions of false claims by NEIA to the Commonwealth of Massachusetts and alleged unfair and deceptive student lending and marketing practices engaged in by the school. In February 2008, the Attorney General informed NEIA that it does not plan to further pursue its investigation of the alleged false claims and deceptive marketing practices. NEIA intends to fully cooperate with the Attorney General in connection with its investigation of NEIA’s student lending practices.

The Art Institute of Portland and the Company’s schools located in Illinois have received requests for information from the Attorney General of their respective states addressing the relationships between the schools and providers of loans to students attending the schools. The Company has responded to the requests for information and has fully cooperated with the Attorneys General in their investigations, and the Company will continue to do so should the investigations continue.

In addition to the matters described above, the Company is a defendant in certain legal proceedings arising out of the conduct of its business. In the opinion of management, based upon an investigation of these claims and discussion with legal counsel, the ultimate outcome of such legal proceedings, individually and in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

EDUCATION MANAGEMENT CORPORATION AND SUBSIDIARIES
CONDENSED NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

At March 31, 2008, the Company has provided $10.8 million of surety bonds primarily to state regulatory agencies through four different surety providers. The Company believes that these surety bonds will expire without being funded; therefore, the commitments are not expected to affect the Company’s financial condition.

12.	RELATED PARTY TRANSACTIONS

In connection with the Transaction and under the terms of an agreement between EM LLC and the Sponsors, EM LLC agreed to pay the Sponsors advisory fees of $5.0 million annually. Other current assets includes $3.8 million at March 31, 2008, $2.5 million at June 30, 2007 and $3.8 million at March 31, 2007 and general and administrative expenses includes $3.8 million related to the Sponsors’ advisory fees in each of the nine-month periods ended March 31, 2008 and 2007. This agreement includes customary exculpation and indemnification provisions in favor of the Sponsors and their affiliates.

           Shares
Education Management Corporation
Common Stock

Goldman, Sachs & Co.

Through and including          , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses (other than compensation to the underwriters) expected to be incurred in connection with this offering. All such amounts (except the SEC registration fee, the NASD filing fee and The NASDAQ Stock Market LLC listing fee) are estimated.

SEC registration fee		$15,350
NASD filing fee		50,500
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent and Registrar fees		*
Miscellaneous		*

Total	$

(1)	To be furnished by amendment.

Item 14.	Indemnification of Directors and Officers.

Sections 1741-1750 of the Pennsylvania Business Corporation Law provide for indemnification of the Registrant’s directors and officers against certain liabilities under certain circumstances. Sections 1741-1750 also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

Article Thirteen of the Registrant’s Amended and Restated Articles of Incorporation require the Registrant to promptly indemnify, to the fullest extent permitted by law or Section A(ii) of Article Thirteen, each director or officer (including each former director or officer) (hereafter, an “indemnitee”) of the Registrant who was or is made a party to or a witness in or is threatened to be made a party to or a witness in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether external or internal to the Registrant, by reason of the fact that the indemnitee is or was an authorized representative of the Registrant, against all expenses (including attorneys’ fees, disbursements and other charges), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such proceeding.

Indemnification pursuant to Article Thirteen shall include, but shall not be limited to, cases in which indemnification is permitted pursuant to the provisions of Chapter 17, Subchapter D, of the PBCL. Indemnification pursuant to Section A of Article Thirteen shall be made in every case described in Section A(i) hereof except (i) in connection with a proceeding (or any claim, issue or matter therein or any part thereof) initiated by the indemnitee, unless such initiation was authorized by the Board of Directors of the Registrant; (ii) with respect to any act that is established, by a final, unappealable adjudication adverse to the indemnitee, as having been material to the cause of action so adjudicated and as having constituted either willful misconduct or recklessness; (iii) with respect to any benefit or advantage gained by the indemnitee to which the indemnitee was not legally entitled; (iv) in connection with a proceeding by or for the benefit of the Registrant to recover any profit pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934 and regulations thereunder or similar provisions of any applicable state law; or (v) to the extent that the indemnitee actually receives payment under any policy of insurance or is otherwise reimbursed.

Notwithstanding the other provisions of Section A of Article Thirteen, to the extent that an indemnitee is successful on the merits or otherwise in defense of any proceeding or any part thereof or in defense of any claim, issue or matter therein, including but not limited to obtaining a dismissal without prejudice or a settlement without admission of liability, the indemnitee shall be promptly indemnified by the Registrant against expenses (including attorneys’ fees, disbursements and other charges) actually and reasonably incurred by the indemnitee in connection therewith.

Except as specifically provided in Section A of Article Thirteen, such indemnification shall be made by the Registrant without any requirement that any determination be made or any action be taken by the Board of Directors, shareholders, or legal counsel.

The Registrant shall promptly pay all expenses (including attorneys’ fees, disbursements and other charges) actually and reasonably incurred by an indemnitee in defending or appearing in any proceeding described in Section A of Article Thirteen in advance of the final disposition of such proceeding upon receipt of (i) an undertaking by or on behalf of the indemnitee to repay all amounts advanced if it is ultimately specifically determined by a final, unappealable adjudication that the indemnitee is not entitled to be indemnified by the Registrant and (ii) an irrevocable assignment to the Registrant of all payments to which the indemnitee may be or become entitled, under any policy of insurance or otherwise, in reimbursement of any such expenses paid by the Registrant pursuant to Section B of Article Thirteen. Notwithstanding the foregoing, no advance payment shall be made by the Registrant pursuant to Section B of Article Thirteen if the Board of Directors reasonably and promptly determines by a majority vote of the directors who are not parties to the proceeding that, based upon the facts known to the Board of Directors at the time the determination is made, the matter is of the kind described in Section A(ii)(a) or Section A(ii)(d) of Article Thirteen or the indemnitee’s actions were of the kind described in Section A(ii)(b) or Section A(ii)(c) of Article Thirteen.

Article VII of the Amended and Restated Bylaws of the Registrant require, as described below, that the Registrant indemnify directors and officers to the maximum extent permitted by law and also provide for the mandatory advancement of expenses to directors in most circumstances.

Section 7.1 of the Amended and Restated Bylaws provides that the Registrant shall indemnify, to the fullest extent now or hereafter permitted by law, each director or officer (including each former director or officer) of the Registrant who was or is made a party to or a witness in or is threatened to be made a party to or a witness in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether external or internal to the registrant, by reason of the fact that the indemnitee is or was an authorized representative of the registrant, against all expenses (including attorneys’ fees, disbursements and other charges), judgments, fines (including excise taxes and penalties) and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding.

Section 7.2 of the Amended and Restated Bylaws further provides that the Registrant shall pay all expenses (including attorneys’ fees, disbursements and other charges) actually and reasonably incurred by an indemnitee referred to in Section 7.1 of the Amended and Restated Bylaws in defending or appearing in any action, suit or proceeding described in Section 7.1 of the Amended and Restated Bylaws in advance of the final disposition of such action, suit or proceeding. The expenses incurred by such director or officer shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by or on behalf of the indemnitee to repay all amounts advanced if it shall ultimately specifically be determined by a final, unappealable adjudication that the indemnitee is not entitled to be indemnified by the Registrant, and an irrevocable assignment to the Registrant of all payments to which the indemnitee may be or become entitled, under any policy of insurance or otherwise, in reimbursement of any such expenses paid by the registrant.

The Amended and Restated Bylaws provide that the rights of indemnification and advancement of expenses provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may otherwise be entitled.

Section 7.9 of the Amended and Restated Bylaws provides that the Registrant may purchase and maintain insurance on behalf of each director and officer against any liability asserted against or incurred by such officer or director in any capacity, or arising out of such director’s or officer’s status as such, whether or not the

Registrant would have the power to indemnify such person against such liability under the provisions of Article VII of the Amended and Restated Bylaws.

The registrant maintains directors’ and officers’ liability insurance covering its directors and officers with respect to liabilities, including liabilities under the Securities Act of 1933, as amended, which they may incur in connection with their serving as such. Such insurance provides coverage for the directors and officers against certain liabilities even though such liabilities may not be covered by the indemnification provisions of the Amended and Restated Bylaws.

As permitted by Pennsylvania Business Corporation Law (the “PBCL”) Section 1713, the Amended and Restated Bylaws provide that no director shall be personally liable for monetary damages for any action taken, or failure to take any action, except to the extent that such elimination or limitation of liability is expressly prohibited by the PBCL as in effect at the time of the alleged action or failure to take action by the director. The PBCL states that this exculpation from liability does not apply where the director has breached or failed to perform the duties of his office and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness, and does not apply to the responsibility or liability of a director pursuant to any criminal statute or the liability of a director for payment of taxes pursuant to federal, state or local law. It may also not apply to liabilities imposed upon directors by the federal securities laws.

The Registrant also has policies of directors’ and officers’ liability insurance to indemnify its directors and officers against certain liabilities incurred in their capacities as such.

Item 15.	Recent Sales of Unregistered Securities.

During the three years preceding the filing of this registration statement, Education Management Corporation issued the following securities which were not registered under the Securities Act of 1933, as amended:

On June 1, 2006, EM Acquisition Corp. issued an aggregate of 26,000,000 shares of its common stock as consideration for the merger through which it was acquired by a consortium of private investors by merging an acquisition company into Education Management Corporation, with Education Management Corporation surviving the merger.

On October 30, 2006, Education Management Corporation sold an aggregate of 190,000 shares of its common stock to certain members of senior management and a director for an aggregate of $9.5 million pursuant to a voluntary executive common stock purchase plan.

On October 30, 2006, Education Management Corporation sold 400,000 shares of its common stock to GE Capital Equity Investments, Inc. at a price of $50.00 per share.

In March 2007, Education Management Corporation sold 181,818 shares of its common stock to Todd S. Nelson at a price per share of $55.00 pursuant to the terms of Mr. Nelson’s employment agreement.

No underwriters were involved in the foregoing sales of securities. The issuances listed above were deemed exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) of the Securities Act or Rule 701 thereunder. In accordance with Rule 701, the shares that were issued in transactions deemed exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 701 were completed pursuant to a written compensatory benefit plan, and the issuances did not, during any consecutive 12-month period, exceed 15% of the outstanding shares of Education Management Corporation’s common stock, calculated in accordance with the provisions of Rule 701.

Item 16.	Exhibits.

The following Exhibits are filed as part of this Registration Statement:

Exhibit
Number		Description

*1	.1	Form of Underwriting Agreement
*3	.1	Form of Amended and Restated Articles of Incorporation
*3	.2	Form of Amended and Restated By-Laws
*4	.1	Form of Common Stock Certificate
4.2		Indenture, dated as of June 1, 2006, among Education Management LLC, Education Management Finance Corp., the Guarantors named therein and The Bank of New York, as Trustee, governing the 8 3/4% Senior Notes due 2014 (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form S-4/A of Education Management LLC and Education Management Finance Corp. (File No. 333-137605) filed on November 8, 2006)
4.3		Form of 8 3/4% Senior Note due 2014 (included as part of Exhibit 4.2)
4.4		Indenture, dated as of June 1, 2006, among Education Management LLC, Education Management Finance Corp., the Guarantors named therein and The Bank of New York, as Trustee, governing the 10 1/4% Senior Subordinated Notes due 2016 (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registration Statement on Form S-4/A of Education Management LLC and Education Management Finance Corp. (File No. 333-137605) filed on November 8, 2006)
4.5		Form of 10 1/4% Senior Subordinated Note due 2016 (included as part of Exhibit 4.4)
*5	.1	Opinion of K&L Gates LLP
10.1		Amended and Restated Credit and Guaranty Agreement dated February 13, 2007 among Education Management LLC, Education Management Holdings LLC, certain Subsidiaries of Education Management Holdings LLC, the designated Subsidiary Borrowers referred to therein, each lender thereto, Credit Suisse Securities (USA) LLC, as Syndication Agent, and BNP Paribas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on February 14, 2007)
10.2		Employment Agreement dated February 8, 2007 among Education Management LLC, Education Management Corporation and Todd S. Nelson (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K of Education Management LLC filed on February 14, 2007)
10.3		Employment Agreement, dated as of December 7, 2006, between Education Management LLC and Joseph A. Charlson (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.4		Employment Agreement, dated as of December 7, 2006, between Education Management LLC and John M. Mazzoni (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.5		Employment Agreement, dated as of December 7, 2006, between Education Management LLC and Stacey R. Sauchuk (incorporated by reference to Exhibit 10.03 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.6		Employment Agreement, dated as of December 7, 2006, between Education Management LLC and John T. South, III (incorporated by reference to Exhibit 10.04 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.7		Letter Agreement, dated as of December 7, 2006, between Education Management LLC and John T. South, III (incorporated by reference to Exhibit 10.05 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)

Exhibit
Number	Description

10.8	Letter Agreement, dated March 30, 2007, between Education Management LLC and John T. South, III (incorporated by reference Exhibit 10.03 to the Current Report on Form 8-K of Education Management LLC filed on April 5, 2007)
10.9	Employment Agreement, dated as of June 1, 2006, between Education Management Corporation and John R. McKernan, Jr. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-4 of Education Management LLC and Education Management Finance Corp. (File No. 333-137605) filed on September 24, 2006)
10.10	Letter Agreement, dated February 13, 2007, between Education Management Corporation and John R. McKernan, Jr. (incorporated by reference to Exhibit 10.03 to the Current Report on Form 8-K of Education Management LLC filed on February 14, 2007)
10.11	Letter Agreement, dated June 28, 2007, between Education Management Corporation and John R. McKernan, Jr. (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K of Education Management LLC filed on July 5, 2007)
10.12	Employment Agreement, dated as of December 7, 2006, between Education Management LLC and Stephen J. Weiss (incorporated by reference to Exhibit 10.06 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.13	Employment Agreement, dated as of June 1, 2006, between Education Management Corporation and Edward H. West (incorporated by reference to Exhibit 10.16 the Registration Statement on Form S-4 of Education Management LLC and Education Management Finance Corp. (File No. 333-137605) filed on September 24, 2006)
10.14	Form of Executive Time Vested Stock Option Agreement (incorporated by reference to Exhibit 10.07 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.15	Form of Executive Performance Vested Stock Option Agreement (incorporated by reference to Exhibit 10.08 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.16	Fiscal 2007 Management Incentive Stock Option Plan (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed of Education Management LLC on December 11, 2006)
10.17	EDMC Stock Option Plan, effective August 1, 2006, as amended (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-4/A of Education Management LLC and Education Management Finance Corp. (File No. 333-137605) filed on November 8, 2006), amendments filed as Exhibit 10.01 to the Current Report on Form 8- K of Education Management LLC filed on March 15, 2007, Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on April 5, 2007 and Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on July 5, 2007)
10.18	Education Management LLC Retirement Plan, as amended and restated as of January 1, 2006 (previously filed as Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on December 29, 2006)
10.19	Education Management Corporation Long-Term Incentive Compensation Plan (previously filed as Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on March 2, 2007)

Exhibit
Number		Description

10.20		Amended and Restated Shareholders’ Agreement, dated as of October 30, 2006, between EDMC and each of the Shareholders named therein, as amended (previously filed as Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-4/A of Education Management LLC and Education Management Finance Corp. (File No. 333-137605) filed on November 8, 2006), amendment filed as Exhibit 10.02 to the Current Report on Form 8-K filed by Education Management LLC on April 5, 2007)
*10	.21	Form of Second Amended and Restated Shareholders’ Agreement
*21	.1	List of Subsidiaries of the Registrant
+23	.1	Consent of Ernst & Young LLP
23.2		Consent of K&L Gates LLP (included as part of Exhibit 5.1)
24.1		Powers of Attorney (previously filed)

*	To be filed by amendment.

+	Filed herewith.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

We hereby undertake that:

(i)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania on August 6, 2008.

EDUCATION MANAGEMENT CORPORATION

By:	/s/ Edward H. West
Name:     Edward H. West

Title:	Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

* Todd S. Nelson		President and Chief Executive Officer and Director (Principal Executive Officer)

/s/ Edward H. West Edward H. West		Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 6, 2008

* Christopher M. Lynne		Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)

* John R. McKernan, Jr.		Executive Chairman and Chairman of the Board of Directors

* Adrian M. Jones		Director

* Jeffrey T. Leeds		Director

* Leo F. Mullin		Director

* Paul J. Salem		Director

* Peter O. Wilde		Director

By:	/s/ Edward H. West Edward H. West	Attorney-in-Fact	August 6, 2008

EXHIBIT INDEX

Exhibit
Number		Description

*1	.1	Form of Underwriting Agreement
*3	.1	Form of Amended and Restated Articles of Incorporation
*3	.2	Form of Amended and Restated By-Laws
*4	.1	Form of Common Stock Certificate
4.2		Indenture, dated as of June 1, 2006, among Education Management LLC, Education Management Finance Corp., the Guarantors named therein and The Bank of New York, as Trustee, governing the 8 3/4% Senior Notes due 2014 (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Registration Statement on Form S-4/A of Education Management LLC and Education Management Finance Corp. (File No. 333-137605) filed on November 8, 2006)
4.3		Form of 8 3/4% Senior Note due 2014 (included as part of Exhibit 4.2)
4.4		Indenture, dated as of June 1, 2006, among Education Management LLC, Education Management Finance Corp., the Guarantors named therein and The Bank of New York, as Trustee, governing the 10 1/4% Senior Subordinated Notes due 2016 (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Registration Statement on Form S-4/A of Education Management LLC and Education Management Finance Corp. (File No. 333-137605) filed on November 8, 2006)
4.5		Form of 10 1/4% Senior Subordinated Note due 2016 (included as part of Exhibit 4.4)
*5	.1	Opinion of K&L Gates LLP
10.1		Amended and Restated Credit and Guaranty Agreement dated February 13, 2007 among Education Management LLC, Education Management Holdings LLC, certain Subsidiaries of Education Management Holdings LLC, the designated Subsidiary Borrowers referred to therein, each lender thereto, Credit Suisse Securities (USA) LLC, as Syndication Agent, and BNP Paribas, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on February 14, 2007)
10.2		Employment Agreement dated February 8, 2007 among Education Management LLC, Education Management Corporation and Todd S. Nelson (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K of Education Management LLC filed on February 14, 2007)
10.3		Employment Agreement, dated as of December 7, 2006, between Education Management LLC and Joseph A. Charlson (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.4		Employment Agreement, dated as of December 7, 2006, between Education Management LLC and John M. Mazzoni (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.5		Employment Agreement, dated as of December 7, 2006, between Education Management LLC and Stacey R. Sauchuk (incorporated by reference to Exhibit 10.03 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.6		Employment Agreement, dated as of December 7, 2006, between Education Management LLC and John T. South, III (incorporated by reference to Exhibit 10.04 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.7		Letter Agreement, dated as of December 7, 2006, between Education Management LLC and John T. South, III (incorporated by reference to Exhibit 10.05 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.8		Letter Agreement, dated March 30, 2007, between Education Management LLC and
John T. South, III (incorporated by reference Exhibit 10.03 to the Current Report on Form 8-K of Education Management LLC filed on April 5, 2007)

Exhibit
Number		Description

10.9		Employment Agreement, dated as of June 1, 2006, between Education Management Corporation and John R,. McKernan, Jr. (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-4 of Education Management LLC and Education Management Finance Corp. (File No. 333-137605) filed on September 24, 2006)
10.10		Letter Agreement, dated February 13, 2007, between Education Management Corporation and John R. McKernan, Jr. (incorporated by reference to Exhibit 10.03 to the Current Report on Form 8-K of Education Management LLC filed on February 14, 2007)
10.11		Letter Agreement, dated June 28, 2007, between Education Management Corporation and John R. McKernan, Jr. (incorporated by reference to Exhibit 10.02 to the Current Report on Form 8-K of Education Management LLC filed on July 5, 2007)
10.12		Employment Agreement, dated as of December 7, 2006, between Education Management LLC and Stephen J. Weiss (incorporated by reference to Exhibit 10.06 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.13		Employment Agreement, dated as of June 1, 2006, between Education Management Corporation and Edward H. West (incorporated by reference to Exhibit 10.16 the Registration Statement on Form S-4 of Education Management LLC and Education Management Finance Corp. (File No. 333-137605) filed on September 24, 2006)
10.14		Form of Executive Time Vested Stock Option Agreement (incorporated by reference to Exhibit 10.07 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.15		Form of Executive Performance Vested Stock Option Agreement (incorporated by reference to Exhibit 10.08 to the Current Report on Form 8-K of Education Management LLC filed on December 13, 2006)
10.16		Fiscal 2007 Management Incentive Stock Option Plan (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed of Education Management LLC on December 11, 2006)
10.17		EDMC Stock Option Plan, effective August 1, 2006, as amended (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Registration Statement on Form S-4/A of Education Management LLC and Education Management Finance Corp. (File No. 333-137605) filed on November 8, 2006), amendments filed as Exhibit 10.01 to the Current Report on Form 8- K of Education Management LLC filed on March 15, 2007, Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on April 5, 2007 and Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on July 5, 2007)
10.18		Education Management LLC Retirement Plan, as amended and restated as of January 1, 2006 (previously filed as Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on December 29, 2006)
10.19		Education Management Corporation Long-Term Incentive Compensation Plan (previously filed as Exhibit 10.01 to the Current Report on Form 8-K of Education Management LLC filed on March 2, 2007)
10.20		Amended and Restated Shareholders’ Agreement, dated as of October 30, 2006, between EDMC and each of the Shareholders named therein, as amended (previously filed as Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-4/A of Education Management LLC and Education Management Finance Corp. (File No. 333-137605) filed on November 8, 2006), amendment filed as Exhibit 10.02 to the Current Report on Form 8-K filed by Education Management LLC on April 5, 2007)
*10	.21	Form of Second Amended and Restated Shareholders’ Agreement

Exhibit
Number		Description

*21	.1	List of Subsidiaries of the Registrant
+23	.1	Consent of Ernst & Young LLP
23.2		Consent of K&L Gates LLP (included as part of Exhibit 5.1)
24.1		Powers of Attorney (previously filed)

*	To be filed by amendment.

+	Filed herewith.